Exhibit 99.1

[    ]

Dear Nielsen Shareholder:

You are cordially invited to attend a general meeting of shareholders of Nielsen Holdings plc (“Nielsen”) (the “Nielsen special meeting”) to be held on [                ] at [            ] (Eastern Time). You may attend online via live webcast at [nielsen.onlineshareholdermeeting.com] or in person at [            ].

Nielsen previously announced plans to separate its Global Connect business from its Global Media business. The separation and distribution will occur by means of the establishment of a newly formed company named [    ] (“SpinCo”), which will own and operate the Global Connect business. Nielsen, the existing publicly traded company in which you currently own ordinary shares, will continue to own and operate the Global Media business. The separation and distribution will create two independent publicly traded companies, each of which will have sharper strategic focus and greater opportunity to leverage its unique competitive advantages:

•

Nielsen will provide media and advertising clients with unbiased and reliable metrics that create the shared understanding required for markets to function, enabling its clients to grow and succeed across the global advertising market. Nielsen helps clients to define exactly who they want to reach, as well as optimize the outcomes they can achieve. Nielsen’s cross-platform measurement strategy brings together the best of television and digital measurement to ensure a more functional marketplace for the industry.

•

SpinCo will provide consumer packaged goods manufacturers and retailers with accurate, actionable information and a complete picture of the complex and changing marketplace that brands need to innovate and grow their businesses by providing data and building tools that use predictive models to turn observations in the marketplace into business decisions and winning solutions. SpinCo’s business data and insights, combined with the only open, cloud native measurement and analytics platform that democratizes the power of data, provides an essential foundation that makes markets possible in the evolving world of commerce. With SpinCo’s set of guiding truths, from market share to e-commerce trends, businesses have the tools to create new opportunities.

The separation and distribution is being undertaken to provide current Nielsen shareholders with equity ownership in and exposure to the performance of both Nielsen and SpinCo as independent publicly traded companies. We expect that the separation and distribution will be tax-free for U.S. federal income tax purposes to Nielsen shareholders. The separation will be effected by means of a pro rata distribution to Nielsen shareholders of all of the outstanding ordinary shares of SpinCo. The distribution will be effective at [                ] p.m. (Eastern Time) on [                ], subject to the satisfaction (or, where applicable, waiver) of the other conditions to the distribution described in this document. Following the distribution, SpinCo will be a separate public company initially owned by the shareholders of Nielsen. Each Nielsen shareholder will receive [                ] SpinCo ordinary shares for every Nielsen ordinary share held as of the close of business on [                ], the record date for the distribution (the “distribution record date”). SpinCo intends to apply to have its ordinary shares authorized for listing on the [                ] under the symbol “[                ].” Following the distribution, Nielsen will continue to trade on the New York Stock Exchange under the symbol “NLSN” but will no longer own the Global Connect business.

At the Nielsen special meeting, you will be asked to consider and vote upon the proposal to approve the separation of SpinCo and its business from Nielsen and the proposed interim distribution in specie (the “distribution”) of SpinCo ordinary shares to Nielsen shareholders, as well as related proposals, as set out in Proposal No. 1 in the Notice of the Special Meeting of Nielsen Shareholders (the “Resolution”). If the Resolution is approved by Nielsen shareholders and the other conditions to the distribution are satisfied, you will not need to take any action to receive the SpinCo ordinary shares to which you are entitled as a Nielsen shareholder. You will not be required to make any payments to Nielsen or to surrender or exchange your Nielsen ordinary shares in order to receive the SpinCo ordinary shares to which you are entitled as a Nielsen shareholder.

Nielsen’s board of directors considered a range of strategic options in relation to the future ownership of the Global Connect business and considered a number of factors in evaluating the separation and distribution. Based on its review, Nielsen’s board of directors determined that the separation and distribution are advisable, fair to and in the best interests of Nielsen and its shareholders as a whole. Accordingly, Nielsen’s board of directors has approved the separation and distribution, and recommends that you vote “FOR” the approval of the separation of SpinCo and its business from Nielsen and the distribution of SpinCo ordinary shares to Nielsen shareholders. The majority of Nielsen’s board of directors, to the extent that they own Nielsen ordinary shares, intend to vote “FOR” the approval of the separation of SpinCo and its business from Nielsen and the distribution of SpinCo ordinary shares to Nielsen shareholders.

Your vote is very important, regardless of the number of Nielsen ordinary shares you own. The Resolution must be approved by a simple majority of the votes cast at the Nielsen special meeting in person or by proxy. Only shareholders who owned Nielsen ordinary shares as of the close of business on [            ], the record date for the Nielsen special meeting (the “meeting record date”), will be entitled to vote at the Nielsen special meeting.

To vote your shares, you may return your proxy card by mail, submit a proxy via the Internet or by telephone (as specified in the Internet and telephone voting instructions contained in the proxy statement), or attend the Nielsen special meeting and vote online if you attend the Nielsen special meeting online, or in person if you attend the physical meeting. If your shares are held in the name of a brokerage firm, bank, trust or other nominee, you must instruct the brokerage firm, bank, trust or other nominee how to vote your shares or obtain a proxy, executed in your favor, from that record holder in order to vote at the Nielsen special meeting. Even if you plan to attend the Nielsen special meeting online or in person, we urge you to promptly submit a proxy for your shares via the Internet or by telephone or by completing, signing, dating and returning the enclosed proxy card by mail. If you attend the Nielsen special meeting and wish to vote either online or in person, you may revoke your proxy and vote either online or in person.

If you fail to return your proxy by mail, submit a proxy via the Internet or by telephone, attend the Nielsen special meeting and vote either online or in person, or give voting instructions to your brokerage firm, bank, trust or other nominee, then your shares will not be counted for determining whether a quorum is present at the Nielsen special meeting, and will not be counted as a vote for or against the Resolution.

The enclosed joint proxy statement/information statement provides detailed information about the separation and distribution and contains important business and financial information about SpinCo and Nielsen. We encourage you to read the joint proxy statement/information statement (and the documents incorporated by reference into the joint proxy statement/information statement) carefully in its entirety.

Thank you for your ongoing support of Nielsen.

Sincerely,

David Kenny

Chief Executive Officer, Chief Diversity

Officer

Nielsen Holdings plc

NOTICE OF THE SPECIAL MEETING OF NIELSEN SHAREHOLDERS

Nielsen Holdings plc

Registered in England and Wales with registered no. 09422989

Notice is hereby given that a general meeting of Nielsen Holdings plc (“Nielsen”) will be held on [ ] at [ ] a.m. (Eastern Time) (such meeting, the “Nielsen special meeting”). Holders of ordinary shares of Nielsen (the “Nielsen shareholders”) will be asked to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1.	Separation and Distribution Resolution

THAT:

(A)

upon the recommendation of the members of the board of directors of Nielsen (the “Nielsen Board of Directors”) and subject to the final approval of the Nielsen Board of Directors and the satisfaction (or waiver by Nielsen) of certain other conditions contained in the separation and distribution agreement in connection with the separation of Nielsen SpinCo B.V. (“SpinCo”) and its business from Nielsen and the proposed distribution by Nielsen of shares in SpinCo to Nielsen shareholders (the “separation and distribution”), an interim distribution in specie of the shares of SpinCo be and is hereby declared payable to the Nielsen shareholders on the register of members of Nielsen as of the close of business on [            ] (or, such other time or date as the Nielsen Board of Directors may determine) (the “distribution record date”), credited as fully paid, in the proportion of [            ] shares of SpinCo per [            ] shares of Nielsen then held by each Nielsen shareholder, so that each Nielsen shareholder will hold an entitlement to [            ] SpinCo shares for each [            ] shares of Nielsen held at the distribution record date;

(B)	the separation and distribution be and is hereby approved for the purposes of Article 5.3 of the Articles of Association of Nielsen; and

(C)

each and any of the members of the Nielsen Board of Directors and the executive officers of Nielsen be and is hereby authorised to conclude and implement the separation and distribution and to do or procure to be done all such acts and things on behalf of Nielsen and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the separation and distribution with such amendments, modifications, variations or revisions thereto as are not of a material nature.

Notes

1. In accordance with Nielsen’s Articles of Association, all resolutions will be taken on a poll. Voting on a poll means that each share represented in person or by proxy will be counted in the vote. All resolutions will be proposed as ordinary resolutions, which under applicable law means that each resolution must be passed by a simple majority of the votes cast at the Nielsen special meeting in person or by proxy. Explanatory notes regarding the Resolution are set out in the relevant sections of the accompanying proxy materials relating to the Resolution.

2. The results of the polls taken on the Resolution at the Nielsen special meeting and any other information required by the UK Companies Act 2006 will be made available on Nielsen’s website as soon as reasonably practicable following the Nielsen special meeting and for a period of two years thereafter.

3. To be entitled to attend and vote at the Nielsen special meeting and any adjournment or postponement thereof, shareholders must be registered in the register of members of Nielsen at the close of business in New York on [        ] (the “meeting record date”). Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting. If you hold shares through a broker, bank or other nominee, you can attend the Nielsen special meeting and vote by following the instructions you receive from your bank, broker or other nominee.

4. Shareholders are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the Nielsen special meeting. A shareholder may appoint more than one proxy in relation to the Nielsen special meeting; provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A corporate shareholder may appoint one or more corporate representatives to attend and to speak and vote on its behalf at the Nielsen special meeting. A proxy need not be a shareholder of Nielsen.

5. If you are a shareholder of record or hold shares through a broker, bank or other nominee and are voting by proxy through the internet or by telephone, your vote must be received by [        ] [a.m./p.m.] (Eastern Time) on [        ] to be counted. If you are a shareholder of record or hold shares through a broker, bank or other nominee and are voting by mail, your vote must be received by [        ] [a.m./p.m.] (Eastern Time) on [        ] to be counted. A shareholder who has returned a proxy instruction is not prevented from attending the Nielsen special meeting either online or in person and voting if he/she wishes to do so, but please note that only your vote last cast will count. If you hold shares through Nielsen’s 401(k) plan, the plan trustee, Fidelity Management Trust Company, will vote according to the instructions received from you provided that your instructions are received by [        ] [a.m./p.m.] (Eastern Time) on [        ]. Your instructions cannot be changed or revoked after that time, and the shares you hold through the 401(k) plan cannot be voted online at the Nielsen special meeting.

6. Unless you hold shares through Nielsen’s 401(k) plan, you may revoke a previously delivered proxy at any time prior to the Nielsen special meeting. You may vote online if you attend the Nielsen special meeting online, or in person if you attend the physical meeting, thereby cancelling any previous proxy.

7. Pursuant to the Securities and Exchange Commission rules, Nielsen’s proxy statement and related information prepared in connection with the Nielsen special meeting are available at: [        ] and [        ]. You will need the 16-digit control number included on your Notice of Internet Availability or proxy card in order to access the proxy materials on [        ]. These proxy materials will be available free of charge.

8. You may not use any electronic address provided in this Notice of the Special Meeting of Nielsen Shareholders or any related documentation to communicate with Nielsen for any purposes other than as expressly stated.

[SpinCo Logo]

[                ]

Dear Future [                ] Shareholder:

I am pleased to welcome you as a future shareholder of [                ] (“SpinCo”). SpinCo is the Dutch incorporated holding company for the Global Connect business, which helps our clients enhance their interactions with consumers and make critical business decisions that we believe positively affect their sales and profitability. Our business is built on an extensive foundation of proprietary data assets designed to yield essential insights for our clients to successfully measure, analyze and grow their business and manage their performance. From measuring market share to consumer trends to predicting the impact of varying pricing and promoting decisions, SpinCo is the critical partner manufacturers and retailers need.

Our company provides consumer packaged goods manufacturers and retailers with accurate, actionable information and a complete picture of the complex and changing marketplace that brands need to innovate and grow their businesses. We provide data and build tools that use predictive models to turn observations in the marketplace into business decisions and winning solutions. Our data and insights, combined with the only open, cloud native measurement and analytics platform that democratizes the power of data, continue to provide an essential foundation that makes markets possible in the rapidly evolving world of commerce. With SpinCo’s set of guiding truths, from market share to e-commerce trends, businesses have the tools to create new opportunities.

As an independent [                ] listed public company, we believe we will be attractively positioned to drive results with a singular focus and an independent structure that allows faster decision-making; implement a distinct, fit-for-purpose capital structure and allocation strategy aligned with our growth plans; benefit from strategic flexibility to invest in growth opportunities; and create compelling pure-play investment opportunities for investors by driving accelerated growth and profits over time.

We intend to list SpinCo’s ordinary shares on [    ] under the symbol “[    ].” I encourage you to learn more about SpinCo by reading the attached document.

Sincerely,

David Rawlinson

Chief Executive Officer

[                ]

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 2020

JOINT PROXY STATEMENT/INFORMATION STATEMENT

Nielsen SpinCo B.V.

This joint proxy statement/information statement is being furnished in connection with the distribution by Nielsen Holdings plc (“Nielsen”) to its shareholders of all of the outstanding ordinary shares of [                ], a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), which will be converted into a Dutch public limited company (naamloze vennootschap) prior to the separation and distribution (“SpinCo”), currently a wholly owned subsidiary of Nielsen, that will hold Nielsen’s Global Connect business. To implement the distribution, Nielsen will distribute all of the outstanding ordinary shares of SpinCo on a pro rata basis to Nielsen shareholders in a manner that is intended to be tax-free for U.S. federal income tax purposes. Following the distribution, SpinCo will be a separately listed public company.

For every [                ] Nielsen ordinary share held of record by you as of the close of business on [                        ], the record date for the distribution (the “distribution record date”), you will receive [    ] SpinCo ordinary shares. You will receive cash in lieu of any fractional SpinCo ordinary shares that you would otherwise have been entitled to receive pursuant to the application of the above ratio. As discussed in the section entitled “The Separation and Distribution—Trading Between the Distribution Record Date and the Distribution Date,” if you sell your Nielsen ordinary shares in the “regular-way” market after the distribution record date and before the distribution, you also will be selling your right to receive SpinCo ordinary shares in the distribution. SpinCo expects the SpinCo ordinary shares to be distributed by Nielsen to you at [        ] p.m. (Eastern Time) on [                    ]. SpinCo refers to the date of the distribution of SpinCo ordinary shares as the “distribution date.”

The separation of SpinCo and its business from Nielsen and the proposed interim distribution in specie (the “distribution”) of SpinCo ordinary shares to Nielsen shareholders are subject to a number of conditions, including Nielsen shareholder approval and the final approval of the Nielsen Board of Directors. If the separation of SpinCo and its business from Nielsen and the interim distribution in specie of SpinCo ordinary shares to Nielsen shareholders are approved by Nielsen shareholders and the other conditions to the distribution are satisfied, you will not need to take any action to receive the SpinCo ordinary shares to which you are entitled as a Nielsen shareholder. You will not be required to make any payments to Nielsen or to surrender or exchange your Nielsen ordinary shares to receive the SpinCo ordinary shares to which you are entitled as a Nielsen shareholder.

There is no current trading market for SpinCo ordinary shares, although SpinCo expects that a limited market, commonly known as a “when-issued” trading market, will develop on or about the distribution record date, and SpinCo expects “regular-way” trading of SpinCo ordinary shares to begin on the first trading day following the completion of the distribution. SpinCo intends to apply to have its ordinary shares authorized for listing on [    ] under the symbol “[    ].” Following the distribution, Nielsen will continue to trade on the New York Stock Exchange under the symbol “NLSN.”

In reviewing this joint proxy statement/information statement, you should carefully consider the matters described in the section entitled “Risk Factors,” beginning on page 26.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this joint proxy statement/information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities. The date of this joint proxy statement/information statement is [                ].

This joint proxy statement/information statement was first made available to Nielsen shareholders on or about [                ].

Presentation of Information

Except as otherwise indicated or unless the context otherwise requires, the information included about SpinCo in this joint proxy statement/information statement assumes the completion of the separation and distribution. Unless the context otherwise requires and except in the historical financial statements included herein, references in this joint proxy statement/information statement to “SpinCo” refer to [                ], a public limited company incorporated under the laws of the Netherlands, and its consolidated subsidiaries after the distribution. References to “SpinCo” in the historical financial statements included herein refer to Nielsen’s Global Connect business, the predecessor to SpinCo. Unless the context otherwise requires, references in this joint proxy statement/information statement to “Nielsen” refer to Nielsen Holdings plc, a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries (other than, after the distribution, SpinCo and its consolidated subsidiaries). References in this joint proxy statement/information statement to SpinCo’s historical business and operations refer to the business and operations of Nielsen’s Global Connect business that will be transferred to SpinCo in connection with the separation and distribution.

References in this joint proxy statement/information statement to the “separation” refer to the separation of the Global Connect business from Nielsen’s other businesses and the creation of a separate company, [                ], to hold Nielsen’s Global Connect business. References in this joint proxy statement/information statement to the “distribution” refer to the interim distribution in specie of all of the outstanding ordinary shares of SpinCo to Nielsen’s shareholders on a pro rata basis, which will result in SpinCo becoming an independent, publicly traded company.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is SpinCo and why is Nielsen separating the Global Connect business and distributing SpinCo stock?	SpinCo, which is currently a wholly owned subsidiary of Nielsen, was formed on March 17, 2020 to own and operate Nielsen’s Global Connect business. The separation of SpinCo from Nielsen and the distribution of SpinCo ordinary shares are intended to provide you with equity ownership in two separate publicly traded companies that will be able to focus exclusively on each of their respective businesses. SpinCo and Nielsen expect that the separation and distribution will result in enhanced long-term performance of each business for the reasons discussed in the section entitled “The Separation and Distribution—Reasons for the Separation and Distribution.”

Why am I receiving this document?	To be entitled to attend and vote at the Nielsen special meeting and any adjournment or postponement thereof, shareholders must be registered in the register of members of Nielsen at the close of business in New York on [ ] (the “meeting record date”). Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting. If you hold shares through a broker, bank or other nominee, you can attend the Nielsen special meeting and vote by following the instructions you receive from your bank, broker or other nominee.

This document serves as a proxy statement of Nielsen in respect of the Nielsen special meeting as well as an information statement of SpinCo, and it provides detailed information about the Nielsen special meeting, the separation and distribution, Nielsen and SpinCo. Nielsen encourages you to read this document carefully in its entirety.

To complete the distribution, in accordance with Nielsen’s Articles of Association, all resolutions will be taken on a poll. Voting on a poll means that each share represented in person or by proxy will be counted in the vote. All resolutions will be proposed as ordinary resolutions, which under applicable law means that each resolution must be passed by a simple majority of the votes cast at the Nielsen special meeting in person or by proxy. Explanatory notes regarding the Resolution are set out in the relevant sections of the accompanying proxy materials relating to the Resolution.

If you are a holder of Nielsen ordinary shares as of the close of business on [ ], the distribution record date, you will be entitled to receive [ ] SpinCo ordinary shares for every [ ] ordinary share of Nielsen that you held as of the close of business on such date. You will receive cash in lieu of any fractional SpinCo ordinary shares. This document will help you understand how the separation and distribution will affect your post-separation ownership in Nielsen and SpinCo, respectively.

Why did I receive a one-page notice in the mail regarding the Internet availability of this joint proxy statement/information statement, instead of the full joint proxy statement/information statement?

Pursuant to U.S. Securities and Exchange Commission (the “SEC”) rules, Nielsen has elected to provide shareholders access to this joint proxy statement/information statement over the Internet. Nielsen believes that this process will expedite its shareholders’ receipt of materials, lower the costs and reduce its environmental impact. Accordingly, Nielsen sent a notice of Internet availability on or about [ ] (the “notice of Internet availability”) to shareholders of record entitled to vote at the Nielsen special meeting.

All shareholders will have the ability to access the joint proxy statement/information statement and other proxy materials on a website referred to in the notice of Internet availability and to download printable versions of these materials, or to request and receive a printed set of these materials from us. Instructions on how to access these materials over the Internet or to request a printed copy from Nielsen may be found in the notice of Internet availability. Nielsen encourages you to read the joint proxy statement/information statement carefully.

How will the separation and distribution of SpinCo from Nielsen work?	The separation and distribution is conditional upon, among other things, the approval of the Resolution, which under applicable law must be passed by a simple majority of the total voting rights of the shareholders of Nielsen who vote on such resolution, as well as the approval of the separation and distribution by the Nielsen Board of Directors.

Details of other conditions to the separation and distribution that are contained in the separation and distribution agreement that Nielsen and SpinCo will enter into before the separation and distribution (such agreement, the “separation and distribution agreement”) are set out in more detail in the section of this joint proxy statement/information statement entitled “SpinCo’s Relationship with Nielsen Following the Separation and Distribution.”

Assuming the conditions are satisfied (or, where applicable, waived), the separation and distribution will be effected by Nielsen declaring an interim distribution in specie of all of the outstanding ordinary shares of SpinCo to Nielsen shareholders on a pro rata basis that is intended to be tax-free for U.S. federal income tax purposes. As a result of the distribution, SpinCo will become an independent public company.

Why is the separation of SpinCo structured as a distribution?	Nielsen believes that a distribution that is tax-free for U.S. federal income tax purposes of SpinCo ordinary shares to Nielsen shareholders is an efficient way to separate its Global Connect business in a manner that will create long-term value for Nielsen, SpinCo and their respective shareholders.

What is the distribution record date?	The record date for the distribution will be [ ].

When will the distribution occur?	It is expected that all outstanding SpinCo ordinary shares will be distributed by Nielsen at [ ] (Eastern Time) on [ ] to holders of record of Nielsen ordinary shares as of the close of business on [ ], the distribution record date, subject to the satisfaction (or, where applicable, waiver) of the other conditions to the distribution described in this document.

What do shareholders need to do to participate in the distribution?	Shareholder approval of the separation and distribution is required. For additional information, see the section entitled “Questions and Answers About the Nielsen Special Meeting.”

Shareholders of Nielsen as of the distribution record date will not be required to take any action to receive SpinCo ordinary shares in the distribution assuming the requisite shareholder approval is obtained, but you are urged to read this entire joint proxy statement/information statement carefully. Assuming the requisite shareholder approval is obtained, you do not need to pay any consideration, exchange or surrender your existing Nielsen ordinary shares or take any other action to receive your SpinCo ordinary shares.

The distribution will not affect the number of outstanding ordinary shares of Nielsen or any rights of Nielsen shareholders, although it will affect the market value of each outstanding ordinary share of Nielsen.

How will SpinCo ordinary shares be issued?	You will receive SpinCo ordinary shares through the same channels that you currently use to hold or trade Nielsen ordinary shares, whether through a brokerage account, 401(k) plan or other channel. Receipt of SpinCo ordinary shares will be documented for you in the same manner that you typically receive shareholder updates, such as monthly broker statements and 401(k) statements.

If you own Nielsen ordinary shares as of the close of business on [ ], the distribution record date, including shares owned in certificate form, Nielsen, with the assistance of [ ] (“[ ]” or the “distribution agent”), the distribution agent for the distribution, will electronically distribute SpinCo ordinary shares to you or to your brokerage firm on your behalf in book-entry form. [ ] will mail you a book-entry account statement that reflects your SpinCo ordinary shares, or your bank or brokerage firm will credit your account for the shares.

How many SpinCo ordinary shares will I receive in the distribution?	Nielsen will distribute to you [ ] SpinCo ordinary shares for every [ ] ordinary share of Nielsen held by you as of the close of business on the distribution record date. You will receive cash in lieu of any fractional SpinCo ordinary shares. Based on approximately [ ] ordinary shares of Nielsen outstanding as of [ ], a total of approximately [ ] SpinCo ordinary shares will be distributed. For additional information on the distribution, see the section entitled “The Separation and Distribution.”

Will fractional SpinCo ordinary shares be issued in the distribution?	No. SpinCo will not issue fractional ordinary shares in the distribution. Fractional shares that Nielsen shareholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise have been entitled to receive) to those shareholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

What are the conditions to the distribution?	The distribution is subject to approval by a simple majority of the votes cast at the Nielsen special meeting in person or by proxy, as well as the satisfaction (or waiver by Nielsen in its sole discretion) of the following conditions:

•

the completion of the transfer of assets and liabilities from Nielsen to SpinCo in accordance with the separation and distribution agreement that Nielsen and SpinCo will enter into before the distribution;

•	works council, union or similar employee collective group and employee information and/or consultation processes have been completed, if and to the extent required under local laws;

•

the receipt by Nielsen and continued validity of a private letter ruling from the Internal Revenue Service (the “IRS”) with respect to certain requirements for qualification for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), satisfactory to the Nielsen Board of Directors;

•

the receipt by Nielsen of an opinion from Nielsen’s outside tax advisor to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied, satisfactory to the Nielsen Board of Directors;

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the receipt by the Nielsen Board of Directors from an independent appraisal firm acceptable to Nielsen of one or more opinions to the Nielsen Board of Directors at the time or times requested by the Nielsen Board of Directors confirming the solvency and financial viability of Nielsen before the consummation of the distribution and each of Nielsen and SpinCo after consummation of the distribution, and such opinions shall have been acceptable to Nielsen in form and substance in Nielsen’s sole discretion and such opinions shall not have been withdrawn or rescinded;

•

the SEC having declared effective the registration statement of which this joint proxy statement/information statement forms a part, no stop order suspending the effectiveness thereof being in effect and no proceedings for such purpose pending before or threatened by the SEC and this joint proxy statement/information statement having been made available to Nielsen shareholders;

•

all actions or filings necessary or appropriate under applicable U.S. federal, U.S. state, U.K., Netherlands or other securities laws having been taken and, where applicable, having become effective or been accepted by the applicable governmental entity;

•	any governmental approvals and material consents necessary to consummate the separation and distribution having been obtained and remaining in full force and effect;

•	the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties;

•

the separation, distribution and related transactions having been duly approved by the Nielsen Board of Directors following the shareholder vote to approve the Resolution at the Nielsen special meeting;

•

no order, injunction or decree issued by any court of competent jurisdiction, or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions, being in effect;

•	the SpinCo ordinary shares to be distributed having been approved for listing on the [ ], subject to official notice of distribution;

•

Nielsen having received the proceeds from the $[                ] cash transfer from SpinCo described in the section entitled “SpinCo’s Relationship with Nielsen Following the Separation and Distribution—Separation Agreement—Cash Transfer from SpinCo” and Nielsen being satisfied in its sole discretion that as of the effective time of the distribution, it shall have no further liability under any of the SpinCo financing arrangements described in the section entitled “Description of Material Indebtedness of SpinCo”;

•	Nielsen having prepared a balance sheet of Nielsen showing distributable reserves sufficient to cover the book value of SpinCo; and

•

no other event or development being in existence or having occurred that, in the judgment of the Nielsen Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, distribution and other related transactions.

Nielsen and SpinCo cannot assure you that any or all of these conditions will be met and Nielsen may also waive any of the conditions to the distribution that are subject to waiver. In addition, Nielsen can decline at any time to go forward with the separation and distribution. For a complete discussion of all of the conditions to the distribution, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

What will happen if the Resolution is not approved by the holders of Nielsen ordinary shares?	If the Resolution is not approved by the holders of Nielsen ordinary shares and the other conditions to the distribution and separation are not satisfied (or waived), Nielsen’s Global Connect business will continue to form part of Nielsen. As long as the Global Connect business remains a part of Nielsen, Nielsen’s ordinary shares will also represent an indirect interest in the Global Connect business, as they do today.

If the separation and distribution does not proceed, the potential benefits of the separation and distribution will not be realized and there may be an adverse impact on Nielsen’s business, financial condition and operating results.

What is the expected date of completion of the distribution?	The completion and timing of the distribution are dependent upon the satisfaction (or, where applicable, waiver) of certain conditions. It is expected that the SpinCo ordinary shares will be distributed by Nielsen at [ ] (Eastern Time) on [ ], to the holders of record of Nielsen ordinary shares as of the close of business on [ ], the distribution record date. However, no assurance can be provided as to the timing of the distribution or that all conditions to the distribution will be satisfied or, if applicable, waived. See the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Can Nielsen decide to cancel the distribution of SpinCo ordinary shares even if all of the conditions have been met?	Yes. The distribution is subject to the satisfaction (or, where applicable, waiver) of certain conditions. See the section entitled “The Separation and Distribution—Conditions to the Distribution.” Until the distribution has occurred, Nielsen has the right to terminate the distribution, even if all of the conditions have been satisfied or, if applicable, waived.

What if I want to sell my Nielsen ordinary shares or my SpinCo ordinary shares?	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

What is “regular-way” and “ex-distribution” trading of Nielsen ordinary shares?	Beginning on or shortly before the distribution record date and continuing up to and through the distribution date, it is expected that there will be two markets in Nielsen ordinary shares: a “regular-way” market and an “ex-distribution” market. Nielsen ordinary shares that trade in the “regular-way” market will trade with an entitlement to SpinCo ordinary shares distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to SpinCo ordinary shares distributed pursuant to the distribution. If you hold Nielsen ordinary shares on the distribution record date and then decide to sell any Nielsen ordinary shares before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Nielsen ordinary shares with or without your entitlement to SpinCo ordinary shares pursuant to the distribution.

Where will I be able to trade SpinCo ordinary shares?	SpinCo intends to apply to list its ordinary shares on the [ ] under the symbol “[ ].” SpinCo anticipates that trading in its ordinary shares will begin on a “when-issued” basis on or about [ ], the distribution record date, and will continue up to and through the distribution date, and that “regular-way” trading in SpinCo ordinary shares will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell SpinCo ordinary shares up to and through the distribution date, but your transaction will not settle until after the distribution date. SpinCo cannot predict the trading prices for its ordinary shares before, on or after the distribution date.

What will happen to the listing of Nielsen ordinary shares?	Nielsen ordinary shares will continue to trade on the New York Stock Exchange after the distribution under the symbol “NLSN.”

Will the number of Nielsen ordinary shares that I own change as a result of the distribution?	No. The number of Nielsen ordinary shares that you own will not change as a result of the distribution; provided, however, that the value of that holding is expected to change as a result of the separation and distribution.

Will the distribution affect the market price of my Nielsen ordinary shares?	Yes. As a result of the distribution, Nielsen expects the trading price of Nielsen ordinary shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately before the distribution because the trading price will no longer reflect the value of its Global Connect business. There can be no assurance that the aggregate market value of the Nielsen ordinary shares and SpinCo ordinary shares following the distribution will be higher or lower than the market value of Nielsen ordinary shares if the separation and distribution did not occur. This means, for example, that the combined trading prices of [ ] Nielsen ordinary shares and [ ] SpinCo ordinary shares after the distribution may be equal to, greater than or less than the trading price of [ ] Nielsen ordinary shares before the distribution.

What are the material U.S. federal income tax consequences of the contribution and the distribution?

It is a condition to the completion of the distribution that Nielsen receive a private letter ruling from the IRS and an opinion from its outside tax advisor, in each case satisfactory to the Nielsen Board of Directors, with respect to certain requirements for qualification for tax-free treatment under Section 355 of the Code. Accordingly, it is expected that, except with respect to cash received in lieu of a fractional ordinary share of SpinCo, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of SpinCo ordinary shares in the distribution for U.S. federal income tax purposes. You will, however, recognize gain or loss for U.S. federal income tax purposes with respect to cash received in lieu of a fractional ordinary share of SpinCo. You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as non-U.S. tax laws. For additional information regarding the potential U.S. federal income tax consequences to SpinCo and to you of the contribution and the distribution, see the section entitled “Material U.S. Federal Income Tax Consequences.”

How will I determine my tax basis in the SpinCo shares I receive in the distribution?	For U.S. federal income tax purposes, your aggregate basis in the ordinary shares that you hold in Nielsen and the new SpinCo ordinary shares received in the distribution (including any fractional share interest in SpinCo ordinary shares for which you receive cash) will equal the aggregate basis in Nielsen ordinary shares held by you immediately before the distribution, allocated between the Nielsen ordinary shares and SpinCo ordinary shares (including any fractional share interest in SpinCo ordinary shares for which you receive cash) you receive in the distribution in proportion to the relative fair market value of each on the distribution date. You should consult your tax advisor about the particular consequences of the distribution to you, including the application of the tax basis allocation rules and the application of state, local and non-U.S. tax laws.

What will SpinCo’s relationship be with Nielsen following the separation and distribution?	After the separation and distribution, Nielsen and SpinCo will be separate companies with separate management teams and separate boards of directors. Prior to the distribution, SpinCo will enter into a separation and distribution agreement with Nielsen to effect the separation and distribution and to provide a framework for SpinCo’s relationship with Nielsen after the separation and distribution. SpinCo and Nielsen will also enter into certain other agreements, such as a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, a trademark license agreement and a master services agreement. These agreements will provide for the allocation between SpinCo and Nielsen of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of Nielsen and its subsidiaries attributable to periods prior to, at and after the separation and distribution and will govern the relationship between SpinCo and Nielsen subsequent to the completion of the separation and distribution. For additional information regarding the separation and distribution agreement and other agreements between Nielsen and SpinCo, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “SpinCo’s Relationship with Nielsen Following the Separation and Distribution.”

Who will manage SpinCo after the separation and distribution?	SpinCo will have a management team with an extensive background in the Global Connect business. For additional information regarding SpinCo’s management, see the section entitled “SpinCo Management.”

Are there risks associated with owning SpinCo ordinary shares and, after the separation and distribution, with owning Nielsen ordinary shares?	Yes. Ownership of SpinCo ordinary shares is subject to both general and specific risks relating to SpinCo’s businesses, the industries in which it operates, the ongoing contractual relationships between SpinCo and Nielsen and SpinCo’s status as a separate, publicly traded company. Ownership of SpinCo ordinary shares is also subject to risks relating to the separation and distribution. These risks are described in the section entitled “Risk Factors.” You are encouraged to read that section carefully.

Where is SpinCo incorporated?	SpinCo is incorporated in the Netherlands.

Where can I find details about SpinCo’s board of directors and governance structure?	For details about SpinCo’s board of directors and governance structure, see the sections entitled “SpinCo Directors,” “SpinCo Director Compensation Following the Separation and Distribution,” “Description of SpinCo’s Ordinary Shares—Corporate Governance” and “Company/Corporate Law Comparative Table of SpinCo and Nielsen.”

Does SpinCo plan to pay dividends?	SpinCo has no current plans to pay dividends on its ordinary shares. However, SpinCo may decide to declare and pay a dividend in the future. The declaration and payment of any dividends in the future by SpinCo will be subject to the sole discretion of the board of directors of SpinCo (the “SpinCo Board of Directors”) and will depend upon many factors. See the section entitled “SpinCo Dividend Policy.”

What rights will attach to my SpinCo shares and how do these compare to the rights attaching to my Nielsen shares?	A comparative overview of the rights attached to the shares of SpinCo and the shares of Nielsen is included in the section entitled “Company/Corporate Law Comparative Table of SpinCo and Nielsen.”

Will SpinCo incur any indebtedness prior to, or at the time of, the distribution?	SpinCo intends to enter into certain financing arrangements prior to, or concurrently with, the separation and distribution, and expects to have approximately $[ ] of total outstanding indebtedness at the completion of the distribution. See the sections entitled “Description of Material Indebtedness of SpinCo” and “Risk Factors—Risks Related to the Separation and Distribution.”

Who will be the distribution agent, transfer agent and registrar for SpinCo ordinary shares?	The distribution agent, as well as the transfer agent and registrar for SpinCo ordinary shares following the distribution, will be [ ]. For questions relating to the mechanics of the distribution, you should contact [ ] toll free at [ ] or non-toll free at [ ].

Where can I find more information about Nielsen and SpinCo?	See the section entitled “Where You Can Find More Information.”

Before the distribution, if you have any questions relating to Nielsen’s or SpinCo’s business, you should contact:

Nielsen Holdings plc

675 6th Avenue, 3rd Floor

New York, NY 10010

Attention: Investor Relations

+1 (646) 654-8153 ir@nielsen.com

After the distribution, SpinCo shareholders who have any questions relating to SpinCo’s business should contact SpinCo at:

[ ]

Attention: Investor Relations

Who can vote at the Nielsen special meeting?	Holders of Nielsen ordinary shares on the register of members as of the close of business on the meeting record date may vote at the Nielsen special meeting.

What will I need in order to attend the Nielsen special meeting?	Nielsen will be hosting the Nielsen special meeting live via the internet and in person. The Nielsen special meeting will be held on [ ] at [ ] a.m. (Eastern Time). You may attend online via live webcast at [nielsen.onlineshareholdermeeting.com] or in person at [ ].

To attend online:

You will need your 16-digit control number included on your notice of internet availability or proxy card. Instructions on how to attend and participate via the internet are posted at [www.proxyvote.com] (before the meeting) and [nielsen.onlineshareholdermeeting.com] (during the meeting). The online meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection if they intend to participate in the meeting online. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

To attend in person:

You must have a government-issued photo identification along with either your admission ticket (which is included in your notice of internet availability or proxy card) or proof of ownership of Nielsen ordinary shares as of the meeting record date.

Proof of ownership may be any of the following:

•	a brokerage statement or letter from a bank or broker indicating ownership on the meeting record date;

•	a printout of the proxy distribution email (if you received your materials electronically); or

•	a voting instruction form.

For directions to attend the Nielsen special meeting in person, go to: [http://ir.nielsen.com/investor-relations/shareholder-information/special-meeting/default.aspx] or contact the Company Secretary at companysecretary@nielsen.com.

Nielsen will be unable to admit anyone who does not present valid identification or refuses to comply with its security procedures. Cameras, videotaping equipment and other recording devices and large packages, banners, placards and signs will not be permitted at the Nielsen special meeting.

What if during the check-in time or during the meeting I have technical difficulties or trouble accessing the meeting website online?	If you encounter any difficulties accessing the online meeting during the check-in or meeting time, please call the technical support number that will be posted online on the shareholder meeting login page.

What am I being asked to vote on at the Nielsen special meeting?	You are being asked to vote on the following proposals scheduled to be voted on at the Nielsen special meeting:

1. The approval of an interim distribution in specie of ordinary shares in SpinCo to holders of ordinary shares in Nielsen in the proportion of [ ] ordinary shares in SpinCo for each [ ] ordinary shares of Nielsen held by such Nielsen shareholder at the distribution record date;

2. The approval of the separation and distribution for the purposes of Article 5.3 of the Articles of Association of Nielsen; and

3. The authorization of each member of the Nielsen Board of Directors, and each of the executive officers of Nielsen, to conclude and implement the separation and distribution and to do or procure to be done all such acts and things as they may consider necessary for the purpose of giving effect to the separation and distribution.

What is a quorum?	Two shareholders present at the meeting and entitled to vote are a quorum.

How many votes do I have?	You are entitled to one vote at the Nielsen special meeting for each share held by you on the register of members of Nielsen as of the close of business on the meeting record date. As of [ ], the meeting record date, Nielsen had [ ] ordinary shares outstanding.

What vote is required for Nielsen’s shareholders to approve the Resolution?	The Resolution scheduled to be voted on at the Nielsen special meeting will be proposed as an ordinary resolution and requires the vote of a simple majority of the votes cast at the Nielsen special meeting in person or by proxy.

How does the Nielsen Board of Directors recommend that I vote?	The Nielsen Board of Directors recommends that you vote “FOR” the Resolution.

How do I vote my shares without attending the Nielsen special meeting?	If you are a shareholder of record on the meeting record date, you may vote by granting a proxy:

By Internet: You may submit your proxy by going to [www.proxyvote.com] (before the meeting) or at [nielsen.onlineshareholdermeeting.com] (during the meeting) and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit control number included in your notice of internet availability or proxy card in order to vote by internet.

By telephone: You may submit your proxy by dialing [1-800-690-6903] and by following the recorded instructions. You will need the 16-digit control number included in your notice of internet availability or proxy card in order to vote by telephone.

By mail: You may submit your proxy by completing, signing and dating your proxy card (if you received one) where indicated and sending it back in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

For shares held in “street name,” you may vote by submitting voting instructions to your bank, broker or nominee.

Internet and telephone voting facilities will close at 11:59 p.m. (Eastern Time) on [ ] for the voting of shares held by shareholders of record or held in “street name” and 11:59 p.m. (Eastern Time) on [ ] for the voting of shares held through Nielsen’s 401(k) plan. Mailed proxy cards with respect to shares held by shareholders of record or in “street name” must be received no later than 9:00 a.m. (Eastern Time) [ ]. Mailed proxy cards with respect to shares held through Nielsen’s 401(k) plan must be received no later than 11:59 p.m. (Eastern Time) on [ ].

May I vote at the Nielsen special meeting rather than by proxy?	Although Nielsen encourages you to vote through the internet or the telephone or to complete and return a proxy card (if you received one) by mail prior to the Nielsen special meeting to ensure that your vote is counted, you can attend the Nielsen special meeting online or in person and vote your shares during the meeting, unless you hold your shares through Nielsen’s 401(k) plan, which cannot be voted in person at the Nielsen special meeting.

If you plan to vote in person, bring your printed proxy card if you received one by mail. Otherwise, Nielsen will give shareholders of record a ballot at the Nielsen special meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the Nielsen special meeting in person and vote at the meeting.

What does it mean if I receive more than one notice or more than one set of proxy materials on or about the same time?	It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card (if you received one) or, if you vote by internet or telephone, vote once for each notice of internet availability or proxy card you receive.

What is a proxy?	A proxy is your legal designation of another person to vote your shares. This written document describing the matters to be considered and voted on at the Nielsen special meeting includes a proxy statement. The document used to designate a proxy to vote your shares is called a proxy card.

May I change or revoke my proxy?	Yes. Whether you have voted by internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

•	Voting again by internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Time) on [ ];

•	Submitting a properly signed proxy card (if you received one) with a later date that is received no later than 9:00 a.m. (Eastern Time) on [ ];

•	Sending a written statement to that effect to the Company Secretary, provided such statement is received no later than 9:00 a.m. (Eastern Time) on [ ]; or

•	Attending the Nielsen special meeting, revoking your proxy and voting in person or online.

If you hold shares through the Nielsen 401(k) plan, you may change your vote and revoke your proxy by any of the first three methods listed above if you do so no later than 11:59 p.m. (Eastern Time) on [ ]. You cannot, however, revoke or change your proxy with respect to shares held through the Nielsen 401(k) plan after that date, and you cannot vote those shares in person at the Nielsen special meeting.

If you hold shares in “street name,” you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy by attending the Nielsen special meeting online or in person.

Nielsen will honor the proxy with the latest date. However, no revocation will be effective unless Nielsen receives notice of such revocation at or prior to the deadlines mentioned above. For those shareholders who submit a proxy electronically or by telephone, the date on which the proxy is submitted in accordance with the instructions listed on the notice of internet availability or the proxy card is the date of the proxy.

How are votes counted?	Abstentions: Votes may be cast in favor of or against or you may abstain from voting. If you intend to abstain from voting for the Resolution, you will need to check the abstention box for the Resolution. In determining whether the Resolution receives the requisite number of affirmative votes, an abstention will not be considered to be a vote in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” the Resolution.

Broker non-votes: Broker non-votes occur when shares held by a bank, broker or other nominee are not voted with respect to a proposal because (1) the bank, broker or other nominee has not received voting instructions from the shareholder who beneficially owns the shares and (2) the bank, broker or other nominee lacks the authority to vote the shares at its/his/her discretion. The Resolution is considered to be a non-routine matter under New York Stock Exchange rules. Accordingly, any bank, broker or other nominee holding your shares will not be permitted to vote on the Resolution at the Nielsen special meeting without receiving voting instructions from you. Broker non-votes will not be counted in the calculation of the votes “FOR” and “AGAINST” the Resolution.

If you sign and submit your proxy card (if you received one) without giving specific voting instructions, this will be construed as an instruction to vote the shares as recommended by the Nielsen Board of Directors, so your shares will be voted “FOR” the Resolution and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted on.

Who will count the votes?	Representatives of [ ] will tabulate the votes and act as inspectors of election.

Could other matters be decided at the Nielsen special meeting?	As of the date of this joint proxy statement/information statement, Nielsen is not aware of any matters to be raised at the Nielsen special meeting other than the matter referred to herein.

If other matters are properly presented to be considered and voted on at the Nielsen special meeting and if you are a shareholder of record and have submitted a proxy card (if you received one), the persons named in your proxy card will have the discretion to vote on those matters for you.

Who will pay for the cost of this proxy solicitation?	Nielsen will pay the cost of soliciting proxies. Nielsen expects to pay approximately $[ ] plus out-of-pocket expenses for [ ] to assist in soliciting proxies.

Who can help answer my other questions?	If you have additional questions about the separation and distribution, need assistance in submitting your proxy or voting your shares, or need additional copies of the joint proxy statement/information statement or proxy card, please contact:

[ ].

Please note that [ ] cannot provide advice on the merits of the proposal or any financial, legal or tax advice.

JOINT PROXY STATEMENT/INFORMATION STATEMENT SUMMARY

Except as otherwise indicated or unless the context otherwise requires, the information included about SpinCo in this joint proxy statement/information statement assumes the completion of the separation and distribution. Unless the context otherwise requires and except in the historical financial statements included herein, references in this joint proxy statement/information statement to “SpinCo” refer to [                ], a public limited company incorporated under the laws of the Netherlands, and its consolidated subsidiaries after the distribution has become effective. References to “SpinCo” in the historical financial statements included herein refer to Nielsen’s Global Connect business, the predecessor to SpinCo. SpinCo is a wholly owned subsidiary of Nielsen, and this will continue to be the case until the distribution has become effective. Unless the context otherwise requires, references in this joint proxy statement/information statement to “Nielsen” refer to Nielsen Holdings plc, a public limited company incorporated under the laws of England and Wales, and its consolidated subsidiaries (other than, after the distribution, SpinCo and its consolidated subsidiaries). References in this joint proxy statement/information statement to the “separation” refer to the separation of the Global Connect business from Nielsen’s other businesses and the creation of a separate company, [                 ], to hold the Global Connect business. References in this joint proxy statement/information statement to the “distribution” refer to the in specie distribution of all of the outstanding ordinary shares of SpinCo to Nielsen’s shareholders on a pro rata basis, which will result in SpinCo becoming an independent, publicly traded company.

Overview

SpinCo is a global data analytics and measurement company, with a broad geographic presence in approximately 100 countries and services covering approximately 90% of the world’s population, according to population estimates published by the United Nations. Through its measurement, SpinCo believes that it has the best and most comprehensive understanding of the world’s consumer. It takes this understanding and delivers trusted data, advanced solutions and essential insights to manufacturers and retailers, so they can make more informed marketing and merchandising decisions. SpinCo’s information on consumer behavior allows its retail and consumer packaged goods (“CPG”) clients to quickly identify opportunities for growth, reduce inefficiencies and strengthen their position in the marketplace. SpinCo invented the concept of market share when, in 1935, its auditors first surveyed store shelves to determine sales patterns, and SpinCo builds upon that industry-defining innovation today.

SpinCo provides these trusted technology-driven products and services to over 20,000 clients:

•

Retail Measurement: SpinCo combines detailed sales data with online and offline partner data, in-house expertise and the latest technology to produce the most accurate view of the marketplace. Clients across nearly every retail industry use SpinCo’s information and insights to make manufacturing, marketing, distribution and sales decisions.

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Consumer Panel Measurement: SpinCo’s consumer panels collect data from more than 250,000 household panelists across 24 countries, using a combination of in-home scanners and mobile applications to record purchases, to help its clients understand consumer purchasing trends.

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Analytics: SpinCo’s Connect platform provides a growing selection of automated consumer intelligence and actionable insights that help clients identify unmet consumer needs, improve workflow and make smarter decisions throughout their development and marketing cycles.

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Loyalty: A global leader in loyalty data processing, SpinCo allows its retail clients to understand and act on consumer data sets. SpinCo’s technology also allows retailers to easily share customer data and analytics with their manufacturer partners for mutual growth.

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Advisory Services: SpinCo provides its clients with a suite of customized research services as well as consumer and industry studies to better understand consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing and marketing mix.

SpinCo’s Strengths

SpinCo believes that it has several competitive advantages, including the following:

Global Scale. SpinCo’s information and insights about consumers cover approximately 90% of the global population, according to population estimates published by the United Nations. SpinCo tracks billions of transactions per month in approximately 100 countries around the world. This global presence gives clients a clear understanding of consumer needs, so they can sell to each market more effectively.

Strong, Diversified Client Relationships. SpinCo’s long-standing partnerships and client contracts with high renewal rates provide both a foundation for revenue and a platform for growth. Many of the world’s largest brands, including The Coca-Cola Company, Nestle S.A., Unilever and The Procter & Gamble Company, as well as leading retail chains like Tesco plc, Walgreens and Walmart and online retailers like JD.com, use SpinCo as their information and analytics provider. In addition, due to SpinCo’s presence in emerging markets, it has cultivated strong relationships with local market leaders that can benefit from SpinCo’s services as they expand.

Scalable Operating Model. SpinCo’s operating model allows it to scale its services and solutions across clients, markets and geographies rapidly and efficiently, to achieve high-quality outcomes in a cost-efficient manner. SpinCo’s flexible architecture also enables clients to use its technology and solutions on their own platforms. It also enables SpinCo to incorporate third-party data, giving it a greater view of the global marketplace.

Enhanced Data Assets and Data Measurement Science. SpinCo continues to enhance its core competency in measurement science by improving research approaches and investing in new methodologies. SpinCo has also invested significantly in its data architecture to enable the integration of distinct large-scale census data sets including those owned by third parties. SpinCo believes that its expertise, established standards and increasingly granular and comprehensive data assets provide it with a distinct advantage as it delivers more precise insights to its clients.

Innovation. While technology is changing the consumer’s path to purchase, SpinCo helps its clients navigate this changing landscape and answer critical questions through the innovative Connect platform. The Connect platform is a unique, open and cloud-based platform that allows SpinCo’s clients to quickly identify sales trends and inform everyday decisions around innovation, distribution, price, promotion and media. Both retailers and manufacturers have access to the Connect platform, enabling a high degree of collaboration. SpinCo has also further enhanced its information and analytics delivery platform to enable the management of consumer loyalty programs for retail clients. SpinCo’s e-commerce measurement solution, a combination of SpinCo’s retail data partners, consumer-sourced data and advanced analytics, will provide the industry a clear view of the “Total Consumer.” Today, SpinCo offers online measurement and analytic services via its Connect platform in over 30 major markets across the globe, with plans to expand to all markets where consumers have the ability to shop online.

SpinCo’s Strategies

SpinCo has developed the Connect platform to help its clients meet the challenges associated with increased customer access to product and pricing information, linking SpinCo’s data set, which is the largest, most comprehensive data set in the CPG and retail industries, with powerful analytics that drive built-in applications. With these applications, clients can see how they are performing against competitors, measure internal objectives across products and markets, test how marketing moves may affect sales and schedule improvements to their workflow, all made possible by the platform’s defining characteristics:

•	Open: The Connect platform integrates data from any source, extracts data to be used in other systems and keeps SpinCo’s team connected and in-synch.

•	Simple: Intuitive design and alerts makes the platform simple to use while focusing on the user’s key performance indicators.

•	Flexible: Utilities in the platform allow clients to enrich data, produce customized views and plug in their own tools and applications.
•

Actionable: The Connect platform supports an ecosystem of applications developed by SpinCo and its partners, so that clients can focus on execution. Guided workflows make collaboration across teams quicker and smoother.

This allows SpinCo to provide clients “one truth” through integrated data, access to analytics that inform everyday decisions and valuable consumer insights across all channels of trade, resulting in profitable growth.

SpinCo’s analytical solutions allow clients to identify consumer demands, improve workflow, manage their supply chain, drive merchandising effectiveness and identify operational efficiencies, making their marketing expenses, like pricing and promotion, more efficient and effective.

Summary of Risk Factors

An investment in SpinCo is subject to a number of risks, including risks relating to its business, risks related to the distribution and risks related to its ordinary shares. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section entitled “Risk Factors,” beginning on page 26 of this joint proxy statement/information statement, for a more thorough description of these and other risks.

Risks Related to SpinCo’s Business

•	SpinCo may be unable to adapt to significant technological changes, which could adversely affect its business;

•	Consolidation in the industries in which SpinCo’s clients operate could put pressure on the pricing of its services, thereby leading to decreased earnings and cash flows;

•	Client procurement strategies could put additional pressure on the pricing of SpinCo’s services, thereby leading to decreased earnings and cash flows;

•	SpinCo’s operations are vulnerable to the effects of epidemics or pandemics, such as COVID-19, which has and is expected to continue to adversely affect SpinCo’s business;

•

Adverse economic conditions, a reduction in client spending, particularly in the consumer packaged goods and retailing industries, a deterioration in the credit markets or a delay in client payments could have a material effect on SpinCo’s business, results of operations and financial position;

•	Data protection laws and self-regulatory codes may restrict SpinCo’s activities and increase SpinCo’s costs;

•	SpinCo is exposed to risks related to cybersecurity and protection of confidential information;

•	SpinCo’s services involve the receipt, storage and transmission of proprietary information. If its security measures are breached and unauthorized access is obtained, SpinCo’s services may be perceived as not being secure, and regulators, panelists and survey respondents may hold it liable for disclosure of personal data, and clients and venture partners may hold it liable or reduce their use of its services;

•

Third parties may claim that SpinCo is infringing their intellectual property, and SpinCo could suffer significant litigation or licensing expenses, or be prevented from selling products or services, which may adversely impact its operating profits;

•

SpinCo relies on third parties, including Nielsen, to provide certain data and services in connection with the provision of its current services. The loss or limitation of access to that data could harm SpinCo’s ability to provide its products and services;

•

Hardware and software failures, delays in the operations of SpinCo’s data-gathering procedures, its computer and communications systems or the failure to implement system enhancements may harm its business;

•

The presence of Nielsen’s Global Technology and Information Center in Florida, which SpinCo subleases a portion of, heightens SpinCo’s exposure to climate-change-related risks, including hurricanes and tropical storms, which could disrupt SpinCo’s business;

•	SpinCo’s ability to successfully manage ongoing organizational changes could impact its business results;

•	Future legislation, regulations or policy changes under the current U.S. administration and Congress could have a material effect on SpinCo’s business and results of operations;

•

Inadvertent use of certain open source software could impose unanticipated limitations upon SpinCo’s ability to commercialize its products and services or subject its proprietary code to public disclosure if not properly managed; and

•	Design defects, errors, failures or delays associated with SpinCo’s products or services could negatively impact its business.

Risks Related to the Separation and Distribution

•

SpinCo has no recent history of operating as an independent company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results;

•	Following the distribution, SpinCo’s financial profile will change, and it will be a smaller, less diversified company than Nielsen prior to the separation and distribution;

•	There could be significant liability if the distribution is determined to be a taxable transaction;

•

SpinCo may be restricted from engaging in certain corporate transactions after the separation and distribution because such transactions could jeopardize the intended tax treatment of the distribution or related transactions;

•	Until the separation and distribution occur, Nielsen has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to SpinCo;

•	SpinCo may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially and adversely affect its business;

•	Nielsen or SpinCo may fail to perform under various transaction agreements that will be executed as part of the separation and distribution;

•	After the separation and distribution, certain members of management and directors may hold stock in both Nielsen and SpinCo, and as a result may face actual or potential conflicts of interest;

•	Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect SpinCo;

•	In connection with the separation and distribution, SpinCo will incur debt obligations that could adversely affect its business, profitability and ability to meet its obligations; and

•	Increases in interest rates could increase interest payable under SpinCo’s variable-rate indebtedness.

Risks Related to SpinCo’s Ordinary Shares

•

SpinCo cannot be certain that an active trading market for its ordinary shares will develop or be sustained after the distribution, and following the distribution, its stock price may fluctuate significantly;

•	There may be substantial changes to SpinCo’s shareholder base;

•	SpinCo does not expect to pay any cash dividends for the foreseeable future; and

•	SpinCo’s shareholders’ percentage of ownership in it may be diluted in the future.

The Separation and Distribution

On November 7, 2019, Nielsen announced the completion of its strategic review and its intention to separate its Global Connect business from its Global Media business. The separation and distribution will occur through a pro rata in specie distribution to the Nielsen shareholders of all of the outstanding ordinary shares of SpinCo, which was formed to hold the Global Connect business.

On [                    ], the Nielsen Board of Directors approved the distribution of all of SpinCo’s outstanding ordinary shares on the basis of [                    ] SpinCo ordinary shares for every Nielsen ordinary share held as of the close of business on [                    ], the distribution record date, subject to the receipt of Nielsen shareholder approval and the satisfaction (or, where applicable, waiver) of the other conditions to the distribution set forth in the separation and distribution agreement and described in this joint proxy statement/information statement. For a more detailed description of these conditions, see the section entitled “The Separation and Distribution—Conditions to the Distribution.”

Nielsen’s Post-Separation and Distribution Relationship with SpinCo

After the distribution, Nielsen and SpinCo will be separately listed companies with separate management teams and separate boards of directors. Prior to the distribution, SpinCo will be a wholly owned subsidiary of Nielsen and will enter into the separation and distribution agreement. In connection with the separation and distribution, SpinCo will also enter into various other agreements to effect the separation and distribution and provide a framework for its relationship with Nielsen after the separation and distribution, such as a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, a trademark license agreement and a master services agreement. These agreements will provide for the allocation between SpinCo and Nielsen of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of Nielsen and its subsidiaries attributable to periods before, at and after the separation and distribution, will contain mutual cross-indemnities and will govern the relationship between SpinCo and Nielsen subsequent to the completion of the separation and distribution.

For additional information regarding the separation and distribution agreement and other transaction agreements and the transactions contemplated thereby, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “SpinCo’s Relationship with Nielsen Following the Separation and Distribution.”

Reasons for the Separation and Distribution

The Nielsen Board of Directors believes that the separation and distribution is in the best interest of Nielsen and its shareholders and approved the separation and distribution. A wide variety of factors were considered by the Nielsen Board of Directors in evaluating the separation and distribution. Among other things, the Nielsen Board of Directors considered the following potential benefits of the separation and distribution:

•

Distinct investment identity. The separation and distribution will allow investors to separately value Nielsen and SpinCo based on each company’s (and its subsidiaries’) distinct investment identities. SpinCo’s Global Connect business differs from Nielsen’s Global Media business in several respects, such as sources of revenue, client base and technology needs. The separation and distribution will enable investors to evaluate the merits, strategy, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of SpinCo’s Global Connect business relative to the value it is currently accorded as part of Nielsen.

•

Enhanced strategic and management focus. The separation and distribution will allow SpinCo and Nielsen and their subsidiaries to pursue and implement more effectively their distinct operating priorities and strategies and will improve management “fit and focus” at both companies and their subsidiaries, enabling the management of both companies and their subsidiaries to pursue their respective unique opportunities for long-term growth and profitability. Each company and its subsidiaries will also have the flexibility to develop a growth strategy that capitalizes on its distinct strengths, and consequently each company and its subsidiaries will be better positioned to capitalize on the available opportunity set in its specific market. SpinCo’s management will be able to focus exclusively on the Global Connect business, while the management of Nielsen will be dedicated to growing its Global Media businesses.

•

Growth opportunities. Following the separation and distribution, the equity of each company will be able to be used as a focused “acquisition currency,” and as such the separation and distribution will provide each company with greater opportunities to pursue value-enhancing acquisitions in industries with active M&A markets. Independent equity structures will also afford each company direct access to capital markets, facilitating each company’s ability to pursue its specific growth objectives.

•

More efficient allocation of capital. The separation and distribution will permit each company to concentrate its financial resources solely on its own operations, providing each company with greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs without having to compete with each other for investment capital. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities, and allow each company to pursue an optimal mix of return of capital to shareholders, reinvestment in leading-edge technology and value-enhancing investment and M&A opportunities.

•

Alignment of incentives with performance objectives. The separation and distribution will facilitate incentive compensation arrangements with respect to equity of each of SpinCo and Nielsen and align employee incentives with those of the shareholders of each respective company.

Neither SpinCo nor Nielsen can assure you that, following the separation and distribution, any of the benefits described above or any other benefits will be realized to the extent anticipated, or at all. In addition, among other things, the Nielsen Board of Directors considered the following potential negative factors of the separation and distribution:

•

Increased costs. The separation will result in incremental costs related to operating as a public company, such as compensating an independent board of directors, increased personnel costs, compliance with regulatory and stock exchange requirements, increased auditing and insurance fees and development of internal infrastructure and support functions, which costs were preliminarily estimated to be approximately $[        ] million to $[        ] million on an annual basis. The separation will also result in one-time separation costs, such as costs of legal counsel, financial advisors, consultants, debt issuance costs, the audit of SpinCo’s historical financial statements and accounting and valuation advisory work related to the separation, which costs were preliminarily estimated to be approximately $[        ] million to $[        ] million and will be paid by Nielsen.

•

Potential post-separation and distribution volatility in the price for SpinCo ordinary shares. Many investors holding Nielsen ordinary shares may hold such shares because of a decision to invest in a company with Nielsen’s profile. Following the distribution, the SpinCo ordinary shares held by those investors will represent an investment in a company with a different profile from Nielsen. This profile may not align with such investors’ investment strategies and may cause such holders to sell their shares. As a result, SpinCo’s stock price may decline or experience volatility as SpinCo’s shareholder base changes.

•

Management focus and attention. Before the completion of the separation and distribution, it is expected that the separation and distribution will require significant time and effort from Nielsen and SpinCo’s respective management teams and consequently may result in the diversion of management attention away from operation of their respective businesses and potentially negative effects on Nielsen and SpinCo’s existing business relationships.

•

Future limitations on SpinCo’s operations to preserve the tax-free nature of the separation and distribution. The tax matters agreement that Nielsen and SpinCo will enter into before the distribution will include restrictions that may limit SpinCo’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. Under the tax matters agreement, for a period of time following the distribution, SpinCo will be restricted from entering into certain transactions, including mergers, consolidations or liquidations; issuing equity securities beyond certain thresholds; repurchasing its capital stock beyond certain thresholds; ceasing to actively conduct its business; and other strategic transactions.

•

Failure to achieve the anticipated benefits of the separation and distribution. SpinCo may be unable to achieve the full strategic and financial benefits expected to result from the separation and distribution as described above in this section for a variety of reasons, including, among others: (i) following the separation and distribution, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Nielsen; (ii) following the separation and distribution, SpinCo’s business will be less diversified than Nielsen’s business before the separation and distribution; and (iii) the other actions required to separate Nielsen’s and SpinCo’s respective businesses could disrupt SpinCo’s operations.

The Nielsen Board of Directors concluded that the potential benefits of the separation and distribution outweighed these potential negative factors. For additional information, see the section entitled “Risk Factors.”

The above discussion is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the separation and distribution, and the complexity of these matters, the Nielsen Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the separation and distribution.

Rather, the Nielsen Board of Directors viewed its decisions as being based on the totality of the factors it considered. In addition, individual members of the Nielsen Board of Directors may have given differing weights to different factors. The Nielsen Board of Directors conducted an overall review of the factors described above.

For additional information, see the section entitled “The Separation and Distribution—Reasons for the Separation and Distribution” included elsewhere in this joint proxy statement/information statement.

Corporate Information

SpinCo was incorporated in the Netherlands on March 17, 2020, for the purpose of holding Nielsen’s Global Connect business in connection with the separation and distribution described herein. The current legal and commercial name of SpinCo is Nielsen SpinCo B.V. SpinCo is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), but will be converted into a Dutch public limited company (naamloze vennootschap) prior to the separation and distribution.

Before the transfer of the Global Connect business to SpinCo by Nielsen, which will occur before the distribution, SpinCo will have no operations other than those incidental to the separation and distribution. Prior to the completion of the distribution, SpinCo will be a wholly owned subsidiary of Nielsen. The address of SpinCo’s principal executive offices will be [                ] and SpinCo is registered with the Dutch Commercial Register (Handelsregister) under number 7769923. SpinCo’s telephone number after the distribution will be [                ]. SpinCo maintains an Internet site at www.[                ].com.

SpinCo’s website and the information contained therein or connected thereto are not incorporated into this joint proxy statement/information statement or the registration statement of which this joint proxy statement/information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

Reason for Furnishing this Joint Proxy Statement/Information Statement

This joint proxy statement/information statement is being furnished solely to provide information to shareholders of Nielsen in connection with the Nielsen special meeting and the receipt of SpinCo ordinary shares in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of SpinCo’s securities. The information contained in this joint proxy statement/information statement is believed by Nielsen and SpinCo to be accurate as of the date set forth on the cover of this joint proxy statement/information statement. Changes may occur after that date, and neither Nielsen nor SpinCo will update the information, except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary historical financial data reflects the combined operations of SpinCo. SpinCo derived the summary Combined Statement of Operations data for the years ended December 31, 2019, 2018 and 2017, and summary Combined Balance Sheet data as of December 31, 2019 and 2018, as set forth below, from the audited SpinCo Combined Financial Statements, which are included in the “Index to Financial Statements of SpinCo” section of this joint proxy statement/information statement. SpinCo derived the summary Condensed Combined Statement of Operations data for the six months ended June 30, 2020 and 2019 and summary Condensed Combined Balance Sheet data as of June 30, 2020, as set forth below, from the Unaudited Condensed Combined Financial Statements, which are included in the “Index to Financial Statements of SpinCo” section of this joint proxy statement/information statement. SpinCo derived the selected balance sheet data as of June 30, 2019 from SpinCo’s unaudited underlying financial records, which were derived from the financial records of Nielsen and are not included in this joint proxy statement/information statement. The historical results do not necessarily indicate the results expected for any future period.

The following summary unaudited pro forma condensed combined financial data of SpinCo for the six months ended June 30, 2020 and year ended December 31, 2019 has been prepared to reflect the separation and distribution, including the incurrence of indebtedness by SpinCo of approximately $[                ] million, the transfer of approximately $[                ] million of cash by SpinCo to Nielsen and the approximately $[             ] of cash expected to be held by the subsidiaries that will be contributed to SpinCo in connection with the separation and distribution. The Unaudited Pro Forma Condensed Combined Statement of Operations of SpinCo presented for the six months ended June 30, 2020 and year ended December 31, 2019 assumes the separation and distribution occurred on January 1, 2019. The Unaudited Pro Forma Condensed Combined Balance Sheet of SpinCo assumes the separation and distribution occurred on June 30, 2020. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and SpinCo believes such assumptions are reasonable under the circumstances.

The unaudited pro forma condensed combined financial data of SpinCo is not necessarily indicative of SpinCo’s results of operations or financial condition had the distribution and SpinCo’s anticipated post-separation and distribution capital structure been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had SpinCo been operating as an independent, publicly traded company during such periods. In addition, it is not necessarily indicative of SpinCo’s future results of operations or financial condition.

A reconciliation of net income/(loss) to Adjusted EBITDA can be found below. Adjusted EBITDA is defined as net income or loss from SpinCo’s Combined Statements of Operations before interest income and expense, income taxes, depreciation and amortization, restructuring charges, impairment of goodwill and other long-lived assets, share-based compensation expense, and other non-operating items from SpinCo’s Combined Statements of Operations, as well as certain other items considered outside the normal course of operations. To ensure a full understanding of this reconciliation of net income/(loss) to Adjusted EBITDA, you should read the reconciliation of net income/(loss) to Adjusted EBITDA presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo.”

You should read the following summary financial data of SpinCo together with “Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo,” “SpinCo Capitalization,” “Selected Historical Financial Data of SpinCo,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo”, the “Combined Financial Statements of SpinCo” and “Unaudited Condensed Combined Financial Statements of SpinCo”, including their respective accompanying notes thereto, included or incorporated by reference elsewhere in this joint proxy statement/information statement.

Summary Combined Financial Data of SpinCo

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2020	2019	2019	2018	2017
Statement of Operations Data:
Revenues	$1,402	$1,509	$3,057	$3,138	$3,278
Depreciation and amortization	140	123	249	212	214
Operating income/(loss)	(122)	(17)	(985)	(1,424)	216
Interest expense	—	1	1	2	2
Net income/(loss)	(126)	10	(896)	(1,437)	182

	As of June 30,		As of December 31,
(in millions)	2020	2019	2019	2018
Balance Sheet Data:
Total assets	$3,823	$5,085	$3,910	$4,805
Long term debt including finance leases	14	18	17	20

Summary Unaudited Pro Forma Condensed Combined Financial Data of SpinCo

(in millions, except per share amounts)	Six Months Ended June 30, 2020			Year Ended December 31, 2019
Unaudited Pro Forma Condensed Combined Statement of Operations Information:
Revenues	$	[	]	$	[	]
Depreciation and amortization		[	]		[	]
Operating income/(loss)		[	]		[	]
Interest expense		[	]		[	]
Net income/(loss)		[	]		[	]
Unaudited Pro Forma Earnings Per Share		[	]		[	]

(in millions)				As of June 30, 2020
Unaudited Pro Forma Condensed Combined Balance Sheet Information:
Total assets				$	[	]
Long-term debt including finance leases					[	]

Reconciliation From Net Income/(Loss) to Adjusted EBITDA of SpinCo

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2020	2019	2019	2018	2017
Net income/(loss) attributable to SpinCo	$(127)	$10	$(896)	$(1,437)	$180
Interest expense, net	—	1	1	2	2
(Benefit)/provision for income taxes	8	(27)	(185)	15	39
Depreciation and amortization	140	123	249	212	214

EBITDA	21	107	(831)	(1,208)	435
Other non-operating (income)/expense, net(a)	(3)	(1)	95	(4)	(5)
Restructuring charges	63	26	50	100	55
Impairment of goodwill and other long-lived assets	4	—	1,004	1,412	—
Share-based compensation expense	15	15	30	19	27
Other items(b)	17	7	4	23	23

Adjusted EBITDA	$117	$154	$352	$342	$535

(a)

For the year ended December 31, 2019, the Other non-operating (income)/expense, net, included non-cash expense of $165 million for pension settlements, which included plan transfers to third parties in the Netherlands, where SpinCo terminated its responsibility for future defined benefit obligations and transferred that responsibility to the third parties. This was partially offset by income from chargebacks to Nielsen for nonservice and settlement costs of $63 million. See Note 14 (“Pensions and Other Post-Retirement Benefits”) to the Combined Financial Statements of SpinCo for more information.

(b)

For the six months ended June 30, 2020, Other items primarily consists of business optimization costs and transaction-related costs. For the six months ended June 30, 2019 and years ended December 31, 2019 and 2018, Other items primarily consists of business optimization costs, including strategic review costs, and transaction-related costs. For the year ended December 31, 2017, Other items primarily consists of transaction-related costs and business optimization costs.

The following summary unaudited pro forma condensed consolidated financial data of Nielsen for the six months ended June 30, 2020 and years ended December 31, 2019 and 2018 has been prepared to reflect the separation and distribution, including the retirement of approximately $1,000 million of debt with the debt financing proceeds transferred from SpinCo in connection with the separation and distribution.The Unaudited Pro Forma Condensed Consolidated Statement of Operations of Nielsen for the fiscal years ended December 31, 2019 and December 31, 2018 and six month period ended June 30, 2020 have been prepared as though the separation and distribution occurred on January 1, 2018. The Unaudited Pro Forma Condensed Consolidated Balance Sheet of Nielsen has been prepared as though the separation and distribution occurred on June 30, 2020. The pro forma adjustments reflected below are based on available information and assumptions that Nielsen’s management believes are reasonable.

The unaudited pro forma condensed consolidated financial data of Nielsen is for illustrative purposes only, does not reflect what Nielsen’s financial position and results of operations would have been had the separation and distribution occurred on the dates indicated, is not necessarily indicative of Nielsen’s future financial position and future results of operations and does not reflect all actions that may be taken by Nielsen after the separation and distribution.

You should read the following summary pro forma financial data of Nielsen together with the “Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen” and the Consolidated Financial Statements of Nielsen, including their respective accompanying notes thereto, included or incorporated by reference elsewhere in this joint proxy statement/information statement.

Summary Unaudited Pro Forma Condensed Consolidated Financial Data of Nielsen

(in millions, except per share amounts)	Six Months Ended June 30, 2020			Year Ended December 31, 2019			Year Ended December 31, 2018
Unaudited Pro Forma Condensed Consolidated Statement of Operations Information:
Revenues	$	[	]	$	[	]	$	[	]
Depreciation and amortization		[	]		[	]		[	]
Operating income/(loss)		[	]		[	]		[	]
Interest expense		[	]		[	]		[	]
Net income/(loss) from continuing operations		[	]		[	]		[	]
Unaudited Pro Forma Earnings Per Share		[	]		[	]		[	]

(in millions)	As of June 30, 2020
Unaudited Pro Forma Condensed Consolidated Balance Sheet Information:
Total assets	$	[	]
Long-term debt including finance leases		[	]

RISK FACTORS

You should carefully consider the following risks and other information in this joint proxy statement/information statement in evaluating SpinCo and SpinCo ordinary shares. Any of the following risks could materially and adversely affect SpinCo’s business, results of operations and financial condition. The risk factors have been separated into three general groups: risks related to SpinCo’s business, risks related to the separation and distribution and risks related to SpinCo ordinary shares.

Risks Related to SpinCo’s Business

SpinCo may be unable to adapt to significant technological changes, which could adversely affect its business.

SpinCo operates in businesses that require sophisticated data collection, processing systems, software and other technology. Some of the technologies supporting the industries it serves are changing rapidly. SpinCo has been and will be required to adapt to changing technologies and industry standards, either by developing and marketing new services or enhancing its existing services to meet client demand.

Moreover, accelerating technology turnover in businesses, the introduction of new services embodying new technologies and the emergence of new industry standards could render existing services technologically or commercially obsolete. SpinCo’s ongoing success will depend on its ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of its existing services in response to changing client and industry demands. SpinCo may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of its services. New services, or enhancements to existing services, may not adequately meet the requirements of current and prospective clients or achieve any degree of significant market acceptance.

Consumption of consumer packaged goods is growing in new and different channels, such as discount stores and e-commerce. If SpinCo is unable to continue to successfully adapt its consumer measurement systems to new consumption habits, its business, results of operations and financial condition could be adversely affected. Traditional methods of shopping are evolving and the emergence and growth of omni-channel e-commerce as well as direct-to-consumer continues to grow. This fragmentation requires SpinCo to develop new methodologies to procure, cleanse, enrich and connect data at the individual level.

Consolidation in the industries in which SpinCo’s clients operate could put pressure on the pricing of its services, thereby leading to decreased earnings and cash flows.

Consolidation in the industries in which SpinCo’s clients operate could reduce aggregate demand for its services in the future and could limit the amounts it earns for its services. When companies merge, the services they previously purchased separately are often purchased by the combined entity in the aggregate in a lesser quantity than before, leading to volume and price compression and loss of revenue. While SpinCo is attempting to mitigate the revenue impact of any consolidation by expanding its range of services and pricing strategies, there can be no assurance as to the degree to which it will be able to do so as industry consolidation continues, which could adversely affect its business, results of operations and financial condition. In addition, consolidation among SpinCo’s retailer data partners might put pressure on SpinCo’s cost of data acquisition.

Client procurement strategies could put additional pressure on the pricing of SpinCo’s services, thereby leading to decreased earnings and cash flows.

Certain of SpinCo’s clients have sought and may continue to seek price concessions. This puts pressure on the pricing of SpinCo’s services, which could reduce SpinCo’s revenue, earnings and cash flows and adversely affect its business, results of operations and financial condition.

SpinCo’s operations are vulnerable to the effects of epidemics or pandemics, such as COVID-19, which has and is expected to continue to adversely affect SpinCo’s business.

SpinCo is vulnerable to the general economic effects of epidemics, pandemics and other public health crises, including the ongoing novel coronavirus (“COVID-19”) outbreak that has spread throughout the world and has been declared a pandemic by the World Health Organization. Due to the recent outbreak of COVID-19, there has been a substantial curtailment of business activities in many countries around the world, which is affecting and may continue to affect SpinCo’s ability to conduct fieldwork, operate call centers, and provide other services that require manual data collection. In addition, SpinCo has closed numerous offices and personnel are working from home where possible, which is and may continue to affect overall business performance. SpinCo’s teams need to visit traditional stores to collect information where electronic data transmission is not possible, where the services rely on call centers, and where SpinCo needs to conduct face to face consumer research interviews. Further, the COVID-19 pandemic has had and could continue to have a negative impact on SpinCo’s business as clients cut back on services that are not already contracted, delay their spending, or declare bankruptcy in light of poor business performance due to the pandemic. If the pandemic is not contained or otherwise continues, it will continue to have an adverse effect on SpinCo’s business, results of operations and financial position.

Adverse economic conditions, a reduction in client spending, particularly in the consumer packaged goods and retailing industries, a deterioration in the credit markets or a delay in client payments could have a material effect on SpinCo’s business, results of operations and financial condition.

Adverse economic conditions could affect markets both in the United States and internationally, impacting the demand for SpinCo’s customers’ products and services. Those reduced demands could adversely affect the ability of some of SpinCo’s customers to meet their current obligations, hinder their ability to incur new obligations until the economy and their businesses strengthen or cause them to reduce or cease using SpinCo’s services. The inability of SpinCo’s customers to pay for its services and/or decisions by current or future customers to forgo or defer purchases may adversely impact SpinCo’s business, financial condition and results of operations and may present risks for an extended period of time. SpinCo cannot predict the impact of economic slowdowns on its future financial performance.

To the extent that the businesses SpinCo services, especially its clients in the consumer packaged goods industry, are subject to the financial pressures of, for example, increased costs or reduced demand for their products, the demand for SpinCo’s services, or the prices its clients are willing to pay for those services, may decline.

During challenging economic times, clients, typically advertisers, may reduce their discretionary advertising expenditures and may be less likely to purchase SpinCo’s analytical services, which would have an adverse effect on its revenue.

Adverse credit and financial market events and conditions could, among other things, impede access to or increase the cost of financing, which could have a material adverse impact on SpinCo’s business, results of operations and financial condition.

Disruptions in credit or financial markets, including as a result of the coronavirus (COVID-19) pandemic and related significant market volatility, could make it more difficult for SpinCo to obtain, or increase its cost of obtaining, financing for its operations or investments or to refinance its proposed indebtedness, or cause the proposed lenders to depart from prior credit industry practice and not give technical or other waivers under credit facility or other agreements to the extent it may seek them in the future, thereby causing SpinCo to be in default.

Data protection laws and self-regulatory codes may restrict SpinCo’s activities and increase its costs.

Various statutes and rules regulate conduct in areas, such as privacy and data protection, which may affect SpinCo’s collection, use, storage and transfer of information both abroad and in the United States. The definitions of “personally identifiable information” and “personal data” continue to evolve and broaden, and new laws and regulations are being enacted (for example, recently passed data protection laws in Brazil and California, and proposed laws in India and Indonesia), so that this area remains in a state of flux. Changes in these laws (including newly released interpretations of these laws by courts and regulatory bodies) may limit SpinCo’s data access, use and disclosure, and may require increased expenditures by it or may dictate that it may not offer certain types of services. Compliance with these laws may require it to make certain investments or may dictate that it not offer certain types of services or only offer such services after making necessary modifications. Failure to comply with these laws may result in, among other things, civil and criminal liability, negative publicity, restrictions on further use of data and/or liability under contractual warranties.

The California Consumer Privacy Act of 2018 (“CCPA”) took effect on January 1, 2020, and imposed new and more stringent requirements regarding the handling of personal data of persons in California. Because SpinCo does not typically segregate products and services on a state-by-state basis, SpinCo must generally adopt the requirements of the CCPA across its U.S. business operations. Failure to meet CCPA requirements could result in penalties of up to $7,500 per violation. CCPA also provides individuals with a limited private right of action in the case of certain breaches of personal data.

SpinCo is exposed to risks related to cybersecurity and protection of confidential information.

In the ordinary course of its business, SpinCo relies extensively on its people, technology and business operations as well as trusted strategic partners and vendors to provide it with access to data and technology as well as related professional services. SpinCo uses several third-party service providers, including cloud providers, to access, store, transmit and process sensitive data. It receives, stores and transmits large volumes of proprietary information and data that may contain personal information of SpinCo’s customers, employees, consumers and suppliers or sensitive client data entrusted to SpinCo. SpinCo’s sensitive data may include its own or a client’s intellectual property, financial information and business operations data.

Any actual or perceived security or privacy breach could affect SpinCo in many ways, including:

•	risk of loss of SpinCo and/or client proprietary data or data protected by law, statute or regulation;

•	loss of control of how SpinCo and/or client proprietary data or data protected by law, statute or regulation is re-purposed, shared or disseminated;

•	exposure of SpinCo to potential litigation;

•	exposure of SpinCo to liability;

•	harm to SpinCo’s reputation;

•	loss of confidence in security and accuracy of products;

•	deterrence of customers from using SpinCo’s products or services;

•	deterrence of retailers from sharing their sales data;

•	making it more difficult and expensive to effectively recruit panelists and survey respondents;

•	loss of investor confidence;

•	official sanctions or statutory penalties; and

•	significant increases in cybersecurity costs.

Any of the foregoing could have a material adverse effect on SpinCo’s business, financial condition or results of operations.

Owing to new and emerging technology risks, hackers or unauthorized users who successfully breach SpinCo’s network security could misappropriate or misuse its proprietary information or cause interruptions in its services. Given the relatively fast pace of changes in new and emerging technology risks, SpinCo may not be able to effectively anticipate and/or respond in a timely manner to all foreseeable and/or unforeseeable cybersecurity risks and events, thereby resulting in a potentially significant loss of client and investor confidence. Such cybersecurity risks include, but are not limited to, computer viruses, cybersecurity breaches, cyber attacks (including malicious codes, worms, phishing and denial of services attacks and ransomware), as well as software upgrade failures, code defects or human error that increase vulnerability to cyber attacks. Although SpinCo has taken steps designed to reduce the risk of such risks, there can be no guarantee that SpinCo or a third party on which SpinCo relies will not suffer one of these events.

Notwithstanding SpinCo’s due diligence for new hires and employee training initiatives, SpinCo is at risk for employee malfeasance, inadvertent employee errors and other “insider risks” that may breach one or more of its information security provisions or policies. SpinCo’s response in remediation of these data breaches or interruptions of service may require substantial commitments of resources, and it may incur additional, unbudgeted operating and/or capital expenses, such as for specialized cybersecurity vendors as part of its response.

SpinCo has taken and is taking reasonable steps to prevent future unauthorized access to its systems, including implementation of system security measures, information back-up and disaster recovery processes. However, these steps may not be effective and there can be no assurance that any such steps can be effective against all possible risks.

SpinCo’s services involve the receipt, storage and transmission of proprietary information. If its security measures are breached and unauthorized access is obtained, its services may be perceived as not being secure, and regulators, panelists and survey respondents may hold SpinCo liable for disclosure of personal data, and clients and venture partners may hold SpinCo liable or reduce their use of its services.

SpinCo receives, stores and transmits large volumes of proprietary information and data, including data that contains personal information about individuals and companies. Security breaches could expose SpinCo to a risk of loss or misuse of this information, regulatory fines and penalties, litigation and possible liability, and its reputation could be damaged. It may also make it more difficult to recruit panelists and survey respondents. For example, hackers or individuals who attempt to breach SpinCo’s network security could, if successful, misappropriate proprietary information or cause interruptions in its services. If SpinCo experiences any breaches of its security or sabotage, it might be required to expend significant capital and resources to protect against or to alleviate problems and to respond to regulators’ inquiries. SpinCo may not be able to remedy any problems caused by hackers or saboteurs in a timely manner, or at all. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, and as a result, SpinCo may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of SpinCo’s security occurs, the perception of the effectiveness of its security measures could be harmed and it could lose current and potential clients. In addition, SpinCo may be subject to investigation and fines by jurisdictions that have data protection laws.

If SpinCo is unable to protect its intellectual property rights, its business could be adversely affected.

SpinCo’s business relies on a combination of patented and patent-pending technologies, systems, processes, and methodologies, trademarks, copyrights, other proprietary rights and contractual arrangements, including licenses, to establish and protect its technology and intellectual property. SpinCo believes its proprietary technologies and intellectual property rights are important to its continued success and competitive position. Any impairment of any such intellectual property could adversely impact SpinCo’s business, results of operations and financial condition.

SpinCo relies on a combination of contractual and confidentiality provisions and procedures, licensing arrangements and the intellectual property laws of the United States and other countries to protect its intellectual property, as well as the intellectual property rights of third parties whose content, data and technology it licenses. These legal measures afford only limited protection and may not provide sufficient protection to prevent the infringement, misuse or misappropriation of its intellectual property. Although SpinCo’s employees, consultants, clients and collaborators all enter into confidentiality agreements, its trade secrets, data and know-how could be subject to unauthorized use, misappropriation or unauthorized disclosure.

•	SpinCo’s business success depends, in part, on:

•	obtaining patent protection for its technology and services;

•	enforcing and defending its patents, copyrights, trademarks, service marks and other intellectual property;

•	preserving its trade secrets and maintaining the security of its know-how and data; and

•	operating its business without infringing intellectual property rights held by third parties.

SpinCo’s ability to establish, maintain and protect its intellectual property and proprietary rights against theft or infringement could be materially and adversely affected by insufficient and/or changing proprietary rights and intellectual property legal protections in some jurisdictions and markets. Intellectual property law in several foreign jurisdictions is subject to considerable uncertainty. SpinCo’s pending patent and trademark applications may not be allowed in certain jurisdictions, and inadequate intellectual property laws may limit SpinCo’s rights and ability to detect unauthorized uses or take appropriate, timely and effective steps to remedy unauthorized conduct and to protect or enforce its rights. Such limitations may allow SpinCo’s competitors to design around its intellectual property rights, and to independently develop non-infringing competing technologies, products or services similar or identical to those of SpinCo, thereby potentially eroding its competitive position, enabling competitors with a greater opportunity to capture market share, and consequently adversely impacting SpinCo’s business, results of operations and financial condition. The expiration of certain of SpinCo’s patents may also lead to increased competition. As such, SpinCo’s patents, copyrights, trademarks and other intellectual property may not adequately protect its rights, provide significant competitive advantages or prevent third parties from infringing or misappropriating its proprietary rights.

The growing need for global data, along with increased competition and technological advances, puts increasing pressure on SpinCo to share its intellectual property for client applications with others. In this way, competitors may gain access to SpinCo’s intellectual property and proprietary information. Third parties that license SpinCo’s intellectual property and proprietary rights may take actions or create incidents that may diminish the value of its rights, harm its business, reduce revenue, increase expenses and/or harm its reputation.

To prevent or respond to unauthorized uses of SpinCo’s intellectual property, SpinCo may be required to enforce its intellectual property rights to protect its confidential and proprietary information by engaging in costly and time-consuming litigation or other proceedings that may be distracting to management, could result in the impairment or loss of portions of its intellectual property rights and may not result in SpinCo ultimately prevailing.

Third parties may claim that SpinCo is infringing their intellectual property, and SpinCo could suffer significant litigation or licensing expenses, or be prevented from selling products or services, which may adversely impact its business, results of operations and financial condition.

SpinCo cannot be certain that it does not and will not infringe the intellectual property rights of others in operating its business. In the ordinary course of business, third parties may claim, with or without merit, that one or more of SpinCo’s products or services infringe their intellectual property rights and may engage in legal proceedings against SpinCo. In some jurisdictions, plaintiffs can also seek injunctive relief that may limit the operation of SpinCo’s business or prevent the marketing and selling of its services that allegedly infringe a plaintiff’s intellectual property rights.

Certain agreements with suppliers or clients contain provisions where SpinCo indemnifies, subject to certain limitations, the counterparty for damages suffered as a result of claims related to intellectual property infringement based on SpinCo’s data or technology. Infringement claims covered by such indemnity provisions could be expensive to litigate and may result in significant settlement payments. In certain businesses, SpinCo relies on third-party intellectual property licenses, and depending upon the outcome of any intellectual property dispute, it cannot ensure that these licenses will be available in the future on favorable terms or at all.

Any such claims of intellectual property infringement, even those without merit, could:

•	be expensive and time-consuming to defend;

•	result in SpinCo’s being required to pay possibly significant damages;

•	cause SpinCo to cease providing its products or services that allegedly incorporate a third party’s intellectual property;

•	require SpinCo to redesign or rebrand its services; and/or

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require SpinCo to enter into potentially costly royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, although royalty or licensing agreements may not be available to it on acceptable terms or at all.

SpinCo analyzes and takes action in response to such claims on a case-by-case basis. Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of SpinCo’s business and technology and the uncertainty of intellectual property litigation and could divert its management and key personnel from its business operations.

If SpinCo does not resolve these claims in advance of a trial, there is no guarantee that it will be successful in court. A claim of intellectual property infringement could compel SpinCo to enter into a license agreement with restrictive terms and/or significant fees, which may or may not be available under acceptable terms or at all, and an adverse judgment could subject it to significant damages or to an injunction against development and/or sale of certain of its products or services. SpinCo may be required to implement costly redesigns to the affected product or services, or pay damages to satisfy contractual obligations to others.

Any of the above could have a negative impact on SpinCo’s business, results of operations and financial condition.

Currency exchange rate fluctuations may negatively impact SpinCo’s business, results of operations and financial condition.

SpinCo operates globally, deriving approximately 71% of revenues for the year ended December 31, 2019 in currencies other than U.S. dollars, with approximately 17% of revenues deriving in Euros. SpinCo’s U.S. operations earn revenues and incur expenses primarily in U.S. dollars, while its European operations earn revenues and incur expenses primarily in Euros. Outside the United States and the Eurozone, SpinCo generates revenues and expenses predominantly in local currencies. Because of fluctuations (including possible devaluations) in currency exchange rates, SpinCo is subject to currency translation exposure on the revenues and profits of these operations, as well as on the value of balance sheet items (including cash) not denominated in U.S. dollars. In addition, SpinCo is subject to currency transaction exposure in those instances where transactions are not conducted in the relevant local currency. In certain instances, it may not be able to freely convert foreign currencies into U.S. dollars due to governmental limitations placed on such conversions.

SpinCo’s international operations are exposed to risks which could impede growth in the future.

SpinCo continues to explore opportunities in major international markets around the world, including China, Russia, India and Brazil. International operations expose SpinCo to various additional risks, which could adversely affect its business, including:

•	costs of customizing services for clients outside of the United States;

•	increased local privacy regulations;

•	reduced protection for intellectual property rights in some countries;

•	the burdens of complying with a wide variety of foreign laws;

•	difficulties in managing international operations;

•	longer sales and payment cycles;

•	exposure to foreign currency exchange rate fluctuation;

•	exposure to local economic conditions;

•	limitations on the repatriation of funds from foreign operations;

•	exposure to local political conditions, including adverse tax and other government policies and positions, civil unrest and seizure of assets by a foreign government;

•	the risks of an outbreak of war, the escalation of hostilities and acts of terrorism in the jurisdictions in which SpinCo operates; and

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the risks of epidemics, pandemics or other outbreaks of contagious diseases, such as Ebola, measles, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine) flu, Zika virus and coronavirus (COVID-19).

In particular, due to the impact of the coronavirus (COVID-19) pandemic, many U.S. federal, state and foreign governments around the world have imposed quarantines, border controls, lockdowns and restrictions on travel that have had a significant adverse impact on the international markets in which SpinCo currently operates or is exploring opportunities.

In countries where there has not been a historical practice of using consumer packaged goods retail information in the buying and selling of advertising, it may be difficult for SpinCo to maintain subscribers.

Additionally, SpinCo is subject to complex U.S., European and other regional and local laws and regulations that are applicable to its operations abroad, including trade sanctions laws, anti-corruption and anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act 2010, anti-money laundering laws and other financial crimes laws. Although SpinCo has implemented a compliance program that includes internal controls, policies and procedures and employee training to deter such prohibited practices, such measures may not be effective in preventing employees, contractors or agents from violating or circumventing such internal policies and violating applicable laws and regulations. Given SpinCo’s operations in the United Kingdom and continental Europe, it faces uncertainty surrounding the implementation and effects of the United Kingdom’s June 2016 referendum in which voters approved the United Kingdom’s exit from the European Union, commonly referred to as “Brexit.” It is likely that Brexit will cause increased regulatory and legal complexities and create uncertainty surrounding SpinCo’s business, including its relationships with existing and future clients, suppliers and employees, which could have an adverse effect on its business, results of operations and financial condition.

A loss or decrease in business of one or more of SpinCo’s largest clients could adversely impact its business, results of operations and financial condition.

SpinCo’s top 10 clients collectively accounted for approximately 25% of its total revenues for the year ended December 31, 2019. SpinCo cannot assure you that any of its largest clients will continue to use its services to the same extent, or at all, in the future. A loss or decrease in business of one or more of SpinCo’s largest clients, if not replaced by a new client or an increase in business from existing clients, would adversely affect its business, results of operations and financial condition.

SpinCo relies on third parties, including Nielsen, to provide certain data and services in connection with the provision of its current services. The loss or limitation of access to that data could harm its ability to provide its products and services.

SpinCo relies on third parties, including Nielsen, to provide certain data and services for use in connection with the provision of its current services, and its reliance on third-party data providers is growing, including pursuant to the separation and distribution agreement, the intellectual property matters agreement, the trademark license agreement and the master services agreement. For example, it enters into agreements with third parties to obtain data from which it creates products and services. These suppliers of data may increase restrictions on SpinCo’s use of such data due to factors such as the increasing attention on consumer privacy, rigor of privacy regulation or cybersecurity risk, failure to adhere to its quality control standards or otherwise satisfactorily perform services, increase the price they charge SpinCo for this data, or refuse altogether to license the data to SpinCo (in some cases because of exclusive agreements they may have entered into with SpinCo’s competitors). Consolidation of such data suppliers could increase the cost of such data. In addition, SpinCo may need to enter into agreements with third parties to assist with the marketing, technical and financial aspects of expanding its current products and services offerings. In the event SpinCo is unable to use such third-party data and services or if it is unable to enter into agreements with third parties, when necessary, its business and/or its potential growth could be adversely affected. In the event that such data and services are unavailable for SpinCo’s use or the cost of acquiring such data and services increases, SpinCo’s business, results of operations and financial condition could be adversely affected.

SpinCo relies on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions in a satisfactory manner could have an adverse effect on its business.

SpinCo is dependent upon third parties for the performance of a significant portion of its information technology and operations functions worldwide. The success of its business depends in part on maintaining its relationships with these third parties and their continuing ability to perform these functions in a timely and satisfactory manner, many of which have been adversely affected by the coronavirus (COVID-19) pandemic. These include disruptions from the temporary closure of third-party suppliers, interruptions in product supply and restrictions on the export of SpinCo’s products and services. Furthermore, performance delays or interruptions, payment defaults or bankruptcy of SpinCo’s counterparties may adversely affect SpinCo’s business. If SpinCo experiences a loss or disruption in the provision of any of these functions, or if they are not performed in a satisfactory manner, it may have difficulty in finding alternate providers on terms favorable to it, or at all, and its business could be adversely affected.

Long-term disruptions in the mail, telecommunication infrastructure and/or air service could adversely affect SpinCo’s business.

SpinCo’s business is dependent on the use of the mail, telecommunication infrastructure and air service. Long-term disruptions in one or more of these services, which could be caused by events, such as natural disasters, pandemics (including the coronavirus (COVID-19) pandemic), the outbreak of war, the escalation of hostilities, civil unrest and/or acts of terrorism, could adversely affect its business, results of operations and financial condition.

Hardware and software failures, delays in the operations of SpinCo’s data gathering procedures, its computer and communications systems or the failure to implement system enhancements may harm its business.

SpinCo’s success depends on the efficient and uninterrupted operation of its computer and communications systems and its data gathering procedures. A failure of its network or data gathering procedures could impede the processing of data, delivery of databases and services, client orders and day-to-day management of its business and could result in the corruption or loss of data. While many of SpinCo’s services have appropriate disaster recovery plans in place, it currently does not have full back-up facilities everywhere in the world to provide redundant network capacity in the event of a system failure. Despite any precautions SpinCo may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins and similar events at its various computer facilities, or delays in its data gathering or panel maintenance operations due to weather events, including those related to climate change, pandemics or other acts of nature, could result in interruptions in the flow of data to its servers and to its clients. In addition, any failure by SpinCo’s computer environment to provide its required data communications capacity could result in interruptions in its service. In the event of a delay in the delivery of data, SpinCo could be required to transfer its data collection operations to an alternative provider. Such a transfer could result in significant delays in its ability to deliver its services to its clients and could be costly to implement. Additionally, significant delays in the planned delivery of system enhancements and improvements, or inadequate performance of the systems once they are completed, could damage SpinCo’s reputation and harm its business. Finally, long-term disruptions in infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities, civil unrest and/or acts of terrorism (particularly involving cities in which SpinCo has offices) could adversely affect its services. SpinCo’s property and business interruption insurance coverage may not be adequate to compensate it for all losses that may occur.

The presence of Nielsen’s Global Technology and Information Center in Florida, which SpinCo leases a portion of, heightens SpinCo’s exposure to climate-change related risks, including hurricanes and tropical storms, which could disrupt SpinCo’s business.

The technological data processing functions for certain of SpinCo’s U.S. operations are concentrated at Nielsen’s Global Technology and Information Center (“GTIC”) at a single location in Florida, a portion of which is subleased by SpinCo. This geographic concentration in Florida heightens its exposure to a hurricane, tropical storm or other severe weather events specific to this region. These weather events, in Florida and elsewhere, could cause severe damage to the property SpinCo subleases from Nielsen and could cause major disruptions to its operations. For example, a hurricane or other similar event could lead to business interruption and other adverse consequences, such as penalty fees, business interruption claims or lost business. Although Nielsen’s GTIC facility was built in anticipation of severe weather events and insurance coverage is in place, if it were to experience a catastrophic loss, it may exceed its policy limits and/or it may have difficulty obtaining similar insurance coverage in the future. As such, a hurricane or tropical storm could have an adverse effect on SpinCo’s business. With the increase occurrence of climate change-related natural disasters globally, such as droughts, record snowfalls, heat waves and fires, SpinCo recognizes the wide-ranging risks this poses to its business continuity in certain locations as well as on a global scale.

Changes in tax laws and the continuing ability to apply the provisions of various international tax treaties may adversely affect SpinCo’s financial results and increase its tax expense.

SpinCo operates in over 100 countries, and changes in tax laws, international tax treaties, regulations, related interpretations and tax accounting standards in the United States, the Netherlands and other countries in which it operates may adversely affect its financial results, particularly its income tax expense, liabilities and cash flow. SpinCo’s effective tax rate could also be affected by changes in its business (including acquisitions or dispositions), intercompany transactions, the applicability of special tax regimes and the relative amount of foreign earnings in jurisdictions with high statutory tax rates or where losses are incurred for which SpinCo is not able to realize tax benefits. As a result of the Tax Cuts and Jobs Act of 2017 (“TCJA”), effective January 1, 2018, SpinCo’s U.S. federal corporate income tax rate was reduced from 35% to 21%. However, the actual tax rate is likely to exceed 21% due to other TCJA provisions that offset the benefit of such rate reduction, such as limits on the deduction for business interest expense, limiting the deduction for certain net operating losses to 80% of the current year taxable income, modifying or repealing many business deductions and credits, as well as other new taxes on certain types of foreign income. In particular, SpinCo may be subject to tax on Global Intangible

Low-Taxed Income as well as to the Base Erosion and Anti-Abuse Tax. A number of states in the United States have not fully conformed to the new provisions of the TCJA, which may also lead to a higher effective tax rate.

In addition, the Organization for Economic Cooperation and Development (“OECD”) is issuing guidelines that may be different from long-standing international tax principles. As countries unilaterally amend their tax laws to adopt certain parts of the OECD guidelines, this may increase tax uncertainty and has the potential to adversely impact SpinCo’s income taxes.

Finally, governments are resorting to more aggressive tax audit tactics and are increasingly considering changes to tax law regimes or policies as a means to cover budgetary shortfalls resulting from the current economic environment. SpinCo is subject to direct and indirect taxes in numerous jurisdictions, and the amount of tax SpinCo pays is subject to its interpretation of applicable tax laws in the jurisdictions in which it files. SpinCo has taken and will continue to take tax positions based on its interpretation of tax laws, but tax accounting often involves complex matters and judgment. Although SpinCo believes that it has complied with all applicable tax laws, it has been and expects to continue to be subject to ongoing tax audits in various jurisdictions, and tax authorities have disagreed, and may in the future disagree, with some of its interpretations of applicable tax law. SpinCo regularly assesses the likely outcomes of these audits to determine the appropriateness of its tax provisions. However, its judgments may not be sustained on completion of these audits, and the amounts ultimately paid could be different from the amounts previously recorded, which could have a material adverse effect on its business, results of operations and financial condition.

SpinCo may be subject to shareholder litigation, antitrust litigation or government investigation, which may result in an award of money damages or injunctive relief or force it to change the way it does business.

In the past, certain of SpinCo’s business practices have been investigated by government antitrust or competition agencies and have been the subject of shareholder litigation, and SpinCo has been sued by private parties for alleged violations of the antitrust and competition laws of certain jurisdictions. SpinCo has changed certain of its business practices to reduce the likelihood of future litigation. Although each of these material prior legal actions have been resolved, there is a risk that it could, in the future, be the target of investigation by government entities or actions by private parties challenging the legality of its business practices. In addition, SpinCo is subject to allegations, claims and legal actions arising in the ordinary course of business. The outcome of many of these proceedings cannot be predicted. If any proceedings, inspections or investigations were to be determined adversely against SpinCo or result in legal actions, claims, regulatory proceedings, enforcement actions, or judgments, fines, or settlements involving a payment of material sums of money, or if injunctive relief were issued against SpinCo, it may be required to change the way it does business, and its business, results of operations and financial condition could be materially adversely affected. Even the successful defense of legal proceedings may cause SpinCo to incur substantial legal costs and may divert management’s attention and resources.

SpinCo’s ability to successfully manage ongoing organizational changes could impact its business results.

As SpinCo has in prior years, it continues to execute a number of significant business and organizational changes, including operating reorganizations, acquisition integration and divestitures to improve productivity and create efficiencies to support its growth strategies. SpinCo expects these types of changes, which may include many staffing adjustments as well as employee departures, to continue for the foreseeable future. Successfully managing these changes, including the identification, engagement and development and retention of key employees to provide uninterrupted leadership and direction for SpinCo’s business, is critical to SpinCo’s success. This includes developing organization capabilities in specific markets, businesses and functions where there is increased demand for specific skills or experiences. Finally, SpinCo’s financial targets assume a consistent level of productivity improvement. If it is unable to deliver expected productivity improvements, while continuing to invest in business growth, its financial results could be adversely impacted.

If SpinCo is unable to attract, retain and engage employees, it may not be able to compete effectively and will not be able to expand its business.

SpinCo’s success and ability to grow is dependent, in part, on its ability to hire, retain and engage sufficient numbers of talented people, with the increasingly diverse skills needed to serve clients and expand its business, in many locations around the world. Competition for highly qualified, specialized technical, managerial and particularly consulting personnel is intense. Changes to U.S. or other countries’ immigration policies that restrain the flow of professional talent may also inhibit SpinCo’s ability to staff its offices or projects. Further, as a result of its review of the separation and distribution, SpinCo may suffer increased attrition. Recruiting, training and retention costs and benefits place significant demands on SpinCo’s resources. The inability to attract qualified employees in sufficient numbers to meet particular demands or the loss of a significant number of SpinCo’s employees could have an adverse effect on it, including its ability to execute on growth initiatives as well as obtain and successfully complete important client engagements and partnerships and thus maintain or increase its revenues.

SpinCo’s results of operations and financial condition could be negatively impacted by its U.S. and non-U.S. pension plans.

The performance of the financial markets and interest rates impact SpinCo’s plan expenses, plan assets and funding obligations. Changes in market interest rates, decreases in its pension trust assets or investment losses could increase its funding obligations, which would negatively impact its results of operations and financial condition. In addition, some pension regulators routinely monitor significant corporate transactions by companies that sponsor defined benefit pension plans to ensure that the ongoing viability of such plans will not be impaired as a result of such transactions. As a result, SpinCo may be subject to potential pressure from pension regulators to accelerate contribution funding in light of the separation and distribution.

Ineffective internal controls could impact SpinCo’s business, results of operations and financial condition.

SpinCo’s internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If SpinCo fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of new or improved controls, SpinCo’s business, results of operations and financial condition could be harmed, and it could fail to meet its financial reporting obligations.

Future legislation, regulations or policy changes under the current U.S. administration and Congress could have a material effect on SpinCo’s business, results of operations and financial condition.

Future legislation, regulatory changes or policy shifts under the current U.S. administration and Congress, could impact SpinCo’s business. Trade issues between the United States and several countries, including existing trade tensions with China and other countries, provide a changing and sometimes challenging landscape and marketplace uncertainty to SpinCo and SpinCo’s clients.

Other possible U.S. legislation and regulation that could have an impact on SpinCo include comprehensive state and federal privacy legislation and regulation, artificial intelligence policy and government restrictions on manufacturers within SpinCo’s existing supply chain.

The U.S. Treasury will continue to develop rules and regulations emanating from the TCJA. It is still uncertain to what extent many of its provisions could affect SpinCo. Many members of Congress and Presidential candidates have also indicated a desire to roll back the recently reduced corporate tax rate.

Some policy issues, such as tax, privacy and trade, will be risks that span the globe. At this time, SpinCo cannot predict the scope or nature of these changes or assess what the overall effect of such potential changes could be on its results of operations or cash flows.

Inadvertent use of certain open source software could impose unanticipated limitations upon SpinCo’s ability to commercialize its products and services or subject its proprietary code to public disclosure if not properly managed.

SpinCo uses certain open source software in its technologies, most often as small components supporting a larger product or service, and open source software is also contained in some third-party software that SpinCo licenses. SpinCo also contributes to the open source community in certain circumstances, which then may make it difficult or impossible to maintain proprietary rights in such contributions. There are many types of open source licenses, some of which are quite complex, and most have not been interpreted or adjudicated by U.S. or other courts. Although SpinCo does have an open source use policy and practice, inadvertent use of certain open source licenses could impose unanticipated limitations upon its ability to commercialize its products and services or subject its proprietary code to public disclosure if not properly managed. Remediation of such issues may involve licensing the software on less than favorable terms or require remedial actions, including a need to re-engineer SpinCo’s products and services, either of which could have a material adverse effect on its business, results of operations and financial condition.

If SpinCo’s clients experience financial distress, or seek to change or delay payment terms, it could negatively affect SpinCo’s business, results of operations and financial condition.

SpinCo has a large and diverse client and partner base and, at any given time, one or more of its clients or partners may experience financial difficulty, file for bankruptcy protection or go out of business. Unfavorable economic and financial conditions could result in an increase in client financial difficulties that affect SpinCo. The direct impact on SpinCo could include reduced revenues and write-offs of accounts receivable and expenditures billable to clients, and if these effects were severe, the indirect impact could include impairments of intangible assets, credit facility covenant violations and reduced liquidity.

Design defects, errors, failures or delays associated with SpinCo’s products or services could negatively impact its business.

Despite testing, software, products and services that SpinCo develops, licenses or distributes may contain errors or defects when first released or when major new updates or enhancements are released that cause the product or service to operate incorrectly or less effectively. Many of SpinCo’s products and services also rely on data and services provided by third-party providers, including Nielsen, over which SpinCo has no control and which may be provided to it with defects, errors or failures. In addition, SpinCo’s data integrity and quality relies on human-led, manual data collection and management processes that may be vulnerable due to human error and complexity of systems, resulting in the need for increased field support to ensure sample representation and prevent unauthorized or excessive access. SpinCo may also experience delays while developing and introducing new products and services for various reasons, such as difficulties in licensing data inputs or adapting to particular operating environments. Defects, errors or delays in its products or services that are significant, or that are perceived to be significant, could result in rejection or delay in market acceptance, damage to its reputation, loss of revenue, a lower rate of license renewals or upgrades, diversion of development resources, product liability claims or regulatory actions or increases in service and support costs. SpinCo may also need to expend significant capital resources to eliminate or work around defects, errors, failures or delays. In each of these ways, SpinCo’s business, results of operations and financial condition could be materially adversely impacted.

Risks Related to the Separation and Distribution

SpinCo has no history of operating as an independent company, and its historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information about SpinCo included in this joint proxy statement/information statement refers to SpinCo’s business as operated by and integrated with Nielsen. SpinCo’s historical and pro forma financial information included in this joint proxy statement/information statement is derived from the consolidated financial statements and accounting records of Nielsen. Accordingly, the historical and pro forma financial information included in this joint proxy statement/information statement does not necessarily reflect the financial condition, results of operations and cash flows that SpinCo would have achieved as a separate, publicly traded company during the periods presented, or those that SpinCo will achieve in the future, including as a result of the factors described below:

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Generally, SpinCo’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of Nielsen’s corporate-wide cash management policies. Following the completion of the separation and distribution, SpinCo will need to obtain separate financing from banks or through other arrangements, which may or may not be available and may be more costly.

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Prior to the distribution and since the combination of AC Nielsen and Nielsen Media Research in 2001, SpinCo’s business has been operated by Nielsen as part of Nielsen’s broader corporate organization, rather than as an independent company. Nielsen performed various corporate functions for SpinCo, such as legal, treasury, accounting, auditing, human resources, investor relations and finance. SpinCo’s historical and pro forma financial results reflect allocations of corporate expenses from Nielsen for such functions, which are likely to be less than the expenses SpinCo would have incurred had it operated as a separate publicly traded company.

•	After the completion of the separation and distribution, the cost of capital for SpinCo’s business may be higher than Nielsen’s cost of capital prior to the separation and distribution.

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As a result of the separation and distribution, SpinCo will become a stand-alone public company that will be required to prepare its financial statements according to the rules and regulations promulgated by the SEC and laws of the Netherlands. SpinCo will also be subject to the Sarbanes-Oxley Act, the Dodd-Frank Act and the reporting requirements of the Exchange Act as a separate public company. Complying with these laws, rules and regulations could result in significant costs to SpinCo and require it to divert substantial resources, including management time, from other activities.

Other significant changes may occur in SpinCo’s cost structure, management, financing and business operations as a result of operating as a separate company from Nielsen. For additional information about the past financial performance of SpinCo’s business and the basis of presentation of the historical financial statements and the Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo, see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo,” “Selected Historical Financial Data of SpinCo” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo,” as well as the Combined Financial Statements of SpinCo and accompanying notes included or incorporated by reference elsewhere in this joint proxy statement/information statement.

Following the separation and distribution, SpinCo’s financial profile will change, and it will be a smaller, less diversified company than Nielsen prior to the separation and distribution.

The separation and distribution will result in Nielsen and SpinCo being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, SpinCo may be more vulnerable to changing market conditions, which could have a material adverse effect on its business, results of operation and financial condition. In addition, the diversification of SpinCo’s revenues, costs and cash flows will diminish as a stand-alone company, such that its results of operations, cash flows, working capital and financing requirements may be subject to increased volatility, and its ability to fund capital expenditures and investments, pay dividends and service debt may be diminished.

There could be significant liability if the distribution is determined to be a taxable transaction.

It is a condition to the distribution that, among other things, Nielsen receives a private letter ruling from the IRS and an opinion of its outside tax advisor, in each case, regarding certain U.S. federal income tax matters relating to the separation and the distribution. The IRS private letter ruling and opinion will rely on, among other things, certain facts, assumptions, representations and undertakings from Nielsen and SpinCo, including those relating to the past and future conduct of the companies’ respective businesses. If any of these facts, assumptions, representations or undertakings is, or becomes, incorrect or is not satisfied, the IRS private letter ruling and/or the opinion may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding receipt of the IRS private letter ruling and the opinion of Nielsen’s outside tax advisor, the IRS could determine that the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations or undertakings upon which the IRS private letter ruling or the opinion was based are incorrect or have been violated. In addition, the IRS private letter ruling does not address all of the issues that are relevant to determining whether the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. The opinion of Nielsen’s outside tax advisor represents the judgment of such tax advisor and is not binding on the IRS or on any court, and the IRS or a court may disagree with the conclusions in the opinion. Accordingly, notwithstanding receipt by Nielsen of the IRS private letter ruling and the opinion, there can be no assurance that the IRS will not assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, Nielsen’s shareholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities, and SpinCo or its subsidiaries could incur significant liabilities. For a description of the sharing of Nielsen’s and SpinCo’s liabilities in respect of taxes, see the section entitled “SpinCo’s Relationship with Nielsen Following the Separation and Distribution—Tax Matters Agreement.”

In addition, as part of the separation, and prior to the distribution, Nielsen and its subsidiaries expect to complete the internal reorganization, and Nielsen, SpinCo and their respective subsidiaries expect to incur certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, Nielsen has requested and intends to obtain tax rulings and/or opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such tax rulings and opinions will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of Nielsen, SpinCo or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if Nielsen, SpinCo or any of their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such tax rulings and/or opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax rulings and/or opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax rulings and/or opinions. In the event any such tax rulings and/or opinions cannot be obtained or the relevant tax authorities prevail with any challenge in respect of any relevant transaction, SpinCo, as well as Nielsen and their respective subsidiaries could be subject to significant tax liabilities.

SpinCo may be unable to engage in certain corporate transactions after the separation and distribution because such transactions could jeopardize the intended tax treatment of the distribution or related transactions.

To preserve the tax-free treatment of the separation and distribution, under the tax matters agreement that SpinCo will enter into with Nielsen, SpinCo will be restricted from taking any action that prevents the distribution or related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, for a period of time following the distribution, SpinCo will be restricted from entering into certain transactions, including:

•	mergers, consolidations or liquidations;

•	issuing equity securities beyond certain thresholds;

•	repurchasing its capital stock beyond certain thresholds;

•	ceasing to actively conduct its business; and

•	other strategic transactions.

These restrictions may limit SpinCo’s ability to pursue certain equity issuances, strategic transactions, repurchases or other transactions that it may otherwise believe to be in the best interests of its shareholders or that might increase the value of its business. In addition, under the tax matters agreement, SpinCo will be required to indemnify Nielsen against any such tax liabilities as a result of the acquisition of SpinCo’s stock or assets, even if SpinCo did not participate in or otherwise facilitate the acquisition.

Until the separation and distribution occur, Nielsen has sole discretion to change the terms of the separation and distribution in ways that may be unfavorable to SpinCo.

Until the separation and distribution occur, SpinCo will be a wholly owned subsidiary of Nielsen. Accordingly, Nielsen will have the sole discretion to determine and change the terms of the separation and distribution. These changes could be unfavorable to SpinCo. In addition, Nielsen may decide at any time not to proceed with the separation and distribution.

SpinCo may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially and adversely affect its business.

SpinCo may be unable to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others:

•	a distinct investment identity allowing investors to evaluate the merits, strategy, performance and future prospects of SpinCo separately from Nielsen;

•	improved management “fit and focus” at SpinCo;

•	ability to pursue value-enhancing acquisitions and other growth opportunities;

•	more efficient allocation of capital for SpinCo and Nielsen; and

•

facilitating incentive compensation arrangements for employees that are more directly tied to the performance of the relevant company’s business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives, while at the same time creating an independent equity structure that will facilitate SpinCo’s ability to effect future acquisitions utilizing SpinCo ordinary shares.

SpinCo may not achieve these or other anticipated benefits for a variety of reasons, including, among others: (a) the separation and distribution will require significant amounts of management time and effort, which may divert management attention from operating and growing SpinCo’s business; (b) following the separation and distribution, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Nielsen; (c) following the separation and distribution, SpinCo’s business will be less diversified than Nielsen’s business prior to the separation and distribution; (d) the other actions required to separate Nielsen’s and SpinCo’s respective businesses could disrupt SpinCo’s operations; and (e) under the terms of the tax matters agreement that SpinCo will enter into with Nielsen, SpinCo will be restricted from taking certain actions that could cause the distribution (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as a tax-free transaction and these restrictions may limit SpinCo for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of the SpinCo business. If SpinCo fails to achieve some or all of the benefits expected to result from the separation and distribution, or if such benefits are delayed, SpinCo’s business, results of operations and financial condition could be materially and adversely affected.

Nielsen or SpinCo may fail to perform under various transaction agreements that will be executed as part of the separation.

In connection with the separation, and prior to the distribution, SpinCo and Nielsen will enter into the separation agreement as well as various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, a trademark license agreement and a master services agreement. The separation agreement, the tax matters agreement, the employee matters agreement, the intellectual property matters agreement and the trademark license agreement will determine the allocation of assets and liabilities between Nielsen and SpinCo following the separation and distribution for those respective areas and will include indemnifications related to certain liabilities. The transition services agreement will provide for the performance of select services by Nielsen for the benefit of SpinCo, and by SpinCo for the benefit of Nielsen, for a limited period of time after the separation and distribution. The master services agreement will provide for mutual licensing of data and the provision of certain services by SpinCo to Nielsen. All of these agreements will also govern SpinCo’s relationship with Nielsen following the separation and distribution.

SpinCo will rely on Nielsen to satisfy its performance obligations under these agreements. If Nielsen is unable to satisfy its obligations under these agreements, including its indemnification obligations, SpinCo’s business, results of operations and financial condition could be materially and adversely affected.

The allocation of intellectual property rights between Nielsen and SpinCo as part of the separation and distribution could adversely affect SpinCo’s competitive positions and its ability to develop and commercialize certain future products and services.

In connection with the separation and distribution, SpinCo and Nielsen will enter into an intellectual property matters agreement governing, among other things, the allocation of intellectual property rights related to their respective businesses. As a result of the separation and distribution and such allocation, SpinCo may no longer have an ownership interest in certain intellectual property rights, but will become a non-exclusive licensee of such rights. This loss of ownership of certain intellectual property rights could adversely affect its ability to maintain its competitive positions through the enforcement of these rights against third parties that infringe these rights. In addition, Nielsen may lose its ability to license these rights to third parties in exchange for a license to such third parties’ rights which SpinCo may need in order to operate its business.

The terms of the intellectual property matters agreement will also include cross-licenses between the parties of certain intellectual property rights needed for the continuation of the operations of Nielsen’s business and SpinCo’s business. The licenses granted are non-exclusive and, accordingly, Nielsen could license such licensed intellectual property rights to the other’s respective competitors, which could adversely affect its respective competitive position in its industry. Moreover, the use of the licensed intellectual property rights may be restricted to certain fields of use. The limited nature of such licenses, and the other rights granted pursuant to the intellectual property matters agreement, the separation and distribution agreement and the trademark license agreement, may not provide SpinCo with all of the intellectual property rights that it currently hold that it needs as its business changes in the future. Accordingly, if SpinCo were to expand its business to include new products and services outside of its current fields of use, it might not have the benefit of such licenses for such new products or services. As a result, it may be necessary for it to develop its technology independently of such licensed rights, which could make it more difficult, time-consuming and/or expensive for SpinCo to develop and commercialize certain new products and services.

After the separation and distribution, certain members of management and directors may hold stock in both Nielsen and SpinCo, and as a result may face actual or potential conflicts of interest.

After the separation and distribution, the management and directors of each of Nielsen and SpinCo may own both Nielsen ordinary shares and SpinCo ordinary shares. This ownership overlap could create, or appear to create, potential conflicts of interest when SpinCo management and directors and Nielsen’s management and directors face decisions that could have different implications for SpinCo and Nielsen. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between SpinCo and Nielsen regarding the terms of the agreements governing the separation and distribution and SpinCo’s relationship with Nielsen following the separation and distribution. These agreements include the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement, the intellectual property matters agreement, the trademark license agreement and the master services agreement. Potential conflicts of interest may also arise out of any commercial arrangements that SpinCo or Nielsen may enter into in the future.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect SpinCo.

As a public company, SpinCo will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that SpinCo file annual, quarterly and current reports. SpinCo’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing.

In addition, the Sarbanes-Oxley Act requires that, among other things, SpinCo establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in SpinCo’s business or changes in applicable accounting rules. SpinCo cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If SpinCo is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of SpinCo’s internal control over financial reporting.

Matters affecting SpinCo’s internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject SpinCo to adverse regulatory consequences, including penalties or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in SpinCo and the reliability of its financial statements. Confidence in the reliability of SpinCo’s financial statements is also likely to suffer if SpinCo or its independent registered public accounting firm reports a material weakness in SpinCo’s internal control over financial reporting. This could have a material and adverse effect on SpinCo by, for example, leading to a decline in SpinCo’s share price or impairing its ability to raise additional capital.

In connection with the separation and distribution, SpinCo will incur debt obligations that could adversely affect its business, profitability and ability to meet its obligations.

As of June 30, 2020, on a pro forma basis after giving effect to the new financing arrangements that SpinCo expects to enter into in connection with the separation and distribution and after giving effect to the application of the net proceeds of such financing, SpinCo’s total combined indebtedness would have been $[            ].

This debt could potentially have important consequences to SpinCo and its debt and equity investors, including:

•

requiring that a portion of SpinCo’s cash flow from operations be used to service this debt following the separation and distribution, which would reduce cash flow available for other corporate purposes, including capital expenditures and acquisitions, and to grow SpinCo’s business;

•	making it more difficult to satisfy SpinCo’s debt service and other obligations;

•	increasing SpinCo’s vulnerability to shifts in interest rates and to general adverse economic and industry conditions;

•	limiting SpinCo’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•

limiting SpinCo’s ability to borrow additional funds as needed to take advantage of business opportunities as they arise, pay cash dividends, repurchase ordinary shares or otherwise, or increasing the costs of any such borrowing, including as a result of a future credit ratings downgrade.

To the extent that SpinCo incurs additional indebtedness, the foregoing risks could increase. In addition, SpinCo’s actual cash requirements in the future may be greater than expected. SpinCo’s cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and SpinCo may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance SpinCo’s debt.

A lowering or withdrawal of the ratings, outlook or watch assigned to SpinCo’s new debt securities by rating agencies may increase its future borrowing costs and reduce its access to capital.

SpinCo’s indebtedness has a non-investment grade rating, and any rating, outlook or watch assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, current or future circumstances relating to the basis of the rating, outlook or watch such as adverse changes to SpinCo’s business, so warrant. Any future lowering of SpinCo’s ratings, outlook or watch likely would make it more difficult or more expensive for SpinCo to obtain additional debt financing.

SpinCo’s ability to generate the significant amount of cash needed to pay interest and principal on its new indebtedness and its ability to refinance all or a portion of its indebtedness or obtain additional financing depends on many factors beyond its control.

SpinCo is a holding company and, as such, has no material operations or assets other than ownership of equity interests in its subsidiaries. SpinCo depends on its subsidiaries to distribute funds to it so that it may pay obligations and expenses, including satisfying obligations with respect to its new proposed indebtedness. SpinCo’s ability to make scheduled payments on, or to refinance its obligations under, its indebtedness depends on the financial and operating performance of its subsidiaries and their ability to make distributions and dividends to SpinCo, which, in turn, depends on their results of operations, cash flows, cash requirements, financial position and general business conditions and any legal and regulatory restrictions on the payment of dividends to which they may be subject, many of which may be beyond SpinCo’s control.

Increases in interest rates could increase interest payable under SpinCo’s variable rate indebtedness.

It is expected that a significant portion of SpinCo’s outstanding indebtedness immediately following the separation and distribution will include variable rate indebtedness under certain financing arrangements that SpinCo enters into in connection with the separation and distribution. As a result of this indebtedness, SpinCo will be subject to interest rate risk. It is expected that some interest rates under these financing arrangements will be based on a floating rate index, and changes in interest rates could increase the amount of SpinCo’s interest payments and thus negatively impact its future earnings and cash flows. If SpinCo does not have sufficient cash flow to make interest payments, it may be required to refinance all or part of its outstanding debt, sell assets, borrow additional money or sell securities, none of which SpinCo can guarantee it would be able to complete on acceptable terms or at all.

In addition, it is expected that a portion of such variable rate indebtedness of SpinCo will bear interest at rates equal to the London Interbank Offering Rate (“LIBOR”) plus a margin. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include changes in the cost of SpinCo’s variable rate indebtedness.

SpinCo may be exposed to certain risks pursuant to the master services agreement.

In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into, among others, a master services agreement that will provide for the mutual licensing of data and the provision of certain services by SpinCo to Nielsen. The master services agreement is intended to permit SpinCo and its subsidiaries and Nielsen and its subsidiaries to continue using certain data and services in the operation of their respective businesses after the separation and distribution and during the term of such agreement. Notwithstanding the foregoing, the data licensed and services provided under the master services agreement may be discontinued in the event such data or services cease to be processed or performed, as applicable, by the licensor or the service provider, as applicable, for its own business or the business of its affiliates. Accordingly, the execution of the master services agreement does not guarantee that SpinCo (and its subsidiaries) will receive the data that the Global Connect business requires for its operation during the entire term of the master services agreement. In the event data provided to SpinCo under the master services agreement is discontinued, SpinCo´s business may be adversely affected.

Risks Related to SpinCo Ordinary Shares

SpinCo cannot be certain that an active trading market for its ordinary shares will develop or be sustained after the distribution, and following the distribution, its stock price may fluctuate significantly.

A public market for SpinCo’s ordinary shares does not currently exist. SpinCo anticipates that on or about the distribution record date, trading of its ordinary shares will begin on a “when-issued” basis, which will continue through the distribution date. However, SpinCo cannot guarantee that an active trading market for its ordinary shares will develop or be sustained after the distribution, nor can SpinCo predict the prices at which its ordinary shares may trade after the distribution. Similarly, SpinCo cannot predict whether the combined market value of the SpinCo ordinary shares and Nielsen ordinary shares will be less than, equal to or greater than the market value of Nielsen ordinary shares prior to the distribution.

The market price of SpinCo ordinary shares may decline or fluctuate significantly due to a number of factors, many of which may be beyond SpinCo’s control, including:

•	actual or anticipated fluctuations in SpinCo’s operating results;

•	flat or slow growth in online or mobile advertising spending;

•	declining operating revenues derived from SpinCo’s core business;

•	the gain or loss of significant advertisers or other customers;

•	the operating and stock price performance of comparable companies;

•	changes in the regulatory and legal environment under which SpinCo operates; and

•	market conditions in the consumer packaged goods industry, e-commerce industry, and domestic and worldwide economy as a whole.

There may be substantial changes in SpinCo’s shareholder base.

Many investors holding Nielsen ordinary shares may hold such stock because of a decision to invest in a company with Nielsen’s profile. Following the distribution, the SpinCo ordinary shares held by those investors will represent an investment in a company with a different profile from Nielsen. This profile may not align with such investors’ investment strategies and may cause such holders to sell their shares. As a result, SpinCo’s stock price may decline or experience volatility as SpinCo’s shareholder base changes.

SpinCo does not expect to pay any cash dividends for the foreseeable future.

SpinCo currently intends to retain future earnings to finance and grow its business. As a result, SpinCo does not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by SpinCo will be made in the sole discretion of the SpinCo Board of Directors from time to time in accordance with applicable law. There can be no assurance that SpinCo will have sufficient surplus under applicable law to be able to pay any dividends at any time in the future. This may result from extraordinary cash expenses, actual costs exceeding contemplated costs, funding of capital expenditures or increases in reserves. If SpinCo does not pay dividends, the price of SpinCo ordinary shares that you receive in the distribution must appreciate for you to receive a gain on your investment. This appreciation may not occur. Further, you may have to sell some or all of your shares of SpinCo ordinary shares in order to generate cash flow from your investment.

Your percentage of ownership in SpinCo may be diluted in the future.

In the future, your percentage ownership in SpinCo may be diluted because of equity awards that SpinCo grants to SpinCo’s directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. SpinCo’s employees will receive ordinary shares in it after the distribution as a result of conversion of their Nielsen equity awards (in whole or in part) to SpinCo equity awards. SpinCo anticipates that its compensation committee will grant additional stock-based awards to its employees after the distribution. Such awards will have a dilutive effect on SpinCo’s earnings per share, which could adversely affect the market price of SpinCo ordinary shares.

In addition, SpinCo’s articles of association allow for the issuance of one or more classes or series of preferred stock that have powers, preferences and/or other special rights, including preferences over SpinCo ordinary shares respecting dividends and distributions. The terms of such preferred stock could dilute the voting power or reduce the value of SpinCo ordinary shares. Similarly, the repurchase or redemption rights or liquidation preferences that SpinCo could assign to holders of preferred stock could affect the residual value of the ordinary shares. For additional information, see the section entitled “Description of SpinCo’s Ordinary Shares.”

Anti-takeover provisions could enable the SpinCo Board of Directors to resist a takeover attempt by a third party and limit the power of SpinCo’s shareholders.

SpinCo’s articles of association will contain, and Dutch law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage potential acquirers to negotiate with the SpinCo Board of Directors rather than attempt a hostile takeover. These provisions are expected to include, among other things, a provision that the removal or suspension of a member of SpinCo’s Board of Directors must be adopted by at least a two-thirds majority of the votes cast representing more than half of SpinCo’s issued share capital unless proposed by the SpinCo Board of Directors; and the requirement that certain matters, including an amendment to SpinCo’s articles of association, may only be brought to SpinCo’s shareholders for a vote upon a proposal by the SpinCo Board of Directors.

The SpinCo Board of Directors believes these provisions will protect SpinCo’s shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the SpinCo Board of Directors and by providing the SpinCo Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make SpinCo immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that the SpinCo Board of Directors determines is not in the best interests of SpinCo and its shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of SpinCo’s Ordinary Shares.”

If securities or industry analysts do not publish research or publish misleading or unfavorable research about SpinCo’s business, SpinCo’s share price and trading volume could decline.

The trading market for SpinCo ordinary shares will depend in part on the research and reports that securities or industry analysts publish about it or its business. SpinCo does not currently have and may never obtain separate research coverage for its ordinary shares. If there is no research coverage, SpinCo ordinary shares may be negatively impacted. If SpinCo obtains research coverage for its ordinary shares and if one or more of the analysts downgrades SpinCo’s ordinary shares or publishes unfavorable research about SpinCo’s business, its stock price may decline. If one or more of the analysts ceases coverage of SpinCo ordinary shares or fails to publish reports on it regularly, demand for SpinCo ordinary shares could decrease, which could cause the price or trading volume of SpinCo ordinary shares to decline.

The rights and obligations of a SpinCo shareholder are governed by Dutch law and may differ from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions.

SpinCo is incorporated and exists under the laws of the Netherlands. Accordingly, its corporate structure as well as the rights and obligations of the holders of SpinCo ordinary shares may be different from the rights and obligations of shareholders of companies incorporated or organized under the laws of other jurisdictions. For example, resolutions of a general meeting may be approved with majorities different from the majorities required for approval of equivalent resolutions for companies organized under the laws of other jurisdictions. Additionally, in fulfilling their responsibilities, the directors must act in the interest of SpinCo and give specific attention to the relevant interests of all of its stakeholders, which, in addition to holders of SpinCo ordinary shares, include clients, employees, lenders and suppliers. Any action to contest any of SpinCo’s corporate actions must be filed with, and will be reviewed by, a Dutch court, in accordance with Dutch law. As such, the exercise of certain shareholders’ rights by shareholders outside the Netherlands may be more costly than the exercise of rights in a company organized under the laws of other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/information statement and other materials that Nielsen and SpinCo have filed or will file with the SEC contain, or will contain, certain forward-looking statements regarding business strategies, market potential, future financial performance, the recent coronavirus (COVID-19) pandemic and other matters. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo,” “SpinCo Business,” “The Separation and Distribution” and other sections of this joint proxy statement/information statement contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of Nielsen or SpinCo management, as the case may be, and is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether or not any such forward-looking statement is in fact achieved will depend on future events, some of which are beyond Nielsen’s or SpinCo’s control. Except as may be required by law, Nielsen or SpinCo undertakes no obligation to modify or revise any forward-looking statement to reflect new information, events or circumstances occurring after the date of this joint proxy statement/information statement. Factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated include the matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo,” in addition to the following other factors, risks, trends and uncertainties:

•	uncertainties relating to the impact of the coronavirus (COVID-19) pandemic on SpinCo’s and Nielsen’s businesses;

•	SpinCo’s and Nielsen’s ability to adapt to significant technological changes;

•	consolidation in the industries in which SpinCo’s and Nielsen’s clients operate, putting pressure on the pricing of their services, thereby leading to decreased earnings and cash flow;

•	the risks related to the coronavirus (COVID-19) pandemic on the global economy and financial markets;

•	client procurement strategies putting additional pressure on the pricing of SpinCo’s and Nielsen’s services, thereby leading to decreased earnings and cash flow;

•	adverse market conditions adversely impacting SpinCo’s and Nielsen’s revenues;

•

SpinCo’s and Nielsen’s respective indebtedness adversely impacting SpinCo’s and Nielsen’s businesses, results of operations and financial conditions, and the risk of increased interest rates on variable rate indebtedness of SpinCo and Nielsen;

•	SpinCo’s and Nielsen’s respective cash requirements and access to the capital markets to service their indebtedness, fund capital expenditures and meet their other capital needs;

•	SpinCo’s and Nielsen’s respective abilities to recruit sample participants to participate in their research samples;

•	data protection laws and self-regulatory codes;

•	cybersecurity and protection of confidential information;

•	the receipt, storage and transmission of proprietary information;

•	the protection of SpinCo’s and Nielsen’s respective intellectual property rights;

•	currency exchange rate fluctuations negatively impacting SpinCo’s and Nielsen’s respective business, results of operations and financial condition;

•	risks related to SpinCo’s and Nielsen’s respective international operations;

•	changes in tax laws and the continuing ability to apply provisions of various international tax treaties;

•	SpinCo’s and Nielsen’s respective abilities to retain clients;

•	an inability to realize benefits or synergies from acquisitions of new businesses or dispositions of existing businesses or to operate businesses effectively following acquisitions or divestitures;

•	the ability to attract and retain employees;

•	reliance on third-party service providers;

•	adverse outcomes in proceedings with governmental authorities or administrative agencies or other litigation;

•	a decline in operating results and enterprise value that could lead to non-cash goodwill, other intangible asset, investment or property, plant and equipment impairment charges;

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SpinCo’s inability to engage in certain corporate transactions following the separation and distribution under transaction agreements entered into with Nielsen in connection with the separation and distribution;

•	the additional costs of SpinCo operating as a stand-alone, public company;

•	any failure to realize expected benefits from the separation and distribution;

•	natural disasters, war or terrorist activities, or pandemics or similar outbreaks, and their effects on economic and business environments in which SpinCo and Nielsen operate; and

•	other uncertainties relating to general economic, political, business, industry, regulatory and market conditions.

THE SEPARATION AND DISTRIBUTION

Overview

On November 7, 2019, Nielsen announced the completion of its strategic review and its intention to separate its Global Connect business from its Global Media business. The separation will occur through a pro rata distribution to Nielsen shareholders of all of the outstanding ordinary shares of SpinCo, which was formed to hold the Global Connect business.

On [                    ], the Nielsen Board of Directors approved the distribution of all of SpinCo’s outstanding ordinary shares on the basis of [                    ] SpinCo ordinary shares for every Nielsen ordinary share held as of the close of business on [                    ], the distribution record date, subject to the receipt of Nielsen shareholder approval and the satisfaction (or, where applicable, waiver) of the other conditions to the distribution set forth in the separation and distribution agreement and described in this joint proxy statement/information statement. Any fractional entitlements to SpinCo ordinary shares will be aggregated into whole shares and sold in the open market by [        ] at prevailing market prices and the aggregate cash proceeds of the sales (net of discounts and commissions) will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional SpinCo ordinary share in the distribution. At [                    ] (Eastern Time) on [                    ], the distribution date, each Nielsen shareholder will receive [                    ] SpinCo ordinary shares for every Nielsen ordinary share held as of the close of business on the distribution record date and with any fractional entitlements to SpinCo ordinary shares being treated as described above. Upon completion of the separation and distribution, each Nielsen shareholder as of the distribution record date will continue to own shares of Nielsen and will receive a proportionate share of the outstanding ordinary shares of SpinCo to be distributed in the distribution. If the separation and distribution is approved by Nielsen shareholders and the other conditions to the distribution are satisfied (or, where applicable, waived), you will not need to take any action to receive the SpinCo ordinary shares to which you are entitled as a Nielsen shareholder. You will not be required to make any payments to Nielsen or to surrender or exchange your Nielsen ordinary shares in order to receive the SpinCo ordinary shares to which you are entitled as a Nielsen shareholder. The distribution of SpinCo ordinary shares as described in this joint proxy statement/information statement is subject to the satisfaction (or, where applicable, waiver) of certain conditions. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”

Background of the Separation and Distribution

A description of the background of the separation and distribution will be included in an amendment to this joint proxy statement/information statement.

Reasons for the Separation and Distribution

The Nielsen Board of Directors believes that the separation and distribution is in the best interest of Nielsen and its shareholders and approved the separation and distribution. A wide variety of factors were considered by the Nielsen Board of Directors in evaluating the separation and distribution. Among other things, the Nielsen Board of Directors considered the following potential benefits of the separation and distribution:

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Distinct investment identity. The separation and distribution will allow investors to separately value Nielsen and SpinCo based on each company’s (and its subsidiaries’) distinct investment identities. SpinCo’s Global Connect business differs from Nielsen’s Global Media business in several respects, such as sources of revenue, client base and technology needs. The separation and distribution will enable investors to evaluate the merits, strategy, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics. The separation may attract new investors who may not have properly assessed the value of SpinCo’s Global Connect business relative to the value it is currently accorded as part of Nielsen.

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Enhanced strategic and management focus. The separation and distribution will allow SpinCo and Nielsen and their subsidiaries to pursue and implement more effectively their distinct operating priorities and strategies and will improve management “fit and focus” at both companies and their subsidiaries, enabling the management of both companies and their subsidiaries to pursue their respective unique opportunities for long-term growth and profitability. Each company and its subsidiaries will also have the flexibility to develop a growth strategy that capitalizes on its distinct strengths, and consequently each company and its subsidiaries will be better positioned to capitalize on the available opportunity set in its specific market. SpinCo’s management will be able to focus exclusively on the Global Connect business, while the management of Nielsen will be dedicated to growing its Global Media businesses.

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Growth opportunities. Following the separation and distribution, the equity of each company will be able to be used as a focused “acquisition currency,” and as such the separation and distribution will provide each company with greater opportunities to pursue value-enhancing acquisitions in industries with active M&A markets. Independent equity structures will also afford each company direct access to capital markets, facilitating each company’s ability to pursue its specific growth objectives.

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More efficient allocation of capital. The separation and distribution will permit each company to concentrate its financial resources solely on its own operations, providing each company with greater flexibility to invest capital in its business at a time and in a manner appropriate for its distinct strategy and business needs without having to compete with each other for investment capital. This will facilitate a more efficient allocation of capital based on each company’s profitability, cash flow and growth opportunities, and allow each company to pursue an optimal mix of return of capital to shareholders, reinvestment in leading-edge technology and value-enhancing investment and M&A opportunities.

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Alignment of incentives with performance objectives. The separation and distribution will facilitate incentive compensation arrangements with respect to equity of each of SpinCo and Nielsen and align employee incentives with those of the shareholders of each respective company.

Neither SpinCo nor Nielsen can assure you that, following the separation and distribution, any of the benefits described above or any other benefits will be realized to the extent anticipated, or at all.

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Increased costs. The separation will result in incremental costs related to operating as a public company, such as compensating an independent board of directors, increased personnel costs, compliance with regulatory and stock exchange requirements, increased auditing and insurance fees and development of internal infrastructure and support functions, which costs were preliminarily estimated to be approximately $[             ] million to $[             ] million on an annual basis. The separation will also result in one-time separation costs, such as costs of legal counsel, financial advisors, consultants, debt issuance costs, the audit of SpinCo’s historical financial statements and accounting and valuation advisory work related to the separation, which costs were preliminarily estimated to be approximately $[             ] million to $[             ] million and will be paid by Nielsen.

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Potential post-separation and distribution volatility in the price for SpinCo ordinary shares. Many investors holding Nielsen ordinary shares may hold such shares because of a decision to invest in a company with Nielsen’s profile. Following the distribution, the SpinCo ordinary shares held by those investors will represent an investment in a company with a different profile from Nielsen. This profile may not align with such investors’ investment strategies and may cause such holders to sell their shares. As a result, SpinCo’s stock price may decline or experience volatility as SpinCo’s shareholder base changes.

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Management focus and attention. Before the completion of the separation and distribution, it is expected that the separation and distribution will require significant time and effort from Nielsen’s and SpinCo’s respective management teams and consequently may result in the diversion of management attention away from operation of their respective businesses and potentially negative effects on Nielsen’s and SpinCo’s existing business relationships.

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Future limitations on SpinCo’s operations to preserve the tax-free nature of the separation and distribution. The tax matters agreement that Nielsen and SpinCo will enter into before the distribution will include restrictions that may limit SpinCo’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. Under the tax matters agreement, for a period of time following the distribution, SpinCo will be restricted from entering into certain transactions including mergers, consolidations or liquidations; issuing equity securities beyond certain thresholds; repurchasing its capital stock beyond certain thresholds; ceasing to actively conduct its business; and other strategic transactions.

•

Failure to achieve the anticipated benefits of the separation and distribution. SpinCo may be unable to achieve the full strategic and financial benefits expected to result from the separation and distribution as described above in this section for a variety of reasons, including, among others: (i) following the separation and distribution, SpinCo may be more susceptible to market fluctuations and other adverse events than if it were still a part of Nielsen; (ii) following the separation and distribution, SpinCo’s business will be less diversified than Nielsen’s business before the separation and distribution; and (iii) the other actions required to separate Nielsen’s and SpinCo’s respective businesses could disrupt SpinCo’s operations.

The Nielsen Board of Directors concluded that the potential benefits of the separation and distribution outweighed these negative factors. For additional information, see the section entitled “Risk Factors.”

In view of the wide variety of factors considered in connection with its evaluation of the separation and distribution, and the complexity of these matters, the Nielsen Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the separation and distribution. Rather, the Nielsen Board of Directors viewed its decisions as being based on the totality of the factors it considered. In addition, individual members of the Nielsen Board of Directors may have given differing weights to different factors. The Nielsen Board of Directors conducted an overall review of the factors described above.

Interests of Nielsen’s Directors and Executive Officers in the Separation and Distribution

Prior to the effectiveness of the registration statement of which this joint proxy statement/information statement is a part, SpinCo will disclose, in accordance with the rules and regulations of the SEC, information regarding the compensation of SpinCo’s directors.

Formation of SpinCo and Internal Reorganization

SpinCo was formed as a private limited company under the laws of the Netherlands on March 17, 2020, for the purpose of holding Nielsen’s Global Connect business in connection with the separation and distribution described herein. SpinCo is currently a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), but will be converted into a Dutch public limited company (naamloze vennootschap) prior to the separation and distribution.

As part of the plan to separate the Global Connect business from the Global Media business, pursuant to the separation and distribution agreement, Nielsen plans to transfer the equity interests of certain entities that operate the Global Connect business, as well as other assets and liabilities of the Global Connect business, to SpinCo prior to the distribution. The distribution will not affect Nielsen’s continued ownership of its Global Media business and other businesses.

When and How Will You Receive the Distribution?

With the assistance of [                    ], the distribution agent for the distribution, Nielsen expects to distribute SpinCo ordinary shares at [                    ] (Eastern Time) on [                    ], the distribution date, to all holders of

outstanding Nielsen ordinary shares as of the close of business on [                    ], the distribution record date. [                    ], will serve as the distribution agent in connection with the distribution and the transfer agent and registrar for SpinCo ordinary shares.

If you own Nielsen ordinary shares as of the close of business on the distribution record date, SpinCo ordinary shares that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a shareholder of record, [            ] will then mail you a direct registration account statement that reflects your SpinCo ordinary shares. If you hold your Nielsen shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. If you sell Nielsen ordinary shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive SpinCo ordinary shares in the distribution.

Most Nielsen shareholders hold their ordinary shares through a bank or brokerage firm. In such cases, your shares are said to be held in “street name,” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Nielsen ordinary shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the SpinCo ordinary shares that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.

Transferability of Shares You Receive

SpinCo ordinary shares distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be SpinCo affiliates. Persons who may be deemed to be SpinCo affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with SpinCo, which may include certain SpinCo executive officers, directors or principal shareholders. Securities held by SpinCo affiliates will be subject to resale restrictions under the Securities Act. SpinCo affiliates will be permitted to sell SpinCo ordinary shares only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Number of SpinCo Ordinary Shares You Will Receive

For every one Nielsen ordinary share that you own as of the close of business on [                ], the distribution record date, you will receive [                    ] SpinCo ordinary shares on the distribution date. Nielsen will not distribute any fractional SpinCo ordinary shares to its shareholders, and all entitlements to SpinCo ordinary shares will be rounded down to the nearest whole number. If you are a shareholder of record who would otherwise have been entitled to receive a fraction of SpinCo ordinary shares, the fractional entitlement to which you would otherwise have been entitled will be aggregated with all other fractional entitlements of SpinCo ordinary shares into whole shares, and [                ] will sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds (net of discounts and commissions) of the sales pro rata (based on the fractional share such holder would otherwise be entitled to receive) to each holder who otherwise would have been entitled to receive a fractional SpinCo ordinary share in the distribution. The distribution agent, in its sole discretion, without any influence by Nielsen or SpinCo, will determine when, how, and through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Nielsen or SpinCo, and the distribution agent is not an affiliate of either Nielsen or SpinCo. Neither Nielsen nor SpinCo will be able to guarantee any minimum sale price in connection with the sale of these shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts paid in lieu of fractional shares.

The net cash proceeds of these sales of fractional shares will be taxable for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences” for an explanation of certain material U.S. federal income tax consequences of the distribution. If you hold your Nielsen ordinary shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the net cash proceeds of the sales of the aggregated fractional SpinCo ordinary shares and will electronically credit your account for your share of such proceeds. Nielsen estimates that it will take approximately two weeks from the distribution date for the distribution agent to complete the distribution of the net cash proceeds of the sales of the aggregated fractional SpinCo ordinary shares.

Treatment of Equity-Based Compensation

Stock Options.    Each unvested option to purchase Nielsen ordinary shares held by Nielsen employees will convert into an option to purchase ordinary shares of the applicable company (Nielsen or SpinCo, as the case may be) to which the applicable employee provides services following the distribution, with adjustments to the number of ordinary shares subject to the option, the option exercise price and any applicable stock price goal based on (1) the value of a Nielsen ordinary share prior to the distribution and (2) the value of an ordinary share of the applicable company (Nielsen or SpinCo, as the case may be) after giving effect to the distribution.

Each vested option to purchase Nielsen ordinary shares held by Nielsen employees and each option to purchase Nielsen ordinary shares held by Nielsen directors will convert into an option to purchase Nielsen ordinary shares and an option to purchase SpinCo ordinary shares, with adjustments to the number of ordinary shares subject to each option and the option exercise price based on (1) the value of a Nielsen ordinary share prior to the distribution and (2) the value of an ordinary share of the applicable company (Nielsen or SpinCo, as the case may be) after giving effect to the distribution.

Except as otherwise described above and except to the extent otherwise provided under local law, following the distribution, the options to purchase ordinary shares of the applicable company generally will have the same terms and conditions, including the same vesting provisions and exercise periods, as the options to purchase Nielsen ordinary shares had immediately prior to the distribution.

Restricted Stock Units.    All unvested Nielsen restricted stock units (“RSUs”) held by Nielsen employees will convert into RSUs of the company (Nielsen or SpinCo, as the case may be) to which the applicable employee provides services following the distribution, with adjustments to the number of RSUs based on (1) the value of a Nielsen ordinary share prior to the distribution and (2) the value of an ordinary share of the applicable company (Nielsen or SpinCo, as the case may be) after giving effect to the distribution. In the case of any performance-based RSUs, the adjusted awards will no longer be subject to performance conditions, and the adjustment to the number of ordinary shares covered by the award will be based on the number of ordinary shares covered by the original Nielsen award based on actual performance prior to the distribution, pro-rated to reflect the portion of the performance period elapsed through the date of the distribution.

All vested Nielsen RSUs held by Nielsen employees will remain outstanding immediately following the distribution. In addition, upon completion of the distribution, Nielsen employees will receive [                    ] SpinCo RSUs in respect of each vested Nielsen RSU held by the employee immediately prior to the distribution.

Except as otherwise described above and except to the extent otherwise provided under local law, following the distribution, the RSUs of the applicable company generally will have the same terms and conditions, including the same vesting provisions, as the Nielsen RSUs had immediately prior to the date of the distribution.

Deferred Stock Units.    Each Nielsen deferred stock unit (“DSUs”) held by outside directors will remain outstanding immediately following the distribution. In addition, upon completion of the distribution, Nielsen outside directors will receive [                    ] SpinCo DSUs in respect of each Nielsen DSU held by the outside director immediately prior to the distribution. Except as otherwise described above, following the distribution, the Nielsen DSUs and the SpinCo DSUs generally will have the same terms and conditions, including the same vesting provisions, as the Nielsen DSUs had immediately prior to the date of the distribution.

Results of the Distribution

After the distribution, SpinCo will be an independent, publicly traded [                    ] listed company. The actual number of SpinCo ordinary shares to be distributed will be determined as of the close of business on [                    ], the distribution record date, and will reflect any settlement of Nielsen stock-based awards prior to the distribution record date. The distribution will not affect the number of outstanding Nielsen ordinary shares or any rights of Nielsen shareholders. Nielsen will not distribute any fractional SpinCo ordinary shares.

SpinCo will enter into a separation agreement and other related agreements, including a tax matters agreement, a transition services agreement, an employee matters agreement, an intellectual property matters agreement, a trademark license agreement and a master services agreement with Nielsen before the distribution to effect the separation and distribution and provide a framework for SpinCo’s relationship with Nielsen after the separation. These agreements will provide for the allocation between Nielsen and SpinCo of Nielsen’s assets, liabilities and obligations (including its investments, property, employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after the separation and distribution, and will govern the relationship between Nielsen and SpinCo after the separation and distribution. For a more detailed description of these agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Distribution,” “The Separation and Distribution” and “SpinCo Relationship with Nielsen Following the Separation and Distribution.”

Market for SpinCo Ordinary Shares

There is currently no public trading market for SpinCo ordinary shares. SpinCo expects to have its ordinary shares approved to be listed on the [            ] under the symbol “[            ].” SpinCo has not and will not set the initial price of its ordinary shares. The initial price will be established by the public markets.

SpinCo cannot predict the price at which its ordinary shares will trade after the distribution. In fact, the combined trading prices, after the distribution, of the SpinCo ordinary shares that each Nielsen shareholder will receive in the distribution and Nielsen ordinary shares held at the distribution record date may not equal the “regular-way” trading price of Nielsen ordinary shares immediately prior to the distribution. The price at which SpinCo ordinary shares trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for SpinCo ordinary shares will be determined in the public markets and may be influenced by many factors. See the section entitled “Risk Factors—Risks Related to SpinCo Ordinary Shares.”

Trading Between the Distribution Record Date and the Distribution Date

Beginning on or about the distribution record date and continuing up to and including the distribution date, Nielsen expects that there will be two markets in Nielsen ordinary shares: a “regular-way” market and an “ex-distribution” market. Nielsen ordinary shares that trade on the “regular-way” market will trade with an entitlement to SpinCo ordinary shares distributed pursuant to the distribution. Nielsen ordinary shares that trade on the “ex-distribution” market will trade without an entitlement to SpinCo ordinary shares distributed pursuant to the distribution. Therefore, if you sell Nielsen ordinary shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive SpinCo ordinary shares in the distribution. If you own Nielsen ordinary shares as of the close of business on the distribution record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will receive the SpinCo ordinary shares that you are entitled to receive pursuant to your ownership of Nielsen ordinary shares as of the distribution record date.

Furthermore, beginning on or about the distribution record date and continuing up to and including the distribution date, SpinCo expects that there will be a “when-issued” market in its ordinary shares. “When-issued”

trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for SpinCo ordinary shares that will be distributed to holders of Nielsen ordinary shares on the distribution date. If you owned Nielsen ordinary shares as of the close of business on the distribution record date, you would be entitled to SpinCo ordinary shares distributed pursuant to the distribution. You may trade this entitlement to SpinCo ordinary shares, without Nielsen ordinary shares you own, on the “when-issued” market, but your transaction will not settle until after the distribution date. On the first trading day following the distribution date, “when-issued” trading with respect to SpinCo ordinary shares will end, and “regular-way” trading will begin.

Conditions to the Distribution

The distribution will be effective at [                    ] (Eastern Time) on [                    ], which is the distribution date, subject to approval by a simple majority of the votes cast at the Nielsen special meeting in person or by proxy, as well as the satisfaction (or waiver by Nielsen in its sole discretion) of the following conditions:

•

the completion of the transfer of assets and liabilities from Nielsen to SpinCo in accordance with the separation and distribution agreement that Nielsen and SpinCo will enter into prior to the distribution;

•	works council, union or similar employee collective group and employee information and/or consultation processes have been completed, if and to the extent required under local laws;

•

the receipt and continued validity of a private letter ruling received by Nielsen from the IRS with respect to certain requirements for qualification for tax-free treatment under Section 355 of the Code;

•	the receipt by Nielsen of an opinion from Nielsen’s outside tax advisor to the effect that the requirements for tax-free treatment under Section 355 of the Code will be satisfied;

•

the receipt by the Nielsen Board of Directors from an independent appraisal firm acceptable to Nielsen of one or more opinions to the Nielsen Board of Directors at the time or times requested by the Nielsen Board of Directors confirming the solvency and financial viability of Nielsen before the consummation of the distribution and each of Nielsen and SpinCo after consummation of the distribution, and such opinions shall be acceptable to Nielsen in form and substance in Nielsen’s sole discretion, and such opinions shall not have been withdrawn or rescinded;

•

the SEC’s having declared effective SpinCo’s registration statement on Form 10, of which this joint proxy statement/information statement forms a part, no stop order suspending the effectiveness thereof being in effect and no proceedings for such purpose pending before or threatened by the SEC and this joint proxy statement/information statement’s having been made available to Nielsen shareholders;

•

all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state, U.K., Netherlands or other securities laws having been taken and, where applicable, having become effective or been accepted by the applicable governmental authority;

•	any governmental approvals and material consents necessary to consummate the separation and distribution having been obtained and remaining in full force and effect;

•	the transaction agreements relating to the separation and distribution that Nielsen and SpinCo will enter into prior to the distribution having been duly executed and delivered by the parties;

•	the separation, distribution and related transactions having been duly approved by the Nielsen Board of Directors following the shareholder vote to approve the Resolution;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions being in effect;

•	the SpinCo ordinary shares to be distributed having been approved for listing on the [ ], subject to official notice of distribution;

•	Nielsen having prepared a balance sheet of Nielsen showing distributable reserves sufficient to cover the book value of SpinCo; and

•

no event or development having occurred or existing that, in the judgment of the Nielsen Board of Directors, in its sole discretion, makes it inadvisable to effect the separation, the distribution and other related transactions.

Nielsen and SpinCo cannot assure you that any or all of these conditions will be met, and Nielsen may also waive any of the conditions to the distribution that are subject to waiver. In addition, Nielsen will have the sole discretion to determine and change the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the distribution record date, the distribution date and the distribution ratio. Nielsen may rescind or delay its declaration of the distribution even after the distribution record date regardless of whether the conditions to the distribution have been satisfied. Nielsen does not intend to notify its shareholders of any modifications to the terms of the separation and distribution that, in the judgment of the Nielsen Board of Directors, are not material. To the extent that the Nielsen Board of Directors determines that any modifications by Nielsen materially change the terms of the separation and distribution or if Nielsen decides to abandon the distribution, Nielsen will notify Nielsen shareholders in a manner reasonably calculated to inform them about the modification or abandonment as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or making available a supplement to this joint proxy statement/information statement.

Data Privacy and Protection

In order to: (i) effect the separation and distribution and ensure that Nielsen shareholders receive the SpinCo shares to which they are entitled; and (ii) ensure that SpinCo is able to register, communicate with, and appropriately manage the shareholdings of SpinCo shareholders, Nielsen will transfer certain personal data of Nielsen shareholders to SpinCo.

SpinCo will act as a separate data controller with regard to this information. There will be no change in how Nielsen processes Nielsen shareholders’ personal data insofar as this relates to their Nielsen shares.

THE NIELSEN SPECIAL MEETING

This joint proxy statement/information statement is being provided to Nielsen shareholders as part of a solicitation of proxies by the Nielsen Board of Directors for use at the Nielsen special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This joint proxy statement/information statement provides Nielsen shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Nielsen special meeting.

Date, Time and Place

Nielsen will be hosting a special meeting live via the Internet and in person. The Nielsen special meeting will be held on [                ] at [    ] a.m. (Eastern Time). You may attend online via live webcast at [nielsen.onlineshareholdermeeting.com] or in person at [            ].

Attendance at the Nielsen Special Meeting

To attend online:

You will need your 16-digit control number included on your Notice of Internet Availability or proxy card. Instructions on how to attend and participate via the Internet are posted at [www.proxyvote.com] (before the meeting) and [nielsen.onlineshareholdermeeting.com] (during the meeting).

The online meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection if they intend to participate in the meeting online. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

To attend in person:

You must have a government-issued photo identification along with either your admission ticket (which is included in your Notice of Internet Availability or proxy card) or proof of ownership of Nielsen ordinary shares as of the meeting record date.

Proof of ownership may be any of the following:

•	a brokerage statement or letter from a bank or broker indicating ownership on the meeting record date;

•	a printout of the proxy distribution email (if you received your materials electronically); or

•	a voting instruction form.

For directions to attend the Nielsen special meeting in person, go to: [http://ir.nielsen.com/investor-relations/shareholder-information/special-meeting/default.aspx] or contact Nielsen’s Company Secretary at companysecretary@nielsen.com.

Nielsen will be unable to admit anyone who does not present valid identification or refuses to comply with its security procedures. Cameras, videotaping equipment and other recording devices and large packages, banners, placards and signs will not be permitted at the Nielsen special meeting.

Purpose of the Nielsen Special Meeting

The purpose of the Nielsen special meeting is for Nielsen ordinary shareholders to consider, and if thought fit, approve the separation and distribution, which would (i) separate the Global Connect subsidiaries and

business from Nielsen’s other businesses and transfer its ownership to a separate company, [                    ], a wholly-owned subsidiary of Nielsen, which will be the holding company of the Global Connect business and (ii) distribute all of the outstanding SpinCo ordinary shares to Nielsen’s shareholders on a pro rata basis. Further information can be found in the section entitled “The Separation and Distribution.”

Recommendation of the Nielsen Board of Directors

The Nielsen Board of Directors recommends that you vote “FOR” the Resolution.

Meeting Record Date; Nielsen Shareholders Entitled to Vote

Holders of Nielsen ordinary shares as of the close of business on the meeting record date, [                    ], may vote at the Nielsen special meeting.

Voting by Nielsen’s Directors and Executive Officers

As of the close of business on the meeting record date, the directors and executive officers of Nielsen were entitled to vote [                ] ordinary shares, or approximately [            ]% of Nielsen’s ordinary shares issued and outstanding on that date and entitled to vote at the Nielsen special meeting. Nielsen’s directors and executive officers have informed Nielsen that they intend to vote their shares “FOR” the Resolution, although they have no obligation to do so.

Quorum

Two shareholders present at the Nielsen special meeting and entitled to vote constitute a quorum.

Required Vote

The Resolution scheduled to be voted on at the Nielsen special meeting will be proposed as an ordinary resolution and requires the vote of a simple majority of the votes cast at the Nielsen special meeting in person or by proxy.

Voting by Internet, Telephone or Mail

If you are a shareholder of record on the meeting record date, you may vote by granting a proxy:

•

By Internet: You may submit your proxy by going to [www.proxyvote.com] (before the meeting) or at [nielsen.onlineshareholdermeeting.com] (during the meeting) and by following the instructions on how to complete an electronic proxy card. You will need the 16-digit control number included in your Notice of Internet Availability or proxy card in order to vote by Internet.

•

By Telephone: You may submit your proxy by dialing [1-800-690-6903] and by following the recorded instructions. You will need the 16-digit control number included in your Notice of Internet Availability or proxy card in order to vote by telephone.

•

By Mail: You may submit your proxy by completing, signing and dating your proxy card (if you received one) where indicated and sending it back in the envelope provided. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

Internet and telephone voting facilities will close at 11:59 p.m. (Eastern Time) on [            ] for the voting of shares held by shareholders of record or held in “street name” and 11:59 p.m. (Eastern Time) on [            ] for the

voting of shares held through Nielsen’s 401(k) plan. Mailed proxy cards with respect to shares held by shareholders of record or in “street name” must be received no later than 9:00 a.m. (Eastern Time) on [            ]. Mailed proxy cards with respect to shares held through Nielsen’s 401(k) plan must be received no later than 11:59 p.m. (Eastern Time) on [            ].

Voting in Person

Although Nielsen encourages you to vote through the Internet or the telephone or to complete and return a proxy card (if you received one) by mail prior to the Nielsen special meeting to ensure that your vote is counted, you can attend the Nielsen special meeting online or in person and vote your shares during the meeting, unless you hold your shares through Nielsen’s 401(k) plan, which cannot be voted in person at the Nielsen special meeting.

If you plan to vote in person, bring your printed proxy card if you received one by mail. Otherwise, Nielsen will give shareholders of record a ballot at the Nielsen special meeting. If you are a beneficial owner, you must obtain a legal proxy from the organization that holds your shares if you wish to attend the Nielsen special meeting and vote in person.

Treatment of Abstentions; Failure to Vote

Abstentions: Votes may be cast in favor of or against or you may abstain from voting. If you intend to abstain from voting for the Resolution, you will need to check the abstention box for the Resolution. In determining whether the Resolution receives the requisite number of affirmative votes, an abstention will not be considered to be a vote in law and will not be counted in the calculation of the votes “FOR” and “AGAINST” the Resolution.

Broker Non-Votes: Broker non-votes occur when shares held by a bank, broker or other nominee are not voted with respect to a proposal because (1) the bank, broker or other nominee has not received voting instructions from the shareholder who beneficially owns the shares and (2) the bank, broker or other nominee lacks the authority to vote the shares at its/his/her discretion. The Resolution is considered to be a non-routine matter under New York Stock Exchange rules. Accordingly, any bank, broker or other nominee holding your shares will not be permitted to vote on the Resolution at the Nielsen special meeting without receiving voting instructions from you.

Broker non-votes will not be counted in the calculation of the votes “FOR” and “AGAINST” the Resolution.

If you sign and submit your proxy card (if you received one) without giving specific voting instructions, this will be construed as an instruction to vote the shares as recommended by the Nielsen Board of Directors, so your shares will be voted “FOR” the Resolution and in accordance with the discretion of the holders of the proxy with respect to any other matters that may be voted on.

Shares Held in Street Name

For shares held in “street name,” you may vote by submitting voting instructions to your bank, broker or nominee.

Revocability of Proxies

Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may change your vote and revoke your proxy by:

•	Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. (Eastern Time) on [ ];

•	Submitting a properly signed proxy card (if you received one) with a later date that is received no later than 9:00 a.m. (Eastern Time) on [ ];

•	Sending a written statement to that effect to Nielsen’s Company Secretary, provided such statement is received no later than 9:00 a.m. (Eastern Time) on [ ]; or

•	Attending the Nielsen special meeting, revoking your proxy and voting in person or online.

If you hold shares through the Nielsen 401(k) plan, you may change your vote and revoke your proxy by any of the first three methods listed above if you do so no later than 11:59 p.m. (Eastern Time) on [            ]. You cannot, however, revoke or change your proxy with respect to shares held through the Nielsen 401(k) plan after that date, and you cannot vote those shares in person at the Nielsen special meeting. If you hold shares in “street name,” you may submit new voting instructions by contacting your bank, broker or other nominee. You may also change your vote or revoke your proxy by attending the Nielsen special meeting online or in person.

Nielsen will honor the proxy with the latest date. However, no revocation will be effective unless Nielsen receives notice of such revocation at or prior to the deadlines mentioned above. For those shareholders who submit a proxy electronically or by telephone, the date on which the proxy is submitted in accordance with the instructions listed on the Notice of Internet Availability or the proxy card is the date of the proxy.

Solicitation

Nielsen will pay the cost of soliciting proxies. Nielsen expects to pay approximately $[            ] plus out-of-pocket expenses for [                ] to assist in soliciting proxies.

Assistance

If you encounter any difficulties accessing the meeting online during the check-in or meeting time, please call the technical support number that will be posted online on the Shareholder Meeting login page.

Tabulation of Votes

Representatives of [                ] will tabulate the votes and act as inspectors of election.

Adjournments

If the persons attending the Nielsen special meeting within thirty (30) minutes of the time at which the Nielsen special meeting was due to start (or such longer time as the chairman of the Nielsen special meeting decides to wait) do not constitute a quorum, or if during the Nielsen special meeting a quorum ceases to be present, the chairman of the Nielsen special meeting must adjourn it.

NIELSEN SHAREHOLDER PROPOSAL

Proposal No. 1: The Separation and Distribution Proposal (the “Resolution”)

The Proposal

THAT:

(a)    upon the recommendation of the members of the board of directors of Nielsen (the “Nielsen Board of Directors”) and subject to the final approval of the Nielsen Board of Directors and the satisfaction (or waiver by the parties) of certain other conditions contained in the separation and distribution agreement in connection with the separation of Nielsen SpinCo B.V. (“SpinCo”) and its business from Nielsen and the proposed distribution by Nielsen of shares in SpinCo to Nielsen shareholders (the “separation and distribution”), an interim distribution in specie of the shares of SpinCo be and is hereby declared payable to the Nielsen shareholders on the register of members of Nielsen as of the close of business on [                ] (or, such other time or date as the Nielsen Board of Directors may determine) (the “distribution record date”), credited as fully paid, in the proportion of [            ] shares of SpinCo per [            ] shares of Nielsen then held by each Nielsen shareholder, so that each Nielsen shareholder will hold an entitlement to [            ] SpinCo shares for each [            ] shares of Nielsen held at the distribution record date;

(b)    the separation and distribution be and is hereby approved for the purposes of Article 5.3 of the Articles of Association of Nielsen; and

(c)    each and any of the members of the Nielsen Board of Directors and the executive officers of Nielsen be and is hereby authorized to conclude and implement the separation and distribution and to do or procure to be done all such acts and things on behalf of Nielsen and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the separation and distribution with such amendments, modifications, variations or revisions thereto as are not of a material nature.

Vote Required and Board Recommendation

The approval of the Resolution will be proposed as an ordinary resolution and requires the vote of a simple majority of the votes cast at the Nielsen special meeting in person or by proxy.

The Nielsen Board of Directors recommends that you vote “FOR” the Resolution.

SPINCO DIVIDEND POLICY

SpinCo currently intends to retain future earnings to finance and grow its business. As a result, SpinCo does not currently expect to pay any cash dividends. However, SpinCo may decide to declare and pay dividends in the future. All decisions regarding the payment of dividends by SpinCo will be made by the SpinCo Board of Directors and otherwise in accordance with applicable law.

SPINCO CAPITALIZATION

The following table sets forth SpinCo’s capitalization as of June 30, 2020, on a historical basis and on a pro forma basis to give effect to the pro forma adjustments included in the Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo, as if the separation, distribution and related financing transactions had occurred on June 30, 2020.

The capitalization table below is for informational purposes only. It should not be construed to be indicative of SpinCo’s capitalization or financial condition had the separation, distribution and related financing transactions been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had SpinCo operated as a stand-alone public company at that date and is not necessarily indicative of SpinCo’s future capitalization or financial position. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo,” “Selected Historical Financial Data of SpinCo,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo,” and “Combined Financial Statements of SpinCo,” “Unaudited Condensed Combined Financial Statements of SpinCo” and accompanying notes in the “Index to Financial Statements of SpinCo” section of this joint proxy statement/information statement.

As of June 30, 2020
(in millions)	Historical	Pro Forma
Cash
Cash and cash equivalents	$—	$	[	](1)

Capitalization:

Debt Outstanding
Current portion of long-term debt	$—	$	[	](1)
Long-term debt	$—	$	[	](1)

Total indebtedness	$—	$	[	]

Equity
Total equity	$2,059	$	[	]

Total capitalization	$2,059	$	[	]

(1)

SpinCo expects to enter into a debt financing arrangement of $[        ] million aggregate principal amount outstanding offset by anticipated financing fees of approximately $[        ] million, which is primarily intended to finance a cash transfer to Nielsen and support the operating cash flow needs of the SpinCo business. The financing fees are shown as an adjustment to long-term debt. SpinCo plans to transfer $[        ] million of the proceeds to Nielsen in connection with the separation and distribution. SpinCo also intends to enter into a $[        ] million revolving credit facility to be drawn on in the event that our working capital and other cash needs are not supported by our operating cash flow and cash available from the debt financing arrangement, which is not reflected in the capitalization table above. Additionally, the subsidiaries that will be contributed to SpinCo in connection with the separation and distribution are anticipated to have approximately $[        ] million of cash when contributed. The tax effects of the pro forma adjustments are not reflected in total equity above.

SELECTED HISTORICAL FINANCIAL DATA OF SPINCO

The following table presents the selected historical combined financial data for SpinCo. SpinCo derived the selected statement of operations data for the years ended December 31, 2019, 2018 and 2017, and the selected balance sheet data as of December 31, 2019 and 2018, as set forth below, from its audited Combined Financial Statements, which are included in the “Index to Financial Statements of SpinCo” section of this joint proxy statement/information statement. SpinCo derived the selected statement of operations data for the six months ended June 30, 2020 and 2019 and the selected balance sheet data as of June 30, 2020, as set forth below, from its Unaudited Condensed Combined Financial Statements, which are included in the “Index to Financial Statements of SpinCo” section of this joint proxy statement/information statement. SpinCo derived the selected statement of operations data for the years ended December 31, 2016 and 2015 and the selected balance sheet data as of June 30, 2019 and December 31, 2017, 2016 and 2015 from SpinCo’s unaudited underlying financial records, which were derived from the financial records of Nielsen and are not included in this joint proxy statement/information statement.

The historical results do not necessarily indicate the results expected for any future period. You should read the selected historical combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo,” the Combined Financial Statements of SpinCo and Unaudited Condensed Combined Financial Statements of SpinCo, including their respective accompanying notes thereto, included or incorporated by reference elsewhere in this joint proxy statement/information statement. Per share data has not been presented since SpinCo was wholly owned by Nielsen during the periods presented.

	Six Months Ended June 30,		Year Ended December 31,
(in millions of U.S. dollars, unless otherwise indicated)	2020(1)	2019(2)	2019(3)	2018(4)	2017(5)	2016(6)	2015(7)
Statement of Operations Data:
Revenues	$1,402	$1,509	$3,057	$3,138	$3,278	$3,387	$3,428
Depreciation and amortization	140	123	249	212	214	214	215
Operating income/(loss)	(122)	(17)	(985)	(1,424)	216	220	192
Interest expense	—	1	1	2	2	1	1
Net income/(loss)	(126)	10	(896)	(1,437)	182	78	39

	As of June 30,		As of December 31,
(in millions)	2020	2019	2019	2018	2017	2016	2015
Balance Sheet Data:
Total assets	$3,823	$5,085	$3,910	$4,805	$6,293	$6,118	$6,248
Long-term debt including finance leases	14	18	17	20	22	17	10

(1)

Loss for the six months ended June 30, 2020 included $4 million in impairment charges and $63 million in restructuring charges. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo” for the impairment charges.

(2)	Income for the six months ended June 30, 2019 included $26 million in restructuring charges.
(3)

Loss for the year ended December 31, 2019 included $1,004 million in impairment charges, a non-cash expense of $165 million for the settlement of certain pension plans and $50 million in restructuring charges. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo” for the impairment charges. See Note 14 (“Pensions and Other Post-Retirement Benefits”) to the Combined Financial Statements of SpinCo for further discussion on the pension settlement charge.

(4)

Loss for the year ended December 31, 2018 included $1,412 million in impairment charges and $100 million in restructuring charges. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo.”

(5)	Income for the year ended December 31, 2017 included $55 million in restructuring charges.
(6)	Income for the year ended December 31, 2016 included $62 million in restructuring charges.
(7)	Income for the year ended December 31, 2015 included $35 million in restructuring charges.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF SPINCO

The Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo presented below have been derived from the historical Combined Financial Statements of SpinCo and Unaudited Condensed Combined Financial Statements of SpinCo included or incorporated by reference elsewhere in this joint proxy statement/information statement. While the historical Combined Financial Statements and Unaudited Condensed Combined Financial Statements of SpinCo reflect the past financial results of the SpinCo business, this pro forma information gives effect to the separation and distribution, the incurrence of debt and other related transactions outlined below. The pro forma adjustments include but are not limited to:

•

the effect of SpinCo’s anticipated post-separation capital structure, including the incurrence of indebtedness of approximately $[        ] million, the transfer of approximately $[        ] million of cash to Nielsen and the approximately $[        ] million of cash expected to be held by the subsidiaries that will be contributed to SpinCo in connection with the separation and distribution;

•	the distribution of SpinCo’s ordinary shares by Nielsen to its shareholders and the elimination of historical net Parent investment; and

•

the impact of, and transactions contemplated by, the separation agreement and the other transaction agreements to be entered into by Nielsen and SpinCo in connection with the separation and distribution.

It is preliminarily estimated that the separation costs to be incurred during SpinCo’s transition to being a stand-alone public company will be approximately $[        ] million to $[        ] million and will be paid by Nielsen.

The pro forma adjustments are based on available information and assumptions that SpinCo’s management believes are reasonable; however, such adjustments are subject to change as the costs of operating as a stand-alone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo include certain adjustments to give effect to events that are (1) directly attributable to the separation, distribution and related transaction agreements, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on SpinCo, as applicable. With respect to SpinCo, any change in costs or expenses associated with operating as a stand-alone company would constitute projected amounts based on estimates and, therefore, are not factually supportable; as such, the Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo have not been adjusted for any such estimated changes. Only costs that SpinCo’s management have determined to be factually supportable and recurring are included as pro forma adjustments, including the items described above.

The Unaudited Pro Forma Condensed Combined Statements of Operations of SpinCo for the six months ended June 30, 2020 and year ended December 31, 2019 have been prepared as though the separation and distribution occurred on January 1, 2019. The Unaudited Pro Forma Condensed Combined Balance Sheet of SpinCo as of June 30, 2020 has been prepared as though the separation and distribution occurred on June 30, 2020. The Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo are for illustrative purposes only, and do not reflect what SpinCo’s financial position and results of operations would have been had the separation and distribution occurred on the dates indicated and are not necessarily indicative of SpinCo’s future financial position and future results of operations.

The Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo should be read in conjunction with the Combined Financial Statements of SpinCo and Unaudited Condensed Combined Financial Statements of SpinCo and accompanying notes, “SpinCo Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo” included or incorporated by reference elsewhere in this joint proxy statement/information statement. The Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” included or incorporated by reference elsewhere in this joint proxy statement/information statement.

Unaudited Pro Forma Condensed Combined Statement of Operations of SpinCo

For The Six Months Ended June 30, 2020

(in millions, except per share amounts)	Historical	Pro Forma Adjustments			Notes	Pro Forma SpinCo
Revenues	$1,402	$	[	]	(D)	$	[	]

Cost of revenues, exclusive of depreciation and amortization shown separately below	791		[	]	(D)		[	]
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	526		[ [ [	] ] ]	(B) (E) (F)		[	]
Depreciation and amortization	140		[	]			[	]
Impairment of goodwill and other long-lived assets	4		[	]			[	]
Restructuring charges	63		[	]			[	]

Operating income/(loss)	(122)		[	]			[	]

Interest expense	—		[	]	(A)		[	]
Foreign currency exchange transaction gains/(losses), net	—		[	]			[	]
Other income/(expense), net	4		[	]	(L)		[	]

Income/(loss) before income taxes	(118)		[	]			[	]
Benefit/(provision) for income taxes	(8)		[	]	(G)		[	]

Net income/(loss)	$(126)	$	[	]		$	[	]

Pro forma earnings per share:
Basic					(H)	$	[	]

Diluted					(H)	$	[	]

Pro forma weighted average ordinary shares outstanding:
Basic					(H)		[	]

Diluted					(H)		[	]

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo.

Unaudited Pro Forma Condensed Combined Statement of Operations of SpinCo

For The Year Ended December 31, 2019

(in millions, except per share amounts)	Historical	Pro Forma Adjustments			Notes	Pro Forma SpinCo
Revenues	$3,057	$	[	]	(D)	$	[	]

Cost of revenues, exclusive of depreciation and amortization shown separately below	1,653		[	]	(D)		[	]
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	1,086		[ [ [	] ] ]	(B) (E) (F)		[	]
Depreciation and amortization	249		[	]			[	]
Impairment of goodwill and other long-lived assets	1,004		[	]			[	]
Restructuring charges	50		[	]			[	]

Operating income/(loss)	(985)		[	]			[	]

Interest expense	(1)		[	]	(A)		[	]
Foreign currency exchange transaction gains/(losses), net	(1)		[	]			[	]
Other income/(expense), net	(94)		[	]	(L)		[	]

Income/(loss) before income taxes	(1,081)		[	]			[	]
Benefit/(provision) for income taxes	185		[	]	(G)		[	]

Net income/(loss)	$(896)	$	[	]		$	[	]

Pro forma earnings per share:
Basic					(H)	$	[	]

Diluted					(H)	$	[	]

Pro forma weighted average ordinary shares outstanding:
Basic					(H)		[	]

Diluted					(H)		[	]

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo.

Unaudited Pro Forma Condensed Combined Balance Sheet of SpinCo

As of June 30, 2020

(in millions)	Historical	Pro Forma Adjustments			Notes	Pro Forma SpinCo
Assets:
Current assets:
Cash	$—	$	[	]	(C)	$	[	]
Trade and other receivables, net of allowances for doubtful accounts and sales returns of $16 million as of June 30, 2020	660		[	]			[	]
Prepaid expenses and other current assets	171		[	]			[	]

Total current assets	831		[	]			[	]
Non-current assets:
Property, plant and equipment, net	104		[	]			[	]
Operating lease right-of-use asset	157		[	]			[	]
Goodwill	343		[	]			[	]
Other intangible assets, net	2,068		[	]			[	]
Deferred tax assets	195		[	]	(K)		[	]
Other non-current assets	125		[	]			[	]

Total assets	$3,823	$	[	]		$	[	]

Liabilities and equity:
Current liabilities:
Accounts payable and other current liabilities	$594	$	[	]		$	[	]
Deferred revenues	227		[	]			[	]
Current of portion of debt and finance lease obligations	5		[	]	(C)		[	]

Total current liabilities	826		[	]			[	]
Non-current liabilities:
Long-term debt and finance lease obligations	9		[	]	(C)		[	]
Deferred tax liabilities	535		[	]	(K)		[	]
Operating lease liabilities	132		[	]			[	]
Other non-current liabilities	257		[ [	] ]	(K) (M)		[	]

Total liabilities	1,759		[	]			[	]

Equity:
Ordinary shares	—		[	]	(I)		[	]
Capital in excess of par value	—		[ [ [ [	] ] ] ]	(C) (J) (K) (M)		[	]
Net Parent investment	2,392		[	]	(J)		[	]
Accumulated other comprehensive loss, net of income taxes	(333)		[	]			[	]

Total equity	2,059		[	]			[	]
Noncontrolling interests	5		[	]			[	]

Total liabilities, equity and noncontrolling interests	$3,823	$	[	]		$	[	]

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF SPINCO

(A)

Reflects interest expense related to $[        ] million of variable- and fixed-rate indebtedness that SpinCo expects to enter into in connection with the separation and distribution and amortization of anticipated financing fees of $[        ] million to be paid by SpinCo. The expected weighted-average interest rate on the debt is approximately [    ]% per annum, inclusive of the amortization of the anticipated financing fees. SpinCo estimates that interest expense would have been $[        ] million and $[        ] million for the six months ended June 30, 2020 and year ended December 31, 2019, respectively. A change of one-eighth of 1% to the assumed annual interest rate for the variable-rate indebtedness would change interest expense by approximately $[        ] million on an annual basis. SpinCo estimates that amortization of the financing fees would have been $[        ] million and $[        ] million for the six months ended June 30, 2020 and year ended December 31, 2019, respectively. The amount and nature of indebtedness and associated interest and other costs are based upon current estimates which may differ materially from the amounts and terms agreed prior to the separation and distribution.

(B)

Reflects an adjustment to selling, general and administrative expenses, exclusive of depreciation and amortization that removes $[        ] million and $[        ] million of transaction-related costs incurred for the six months ended June 30, 2020 and year ended December 31, 2019, respectively, which are directly related to the separation and distribution. As these costs represent material, nonrecurring costs directly related to the separation and distribution, a pro forma adjustment was performed to reverse the costs.

(C)

Reflects $[        ] million of borrowings expected to be incurred in connection with the separation and distribution offset by anticipated financing fees to be paid by SpinCo of $[        ] million. The financing fees related to the debt are shown as an adjustment to long-term debt. SpinCo plans to transfer $[        ] million of the proceeds to Nielsen in connection with the separation and distribution. SpinCo also intends to enter into a $[        ] million revolving credit facility to support our business post separation and distribution. Additionally, the subsidiaries that will be contributed to SpinCo are anticipated to have approximately $[        ] million of cash when contributed.

(D)

Reflects the revenue to be earned and expenses to be incurred by SpinCo for the data and services to be provided to Nielsen and the data to be obtained from Nielsen, respectively, under the master services agreement. The master services agreement will provide for the mutual licensing of data and the provision of certain services by SpinCo to Nielsen. The master services agreement is intended to enable the parties and their respective subsidiaries to continue using certain data and services in the operation of their businesses after the separation and distribution. The agreed-upon fees for the licensed data and the related services are generally intended to (i) allow the providing party to recover all costs and expenses of providing such services or licensing such data plus a mark-up over those costs and expenses or (ii) provide for a profit-sharing approach, in both cases so that the data and services will be provided on an arm’s-length basis. The pro forma adjustments for the revenue to be earned and expenses to be incurred by SpinCo are based on historical experience with the relevant data to be licensed and services to be provided, along with the retrospective application of agreed-upon pricing models as described above.

(E)

Reflects the income to be earned and expenses to be incurred by SpinCo for the services to be provided to Nielsen and obtained from Nielsen, respectively, on an interim, transitional basis under the transition services agreement by and between Nielsen and SpinCo. The services to be provided under the transition services agreement relate primarily to technology functions such as infrastructure and cybersecurity. The agreed-upon charges for such services are generally intended to allow the service provider to recover all costs and expenses of providing such services. The transition services agreement will terminate on the date on which the service provider no longer has any obligation to provide any service under the transition services agreement. The service recipient generally may terminate a particular service prior to the scheduled expiration date, subject generally to a minimum notice period of thirty (30) calendar days.

(F)

Reflects the net of the income to be earned and expenses to be incurred by SpinCo for the subleased properties to be provided to and by Nielsen, respectively. The pro forma adjustment is based on historical costs incurred at each relevant property and charges the prospective sublessee according to its pro rata utilization of the space.

(G)

Reflects the tax effects of the pro forma adjustments to pre-tax book income at the applicable statutory income tax rates in the respective jurisdictions. The effective tax rate of SpinCo could be different (either higher or lower) depending on activities subsequent to the distribution.

(H)

The number of SpinCo ordinary shares used to compute basic earnings per share for the six months ended June 30, 2020 and year ended December 31, 2019, is based on the number of Nielsen ordinary shares outstanding on June 30, 2020 and December 31, 2019, respectively, assuming a distribution ratio of [            ] ordinary shares of SpinCo for every [            ] ordinary share of Nielsen. The number of Nielsen ordinary shares used to determine the assumed distribution reflects the Nielsen ordinary shares outstanding as of the balance sheet date, which is the most current information as of the date of those financial statements. While the actual future impact of potential dilution from SpinCo ordinary shares related to equity awards granted to SpinCo’s employees under Nielsen’s share-based plans will depend on various factors, pro forma diluted shares outstanding were not adjusted as SpinCo does not currently have an estimate of the future dilutive impact.

(I)

Reflects [            ] ordinary shares with a par value of €0.01 per share. This number of ordinary shares is based on the number of Nielsen ordinary shares outstanding as of June 30, 2020 and an expected distribution ratio of [            ] ordinary shares of SpinCo for every [            ] ordinary shares of Nielsen.

(J)	Represents the elimination of net Parent investment and adjustments to capital in excess of par value.

(K)

Reflects the tax effects of pro forma adjustments on tax-sensitive assets and liabilities based on the applicable statutory income tax rates in the respective jurisdictions. Further, it reflects adjustments to (i) net operating loss carryforwards which will not transfer with SpinCo upon the separation and distribution and (ii) uncertain tax positions for which Nielsen will continue to be legally liable upon the separation and distribution.

(L)

Reflects the removal of pension plan and other post-retirement employee benefit plan charges incurred during the historical periods for plans that will remain with Nielsen per the employee matters agreement. These plans were accounted for as both multi-employer and single-employer plans of SpinCo within the Combined Financial Statements of SpinCo. This results in an adjustment to Other income/(expense), net of $[        ] million for the year ended December 31, 2019 and $[        ] million for the six months ended June 30, 2020.

(M)

Reflects the true-up for the portion of certain non-U.S. defined benefit pension and other post-retirement employee benefit plans that will be legally separated and created as new plans to be assumed by SpinCo, as well as plans where Nielsen will retain the full liability, per the employee matters agreement. On a carve-out basis, these plans were accounted for as single-employer plans of SpinCo within the Combined Financial Statements of SpinCo. Accordingly, the liability for these plans is expected to be reduced by $[        ] million to reflect only SpinCo’s portion of certain plans based on employees of SpinCo and to reflect plans where Nielsen will retain the full liability. The benefit plan expenses associated with these pension obligations were previously recognized by SpinCo, including a cross-charge to Nielsen for their participation in the plans, within the Combined Statement of Operations.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF NIELSEN

The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen presented below have been derived from the historical Consolidated Financial Statements of Nielsen included or incorporated by reference elsewhere in this joint proxy statement/information statement. While the historical Consolidated Financial Statements of Nielsen reflect the past financial results of the Nielsen business, this pro forma information gives effect to the separation and distribution. The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen should be read in conjunction with the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen. The pro forma adjustments to reflect the separation and distribution include but are not limited to:

•

the separation of the operations, assets (including the equity interests of certain subsidiaries) and liabilities related to Nielsen’s Global Connect business from Nielsen and the transfer of those assets (including the equity interests of certain subsidiaries) and liabilities to SpinCo;

•

the impact of, and transactions contemplated by, the separation agreement and the other transaction agreements to be entered into by Nielsen and SpinCo in connection with the separation and distribution; and

•

the effect of Nielsen’s anticipated capital structure after the separation and distribution, including the retirement of approximately $1,000 million of debt with the debt financing proceeds transferred from SpinCo in connection with the separation and distribution.

The pro forma adjustments reflected below are based on available information and assumptions that Nielsen’s management believes are reasonable. However, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen include certain adjustments to give effect to events that are (1) directly attributable to the separation, distribution and related transaction agreements, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on Nielsen, as applicable. The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen do not reflect future events that may occur after the separation and distribution, including any restructuring activities or the tax impacts of such transactions.

The Unaudited Pro Forma Condensed Consolidated Statements of Operations of Nielsen for the fiscal years ended December 31, 2019 and December 31, 2018 and six month period ended June 30, 2020 have been prepared as though the separation and distribution occurred on January 1, 2018. The Unaudited Pro Forma Condensed Consolidated Balance Sheet of Nielsen as of June 30, 2020 has been prepared as though the separation and distribution occurred on June 30, 2020. The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen are for illustrative purposes only, do not reflect what Nielsen’s financial position and results of operations would have been had the separation and distribution occurred on the dates indicated, are not necessarily indicative of Nielsen’s future financial position and future results of operations and do not reflect all actions that may be taken by Nielsen after the separation and distribution.

The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen were derived from and should be read in conjunction with Nielsen’s historical financial information incorporated by reference into this joint proxy statement/information statement. The Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” included or incorporated by reference elsewhere in this joint proxy statement/information statement.

Unaudited Pro Forma Condensed Consolidated Statement of Operations of Nielsen

For The Six Months Ended June 30, 2020

(in millions, except per share amounts)	Historical	Disposition of Global Connect Business (A)	Pro Forma Adjustments			Notes	Pro Forma Nielsen
Revenues	$3,055	$(1,402)	$	[	]	(C)	$	[	]

Cost of revenues, exclusive of depreciation and amortization shown separately below	1,385	(759)		[	]	(C)		[	]
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	966	(597)		[ [	] ]	(B) (D)		[	]
Depreciation and amortization	438	(156)		[	]			[	]
Impairment of goodwill and other long-lived assets	45	(4)		[	]			[	]
Restructuring charges	95	(63)		[	]			[	]

Operating income/(loss)	126	177		[	]			[	]

Interest income	1	—		[	]			[	]
Interest expense	(185)	21		[	]			[	]
Foreign currency exchange transaction gains/(losses), net	(3)	—		[	]			[	]
Other income/(expense), net	(5)	(2)		[	]	(E)		[	]

Income/(loss) from continuing operations before income taxes	(66)	196		[	]			[	]
Benefit/(provision) for income taxes	27	(70)		[	]	(F)		[	]

Net income/(loss) from continuing operations	(39)	126		[	]			[	]
Net income/(loss) from continuing operations attributable to noncontrolling interests	9	(1)		[	]			[	]

Net income/(loss) from continuing operations attributable to Nielsen shareholders	$(48)	$127	$	[	]		$	[	]

Net income/(loss) per share of common stock, basic
Net income/(loss) attributable to Nielsen shareholders	$(0.13)						$	[	]
Net income/(loss) per share of common stock, diluted
Net income/(loss) attributable to Nielsen shareholders	$(0.13)						$	[	]
Weighted-average shares of common stock outstanding, basic	356,532,069							356,532,069
Dilutive shares of common stock	—							[	]

Weighted-average shares of common stock outstanding, diluted	356,532,069							[	]

Refer to accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen

Unaudited Pro Forma Condensed Consolidated Statement of Operations of Nielsen

For The Year Ended December 31, 2019

(in millions, except per share amounts)	Historical	Disposition of Global Connect Business (A)	Pro Forma Adjustments			Notes	Pro Forma Nielsen
Revenues	$6,498	$(3,057)	$	[	]	(C)	$	[	]

Cost of revenues, exclusive of depreciation and amortization shown separately below	2,822	(1,632)		[	]	(C)		[	]
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	1,929	(1,051)		[ [	] ]	(B) (D)		[	]
Depreciation and amortization	756	(293)		[	]			[	]
Impairment of goodwill and other long-lived assets	1,004	(1,004)		[	]			[	]
Restructuring charges	80	(50)		[	]			[	]

Operating income/(loss)	(93)	973		[	]			[	]

Interest income	6	—		[	]			[	]
Interest expense	(397)	46		[	]			[	]
Foreign currency exchange transaction gains/(losses), net	(10)	1		[	]			[	]
Other income/(expense), net	(169)	92		[	]	(E)		[	]

Income/(loss) from continuing operations before income taxes	(663)	1,112		[	]			[	]
Benefit/(provision) for income taxes	260	(93)		[	]	(F)		[	]

Net income/(loss) from continuing operations	(403)	1,019		[	]			[	]
Net income/(loss) from continuing operations attributable to noncontrolling interests	12	—		[	]			[	]

Net income/(loss) from continuing operations attributable to Nielsen shareholders	$(415)	$1,019	$	[	]		$	[	]

Net income/(loss) per share of common stock, basic
Net income/(loss) attributable to Nielsen shareholders	$(1.17)						$	[	]
Net income/(loss) per share of common stock, diluted
Net income/(loss) attributable to Nielsen shareholders	$(1.17)						$	[	]
Weighted-average shares of common stock outstanding, basic	355,731,862							355,731,862
Dilutive shares of common stock	—							[	]

Weighted-average shares of common stock outstanding, diluted	355,731,862							[	]

Refer to accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen

Unaudited Pro Forma Condensed Consolidated Statement of Operations of Nielsen

For The Year Ended December 31, 2018

(in millions, except per share amounts)	Historical	Disposition of Global Connect Business (A)	Pro Forma Adjustments			Notes		Pro Forma Nielsen
Revenues	$6,515	$(3,138)	$	[	]	(C	)	$	[	]

Cost of revenues, exclusive of depreciation and amortization shown separately below	2,805	(1,578)		[	]	(C	)		[	]
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	1,958	(1,183)		[ [	] ]	(B (D	) )		[	]
Depreciation and amortization	675	(245)		[	]				[	]
Impairment of goodwill and other long-lived assets	1,413	(1,412)		[	]				[	]
Restructuring charges	139	(100)		[	]				[	]

Operating income/(loss)	(475)	1,380		[	]				[	]

Interest income	8	—		[	]				[	]
Interest expense	(394)	48		[	]				[	]
Foreign currency exchange transaction gains/(losses), net	(16)	(1)		[	]				[	]
Other income/(expense), net	(5)	(5)		[	]	(E	)		[	]

Income/(loss) from continuing operations before income taxes	(882)	1,422		[	]				[	]
Benefit/(provision) for income taxes	182	199		[	]	(F	)		[	]

Net income/(loss) from continuing operations	(700)	1,621		[	]				[	]
Net income/(loss) from continuing operations attributable to noncontrolling interests	12	(1)		[	]				[	]

Net income/(loss) from continuing operations attributable to Nielsen shareholders	$(712)	$1,622	$	[	]			$	[	]

Net income/(loss) per share of common stock, basic
Net income/(loss) attributable to Nielsen shareholders	$(2.00)							$	[	]
Net income/(loss) per share of common stock, diluted
Net income/(loss) attributable to Nielsen shareholders	$(2.00)							$	[	]
Weighted-average shares of common stock outstanding, basic	355,601,564								355,601,564
Dilutive shares of common stock	—								[	]

Weighted-average shares of common stock outstanding, diluted	355,601,564								[	]

Refer to accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen

Unaudited Pro Forma Condensed Consolidated Balance Sheet of Nielsen

As of June 30, 2020

(in millions)	Historical	Disposition of Global Connect Business (A)	Pro Forma Adjustments			Notes	Pro Forma Nielsen
Assets:
Current assets
Cash and cash equivalents	$438	$—	$	[	]		$	[	]
Trade and other receivables, net of allowances for doubtful accounts and sales returns	1,131	(660)		[	]			[	]
Prepaid expenses and other current assets	504	(205)		[	]			[	]

Total current assets	2,073	(865)		[	]			[	]
Non-current assets
Property, plant and equipment, net	402	(159)		[	]			[	]
Operating lease right-of-use asset	377	(209)		[	]			[	]
Goodwill	5,984	(343)		[	]			[	]
Other intangible assets, net	4,698	(854)		[	]			[	]
Deferred tax assets	276	(241)		[	]	(G)		[	]
Other non-current assets	312	(123)		[	]			[	]

Total assets	$14,122	$(2,794)	$	[	]		$	[	]

Liabilities and equity:
Current liabilities
Accounts payable and other current liabilities	$1,100	$(596)	$	[	]		$	[	]
Deferred revenues	361	(227)		[	]			[	]
Income tax liabilities	—	10		[	]			[	]
Current portion of long-term debt, finance lease obligations and short-term borrowings	291	(16)		[	]			[	]

Total current liabilities	1,752	(829)		[	]			[	]
Non-current Liabilities:
Long-term debt and finance lease obligations	8,130	(1,024)		[	]			[	]
Deferred tax liabilities	1,016	(322)		[	]	(G)		[	]
Operating lease liabilities	372	(216)		[	]			[	]
				[	]	(E)
Other non-current liabilities	645	(223)		[	]	(G)		[	]

Total liabilities	11,915	(2,614)		[	]			[	]

Equity:
				[	]	(E)
Nielsen shareholders’ equity	2,021	(175)		[	]	(G)		[	]
Noncontrolling interests	186	(5)		[	]			[	]

Total equity	2,207	(180)		[	]			[	]

Total liabilities and equity	$14,122	$(2,794)	$	[	]		$	[	]

Refer to accompanying Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements of Nielsen

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS OF NIELSEN

(A)

Reflects the separation of the operations, assets, liabilities and equity of Nielsen’s Global Connect business in accordance with ASC 205, Discontinued Operations. This also includes transaction costs specific to the separation and distribution of $2 million, $0 million and $61 million for the years ended December 31, 2019 and 2018 and six month period ended June 30, 2020, respectively.

This also reflects a reduction of $1,000 million in long-term debt to bring the total debt level to $7,299 million expected at the completion of the separation and distribution from the receipt of approximately $1,000 million of cash transferred from SpinCo. Interest expense decreased by $44 million, $47 million and $20 million for the years ended 2019 and 2018 and six months ended June 30, 2020, respectively. The decrease in interest expense for the reduction in debt was calculated utilizing the weighted-average interest rate of Nielsen’s outstanding debt as of June 30, 2020, December 31, 2019 and December 31, 2018, respectively. The anticipated post-separation debt balance was determined based on internal capital planning and considered the following factors and assumptions: anticipated business plans, operating activities, general economic conditions and certain contingencies, optimal debt levels and desired financial capacity.

(B)

Reflects the net of the income to be earned and expenses to be incurred by Nielsen for the subleased properties to be provided to and by SpinCo, respectively. The pro forma adjustment is based on historical costs incurred at each relevant property and charges the prospective sublessee according to its pro rata utilization of the space.

(C)

Reflects the revenue to be earned and expenses to be incurred by Nielsen for the data to be provided to SpinCo and the data and services to be obtained from SpinCo, respectively, under the master services agreement. The master services agreement will provide for the mutual licensing of data and the provision of certain services by SpinCo to Nielsen. The master services agreement is intended to enable the parties and their respective subsidiaries to continue using certain data and services in the operation of their businesses after the separation and distribution. The agreed-upon fees for the licensed data and the related services are generally intended to (i) allow the providing party to recover all costs and expenses of providing such services or licensing such data plus a mark-up over those costs and expenses or (ii) provide for a profit-sharing approach, in both cases so that the data and services will be provided on an arm’s-length basis. The pro forma adjustments for the revenue to be earned and expenses to be incurred by Nielsen are based on historical experience with the relevant data to be licensed and services to be provided, along with the retrospective application of agreed-upon pricing models as described above.

(D)

Reflects the income to be earned and expenses to be incurred by Nielsen for the services to be provided to SpinCo and obtained from SpinCo, respectively, on an interim, transitional basis under the transition services agreement by and between Nielsen and SpinCo. The services to be provided under the transition services agreement relate primarily to technology functions such as infrastructure and cybersecurity. The agreed-upon charges for such services are generally intended to allow the service provider to recover all costs and expenses of providing such services. The transition services agreement will terminate on the date on which the service provider no longer has any obligation to provide any service under the transition services agreement. The service recipient generally may terminate a particular service prior to the scheduled expiration date, subject generally to a minimum notice period of thirty (30) calendar days.

(E)

Reflects an adjustment to liabilities in certain non-U.S. defined benefit pension and other post-retirement employee benefit plans that are predominantly SpinCo-related but include certain Nielsen employees whose liabilities will be retained by Nielsen after the separation and distribution in accordance with the terms of the employee matters agreement. Accordingly, Nielsen’s liability for these plans is expected to increase by $[    ] million to reflect only Nielsen’s portion of the plans based on employees of Nielsen after the legal separation of the plans. Nielsen’s expense for these plans is expected to increase by $[    ] million, $[    ] million and $[    ] million within Other income/(expense) for the years ended December 31, 2019 and 2018 and the six month period ended June 30, 2020, respectively.

(F)

Reflects the tax effects of the pro forma adjustments to pre-tax book income at the applicable statutory income tax rates in the respective jurisdictions. Income tax related adjustments represent current estimates on a discontinued operations basis which could materially change as Nielsen finalizes its discontinued operations accounting to be reported in future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K post-separation.

(G)

Reflects a $[    ] million decrease to deferred tax assets for net operating loss carryforwards and tax reserves that will be transferred to SpinCo upon the separation and distribution. Reflects a $[    ] million increase to deferred tax liabilities for U.S. federal and certain foreign net operating loss carryforwards that will be transferred to SpinCo upon the spin-off.

SPINCO BUSINESS

Overview

SpinCo is a global data analytics and measurement company, with a broad geographic presence in approximately 100 countries and services covering approximately 90% of the world’s population, according to population estimates published by the United Nations. Through its measurement, SpinCo believes that it has the best and most comprehensive understanding of the world’s consumer. SpinCo takes this understanding and delivers trusted data, advanced solutions and essential insights to manufacturers and retailers, so they can make more informed marketing and merchandising decisions. SpinCo’s information on consumer behavior allows its retail and CPG clients to quickly identify opportunities for growth, reduce inefficiencies and strengthen their position in the marketplace. SpinCo invented the concept of market share when, in 1935, its auditors first surveyed store shelves to determine sales patterns, and SpinCo builds upon that industry-defining innovation today.

SpinCo provides these trusted technology-driven products and services to over 20,000 clients:

•

Retail Measurement: SpinCo combines detailed sales data with online and offline partner data, in-house expertise and the latest technology to produce the most accurate view of the marketplace. Clients across nearly every retail industry use SpinCo’s information and insights to make manufacturing, marketing, distribution and sales decisions.

•

Consumer Panel Measurement: SpinCo’s consumer panels collect data from more than 250,000 household panelists across 24 countries, using a combination of in-home scanners and mobile applications to record purchases, to help its clients understand consumer purchasing trends.

•

Analytics: SpinCo’s Connect platform provides a growing selection of automated consumer intelligence and actionable insights that help clients identify unmet consumer needs, improve workflow and make smarter decisions throughout their development and marketing cycles.

•

Loyalty: A global leader in loyalty data processing, SpinCo allows its retail clients to understand and act on consumer data sets. SpinCo’s technology also allows retailers to easily share customer data and analytics with their manufacturer partners for mutual growth.

•

Advisory Services: SpinCo provides its clients with a suite of customized research services as well as consumer and industry studies to better understand consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing and marketing mix.

SpinCo has two major product offerings: Measure and Predict/Activate. The Measure product offering consists of SpinCo’s Retail Measurement and Consumer Panel Measurement products, and the Predict/Activate product offering includes Analytics, Loyalty and Advisory Services products. SpinCo presents these operations in the Combined Financial Statements of SpinCo in one reportable segment.

SpinCo holds leading positions in all major developed markets, as well as emerging markets, including China, India, Russia and Latin America. In 2019, 62% of SpinCo’s revenues came from developed markets and 38% came from emerging markets.

The material terms of SpinCo’s client agreements vary between its Measure product offering and its Predict/Activate product offering.

Approximately 80% of SpinCo’s Measure revenue pertains to continuous services with long-cycle contracts. Of these long-cycle contracts, approximately 60% are multi-year contracts of between three to five years, approximately 30% are annual and approximately 10% are perpetual or evergreen, in each case with high contract renewal rates. Subject to certain customary exceptions, such multi-year and annual contracts are generally only terminable by either party for cause. The perpetual and evergreen contracts are generally terminable for convenience (without any termination fees) upon prior notice. The remaining approximately 20% of SpinCo’s Measure revenue corresponds to short-term, ad hoc services (generally less than 12 months in duration) with short-cycle contracts and varying termination rights.

Approximately 70% of SpinCo’s Predict/Activate revenue pertains to short-term, ad hoc services (generally less than 12 months in duration) with short-cycle contracts. The remaining approximately 30% pertain to long-cycle services with a duration of 12 months or more. In SpinCo’s Predict/Activate contracts (across both long-cycle and short-cycle contracts), clients typically may terminate their contracts for convenience (with varying notice requirements) but must either pay a termination fee to SpinCo and/or compensate SpinCo for the value of the work it performed prior to such termination.

Across all of its revenue streams, SpinCo’s pricing is generally based on standard rate cards, which are generally updated annually. Furthermore, in multiple markets, SpinCo’s long-cycle contracts across its Measure revenue stream generally permit SpinCo to automatically adjust the contract price annually to account for changes in consumer price indices.

At the beginning of each year, approximately 60% of SpinCo’s revenue base for the upcoming year is typically committed under existing client agreements. SpinCo’s top five clients represented approximately 16% of its revenues for the year ended December 31, 2019, and the average length of relationship with these clients is over 30 years. No single client accounted for 5% or more of SpinCo’s revenues in 2019. Subscription revenue made up approximately 60% of SpinCo’s revenue for the year ended December 31, 2019, and non-subscription revenue represented approximately 40%.

SpinCo’s investments in developing markets with a rising middle class, as well as its trusted reputation and breadth of solutions make it particularly suited to take advantage of future growth opportunities in consumer behavior measurement. SpinCo invested approximately $14 million in 2019 to grow its business in emerging markets, including increasing the breadth and depth of its retail measurement services business and its data-sharing partnerships with retailers in those markets. Also, in 2019, SpinCo acquired a leading retail measurement services business in Latin America, which expanded SpinCo’s retail measurement footprint in the region and also enabled SpinCo to strengthen its partnerships with retailers in the region.

Strengths

Demographic and social shifts are constantly altering consumer preferences, causing companies to reevaluate their marketing strategies. Rapid population growth creates new consumer groups, the availability of brand information creates new consumer values and e-commerce expansion drives the need for companies to reshape the online experience for their customers.

Brands looking to take advantage of these opportunities face fragmentation and competition from local businesses, e-commerce players and discount retailers. In addition, the sheer amount of consumer information available online makes it increasingly difficult for companies to pinpoint the insights they need.

This presents an opportunity for SpinCo to help companies manage, integrate and analyze large amounts of information, and quickly extract meaningful, real-time insights that lead to growth. Clients look to SpinCo for precise, actionable consumer behavior data, so that they can create the ideal products and marketing strategies for the marketplace today.

SpinCo has the largest, most comprehensive data set in the CPG and retail industries. This asset, in addition to SpinCo’s investments in data science, machine learning and artificial intelligence and the other strengths described below, perfectly position SpinCo to take on the challenges of the market today.

•	Global Scale: SpinCo’s information and insights about consumers cover approximately 90% of the global population, according to population estimates published by the United Nations. SpinCo tracks billions of transactions per month in approximately 100 countries around the world. This global presence gives clients a clear understanding of consumer needs, so they can sell to each market more effectively.

•

Strong, Diversified Client Relationships: SpinCo’s long-standing partnerships and client contracts with high renewal rates provide both a foundation for revenue and a platform for growth. Many of the world’s largest brands, including The Coca-Cola Company, Nestle S.A., Unilever and The Procter & Gamble Company, as well as leading retail chains like Tesco plc, Walgreens and Walmart and online retailers like JD.com, use SpinCo as their information and analytics provider. In addition, due to SpinCo’s presence in emerging markets, it has cultivated strong relationships with local market leaders that can benefit from SpinCo’s services as they expand.

•

Scalable Operating Model: SpinCo’s operating model allows it to scale its services and solutions across clients, markets and geographies rapidly and efficiently, to achieve high-quality outcomes in a cost-efficient manner. SpinCo’s flexible architecture also enables clients to use its technology and solutions on their own platforms. It also enables SpinCo to incorporate third-party data, giving it a greater view of the global marketplace.

•

Enhanced Data Assets and Data Measurement Services: SpinCo continues to enhance its core competency in measurement science by improving research approaches and investing in new methodologies. SpinCo has also invested significantly in its data architecture to enable the integration of distinct large-scale census data sets including those owned by third parties. SpinCo believes that its expertise, established standards and increasingly granular and comprehensive data assets provide it with a distinct advantage as it delivers more precise insights to its clients.

•

Innovation: While technology is changing the consumer’s path to purchase, SpinCo helps its clients navigate this changing landscape and answer critical questions through the innovative Connect platform. The Connect platform is a unique, open and cloud-based platform that allows SpinCo’s clients to quickly identify sales trends and inform everyday decisions around innovation, distribution, price, promotion and media. Both retailers and manufacturers have access to the Connect platform, enabling a high degree of collaboration. SpinCo has also further enhanced its information and analytics delivery platform to enable the management of consumer loyalty programs for retail clients. SpinCo’s e-commerce measurement solution, a combination of SpinCo’s retail data partners, consumer-sourced data and advanced analytics, will provide the industry a clear view of the “Total Consumer.” Today, SpinCo offers online measurement and analytic services via its Connect platform in over 30 major markets across the globe, with plans to expand to all markets where consumers have the ability to shop online.

Services and Solutions

Consumers have access to more product and pricing information than ever before. Assets that were previously a competitive advantage for CPG companies, like global reach and physical stores, can turn into liabilities that hamper their ability to compete with new models.

But the technology that underpins these changes also holds opportunities. Harnessing this mass of data demands new approaches and connectivity.

To help clients meet these challenges, SpinCo developed the Connect platform to link SpinCo’s data with powerful analytics that drive built-in applications. With these applications, clients can see how they are performing against competitors, measure internal objectives across products and markets, test how marketing moves may affect sales and schedule improvements to their workflow, all made possible by the platform’s defining characteristics:

•	Open: The Connect platform integrates data from any source, extracts data to be used in other systems and keeps SpinCo’s team connected and in-synch.

•	Simple: Intuitive design and alerts makes the platform simple to use while focusing on the user’s key performance indicators.

•	Flexible: Utilities in the platform allow clients to enrich data, produce customized views and plug in their own tools and applications.

•

Actionable: The Connect platform supports an ecosystem of applications developed by SpinCo and its partners, so that clients can focus on execution. Guided workflows make collaboration across teams quicker and smoother.

This allows SpinCo to provide clients “one truth” through integrated data, access to analytics that inform everyday decisions and valuable consumer insights across all channels of trade, resulting in profitable growth.

SpinCo’s analytical solutions allow clients to identify consumer demands, improve workflow, manage their supply chain, drive merchandising effectiveness and identify operational efficiencies, making their marketing expenses, like pricing and promotion, more efficient and effective.

Retail Measurement

SpinCo is a pioneer and innovator in global retail measurement services. SpinCo invented the concept of market share when, in 1935, its auditors first surveyed store shelves to determine sales patterns, and SpinCo builds upon that industry-defining innovation today. SpinCo’s global retail measurement services provide information on market share and competitive sales volumes, as well as insights into activities such as distribution, pricing, merchandising and promotion across all trades and channels, including e-commerce and omni-channel measurement. By combining this information with SpinCo’s professional consultative services and in-house expertise, including world-class data science and granular location reference data, SpinCo produces insights that help its clients make better manufacturing, marketing, distribution and sales decisions, and grow their market share.

A signature aspect of SpinCo’s retail measurement service is its use of data-sharing partnerships with retailers. SpinCo receives sales information from stores using electronic point-of-sale transactions to augment its data, and, in return, the organizations gain access to SpinCo’s advanced retail solutions and software. This is especially useful in emerging markets where electronic sales information is unavailable or limited.

SpinCo’s stringent quality control systems validate and confirm source data for all information SpinCo collects. This data is then processed into databases that allow clients to query information, conduct customized analysis and generate reports that help them make smarter decisions around assortment, pricing and promotion.

Consumer Panel Measurement

SpinCo collects data from more than 250,000 household panelists across 24 countries, using a combination of in-home scanners and mobile applications to record purchases from each shopping trip. Each household is an individual “panelist” and data received from household panelists undergoes a quality control process, including universal product code verification and validation, before being processed into databases. These global panels help clients understand consumer purchasing variables and gain insights into shopper behavior, such as repeat purchases, brand loyalty and customer segmentation.

SpinCo’s services extend beyond the offline household purchase dynamics described above into online purchases. In addition to its household panelists, SpinCo also maintains a digitally native 100,000 member omni-shopper panel collecting purchase confirmation at the individual consumer level across both the offline and online worlds within one panel.

Analytics

SpinCo provides a wide selection of real-time, automated consumer intelligence and analytical services that help clients make smarter business decisions throughout their product development and marketing cycles. SpinCo draws actionable insights from retail and consumer panel data sets, online behavioral information and a variety of other data sets, including product and store reference data.

SpinCo’s demand-driven approach allows clients to identify unmet consumer needs and develop products to match them. SpinCo’s intelligence informs client decisions on marketing spend and helps them reach the consumer along their path to purchase. These services are delivered globally, leveraging technology to produce the data, models and applications to help simulate, plan, and execute decisions. SpinCo also connects its data to a series of third-party partners via its Connect Partner Network.

Loyalty

SpinCo is a global leader in loyalty data processing that enables clients to understand and activate on their consumer data sets through personalization, promotion, pricing, assortment and analytics. SpinCo significantly increased these capabilities through its acquisition of Precima, Inc. in January 2020, the world’s leader in loyalty offerings for retailers and first-party data owners.

SpinCo engages Precima, Inc. clients in performance-based commitments, which guarantee results in critical areas, such as system performance, delivery dates and technology enhancements. Additionally, these offerings allow retailers to share valuable customer data and analytics with manufacturing partners for purposes of mutual growth.

Advisory Services

SpinCo provides its clients with a suite of customized research services as well as consumer and industry studies to better understand consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing and marketing mix. SpinCo also provides sales forecasts for new products and product restages across a number of industries, particularly in the CPG field. SpinCo’s clients use this information to evaluate the sales potential of new products, identify potential customers, forecast sales volume and refine concept design and communication.

Strategies

SpinCo’s growth strategy includes the following key elements:

Continued growth in emerging markets

SpinCo’s relationships with top, multi-national CPG companies make it vital for SpinCo to respond to client demands, often where population growth is most occurring. Clients expect SpinCo to expand coverage and services in emerging markets, where growth is most rapid. Increasing coverage in hard-to-reach channels, while increasing penetration among local clients who have never used market research data, will be a continued focus for SpinCo.

Continue to attract new clients and expand existing relationships

The Connect platform democratizes SpinCo’s existing data sets to users across existing and new client bases. SpinCo has various opportunities to enter into near adjacent fields and is developing plans to do so. For existing clients, casual users now have access to intuitive, self-serve data and analytics. More technical, advanced users can also leverage SpinCo’s capabilities to internally develop new solutions unique to their own data enrichment and modeling needs. New clients now have a user-friendly entry point to experience the benefits that market research can bring to their business.

Continue to develop innovative services

Investments will focus on SpinCo’s pursuit of 100% coverage, winning with retail and dramatically expanding analytic capabilities. Innovations in coverage will focus on filling blind spots with the help of SpinCo’s retail data partners, and expanding SpinCo’s omni-channel and e-commerce coverage. SpinCo will further expand its product suite for retailer and supplier collaborative needs, opening up new loyalty cases, and deepening retail analytics programs that increase SpinCo’s clients’ return on investment. Expanding SpinCo’s analytics solutions will require moving towards predictions and return on investment capabilities across product availability, placement, price and promotion.

Continue to pursue strategic acquisitions

SpinCo’s strategic acquisitions will focus on accelerating profitable growth in coverage for existing or new markets, differentiating or complementing SpinCo’s core measurement business and speeding up SpinCo’s product roadmap. These three pillars all serve to increase SpinCo’s relevance with clients, and uncover growth for them at a more rapid rate than they could achieve themselves.

Technology

SpinCo operates with an extensive data and technology infrastructure utilizing six primary data centers in three countries around the world. SpinCo also uses Amazon Web Services from Amazon and Azure from Microsoft for cloud-based infrastructure. SpinCo’s global database has the capacity to house an unlimited amount of information, processing approximately 1,500 billion purchasing data points each month in 2019. SpinCo’s technology infrastructure plays an instrumental role in meeting service commitments to global clients and allows SpinCo to quickly scale its services across practice areas and geographies. SpinCo’s Connect platform utilizes an open approach that facilitates integration of distinct data sets, interoperability with client data and technology, and partnerships with leading technology companies and other technology providers.

Intellectual Property

SpinCo’s patents, trademarks, trade secrets, copyrights and other intellectual property, taken as a whole, are important assets that afford protection to its business. To ensure that SpinCo protects and preserves certain proprietary aspects of its technology, it controls and limits access to its proprietary technology. SpinCo’s employees and consultants enter into confidentiality, non-disclosure and invention assignment agreements with SpinCo. SpinCo protects its rights to proprietary technology and confidential information in its business arrangements with third parties through confidentiality and other intellectual property and business agreements.

Currently, SpinCo does not face major barriers to its operations from patents owned by third parties. However, because SpinCo operates a well-known retail measurement service with major customers, it does defend patent litigation, from time to time, brought primarily by non-practicing entities, as opposed to marketplace competitors. SpinCo has sought patent protection in certain instances; however, SpinCo does not consider any individual patent to be material to its business as a whole. Of greater importance to SpinCo’s overall business are the federal, international and state trademark registrations and applications that protect, along with its common law rights, SpinCo’s brands, certain of which are long-standing and well known. In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into a non-exclusive, royalty-free license from Nielsen to SpinCo to use certain trademarks, service marks and trade names, including the Nielsen brand, for a period of time. SpinCo also owns a large number of copyrights with respect to its proprietary data sets, none of which individually is material to the business as a whole. SpinCo maintains certain licensing and data sharing relationships with third-party content providers that allow it to produce the particular mix of data it provides to its customers in its markets. Other than the foregoing and commercially available software licenses, SpinCo does not believe that any of its licenses to third-party intellectual property are material to its business as a whole.

Competition

There is no single competitor that offers all of the services SpinCo offers in all of the markets in which it offers them. SpinCo has many competitors worldwide that offer some of the services SpinCo provides in selected markets. While SpinCo maintains leading positions in many markets in which it operates, SpinCo’s future success will depend on its ability to enhance and expand its suite of services, provide reliable and accurate measurement solutions and related information, drive innovation that anticipates and responds to emerging client needs, strengthen and expand its geographic footprint, and protect consumer privacy. See “Risk Factors—Risks Related to SpinCo’s Business.” SpinCo believes its global presence and integrated portfolio of services are key assets in its ability to effectively compete in the marketplace.

While SpinCo does not have one global competitor, it faces numerous competitors in different markets throughout the world. Such competitors include companies specializing in marketing research, in-house research departments of manufacturers and advertising agencies, retailers that sell information directly or through brokers, information management and software companies and consulting and accounting firms. In retail measurement, SpinCo’s principal competitor in the U.S. is Information Resources, Inc., which is also present in some European and Asian/Pacific markets. SpinCo’s retail measurement service also faces competition in individual markets from local companies. Its consumer panel services and analytics services have many direct and/or indirect competitors in all markets around the world including in selected cases, GfK SE, Ipsos Group S.A., the Kantar group and local companies in individual countries.

Regulatory Matters

SpinCo’s operations are subject to and affected by data protection laws in many countries. These laws pertain primarily to personal data (i.e., information relating to an identified or identifiable individual), constrain whether and how SpinCo collects personal data, how that data may be used and stored, and whether, to whom and where that data may be transferred. What constitutes “personal data” varies from country to country and continues to evolve. Data collection methods that may not always be obvious to the individual providing the data, like the use of cookies online, or that present a higher risk of abuse, such as collecting data directly from children, tend also to be more highly regulated, and products that rely on these technologies may require re-engineering to comply with new laws. In addition, data transfer constraints can impact multinational access to a central database and cross-border data transfers.

Some of the personal data SpinCo collects may be considered “sensitive” by the laws of many jurisdictions because they may include certain demographic information and consumption preferences. Sensitive personal data is typically more highly regulated than non-sensitive data. Generally, this means that for sensitive data, the consent of the individual providing the data should be more explicit and fully informed and security measures surrounding the storage of the data should be more rigorous. The greater constraints that apply to the collection and use of sensitive personal data increase the administrative and operational burdens and costs of panel recruitment and management.

Despite these challenges, SpinCo’s commitment to privacy and data protection issues offers it a competitive advantage. Because SpinCo recognizes the importance of privacy to its panelists, its customers, consumers in general, and regulators, SpinCo devotes dedicated resources to enhancing its privacy and security practices in its product development plans and other areas of operation, and participates in privacy policy organizations and “think tanks.” SpinCo does this to improve both its practices and the perception of its company as a leader in this area.

Global Responsibility and Sustainability

Through responsible, sustainable business practices and a commitment to giving back, SpinCo cares for the communities and markets where it operates its business. SpinCo’s global responsibility and sustainability (“GR&S”) strategy includes environmental, social and governance (“ESG”) issues, impacting its operations, supply chain and stakeholders.

With direction from its Nomination and Corporate Governance Committee, SpinCo’s GR&S team manages relevant risks and opportunities in collaboration with internal legal counsels, including its human resources counsel and its technology and operations counsel. As part of SpinCo’s commitment to stakeholder engagement, will conduct a non-financial materiality assessment every two years. As part of SpinCo’s ESG strategy, this assessment identifies the most critical ESG issues to its stakeholders and business.

Employees

SpinCo expects to employ approximately [                ] individuals as of the distribution date, [                    ] of whom are represented by labor unions and [                ] of whom are represented by works councils in Europe.

Legal Proceedings

SpinCo is subject to litigation and other claims in the ordinary course of business, some of which include claims for substantial sums. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, SpinCo expects that the ultimate disposition of these matters will not have a material adverse effect on its operations or financial condition. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect its future results of operations or cash flows in a particular period.

Properties

SpinCo’s corporate headquarters is located in [                ]. SpinCo leases property in approximately 310 locations worldwide with a total square footage of approximately 3.6 million square feet leased. SpinCo believes that its existing properties are in good condition and are suitable for the conduct of its business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SPINCO

Introduction

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of SpinCo (“MD&A”) should be read in conjunction with the other sections of this joint proxy statement/information statement, including “Risk Factors,” “SpinCo Business,” “Cautionary Statement Concerning Forward-Looking Statements,” “Summary Historical and Pro Forma Financial Data,” “Selected Historical Financial Data of SpinCo,” “Unaudited Pro Forma Condensed Combined Financial Statements of SpinCo,” and the Combined Financial Statements and Unaudited Condensed Combined Financial Statements of SpinCo, including their respective accompanying notes thereto, included or incorporated by reference elsewhere in this joint proxy statement/information statement. This MD&A contains a number of forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. See the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” for a discussion of the risks, uncertainties, and assumptions associated with these statements.

Background and Executive Summary

SpinCo is a global data analytics and measurement company, with a broad geographic presence in approximately 100 countries and services covering approximately 90% of the world’s population, according to population estimates published by the United Nations. Through its measurement, SpinCo believes that it has the best and most comprehensive understanding of the world’s consumer. SpinCo takes this understanding and delivers trusted data, advanced solutions and essential insights to manufacturers and retailers, so they can make more informed marketing and merchandising decisions. SpinCo’s information on consumer behavior allows its retail and CPG clients to quickly identify opportunities for growth, reduce inefficiencies and strengthen their position in the marketplace. SpinCo invented the concept of market share when, in 1935, its auditors first surveyed store shelves to determine sales patterns, and SpinCo builds upon that industry-defining innovation today.

SpinCo provides these trusted technology-driven products and services to over 20,000 clients:

•

Retail Measurement: SpinCo combines detailed sales data with online and offline partner data, in-house expertise and the latest technology to produce the most accurate view of the marketplace. Clients across nearly every retail industry use SpinCo’s information and insights to make manufacturing, marketing, distribution and sales decisions.

•

Consumer Panel Measurement: SpinCo’s consumer panels collect data from more than 250,000 household panelists across 24 countries, using a combination of in-home scanners and mobile applications to record purchases, to help its clients understand consumer purchasing trends.

•

Analytics: SpinCo’s Connect platform provides a growing selection of automated consumer intelligence and actionable insights that help clients identify unmet consumer needs, improve workflow and make smarter decisions throughout their development and marketing cycles.

•

Loyalty: A global leader in loyalty data processing, SpinCo allows its retail clients to understand and act on consumer data sets. SpinCo’s technology also allows retailers to easily share customer data and analytics with their manufacturer partners for mutual growth.

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Advisory Services: SpinCo provides its clients with a suite of customized research services as well as consumer and industry studies to better understand consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing and marketing mix.

SpinCo has two major product offerings: Measure and Predict/Activate. The Measure product offering consists of SpinCo’s Retail Measurement and Consumer Panel Measurement products, and the Predict/Activate product offering includes Analytics, Loyalty and Advisory Services products. SpinCo presents these operations in the Combined Financial Statements of SpinCo in one reportable segment.

SpinCo holds leading positions in all major developed markets, as well as emerging markets, including China, India, Russia and Latin America. In 2019, 62% of SpinCo’s revenues came from developed markets and 38% came from emerging markets.

The material terms of SpinCo’s client agreements vary between its Measure product offering and its Predict/Activate product offering.

Approximately 80% of SpinCo’s Measure revenue pertains to continuous services with long-cycle contracts. Of these long-cycle contracts, approximately 60% are multi-year contracts of between three to five years, approximately 30% are annual and approximately 10% are perpetual or evergreen, in each case with high contract renewal rates. Subject to certain customary exceptions, such multi-year and annual contracts are generally only terminable by either party for cause. The perpetual and evergreen contracts are generally terminable for convenience (without any termination fees) upon prior notice. The remaining approximately 20% of SpinCo’s Measure revenue corresponds to short-term, ad hoc services (generally less than 12 months in duration) with short-cycle contracts and varying termination rights.

Approximately 70% of SpinCo’s Predict/Activate revenue pertains to short-term, ad hoc services (generally less than 12 months in duration) with short-cycle contracts. The remaining approximately 30% pertain to long-cycle services with a duration of 12 months or more. In SpinCo’s Predict/Activate contracts (across both long-cycle and short-cycle contracts), clients typically may terminate their contracts for convenience (with varying notice requirements) but must either pay a termination fee to SpinCo and/or compensate SpinCo for the value of the work it performed prior to such termination.

Across all of its revenue streams, SpinCo’s pricing is generally based on standard rate cards, which are generally updated annually. Furthermore, in multiple markets, SpinCo’s long-cycle contracts across its Measure revenue stream generally permit SpinCo to automatically adjust the contract price annually to account for changes in consumer price indices.

At the beginning of each year, approximately 60% of SpinCo’s revenue base for the upcoming year is typically committed under existing client agreements. SpinCo’s top five clients represented approximately 16% of its revenues for the year ended December 31, 2019, and the average length of relationship with these clients is over 30 years. No single client accounted for 5% or more of SpinCo’s revenues in 2019. Subscription revenue made up approximately 60% of SpinCo’s revenue for the year ended December 31, 2019, and non-subscription revenue represented approximately 40%.

SpinCo’s investments in developing markets with a rising middle class, as well as its trusted reputation and breadth of solutions make it particularly suited to take advantage of future growth opportunities in consumer behavior measurement. SpinCo invested approximately $14 million in 2019 to grow its business in emerging markets, including increasing the breadth and depth of its retail measurement services business and its data-sharing partnerships with retailers in those markets. Also, in 2019, SpinCo acquired a leading retail measurement services business in Latin America, which expanded SpinCo’s retail measurement footprint in the region and also enabled SpinCo to strengthen its partnerships with retailers in the region.

SpinCo believes that important measures of its results of operations include revenue, operating income/(loss), and Adjusted EBITDA (defined below). SpinCo’s long-term financial objectives include consistent revenue growth, efficient capital allocation, and expanding operating margins. Accordingly, SpinCo is focused on geographic market and service offering expansion to drive revenue growth and improve operating efficiencies, including effective resource utilization, information technology leverage, and overhead cost management.

SpinCo’s business strategy is built upon a model that has historically yielded consistent revenue performance, although there is no assurance this will continue, particularly in light of the current economic climate. SpinCo continues to look for growth opportunities through global expansion, specifically within emerging markets, as well as through the cross-platform expansion of its analytical services and measurement services.

SpinCo’s restructuring and other productivity initiatives have been focused on a combination of improving operating leverage through targeted cost-reduction programs, business process improvements, and portfolio restructuring actions, while at the same time investing in key programs to enhance future growth opportunities.

On June 30, 2020, SpinCo announced a broad-based optimization plan (the “Restructuring Plan”) to drive permanent cost savings and operational efficiencies, as well as to position us for greater profitability and growth. SpinCo expects the Restructuring Plan to be substantially completed in 2020 and for restructuring actions and other permanent cost-savings initiatives to drive approximately $130 million in pre-tax annual run-rate savings. SpinCo expects 2020 pre-tax restructuring charges of $100 to $120 million.

Achieving SpinCo’s business objectives requires it to manage a number of key risk areas. SpinCo’s growth objective of geographic market and service expansion requires it to maintain the consistency and integrity of its information and underlying processes on a global scale, and to invest effectively its capital in technology and infrastructure to keep pace with its clients’ demands and its competitors. Core to managing these key risk areas is SpinCo’s commitment to data privacy and security, as it drives SpinCo’s ability to deliver quality insights for its clients in line with evolving regulatory requirements and governing standards across all the geographies and industries in which it operates. SpinCo’s operating footprint across more than 100 countries requires disciplined global and local resource management of internal and third-party providers to ensure success.

SpinCo’s historical combined financial statements have been prepared on a standalone basis and are derived from Nielsen’s consolidated financial statements and accounting records and are presented in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). SpinCo’s financial position, results of operations, and cash flows historically have been included, and will continue to be included, as part of Nielsen’s financial position, results of operations, and cash flows until the separation and distribution. These historical combined financial statements may not be indicative of SpinCo’s future performance and do not necessarily reflect what SpinCo’s combined results of operations, financial condition, and cash flows would have been had SpinCo operated as a separate, publicly traded company during the periods presented.

The separation and distribution will result in incremental costs related to operating as a public company, such as compensating an independent board of directors, increased personnel costs, compliance with regulatory and stock exchange requirements, increased auditing and insurance fees and development of internal infrastructure and support functions, which costs were preliminarily estimated to be approximately $[ ] million to $[ ] million on an annual basis. The separation and distribution will also result in one-time separation costs, such as costs of legal counsel, financial advisors, consultants, debt issuance costs, the audit of SpinCo’s historical financial statements and accounting and valuation advisory work related to the separation, which costs were preliminarily estimated to be approximately $[ ] million to $[ ] million and will be paid by Nielsen.

Prior to or concurrently with the separation and distribution, SpinCo expects to enter into certain agreements with Nielsen resulting from and relating to the separation, including a separation and distribution agreement, a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, a trademark license agreement, and a master services agreement. The terms of these agreements, including information on the business purpose of such agreements, transaction prices, related ongoing contractual commitments, and any related special risks or contingencies are discussed in greater detail in the section entitled “SpinCo’s Relationship with Nielsen Following the Separation and Distribution.” These agreements will also allow SpinCo to operate its business independently prior to establishing its full stand-alone infrastructure.

The master services agreement will provide for the mutual licensing of data and the provision of certain services by SpinCo to Nielsen. SpinCo estimates that if this agreement was in place during the six months ended

June 30, 2020 and year ended December 31, 2019, SpinCo’s revenue would have increased by approximately $[ ] million and $[ ] million, respectively, and SpinCo’s gross margin would have increased by approximately $[ ] million and $[ ] million, respectively. The master services agreement is intended to enable the parties and their respective subsidiaries to continue using certain data and services in the operation of their businesses after the separation and distribution. The agreed-upon fees for the licensed data and the related services are generally intended to (i) allow the providing party to recover all costs and expenses of providing such services or licensing such data plus a mark-up over those costs and expenses or (ii) provide for a profit-sharing approach, in both cases so that the data and services will be provided on an arm’s-length basis. The estimates for the revenue to be earned and expenses to be incurred by SpinCo are based on historical experience with the relevant data to be licensed and services to be provided, along with the retrospective application of agreed-upon pricing models as described above.

COVID-19

In March 2020, the global outbreak of the novel coronavirus (“COVID-19”) was categorized as a pandemic by the World Health Organization and has negatively affected the global economy, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place,” and created significant disruption of the financial markets.

SpinCo has established a global task force to ensure execution of its key priorities during the COVID-19 pandemic—the health and safety of its global workforce, maintaining its financial position with ample liquidity, and continuity of critical business processes.

SpinCo has taken measures to protect the health and safety of its employees, their families and SpinCo’s clients, with a large majority of SpinCo’s worldwide workforce working from home. SpinCo has halted in-store field research and in-person client engagements in its markets and is adapting processes and developing innovative solutions to ensure continuity of critical business processes. In addition, SpinCo is sharing retail measurement data with several government entities to support its communities.

SpinCo delivered solid results in the first quarter, but saw slowing momentum as the quarter progressed. SpinCo faced increased pressure in the second quarter. This was primarily due to the impact of COVID-19 on retail measurement services in markets that are heavy in traditional trade as well as pressure on custom insights and innovation. These pressures are continuing, though to a lesser extent, primarily due to non-subscription project revenues.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants, and investments. The CARES Act is not expected to have a material impact on SpinCo’s effective tax rate due to existing U.S. losses. SpinCo continues to monitor any future effects that may result from the CARES Act.

SpinCo believes it has a sound plan in place to mitigate the financial impacts of the COVID-19 pandemic in the face of ongoing economic uncertainty. SpinCo has taken aggressive cost actions to date and continues to closely monitor the situation. SpinCo remains well-capitalized, has sufficient liquidity to satisfy its cash needs and will take additional actions as required.

For further discussion regarding the potential impacts of COVID-19 and related economic conditions on SpinCo, see the section entitled “Risk Factors.”

Critical Accounting Policies

The discussion and analysis of SpinCo’s financial condition and results of operations is based on the Combined Financial Statements of SpinCo, which have been prepared in accordance with U.S. GAAP. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The most significant of these policies relate to: revenue recognition; business combinations including purchase price allocations; accruals for pension costs and other post-retirement benefits; accounting for income taxes; and valuation of long-lived assets, including goodwill and indefinite-lived intangible assets. SpinCo based estimates on historical experience and on various other assumptions that are reasonable under the circumstances, the results of which form the basis for making judgments about the valuation of assets and liabilities that are not readily apparent from other sources. SpinCo evaluates these estimates on an ongoing basis. Actual results could vary from these estimates under different assumptions or conditions. For a summary of the significant accounting policies, including the critical accounting policies discussed below, see Note 3 (“Summary of Significant Accounting Policies”) to the Combined Financial Statements of SpinCo.

Revenue Recognition

On January 1, 2018, SpinCo adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, using the modified retrospective method. The ASC has been applied to all contracts as of the date of adoption. There was no impact on SpinCo’s financial statements as a result of this adoption.

Revenue is measured based on the consideration specified in a contract with a customer. SpinCo recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer, which generally occurs over time. Substantially all of SpinCo’s customer contracts are non-cancelable and non-refundable.

The following is a description of principal activities from which SpinCo generates its revenues.

Revenue from SpinCo consists primarily of measurement services, which include its core tracking and scan data (primarily transactional measurement data and consumer behavior information) to businesses in the consumer-packaged goods industry. SpinCo’s data is used by its clients to measure their market share, tracking billions of sales transactions per month in retail outlets around the world. Revenues for these services are recognized over the period during which the performance obligations are satisfied as the customer receives and consumes the benefits provided by SpinCo and control of the services is transferred to the customer.

SpinCo also provides consumer intelligence and analytical services that help clients make smarter business decisions throughout their product development and marketing cycles. SpinCo’s performance under these arrangements does not create an asset with an alternative use to it and generally includes an enforceable right to payment for performance completed to date; as such, revenue for these services is typically recognized over time. Revenue for contracts that do not include an enforceable right to payment for performance completed to date is recognized at a point in time when the performance obligation is satisfied, generally upon delivery of the services, and when control of the service is transferred to the customer.

SpinCo enters into cooperation arrangements with certain customers, under which the customer provides SpinCo with its data in exchange for SpinCo’s services. SpinCo records these transactions at fair value, which is determined based on the fair value of goods or services received, if reasonably estimable. If not reasonably estimable, SpinCo considers the fair value of the goods or services surrendered.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are stated at historical cost less accumulated impairment losses, if any.

Goodwill and other indefinite-lived intangible assets, consisting of certain trade names and trademarks, are each tested for impairment on an annual basis and whenever events or circumstances indicate that the carrying amount of such asset may not be recoverable. SpinCo reviews the recoverability of goodwill by comparing estimated fair values with respective carrying amounts. SpinCo has designated October 1st as the date on which the annual assessment is performed, as this timing corresponds with the development of its formal budget and business plan review. During the first quarter of 2020, SpinCo concluded that there was a triggering event for an interim assessment.

SpinCo established, and continues to evaluate, its reporting unit based on internal reporting structure and defines the reporting unit at the operating segment level. The estimates of fair value of the reporting unit are determined using a combination of valuation techniques, primarily by an income approach using a discounted cash flow analysis and supplemented by a market-based approach.

A discounted cash flow analysis requires the use of various assumptions, including expectations of future cash flows, growth rates, discount rates, and tax rates in developing the present value of future cash flow projections. Many of the factors used in assessing fair value are outside of the control of management, and these assumptions and estimates can change in future periods. Changes in assumptions or estimates could materially affect the determination of the fair value of the reporting unit, and therefore could affect the amount of potential impairment. The following assumptions are significant to SpinCo’s discounted cash flow analysis:

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Business projections—expected future cash flows and growth rates are based on assumptions about the level of business activity in the marketplace as well as applicable cost levels that drive SpinCo’s budget and business plans. Management updated the business projections in light of the estimated impacts from the COVID-19 pandemic. Actual results of operations, cash flows and other factors will likely differ from the estimates used in our valuation, and it is possible that differences and changes could be material. A deterioration in profitability, adverse market conditions, and a slower or weaker economic recovery than currently estimated by management could have a significant impact on the estimated fair value of SpinCo’s reporting unit and could result in an impairment charge in the future. Should such events or circumstances arise, management would evaluate other options available at that time that, if executed, could result in future profitability.

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Long-term growth rates—the assumed long-term growth rate representing the expected rate at which the reporting unit’s earnings stream, beyond that of the budget and business plan period, is projected to grow. These rates are used to calculate the terminal value, or value at the end of the future earnings stream, and are added to the cash flows projected for the budget and business plan period. The long-term growth rate is influenced by general market conditions and specific factors such as the maturity of the underlying services. The long-term growth rate used in SpinCo’s first quarter of 2020 and 2019 evaluation were both 1.5%.

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Discount rates—combined future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that is likely to be used by market participants. The weighted-average cost of capital is SpinCo’s estimate of the overall after-tax rate of return required by equity and debt holders of a business enterprise. The discount rate is influenced by general market conditions as well as factors specific to the reporting unit. The discount rates used in SpinCo’s first quarter of 2020 evaluation was 12.0%, and for the 2019 evaluation was 11.25%.

SpinCo believes that the estimates and assumptions made are reasonable, but they are susceptible to change from period to period.

SpinCo also uses a market-based approach in estimating the fair value of its reporting unit. The market-based approach utilizes available market comparisons such as indicative industry multiples that are applied to current year revenue and earnings, next year’s revenue and earnings, and recent comparable transactions.

SpinCo performs a sensitivity analysis on its assumptions, primarily around both long-term growth rate and discount rate assumptions. SpinCo’s sensitivity analyses include several combinations of reasonably possible scenarios with regard to these assumptions, including a 1% movement in both SpinCo’s long-term growth rate and discount rate assumptions. When applying these sensitivity analyses, SpinCo noted that the fair value was greater than the carrying value for its reporting unit. While SpinCo management believes that these sensitivity analyses provide a reasonable basis on which to evaluate the recovery of goodwill, other facts or circumstances may arise that could impact the impairment assessment and therefore these analyses should not be used as a sole predictor of impairment. As a result of SpinCo’s interim impairment assessment as of March 31, 2020, SpinCo determined that the estimated fair values of its reporting unit exceed its carrying value (including goodwill), thus no impairment was recorded. Based on SpinCo’s second quarter results and projections, there were no indicators of impairment during the second quarter of 2020. SpinCo will continue to closely evaluate any indicators of future impairments.

In connection with Nielsen’s strategic review, there were indications that the fair value of SpinCo was lower than the carrying value. SpinCo considered this as well as other factors to be interim indicators of impairment and determined that it was more likely than not that the SpinCo reporting unit was impaired. Management performed an updated impairment analysis of SpinCo as of September 30, 2019. As a result of this analysis, SpinCo concluded that the fair value was less than the carrying value and recorded a non-cash goodwill impairment charge of $1,004 million. The primary inputs for determining the estimated fair value were inputs from the strategic review process, market values for comparable entities, and updated intrinsic values. SpinCo conducted the annual assessment as of October 1, 2019 and concluded that there was no impairment.

The amount by which fair value exceeded carrying value was between 10% and 20% at the time of our 2019 annual impairment test.

The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of trade names and trademarks are determined using a “relief from royalty” discounted cash flow valuation methodology, which includes revenue projections. Significant assumptions inherent in this methodology include estimates of royalty rates and discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Assumptions about royalty rates are based on the rates at which comparable trade names and trademarks are being licensed in the marketplace. There was no impairment noted in any period presented with respect to SpinCo’s indefinite-lived intangible asset. As of the March 31, 2020 assessment, SpinCo’s indefinite-lived intangible assets had a fair value that exceeded its carrying value by less than 5%. As of the October 1, 2019 assessment, SpinCo’s indefinite-lived intangible asset had a fair value that exceeded its carrying value by less than 10%. The valuation is sensitive to the assumptions listed above. A downward trend in revenue projections or an increase in discount rate could lead to a future impairment. SpinCo concluded that there was no triggering event for an interim impairment assessment for the three-month period ending June 30, 2020. SpinCo will continue to closely evaluate and report on any indicators of future impairments.

Pension Costs

Nielsen sponsors both funded and unfunded defined benefit pension plans (the “Pension Plans” or “plans”) and post-retirement medical plans for some of its employees in the Netherlands, the United States and other international locations. Where permitted by applicable law, Nielsen reserves the right to change, modify or discontinue the pension plans. Nielsen offers plans that are shared among its businesses, including SpinCo. In these cases, the participation of employees in these plans is reflected in these financial statements as though SpinCo participates in a multiemployer plan with Nielsen. A proportionate share of the net periodic benefit cost is recorded in Other income/(expense), net in the Combined Statements of Operations. Assets and liabilities of such plans are retained by Nielsen. The amount of net periodic benefit costs reflected in the Combined Statements of Operations relating to these multiemployer plans were $0.3 million and $3 million, for the six months ended June 30, 2020 and 2019 respectively, and $8 million, $4 million and $2 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For plans that are not shared among Nielsen businesses and provide the majority of pension benefits to the employees of SpinCo, the projected benefit obligation and related net periodic benefit costs are reflected within the Combined Financial Statements of SpinCo as though SpinCo participates in a single employer plan. The amount of net periodic benefit costs reflected within the Combined Statements of Operations for the single employer plans was $3 million and $(0.3) million, for the six months ended June 30, 2020 and 2019 respectively, and $165 million, $4 million and $3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

A proportionate share of the net periodic benefit cost will be charged to Nielsen for the participation of employees from other Nielsen businesses for both service and nonservice related costs. Service costs are recorded in Selling, general and administrative expenses and nonservice costs are recorded in Other income/(expense), net in the Combined Statements of Operations as though Nielsen participates in a Connect pension plan. The amount of net periodic benefit costs charged to Nielsen and reflected as income in the Combined Statements of Operations for service charges were $1 million for both the six months ended June 30, 2020 and 2019, and $1 million, $3 million and $4 million for the years ended December 31, 2019, 2018 and 2017, respectively. The amount of net periodic benefit costs charged to Nielsen and reflected as Other income/(expense), net in the Combined Statements of Operations for nonservice charges were $(0.2) million and $(2) million, for the six months ended June 30, 2020 and 2019 respectively, and $63 million, $(3) million and $(4) million for the years ended December 31, 2019, 2018 and 2017, respectively. The $63 million charge to Nielsen in 2019 primarily relates to pension settlements.

For the single employer plans of SpinCo, the determination of benefit obligations and expenses is based on actuarial models. To measure benefit costs and obligations using these models, critical assumptions are made with regard to the discount rate, the expected return of plan assets and the assumed rate of compensation increases. These assumptions are reviewed at least annually.

The discount rate is the rate at which the benefit obligations could be effectively settled. For SpinCo’s U.S. plans, the discount rate is based on a bond portfolio that includes only long-term bonds with an AA rating, or equivalent, from a major rating agency. For the Dutch and other non-U.S. plans, the discount rate is set by reference to market yields on high-quality corporate bonds. SpinCo believes the timing and amount of cash flows related to the bonds in these portfolios are expected to match the estimated payment benefit streams of its plans.

To determine the expected long-term rate of return on pension plan assets, SpinCo considers, for each country, the structure of the asset portfolio and the expected rates of return for each of the components. For SpinCo’s UK plan, a 50 basis point decrease in the expected return on assets would increase pension expense on SpinCo’s principal plans by approximately $1 million per year. SpinCo assumed that the weighted averages of long-term returns on its pension plans were 4.4% for the year ended December 31, 2019, 4.0% for the year ended December 31, 2018, and 4.2% for the year ended December 31, 2017. The expected long-term rate of return is applied to the fair value of pension plan assets. The actual return on plan assets will vary year to year from this assumption. Although the actual return on plan assets will vary from year to year, it is appropriate to use long-term expected forecasts in selecting SpinCo’s expected return on plan assets. As such, there can be no assurance that its actual return on plan assets will approximate the long-term expected forecasts.

During 2019, certain of SpinCo’s pension plans contracted with insurance companies and transferred $578 million of outstanding defined benefit pension obligations and related pension assets for approximately 5,900 retirees and beneficiaries in the Netherlands to these insurance companies. These insurance companies are now required to pay and administer the retirement benefits owed to these retirees and beneficiaries. These transactions have no impact on the amount, timing, or form of the monthly retirement benefit payments to the covered retirees and beneficiaries. These transactions resulted in a non-cash charge to Other income/(expense), net of $165 million in the Combined Statements of Operations and did not impact cash flows in 2019.

Income Taxes

SpinCo has a presence in more than 100 countries, and effective tax rates are subject to significant variation due to several factors including variability in pre-tax and taxable income or loss and the mix of jurisdictions to which they relate, intercompany transactions, the applicability of special tax regimes, changes in where or how SpinCo does business, acquisitions or dispositions, audit-related developments, and interpretations related to tax, including changes to the global tax framework, competition, and other laws and accounting rules in various jurisdictions. Additionally, the effective tax rate can fluctuate based on the level of pre-tax income or loss. For example, the impact of non-deductible expenses on SpinCo’s effective tax rate is greater when its pre-tax income is lower.

In general, the taxable income/(loss) of the various SpinCo business entities was included in Nielsen’s consolidated tax returns, where applicable, in jurisdictions around the world. As such, separate income tax returns were not prepared for certain SpinCo business entities. Consequently, income taxes currently payable are deemed to have been remitted to Nielsen, through net Parent investment, in the period the liability arose, and income taxes currently receivable are deemed to have been received from Nielsen in the period that a refund could have been recognized had SpinCo been a separate taxpayer.

SpinCo has to use its judgment to make various tax determinations. SpinCo has sought to organize the affairs of its subsidiaries in a tax-efficient manner, taking into consideration the jurisdictions in which it operates. Although SpinCo is confident that tax returns have been appropriately prepared and filed, there is risk that additional tax may be assessed on certain transactions or that the deductibility of certain expenditures may be disallowed for tax purposes. SpinCo’s policy is to estimate tax risk to the best of its ability and provide accordingly for those risks and take positions in which a high degree of confidence exists that the tax treatment will be accepted by the tax authorities. The policy with respect to deferred taxation is to provide in full for temporary differences using the liability method.

Deferred tax assets and deferred tax liabilities are computed by assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. The carrying value of deferred tax assets is adjusted by a valuation allowance to the extent that these deferred tax assets are not considered to be realized on a more-likely-than-not basis. Realization of deferred tax assets is based, in part, on SpinCo’s judgment and various factors, including reversal of deferred tax liabilities, its ability to generate future taxable income in jurisdictions where such assets have arisen, and potential tax planning strategies. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future.

SpinCo records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis, which is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. SpinCo recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Long-Lived Assets

SpinCo is required to assess whether the value of SpinCo’s long-lived assets, including its buildings, improvements, technical and other equipment, and amortizable intangible assets have been impaired whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. SpinCo does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows expected to be derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If impairment is considered to exist based on undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows, and the determination of fair values for assets (or groups of assets) requires SpinCo to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, and applicable discount rates. These estimates are subject to revision as market conditions and SpinCo’s assessments change.

SpinCo capitalizes software development costs with respect to major internal-use software initiatives or enhancements. The costs are capitalized from the time that the preliminary project stage is completed, and SpinCo considers it probable that the software will be used to perform the function intended until the time the software is placed in service for its intended use. Once the software is placed in service, the capitalized costs are generally amortized over periods of three to seven years. If events or changes in circumstances indicate that the carrying value of software may not be recovered, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the software in the future. If the analysis indicates that the carrying value is not recoverable from future cash flows, the software cost is written down to estimated fair value and an impairment is recognized. These estimates are subject to revision as market conditions and as its assessments change.

Corporate Expense Allocation

The Combined Financial Statements of SpinCo include general corporate expenses for certain support functions that are provided on a centralized basis, such as expenses related to executive management, finance, audit, legal, information technology infrastructure, human resources, communications, facilities, employee benefits, and compensation. Throughout the period covered by the financial statements, the costs of such functions, services, and items have been directly charged or allocated to SpinCo using methods SpinCo management believes are reasonable. The methods for allocating functions, services, and items to SpinCo, if not specifically identified, are based on a proportional-allocation basis of revenue and headcount. All such costs have been deemed to have been incurred and settled through net Parent investment in the period when the costs were recorded.

Factors Affecting SpinCo’s Financial Results

Acquisitions, Dispositions and Investments in Affiliates

Acquisitions

For the six months ended June 30, 2020, SpinCo paid cash consideration of $25 million associated with current period acquisitions, net of cash acquired. Had these 2020 acquisitions occurred as of January 1, 2020, the impact on SpinCo’s results of operations would not have been material.

For the year ended December 31, 2019, SpinCo paid cash consideration of $16 million associated with current-period acquisitions, net of cash acquired. Had these 2019 acquisitions occurred as of January 1, 2019, the impact on combined results of operations would not have been material.

Dispositions

In December 2016, SpinCo completed the sale of Claritas, a business focusing on consumer segmentation insights, for cash consideration of $34 million and a note receivable of $60 million. The note is payable at any time over three years and bears interest at 3% in year one, 5% in year two, and 7% in year three. In 2017, upon finalization of working capital and other settlement matters, SpinCo reduced the note receivable to $51 million and recorded a charge of $13 million to Other income/(expense), net in the Combined Statements of Operations. In December 2018, SpinCo received $51 million as payment for the note receivable.

Foreign Currency

SpinCo’s financial results are reported in U.S. dollars and are therefore subject to the impact of movements in exchange rates on the translation of the financial information of individual businesses whose functional currencies are other than U.S. dollars. SpinCo’s principal foreign exchange revenue exposure is spread across several currencies, primarily the Euro. The table below sets forth the profile of SpinCo’s revenue by principal currency.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
U.S. Dollar	31%	29%	29%	29%	33%
Euro	17%	17%	17%	17%	16%
Other Currencies	52%	54%	54%	54%	51%

Total	100%	100%	100%	100%	100%

As a result, fluctuations in the value of foreign currencies relative to the U.S. dollar impact SpinCo’s operating results. In countries with currencies other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates; revenues, expenses, and cash flows are translated using average rates of exchange. The average U.S. dollar to Euro exchange rate was $1.10 to €1.00 and $1.13 to €1.00 for the six months ended 2020 and 2019, respectively, and $1.12 to €1.00, $1.18 to €1.00, and $1.13 to €1.00 for the years ended December 31, 2019, 2018, and 2017, respectively. Constant currency growth rates used in the following discussion of results of operations eliminate the impact of year-over-year foreign currency fluctuations.

SpinCo evaluates its results of operations on both an as-reported and a constant currency basis. The constant currency presentation, which is a non-GAAP financial measure, excludes the impact of year-over-year fluctuations in foreign currency exchange rates. SpinCo believes providing constant currency information provides valuable supplemental information regarding results of operations, thereby facilitating period-to-period comparisons of its business performance and is consistent with how management evaluates SpinCo’s performance. SpinCo calculates constant currency percentages by converting prior-period local currency financial results using the current-period exchange rates and comparing these adjusted amounts to current-period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitution for recorded amounts presented in conformity with U.S. GAAP, nor should such amounts be considered in isolation.

Accounts Receivable

SpinCo extends non-interest bearing trade credit to our customers in the ordinary course of business. To minimize credit risk, ongoing credit evaluations of client’s financial condition are performed. Effective January 1, 2020, SpinCo adopted ASU, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” Prior to the adoption, an estimate of the allowance for doubtful accounts was made when collection of the full amount was no longer probable (incurred loss) or returns were expected. Subsequent to the adoption, as noted in “Summary of Recent Accounting Pronouncements” below, the allowance for doubtful accounts is made when collection of the full amounts is no longer probable by also incorporating reasonable and supportable forecasts (expected loss).

The uncertainty regarding the length of lock-downs related to the COVID-19 pandemic and speed of recovery may impact our level of reserves in future periods. SpinCo continues to monitor and assess the impacts related to its different clients and will base its reasonable forecasts on the latest information available.

During the six months ended June 30, 2020, SpinCo sold $65 million of accounts receivables to third parties and recorded an immaterial loss on the sale to interest expense, net in the Condensed Combined Statement of

Operations. As of June 30, 2020 and December 31, 2019, $0 million and $18 million, respectively, of previously sold receivables remained outstanding. The sales were accounted for as true sales, without recourse. SpinCo maintains servicing responsibilities of the majority of the receivables sold during the year, for which the related costs are not significant. The proceeds of $65 million from the sales were reported as a component of the changes in Trade and other receivables, net within operating activities in the Condensed Combined Statements of Cash Flows for the six months ended June 30, 2020.

Operations in Argentina

SpinCo has operations in Argentina and the functional currency for those operations is the Argentine Peso. In accordance with U.S. GAAP, Argentina’s currency has been considered hyperinflationary since July 1, 2018, and, accordingly, local currency transactions have been denominated in U.S. dollars since July 1, 2018, and will continue to be denominated in U.S. dollars until Argentina’s currency is no longer deemed to be hyperinflationary. SpinCo will continue to assess the appropriate conversion rate based on events in Argentina and Argentina operations. This event has had an immaterial impact on the Combined Financial Statements of SpinCo.

Results of Operations—For the Six Months Ended June 30, 2020 and 2019 and Years Ended December 31, 2019, 2018 and 2017

The following table sets forth, for the periods indicated, the amounts included in the Combined Statements of Operations:

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2020	2019	2019	2018	2017
Revenues	$1,402	$1,509	$3,057	$3,138	$3,278

Cost of revenues, exclusive of depreciation and amortization shown separately below	791	801	1,653	1,624	1,565
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	526	576	1,086	1,214	1,228
Depreciation and amortization	140	123	249	212	214
Impairment of goodwill and other long-lived assets	4	—	1,004	1,412	—
Restructuring charges	63	26	50	100	55

Operating income/(loss)	(122)	(17)	(985)	(1,424)	216

Interest expense	—	(1)	(1)	(2)	(2)
Foreign currency exchange transaction gains/(losses), net	—	(1)	(1)	1	(7)
Other income/(expense), net	4	2	(94)	3	14

Income/(loss) before income taxes	(118)	(17)	(1,081)	(1,422)	221
Benefit/(provision) for income taxes	(8)	27	185	(15)	(39)

Net income/(loss)	(126)	10	(896)	(1,437)	182
Net income attributable to noncontrolling interests	1	—	—	—	2

Net income/(loss) attributable to Connect	$(127)	$10	$(896)	$(1,437)	$180

Net Income/(Loss) to Adjusted EBITDA Reconciliation

SpinCo defines Adjusted EBITDA as net income or loss from the Combined Statements of Operations before interest income and expense, income taxes, depreciation and amortization, restructuring charges, impairment of goodwill and other long-lived assets, share-based compensation expense, and other non-operating items from the Combined Statements of Operations, as well as certain other items considered outside the normal course of operations specifically described below.

•

Restructuring charges: SpinCo excludes restructuring expenses, which primarily include employee severance, office consolidation, and contract termination charges, from Adjusted EBITDA to allow more accurate comparisons of the financial results to historical operations and forward-looking guidance. By excluding these expenses from non-GAAP measures, SpinCo is better able to evaluate its ability to utilize existing assets and estimate the long-term value these assets will generate. Furthermore, SpinCo believes that the adjustments of these items more closely correlate with the sustainability of its operating performance.

•

Impairment of goodwill and other long-lived assets: SpinCo excludes the impact of charges related to the impairment of goodwill and other long-lived assets. Given the significance of the impairment of goodwill and other long-lived assets, it is reported separately in the Combined Statements of Operations. SpinCo believes that the exclusion of these impairments, which are non-cash, allows for meaningful comparisons of operating results to peer companies. SpinCo believes that this increases period-to-period comparability and is useful to evaluate the performance of the total company.

•

Share-based compensation expense: SpinCo excludes the impact of costs relating to share-based compensation. Due to the subjective assumptions and a variety of award types, SpinCo believes that the exclusion of share-based compensation expense, which is typically non-cash, allows for more meaningful comparisons of operating results to peer companies. Share-based compensation expense can vary significantly based on the timing, size, and nature of awards granted.

•

Other non-operating (income)/expense, net: SpinCo excludes foreign currency exchange transaction gains and losses, as well as other non-operating income and expense items, such as gains and losses recorded on business combinations or dispositions, sales of investments, pension settlements, and net income/(loss) attributable to noncontrolling interests. SpinCo believes that the adjustments of these items more closely correlate with the sustainability of operating performance.

•

Other items: To measure operating performance, SpinCo excludes certain expenses and gains that arise outside the ordinary course of operations. Such costs primarily include legal settlements, acquisition-related expenses, business optimization costs, and other transactional costs. SpinCo believes the exclusion of such amounts allows management and the users of the financial statements to better understand financial results.

Adjusted EBITDA is not a presentation made in accordance with U.S. GAAP, and the use of the term Adjusted EBITDA may vary from the use of similarly titled measures by others in the industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation. Adjusted EBITDA margin is Adjusted EBITDA for a particular period expressed as a percentage of revenues for that period.

SpinCo uses Adjusted EBITDA to measure its performance from period to period, to evaluate and fund incentive compensation programs, and to compare results to those of its competitors. In addition to Adjusted EBITDA being a significant measure of performance for management purposes, SpinCo also believes that this presentation provides useful information to investors regarding financial and business trends related to results of operations and that, when non-GAAP financial information is viewed with U.S. GAAP financial information, investors are provided with a more meaningful understanding of ongoing operating performance.

Adjusted EBITDA should not be considered as an alternative to net income or loss, operating income/(loss), cash flows from operating activities, or any other performance measures derived in accordance with U.S. GAAP as measures of operating performance or cash flows as measures of liquidity. Adjusted EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of SpinCo’s results as reported under U.S. GAAP. In addition, SpinCo’s definition of Adjusted EBITDA may not be comparable to similarly titled measures of other companies and may, therefore, have limitations as a comparative analytical tool.

The below table presents a reconciliation from net income/(loss) to Adjusted EBITDA for the six months ended June 30, 2020 and 2019 and years ended December 31, 2019, 2018 and 2017 respectively:

	Six Months Ended June 30,		Year Ended December 31,
(in millions)	2020	2019	2019	2018	2017
Net income/(loss) attributable to SpinCo	$(127)	$10	$(896)	$(1,437)	$180
Interest expense, net	—	1	1	2	2
(Benefit)/provision for income taxes	8	(27)	(185)	15	39
Depreciation and amortization	140	123	249	212	214

EBITDA	21	107	(831)	(1,208)	435
Other non-operating (income)/expense, net(a)	(3)	(1)	95	(4)	(5)
Restructuring charges	63	26	50	100	55
Impairment of goodwill and other long-lived assets	4	—	1,004	1,412	—
Share-based compensation expense	15	15	30	19	27
Other items(b)	17	7	4	23	23

Adjusted EBITDA	$117	$154	$352	$342	$535

(a)

For the year ended December 31, 2019, the Other non-operating (income)/expense, net, included non-cash expense of $165 million for pension settlements, which included plan transfers to third parties in the Netherlands, where SpinCo terminated its responsibility for future defined benefit obligations and transferred that responsibility to the third parties. This was partially offset by income from chargebacks to Nielsen for nonservice and settlement costs of $63 million. See Note 14 (“Pensions and Other Post-Retirement Benefits”) to the Combined Financial Statements of SpinCo for more information.

(b)

For the six months ended June 30, 2020, Other items primarily consists of business optimization costs and transaction related costs. For the six months ended June 30, 2019 and years ended December 31, 2019 and 2018, Other items primarily consists of business optimization costs, including strategic review costs and transaction-related costs. For the year ended December 31, 2017, Other items primarily consists of transaction-related costs and business optimization costs.

Combined Results for the Six Months Ended June 30, 2020, Compared to Six Months Ended June 30, 2019

Revenues

The table below sets forth SpinCo’s revenue performance data for the six months ended June 30, 2020, compared to six months ended June 30, 2019, both on an as-reported and constant currency basis.

(in millions)	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019	% Variance 2020 vs 2019 Reported	Six Months Ended June 30, 2019 Constant Currency	% Variance 2020 vs 2019 Constant Currency
Measure	$1,005	$1,085	(7.4)%	$1,043	(3.6)%
Predict/Activate	397	424	(6.4)%	412	(3.6)%

Total SpinCo	$1,402	$1,509	(7.1)%	$1,455	(3.6)%

Revenues decreased 7.1% to $1,402 million for the six months ended June 30, 2020 from $1,509 million for the six months ended June 30, 2019, or a decrease of 3.6% on a constant currency basis. Revenues from Measure decreased 7.4% to $1,005 million, or a decrease of 3.6% on a constant currency basis, reflecting the impact of the

COVID-19 pandemic on retail measurement services in markets that are heavy in traditional trade. Revenues from Predict/Activate decreased 6.4% to $397 million, or a decrease of 3.6% on a constant currency basis, reflecting the impact of the COVID-19 pandemic, particularly in custom insights and innovation, partially offset by the January 2020 acquisition of Precima.

Cost of Revenues, Exclusive of Depreciation and Amortization

The cost of revenues decreased 1.2% to $791 million for the six months ended June 30, 2020, from $801 million for the six months ended June 30, 2019, or an increase of 1.5% on a constant currency basis, primarily due to our productivity initiatives and lower variable costs associated with lower revenues.

Selling, General, and Administrative Expenses, Exclusive of Depreciation and Amortization

Selling, general, and administrative expenses decreased 8.7% to $526 million for the six months ended June 30, 2020, from $576 million for the six months ended June 30, 2019, or a decrease of 6.1% on a constant currency basis, primarily due to the impact of productivity initiatives.

Depreciation and Amortization

Depreciation and amortization expenses were $140 million for the six months ended June 30, 2020, as compared to $123 million for the six months ended June 30, 2019. This increase was primarily due to higher depreciation and amortization expense associated with higher capital expenditures, partially offset by lower depreciation and amortization expense associated with tangible and intangible assets acquired in business combinations.

Depreciation and amortization expenses associated with tangible and intangible assets acquired in business combinations decreased to $18 million for the six months ended June 30, 2020, from $21 million for the six months ended June 30, 2019.

Impairment of Goodwill and Other Long-Lived Assets

SpinCo recorded a non-cash charge of $4 million for the impairment of other long-lived assets for the six months ended June 30, 2020, related to management’s decision to exit certain smaller, underperforming markets and non-core businesses. No impairment charge was recognized for the six months ended June 30, 2019.

Restructuring Charges

In June, 2020, SpinCo announced a broad-based optimization plan to drive permanent cost savings and operational efficiencies, as well as to position us for greater profitability and growth. SpinCo expects the plan to be substantially completed in 2020. Cash payments for the severance costs will continue into late 2021.

SpinCo recorded $63 million in restructuring charges for the six months ended June 30, 2020. These charges primarily related to severance costs associated with employee separation packages.

SpinCo recorded $26 million in restructuring charges primarily related to employee severance costs associated with our plans to reduce selling, general, and administrative expenses, as well as automation initiatives for the six months ended June 30, 2019.

Operating Income/(Loss)

Operating losses for the six months ended June 30, 2020, was $122 million compared to operating losses of $17 million for the six months ended June 30, 2019. The decrease was driven primarily by the revenue decrease due to the COVID-19 pandemic discussed above, higher restructuring costs and higher depreciation and amortization expense for the six months ended June 30, 2020.

Interest Expense

Interest expenses for the six months ended June 30, 2020, was zero, compared to $1 million for the six months ended June 30, 2019.

Foreign Currency Exchange Transaction Gains/(Losses), Net

Foreign currency exchange transaction gains/(losses), net, represents the net gain or loss on revaluation of receivables and payables. Fluctuations in the value of foreign currencies relative to the U.S. dollar, particularly the Euro, have a significant effect on SpinCo’s operating results. The average U.S. dollar to Euro exchange rate was $1.10 to €1.00 and $1.13 to €1.00 for the six months ended June 30, 2020 and 2019, respectively.

SpinCo realized a net gain/loss of zero and a net loss of $1 million for the six months ended June 30, 2020 and 2019, respectively.

Other Income/(Expense), Net

Other income/(expense), net, was $4 million for the six months ended June 30, 2020 as compared to $2 million for the six months ended June 30, 2019. This primarily related to nonservice-related pension costs as well as cross-charges relating to pensions on shared plans and depreciation and amortization on shared assets.

Income/(Loss) Before Income Taxes and Equity in Net Income of Affiliates

Losses were $118 million for the six months ended June 30, 2020, compared to losses of $17 million for the six months ended June 30, 2019, due primarily to the combined results mentioned above.

Income Taxes

The effective tax rates before discrete tax items for the six months ended June 30, 2020 and 2019 were -2% ($2 million tax expense) and 62% ($11 million tax benefit), respectively. The tax rate for the six months ended June 30, 2020 was lower than the statutory rate as a result of tax rate differences in other jurisdictions where SpinCo files tax returns and increases in valuation allowances, withholding taxes, and other foreign taxes. The tax rate for the six months ended June 30, 2019 was higher than the statutory rate as a result of the impact of tax rate differences in other jurisdictions where SpinCo files tax returns and withholding taxes. For the six months ended June 30, 2020, the total tax expense was $8 million which includes discrete items recognized in the period, such as the impact of foreign tax settlements and restructuring. For the six months ended June 30, 2019, the total tax benefit was $27 million which includes the favorable impact of releasing certain tax contingencies and other discrete items recognized in the period.

Adjusted EBITDA

Adjusted EBITDA decreased 24.0% to $117 million for the six months ended June 30, 2020, from $154 million for the six months ended June 30, 2019, or a decrease of 17.0% on a constant currency basis.

SpinCo’s Adjusted EBITDA margin decreased to 8.35% for the six months ended June 30, 2020, from 10.21% for the six months ended June 30, 2019. See “Results of Operations—Six Months Ended June 30, 2020 and 2019 and Years Ended December 31, 2019, 2018 and 2017” for the reconciliation of net income/(loss) to Adjusted EBITDA.

Combined Results for the Year Ended December 31, 2019, Compared to the Year Ended December 31, 2018

Revenues

The table below sets forth SpinCo’s revenue performance data for the year ended December 31, 2019, compared to the year ended December 31, 2018, both on an as-reported and constant currency basis.

(in millions)	Year Ended December 31, 2019	Year Ended December 31, 2018	% Variance 2019 vs. 2018 Reported	Year Ended December 31, 2018 Constant Currency	% Variance 2019 vs. 2018 Constant Currency
Measure	$2,161	$2,211	(2.3)%	$2,131	1.4%
Predict/Activate	896	927	(3.3)%	904	(0.9)%

Total SpinCo	$3,057	$3,138	(2.6)%	$3,035	0.7%

Revenues decreased 2.6% to $3,057 million for the year ended December 31, 2019, from $3,138 million for the year ended December 31, 2018, or an increase of 0.7% on a constant currency basis. Revenues from Measure decreased 2.3% to $2,161 million for the year ended December 31, 2019, from $2,211 million for the year ended December 31, 2018, or an increase of 1.4% on a constant currency basis. Revenue growth on a constant currency basis was driven by stronger performance in SpinCo’s retail measurement services and improved trends in Emerging Markets. Revenues from Predict/Activate decreased 3.3% to $896 million for the year ended December 31, 2019, from $927 million for the year ended December 31, 2018, or a decrease of 0.9% on a constant currency basis. Revenues decreased as a result of pressure in innovation due to declines in client budgets and pressure in custom insights primarily due to a product category exit, partially offset by improvements in custom analytics.

Cost of Revenues, Exclusive of Depreciation and Amortization

The cost of revenues increased 1.8% to $1,653 million for the year ended December 31, 2019, from $1,624 million for the year ended December 31, 2018, or an increase of 4.6% on a constant currency basis, primarily due to global investments in SpinCo’s services, partially offset by its productivity initiatives.

Selling, General, and Administrative Expenses, Exclusive of Depreciation and Amortization

Selling, general, and administrative expenses decreased 10.5% to $1,086 million for the year ended December 31, 2019, from $1,214 million for the year ended December 31, 2018, or a decrease of 7.7% on a constant currency basis, primarily due to productivity initiatives.

Depreciation and Amortization

Depreciation and amortization expenses were $249 million for the year ended December 31, 2019, as compared to $212 million for the year ended December 31, 2018. This increase was primarily due to higher depreciation and amortization expenses associated with capital expenditures, partially offset by lower depreciation and amortization expenses associated with assets acquired in business combinations.

Depreciation and amortization expenses associated with tangible and intangible assets acquired in business combinations decreased to $40 million for the year ended December 31, 2019, from $45 million for the year ended December 31, 2018.

Impairment of Goodwill and Other Long-Lived Assets

During 2019, SpinCo recorded a non-cash goodwill impairment charge of $1,004 million. During 2018, SpinCo recorded an impairment of goodwill and other long-lived assets charge of $1,412 million.

Restructuring Charges

SpinCo recorded $50 million and $100 million in restructuring charges, primarily related to employee severance costs associated with its plans to reduce selling, general, and administrative expenses and consolidate operations centers, as well as automation initiatives for the years ended December 31, 2019 and 2018, respectively.

Operating Income/(Loss)

Operating losses for the year ended December 31, 2019, were $985 million compared to operating losses of $1,424 million for the year ended December 31, 2018.

Interest Expense

Interest expenses for the year ended December 31, 2019, were $1 million, compared to $2 million for the year ended December 31, 2018.

Foreign Currency Exchange Transaction Gains/(Losses), Net

Foreign currency exchange transaction gains/(losses), net, represents the net gain or loss on revaluation of receivables and payables. Fluctuations in the value of foreign currencies relative to the U.S. dollar, particularly the Euro, have a significant effect on SpinCo’s operating results. The average U.S. dollar to Euro exchange rate was $1.12 to €1.00 and $1.18 to €1.00 for the years ended December 31, 2019 and 2018, respectively.

SpinCo realized a net loss of $1 million and a net gain of $1 million for the years ended December 31, 2019 and 2018, respectively.

Other Income/(Expense), Net

Other expense, net, of $94 million for the year ended December 31, 2019, was primarily related to a non-cash expense of $165 million for pension settlements, which included plan transfers to third parties in the Netherlands, where SpinCo terminated its responsibility for future defined benefit obligations and transferred that responsibility to the third parties. This was partially offset by income from chargebacks to Nielsen for nonservice and settlement costs of $63 million. See Note 14 (“Pensions and Other Post-Retirement Benefits”) for more information.

Other income, net, of $3 million for the year ended December 31, 2018, was primarily related to an impairment of an asset classified as held-for-sale and certain nonservice-related pension amounts.

Income/(Loss) Before Income Taxes and Equity in Net Income of Affiliates

Losses were $1,081 million for the year ended December 31, 2019, compared to losses of $1,422 million for the year ended December 31, 2018, due primarily to the combined results mentioned above.

Income Taxes

The effective tax rates for the years ended December 31, 2019 and 2018, were (17.1)% and 1.1%, respectively.

SpinCo’s effective tax rate of (17.1)% for the year ended December 31, 2019, was lower than the U.K. statutory rate as a result of the impact of changes in estimates for uncertain tax positions and audit settlements, and the effect of global licensing activities, offset by the unfavorable impact of goodwill impairment, tax rate differences in other jurisdictions where SpinCo files tax returns, increases in valuation allowances, and withholding and foreign taxes. SpinCo’s effective tax rate for the year ended December 31, 2018, was lower than the U.K. statutory rate as a result of the impact of intercompany restructuring offset by the unfavorable impact of goodwill impairment, tax rate differences in other jurisdictions where SpinCo files tax returns, the effect of global licensing activities, withholding and foreign taxes, changes in estimates for uncertain tax positions, and the impact of the adjustments under the Tax Cuts and Jobs Act (“TCJA”).

At December 31, 2019 and 2018, SpinCo had gross uncertain tax positions of $32 million and $202 million, respectively. SpinCo also had accrued interest and penalties associated with these uncertain tax positions as of December 31, 2019 and 2018, of $19 million and $84 million, respectively.

Estimated interest and penalties related to the underpayment of income taxes is classified as a component of SpinCo’s provision or benefit for income taxes. It is reasonably possible that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits, along with related interest and penalties. Furthermore, the amounts ultimately paid may differ from the amounts accrued. An estimate of any possible change cannot be made at this time.

SpinCo’s future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where statutory rates are lower and earnings being higher than anticipated in countries where statutory rates are higher, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. Other factors that may affect SpinCo’s effective income tax rate include, but are not limited to, losses in jurisdictions where no income tax benefit can be recognized, changes in the valuation of deferred tax assets and liabilities, the establishment of valuation allowances against deferred income tax assets if SpinCo determined that it is more likely than not that future income tax benefits will not be realized, and audits by taxing authorities.

Adjusted EBITDA

Adjusted EBITDA increased 2.9% to $352 million for the year ended December 31, 2019, from $342 million for the year ended December 31, 2018, or an increase of 8.0% on a constant currency basis. SpinCo’s Adjusted EBITDA margin increased to 11.51% for the year ended December 31, 2019, from 10.90% for the year ended December 31, 2018. See “Results of Operations—Six Months Ended June 30, 2020 and 2019 and Years Ended December 31, 2019, 2018 and 2017” for the reconciliation of net income/(loss) to Adjusted EBITDA.

Combined Results for the Year Ended December 31, 2018, Compared to the Year Ended December 31, 2017

Revenues

The table below sets forth SpinCo’s revenue performance data for the year ended December 31, 2018, compared to the year ended December 31, 2017, both on an as-reported and constant currency basis.

(in millions)	Year Ended December 31, 2018	Year Ended December 31, 2017	% Variance 2018 vs. 2017 Reported	Year Ended December 31, 2017 Constant Currency	% Variance 2018 vs. 2017 Constant Currency
Measure	$2,211	$2,233	(1.0)%	$2,221	(0.5)%
Predict/Activate	927	1,045	(11.3)%	1,040	(10.9)%

Total SpinCo	$3,138	$3,278	(4.3)%	$3,261	(3.8)%

Revenues decreased 4.3% to $3,138 million for the year ended December 31, 2018, from $3,278 million for the year ended December 31, 2017, or a decrease of 3.8% on a constant currency basis. Revenues from Measure decreased 1.0% to $2,211 million for the year ended December 31, 2018, from $2,233 for the year ended December 31, 2017, or a decrease of 0.5% on a constant currency basis, primarily driven by pressure on spending from large multinational clients and competitive impacts in the U.S. Revenues from Predict/Activate decreased 11.3% to $927 million for the year ended December 31, 2018, from $1,045 for the year ended December 31, 2017, or a decrease of 10.9% on a constant currency basis. Revenues decreased as a result of softness in areas such as innovation and custom analytics.

Cost of Revenues, Exclusive of Depreciation and Amortization

The cost of revenues increased 3.8% to $1,624 million for the year ended December 31, 2018, from $1,565 million for the year ended December 31, 2017, or an increase of 3.9% on a constant currency basis, primarily due to the continued global investment in SpinCo’s services, including retailer investments.

Selling, General, and Administrative Expenses, Exclusive of Depreciation and Amortization

Selling, general, and administrative expenses decreased 1.1% to $1,214 million for the year ended December 31, 2018, from $1,228 million for the year ended December 31, 2017, or a decrease of 1.1% on a constant currency basis, due to productivity initiatives.

Depreciation and Amortization

Depreciation and amortization expenses were $212 million for the year ended December 31, 2018, as compared to $214 million for the year ended December 31, 2017.

Depreciation and amortization expenses associated with tangible and intangible assets acquired in business combinations remained consistent at $45 million for the years ended December 31, 2018, and December 31, 2017.

Impairment of Goodwill and Other Long-Lived Assets

During 2018, SpinCo recorded an impairment of goodwill and other long-lived assets charge of $1,412 million.

Restructuring Charges

SpinCo recorded $100 million and $55 million in restructuring charges, primarily related to employee severance costs associated with plans to reduce selling, general, and administrative expenses and consolidate operations centers, as well as automation initiatives for the years ended December 31, 2018 and 2017, respectively.

Operating Income/(Loss)

Operating losses for the year ended December 31, 2018, were $1,424 million compared to operating income of $216 million for the year ended December 31, 2017.

Interest Expense

Interest expenses remained consistent at $2 million for the years ended December 31, 2018 and 2017, respectively.

Foreign Currency Exchange Transaction Gains/(Losses), Net

Foreign currency exchange transaction gains/(losses), net, represents the net gain or loss on revaluation of receivables and payables. Fluctuations in the value of foreign currencies relative to the U.S. dollar, particularly the Euro, have a significant effect on SpinCo’s operating results. The average U.S. dollar to Euro exchange rate was $1.18 to €1.00 and $1.13 to €1.00 for the years ended December 31, 2018 and 2017, respectively.

SpinCo realized a net gain of $1 million and incurred a net loss of $7 million for the years ended December 31, 2018 and 2017, respectively.

Other Income/(Expense), Net

Other income, net of $3 million for the year ended December 31, 2018, was primarily related to an impairment of an asset classified as held-for-sale and certain nonservice-related pension amounts.

Other income, net of $14 million for the year ended December 31, 2017, was primarily related to the finalization of working capital and other matters associated with dispositions, partially offset by certain pension-related amounts reclassified from operating expense as a result of SpinCo’s adoption of the Accounting Standards Update (“ASU”) No. 2017-17 “Compensation—Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost.” See “Summary of Recent Accounting Pronouncements” below for more information.

Income/(Loss) Before Income Taxes and Equity in Net Income of Affiliates

Losses were $1,422 million for the year ended December 31, 2018, compared to income of $221 million for the year ended December 31, 2017, due primarily to the combined results mentioned above.

Income Taxes

The effective tax rates for the years ended December 31, 2018 and 2017, were 1.1% and 17.7%, respectively.

SpinCo’s effective tax rate of 1.1% for the year ended December 31, 2018, was lower than the U.K. statutory rate as a result of the impact of intercompany restructuring offset by the unfavorable impact of goodwill impairment, tax rate differences in other jurisdictions where SpinCo files tax returns, the effect of global licensing activities, withholding and foreign taxes, changes in estimates for uncertain tax positions, and the impact of the TCJA adjustments. SpinCo’s effective tax rate for the year ended December 31, 2017, was lower than the U.K. statutory rate as a result of the impact of the TCJA adjustments offset by the unfavorable impact of global licensing activities, withholding and foreign taxes, and changes in estimates for uncertain tax positions.

At December 31, 2018 and 2017, SpinCo had gross uncertain tax positions of $202 million and $195 million, respectively. SpinCo also has accrued interest and penalties associated with these uncertain tax positions as of December 31, 2018 and 2017, of $84 million and $69 million, respectively.

Estimated interest and penalties related to the underpayment of income taxes is classified as a component of SpinCo’s provision or benefit for income taxes. It is reasonably possible that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits, along with related interest and penalties. Furthermore, the amounts ultimately paid may differ from the amounts accrued. An estimate of any possible change cannot be made at this time.

SpinCo’s future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where statutory rates are lower and earnings being higher than anticipated in countries where statutory rates are higher, or by changes in tax laws, regulations, accounting principles, or interpretations thereof. Other factors that may affect SpinCo’s effective income tax rate include, but are not limited to, losses in jurisdictions where no income tax benefit can be recognized, changes in the valuation of deferred tax assets and liabilities, the establishment of valuation allowances against deferred income tax assets if SpinCo determined that it is more likely than not that future income tax benefits will not be realized, and audits by taxing authorities.

Adjusted EBITDA

Adjusted EBITDA decreased 36.1% to $342 million for the year ended December 31, 2018, from $535 million for the year ended December 31, 2017, or a decrease of 35.0% on a constant currency basis. SpinCo’s Adjusted EBITDA margin decreased to 10.90% for the year ended December 31, 2018, from 16.32% for the year ended December 31, 2017. See “Results of Operations—Six Months Ended June 30, 2020 and 2019 and Years Ended December 31, 2019, 2018 and 2017” for the reconciliation of net income/(loss) to Adjusted EBITDA.

Liquidity and Capital Resources

Cash flows from operations provided a source of funds of $80 million and a use of funds of $38 million, during the six months ended June 30, 2020 and 2019, respectively. This increase was primarily due to working capital timing, partially offset by the Adjusted EBITDA performance discussed above and higher employee annual incentive payments. Net cash from operating activities in the amount disclosed above represented SpinCo’s primary source of liquidity for the six months ended June 30, 2020, while SpinCo’s operations for the six months ended June 30, 2019 were funded primarily via Net transfers from Parent.

Cash flows from operations provided a source of funds of $208 million, $167 million, and $296 million during the years ended December 31, 2019, 2018 and 2017, respectively. This increase was driven primarily by lower employee annual incentive payments, lower retailer investments, and lower restructuring payments during the year ended December 31, 2019, partially offset by working capital timing and higher tax payments. Net cash from operating activities in the amounts disclosed above represented SpinCo’s primary source of liquidity for the years ended December 31, 2019, 2018, and 2017.

SpinCo’s contractual obligations and commitments over the next several years are significant. SpinCo believes it will have available resources to meet both short-term and long-term liquidity requirements. SpinCo expects that cash flow from operations will provide sufficient liquidity to fund current obligations, projected working capital requirements, restructuring obligations, and capital spending over the next year. Additionally, the subsidiaries that will be contributed to SpinCo are anticipated to have approximately $[        ] million of cash when contributed. SpinCo also intends to enter into a $[        ] million revolving credit facility to be drawn on in the event that its working capital and other cash needs are not supported by its operating cash flow. The definitive terms of this facility are subject to change and will be finalized prior to the closing of the separation and distribution.

Cash Flows for the six months ended June 30, 2020 versus 2019

Operating activities. Net cash provided by operating activities was $80 million for the six months ended June 30, 2020, compared to net cash used in operating activities of $38 million for the six months ended June 30, 2019. This increase in net cash provided by operating activities was primarily due to working capital timing, partially offset by the Adjusted EBITDA performance discussed above and higher employee annual incentive payments. SpinCo’s key collections performance measure, days sales outstanding (“DSO”), decreased by two days as compared to the same period of 2019.

Investing activities. Net cash used in investing activities was $110 million for the six months ended June 30, 2020, compared to $98 million for the six months ended June 30, 2019. The primary driver for the increase was higher acquisition payments during the six months ended June 30, 2020 as compared to the same period for 2019.

Financing activities. Net cash provided by financing activities was $30 million for the six months ended June 30, 2020, compared to $136 million for the six months ended June 30, 2019. The decrease in cash provided by financing activities was primarily due to the net effect of the settlement of intercompany transactions reflected as net transfers from Parent during six months ended June 30, 2020, as compared to the same period of 2019.

Cash Flows 2019 versus 2018

Operating activities. Net cash provided by operating activities was $208 million for the year ended December 31, 2019, compared to $167 million for the year ended December 31, 2018. This increase was driven primarily by lower employee annual incentive payments, lower retailer investments, and lower restructuring payments during the year ended December 31, 2019, partially offset by working capital timing and higher tax payments. SpinCo’s key collections performance measure, days sales outstanding (“DSO”), decreased by five days as compared to the same period of 2018.

Investing activities. Net cash used in investing activities was $207 million for the year ended December 31, 2019, compared to $171 million for the year ended December 31, 2018. The increase was driven primarily by a decrease in proceeds received from the sale of subsidiaries and affiliates, partially offset by a decrease in capital expenditures during the year ended December 31, 2019, as compared to the same period of 2018.

Financing activities. Net cash used in financing activities was $1 million for the year ended December 31, 2019, compared to net cash provided by financing activities of $4 million for the year ended December 31, 2018. The increase in cash used in financing activities was primarily due to the net effect of the settlement of intercompany transactions reflected as net transfers from Parent during the year ended December 31, 2019, as compared to the same period of 2018.

Cash Flows 2018 versus 2017

Operating activities. Net cash provided by operating activities was $167 million for the year ended December 31, 2018, compared to $296 million for the year ended December 31, 2017. This decrease was driven primarily by the Adjusted EBITDA performance discussed above, partially offset by lower tax payments. SpinCo’s key collections performance measure, DSO, decreased by two days as compared to the same period of 2017.

Investing activities. Net cash used in investing activities was $171 million for the year ended December 31, 2018, compared to $179 million for the year ended December 31, 2017. The decrease was primarily driven by an increase in proceeds received from the sale of subsidiaries and affiliates, partially offset by an increase in capital expenditures during the year ended December 31, 2018, as compared to the same period of 2017.

Financing activities. Net cash provided by financing activities was $4 million for the year ended December 31, 2018, compared to net cash used in financing activities of $117 million for the year ended December 31, 2017. The increase in cash provided by financing activities was primarily due to the net effect of the settlement of intercompany transactions reflected as net transfers from/(to) Parent during the year ended December 31, 2018, as compared to the same period of 2017.

Capital Expenditures

Investments in property, plant, equipment, software, and other assets totaled $85 million and $83 million for the six months ended June 30, 2020 and 2019, respectively.

Investments in property, plant, equipment, software, and other assets totaled $191 million, $215 million and $207 million in 2019, 2018 and 2017, respectively. In addition, SpinCo received $4 million and $30 million of proceeds from the sale of certain property, plant, and equipment and other assets during the years ended December 31, 2018 and 2017, respectively.

Commitments and Contingencies

Other Contractual Obligations

SpinCo’s other contractual obligations include finance lease obligations (including interest portion), facility leases, leases of certain computer and other equipment, agreements to purchase data and telecommunication services, and payment of principal on pension fund obligations.

At December 31, 2019, the minimum annual payments under these agreements and other contracts that had initial or remaining non-cancelable terms in excess of one year are as listed in the following table. Due to the uncertainty with respect to the timing of future cash flows associated with SpinCo’s unrecognized tax positions at December 31, 2019, SpinCo is unable to make reasonably reliable estimates of the timing of any potential cash settlements with the respective taxing authorities. Therefore, $51 million in uncertain tax positions (which includes interest and penalties of $19 million) have been excluded from the contractual obligations table below. See Note 18 (“Income Taxes”) to the Combined Financial Statements of SpinCo for a discussion on income taxes.

	Payments due by period
(in millions)	TOTAL	2020	2021	2022	2023	2024	Thereafter
Finance lease obligations(a)	$19	$3	$2	$2	$2	$2	$8
Operating leases(b)	225	69	46	30	17	13	50
Other contractual obligations(c)	230	176	46	5	3	—	—
Pension fund obligation(d)	17	17	—	—	—	—	—

Total	$491	$265	$94	$37	$22	$15	$58

(a)	SpinCo’s short-term and long-term finance lease obligations are described in Note 7 (“Leases”) to the Combined Financial Statements of SpinCo.
(b)	SpinCo’s operating lease obligations are described in Note 20 (“Commitments and Contingencies”) to the Combined Financial Statements of SpinCo.
(c)

Other contractual obligations represent obligations under agreement, which are not unilaterally cancelable by SpinCo, are legally enforceable and specify fixed or minimum amounts or quantities of goods and services at fixed or minimum prices. SpinCo generally requires purchase orders for vendor and third-party spending. The amounts presented above represent the minimum future annual services covered by purchase obligations including data processing, building maintenance, equipment purchasing, photocopiers, land and mobile telephone service, computer software and hardware maintenance, and outsourcing. SpinCo’s other contractual obligations are described in Note 20 (“Commitments and Contingencies”) to the Combined Financial Statements of SpinCo.

(d)

SpinCo’s contributions to pension and other post-retirement defined benefit plans were $24 million, $20 million, and $17 million during 2019, 2018, and 2017, respectively. Future minimum pension and other post-retirement benefit contributions are not determinable for time periods after 2020. See Note 14 (“Pensions and Other Post-Retirement Benefits”) to the Combined Financial Statements of SpinCo for a discussion on plan obligations of SpinCo.

Guarantees and Other Contingent Commitments

At June 30, 2020, SpinCo was committed under the following significant guarantee arrangements:

Sub-lease guarantees. SpinCo provides sub-lease guarantees in accordance with certain agreements pursuant to which it guarantees all rental payments upon default of rental payment by the sublessee. To date, SpinCo has not been required to perform under such arrangements and does not anticipate making any significant payments related to such guarantees, and accordingly, no amounts have been recorded.

Legal Proceedings and Contingencies

SpinCo is subject to litigation and other claims in the ordinary course of business, some of which include claims for substantial sums. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, SpinCo expects that the ultimate disposition of these matters will not have a material adverse effect on its operations or financial condition. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect future results of operations or cash flows in a particular period.

Off-Balance Sheet Arrangements

Except as disclosed above, SpinCo has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on its combined financial condition, changes in financial condition, results of operations, liquidity, capital expenditure, or capital resources.

Summary of Recent Accounting Pronouncements

Leases

Effective January 1, 2019, SpinCo adopted the new lease accounting standard using the transition method approved by the Financial Accounting Standards Board (“FASB”) on July 30, 2018, which allows companies to apply the provisions of the new leasing standard as of January 1, 2019, without adjusting the comparative periods presented. In addition, SpinCo elected the package of practical expedients permitted under the transition guidance within the new standard. This allowed SpinCo to carry forward the historical lease classification. Adoption of this standard resulted in the recording of net operating lease right-of-use (“ROU”) assets of $0.2 billion (amount is net of lease incentives and ASC 420 cease-use liabilities) and corresponding operating lease liabilities of $0.3 billion. Financial position for reporting periods beginning on or after January 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance. See Note 7 (“Leases”) to the Combined Financial Statements of SpinCo for further discussion.

Income Taxes

In February 2018, the FASB issued an ASU, “Reclassification of Certain Tax Effects From Accumulated Comprehensive Income.” The new standard gives companies the option to reclassify stranded tax effects caused by the newly enacted TCJA from accumulated other comprehensive income (“AOCI”) to net Parent investment. The new standard became effective for SpinCo on January 1, 2019. SpinCo is electing to not reclassify stranded income tax effects of the TCJA from AOCI to net Parent investment.

Financial Instruments—Credit Losses

Effective January 1, 2020, we adopted ASU, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The standard significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard replaced the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities are required to record allowances rather than reduce the carrying amount under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Upon adoption, this new standard did not have a significant impact on the Combined Financial Statements of SpinCo.

Compensation—Retirement Benefits—Defined Benefit Plans—General

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), which amends the current disclosure requirements regarding defined benefit pensions and other post-retirement plans, and allows for the removal of certain disclosures, while adding certain new disclosure requirements. This standard is effective for fiscal years beginning after December 15, 2020, and allows for early adoption. SpinCo does not expect this new standard to have a significant impact on its disclosures.

Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,” which amends and aims to simplify accounting disclosure requirements regarding a number of topics, including: intraperiod tax allocation, accounting for deferred taxes when there are changes in consolidation of certain investments, tax basis step-up in an acquisition, and the application of effective rate changes during interim periods, amongst other improvements. This standard is effective for fiscal years beginning after December 15, 2020, and allows for early adoption. SpinCo is assessing the impact of this new standard on the Combined Balance Sheets, Combined Statements of Operations, and its future disclosures.

SPINCO MANAGEMENT

Executive Officers Following the Separation and Distribution

The following table sets forth the individuals who are expected to serve as executive officers of SpinCo following the completion of the separation and distribution.

Name	Age	Position
David Rawlinson	44	Chief Executive Officer
Chandler Bigelow	51	Chief Financial Officer
[ ]	[ ]	[ ]

David Rawlinson

David Rawlinson, 44, is expected to serve as the Chief Executive Officer of SpinCo. Mr. Rawlinson has served on Nielsen’s Board of Directors since 2017. Previously, he was the Senior Vice President & President of the Online Business of W.W. Grainger, where he also previously served as the Vice President for Operations for the Online Business. From July 2012 until August 2015, he was Grainger’s Vice President, Deputy General Counsel and Corporate Secretary. From November 2009 until July 2012, Mr. Rawlinson was Vice President, General Counsel and Director of Corporate Responsibility of a division of ITT Exelis, formerly ITT Corporation. Prior to ITT Exelis, Mr. Rawlinson served as a White House Fellow and in appointed positions for the George W. Bush and Obama Administrations. In the Bush Administration, he was a leader of the outgoing transition. In the Obama Administration, he served as Senior Advisor for Economic Policy at the White House National Economic Council.

Chandler Bigelow

Chandler Bigelow, 51, is expected to serve as the Chief Financial Officer of SpinCo. Mr. Bigelow previously served as the Chief Financial Officer of Tribune Media Company. During his 21-year tenure at Tribune Media, Mr. Bigelow oversaw all aspects of finance, including treasury, pension and risk management, investor relations, financial reporting, SEC reporting/compliance, internal audit and tax. As a senior executive, he helped manage the Tribune’s spin-off of its newspaper publishing business, and served as the Tribune’s representative on the boards of CareerBuilder, Classified Ventures, TV Food Network and the Cooking Channel. He holds an MBA from the University of Wisconsin, Madison and a Bachelor of arts from Trinity College.

SPINCO DIRECTORS

SpinCo Board of Directors Following the Separation and Distribution

The following table sets forth the individuals who are expected to serve as directors of SpinCo following the completion of the separation and distribution. All of the nominees will be presented to SpinCo’s sole shareholder, Nielsen, for election prior to the completion of the separation and distribution.

Name	Age	Position
David Rawlinson	44	Director
[ ]	[ ]	[ ]

David Rawlinson

David Rawlinson, 44, is expected to serve as the Chief Executive Officer of SpinCo. Mr. Rawlinson has served on Nielsen’s Board of Directors since 2017. Previously, he was the Senior Vice President & President of the Online Business of W.W. Grainger, where he also previously served as the Vice President for Operations for the Online Business. From July 2012 until August 2015, he was Grainger’s Vice President, Deputy General Counsel and Corporate Secretary. From November 2009 until July 2012, Mr. Rawlinson was Vice President, General Counsel and Director of Corporate Responsibility of a division of ITT Exelis, formerly ITT Corporation. Prior to ITT Exelis, Mr. Rawlinson served as a White House Fellow and in appointed positions for the George W. Bush and Obama Administrations. In the Bush Administration, he was a leader of the outgoing transition. In the Obama Administration, he served as Senior Advisor for Economic Policy at the White House National Economic Council.

Director Independence

Under SpinCo’s Corporate Governance Guidelines and the [                ] listing requirements, at least a majority of SpinCo’s directors must be independent. Before joining the SpinCo Board of Directors and annually thereafter, each director will complete a detailed questionnaire that provides information about relationships that may affect the independence determination or that may otherwise require disclosure. The Nomination and Corporate Governance Committee then will complete an assessment considering all known relevant facts and circumstances about any relationship bearing on the independence of a director or nominee. In determining the independence of SpinCo directors, the Nomination and Corporate Governance Committee will consider sales and purchases of products and services, in the ordinary course of business, between SpinCo (including its subsidiaries) and other companies, as well as charitable organizations, where nominees are or have been executive officers.

The SpinCo Board of Directors is expected to affirmatively determine that all the directors, other than the Chief Executive Officer of SpinCo, qualify as independent under SpinCo’s Corporate Governance Guidelines for purposes of board service and Section [                ] of the [                ] listing requirements. Specifically, none of the nominees, other than the Chief Executive Officer of SpinCo, has a business, financial, family or other relationship with SpinCo that is considered to be material under SpinCo’s Corporate Governance Guidelines.

Committees of the Board of Directors

Effective upon the completion of the distribution, the SpinCo Board of Directors will have the following standing committees: an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee.

Each standing committee is expected to be composed exclusively of independent directors. Each standing committee will have the authority to retain independent advisors to assist in the fulfillment of its responsibilities, to approve the fees paid to those advisors and to terminate their engagements.

The SpinCo Board of Directors is expected to adopt written charters for each committee, which will be made available on its website in connection with the distribution.

Audit Committee
[ ] (Chair) [ ]

Provide assistance to the SpinCo Board of Directors with respect to its oversight of:

•  the quality and integrity of SpinCo’s financial statements and accounting and financial reporting process;

•  SpinCo’s compliance with legal and regulatory requirements applicable to financial statements and accounting and financial reporting process;

•  the qualifications, performances and independence of any independent registered public accounting firm(s) appointed by SpinCo for the preparation of its financial statements and issuing audit reports or performing other audit, review or attestation services for SpinCo;

•  the performance of SpinCo’s internal audit function; and

•  SpinCo’s key enterprise risks, including its information security, technology and privacy and data protection programs.

Prepare the Audit Committee report required by the SEC to be included in SpinCo’s annual proxy statement or as otherwise required by applicable laws or regulations.

Compensation Committee
[ ] (Chair) [ ]

•  Establish the compensation philosophy of SpinCo.

•  Review, set and approve compensation for SpinCo’s CEO and other executive officers and recommend compensation for the eligible directors.

•  Establish and administer SpinCo’s compensation plans and grant awards thereunder.

•  Advise the SpinCo Board of Directors on compensation-related disclosure to be included in SpinCo’s annual proxy statement or annual report on Form 10-K, as applicable.

•  Review, assess and make recommendations to the SpinCo Board of Directors and management regarding SpinCo’s leadership development and employee experience.

Nomination and Corporate Governance Committee
[ ] (Chair) [ ]

•  Identify individuals believed to be qualified to serve on the SpinCo Board of Directors consistent with criteria approved by the SpinCo Board of Directors and recommend director nominees to be elected by the shareholders at a shareholder general meeting or to be appointed by the SpinCo Board of Directors to fill vacancies or newly created directorships that may occur between such meetings.

•  Recommend to the SpinCo Board of Directors those to serve on committees of the SpinCo Board of Directors.

•  Develop and recommend to the SpinCo Board of Directors a set of corporate governance guidelines applicable to SpinCo.

•  Oversee the management continuity planning process.

•  Oversee the evaluation of the SpinCo Board of Directors, each committee thereof and management.

•  Otherwise take a leadership role in shaping the corporate governance of SpinCo.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2019, SpinCo was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those individuals who will serve as SpinCo’s executive officers following the distribution were made by Nielsen.

Corporate Governance

Shareholder Recommendations for Director Nominees

SpinCo’s articles of association will contain provisions in relation to the nomination process for the appointment of individuals to the SpinCo Board of Directors. SpinCo expects that the SpinCo Board of Directors will adopt a policy concerning the evaluation of recommendations of director candidates by the Nomination and Corporate Governance Committee.

Corporate Governance Guidelines

The SpinCo Board of Directors is expected to adopt Corporate Governance Guidelines in connection with the separation and distribution to assist it in guiding SpinCo’s governance practices. These practices will be regularly re-evaluated by the Nomination and Corporate Governance Committee in light of changing circumstances in an effort to continue serving SpinCo’s best interests and the best interests of its shareholders.

Communicating with the Board of Directors

SpinCo’s Corporate Governance Guidelines will include procedures by which shareholders and other interested parties who would like to communicate directly and confidentially with the chairperson of any of the Audit, the Nomination and Corporate Governance and the Compensation Committees or the independent members of the SpinCo Board of Directors as a group may do so by writing to any such party at SpinCo, [                ], Attn: Secretary. The Secretary will forward such communications to the intended recipient and will retain copies for SpinCo’s records.

Director Qualification Standards

The Nomination and Corporate Governance Committee charter will set forth certain criteria for the committee to consider in evaluating potential director nominees. In addition to evaluating a potential director’s independence, the Nomination and Corporate Governance Committee will consider whether director candidates have relevant experience, skills, qualifications and diversity in business and industry, government, education and other areas, and will monitor the mix of skills and experience of directors in order to assure that the SpinCo Board of Directors will have the necessary breadth and depth to perform its oversight function effectively. The Nomination and Corporate Governance Committee may re-evaluate the relevant criteria for board of directors membership from time to time in response to changing business factors or regulatory requirements. The full board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Nomination and Corporate Governance Committee.

Executive Sessions

SpinCo’s Corporate Governance Guidelines will provide that the independent directors should, as they deem appropriate, meet in regularly scheduled executive sessions without management.

Policies on Business Ethics

In connection with the distribution, SpinCo will adopt a Code of Conduct that requires all of its business activities to be conducted in compliance with laws, regulations and ethical principles and values. All directors, officers and employees of SpinCo will be required to read, understand and abide by the requirements of the Code of Conduct. The Code of Conduct will be accessible on SpinCo’s investor relations website. Only the SpinCo Board of Directors or the Audit Committee will be able to waive the Code of Conduct as it applies to directors or executive officers. Any waiver of the Code of Conduct for executive officers or directors will be promptly disclosed to shareholders in any practicable manner as may be required by law or stock exchange regulation. Any amendments to the Code of Conduct, and any waivers of the Code of Conduct for executive officers or directors, will be posted on the corporate governance page of SpinCo’s investor relations website, and will be similarly provided without charge upon written request.

Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters

In accordance with the Sarbanes-Oxley Act, SpinCo expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting controls or auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

Procedures for Approval of Related Person Transactions

SpinCo will adopt a written Related Person Transactions Policy which requires that all Related Person Transactions (defined as all transactions that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K in which SpinCo was or is to be a participant and the amount involved exceeds $120,000) in which any Related Person (defined as any person described in paragraph (a) of Item 404 of Regulation S-K) will have a direct or indirect material interest be approved or ratified by a committee of the SpinCo Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of the SpinCo Board of Directors.

SPINCO EXECUTIVE COMPENSATION

Pursuant to applicable rules, the Compensation Discussion and Analysis and related tabular and narrative disclosure that follow relate primarily to compensation arrangements for Nielsen’s named executive officers (“NEOs”) for calendar year 2019. In 2019, SpinCo was wholly owned by Nielsen, Nielsen’s NEOs functioned as SpinCo’s NEOs and the Nielsen Compensation Committee approved the compensation arrangements for Nielsen’s NEOs. Following the separation and distribution, SpinCo will have its own named executive officers and its own compensation committee, the SpinCo Compensation Committee. The SpinCo Compensation Committee will approve the compensation arrangements for SpinCo’s executive officers following the separation and distribution. For a list of the individuals expected to serve as executive officers of SpinCo following the separation and distribution and their biographical information, see the section entitled “SpinCo Management.” For a description of certain executive compensation arrangements that SpinCo expects to have in effect following the separation and distribution, see the section entitled “SpinCo Directors.”

COMPENSATION DISCUSSION AND ANALYSIS

Nielsen’s named executive officers for 2019 were:

David Kenny Chief Executive Officer and Chief Diversity Officer	Nancy Philips Chief Human Resource Officer (Who departed Nielsen on December 1, 2019)	Christopher Taft Senior Vice President and Corporate Controller (Duly authorized Chief Accounting Officer)

David Anderson Chief Financial Officer and Chief Operation Officer (Who departed Nielsen on December 31, 2019)	George Callard Chief Legal and Corporate Affairs Officer

Executive Compensation Overview

Nielsen’s executive compensation program is designed to motivate and reward Nielsen’s leadership team to deliver sustainable growth and financial performance while delivering long-term shareholder value.

Pay for Performance

Nielsen has a strong culture of pay for performance, which serves to align its goals and performance with pay outcomes for its executives. Nielsen conducts quantitative assessments of business financial performance and also evaluates individual contributions toward key business objectives in order to differentiate rewards. NEOs participate in the same performance assessment process applicable to all managerial employees, including an annual performance appraisal and semi-annual individual peer rankings of performance and leadership impact.

Nielsen’s NEOs participate in the same annual cash incentive plan that is applicable to all managerial employees, which in 2019 was funded based on full company annual revenue, adjusted EBITDA margin and free cash flow performance as described under “—How Pay Decisions are Made—Annual Incentive Plan 2019.”

Pay Competitively

Providing competitive pay opportunities is a hallmark of Nielsen’s compensation programs. The Nielsen Compensation Committee reviews each NEO’s compensation annually and considers several factors when making pay decisions:

1.

Target total direct compensation, which consists of base salary, annual cash incentive opportunity and long-term incentive compensation, is benchmarked against compensation for executives serving in similar roles within a peer group of companies selected for their business relevance and size appropriateness to Nielsen;

2.

Target total direct compensation for NEOs is generally positioned within a range of the peer group median, but pay for a specific individual may be positioned high or low relative to median, based on a variety of factors, including individual performance, span of responsibilities, seniority and tenure, and retention risks;

3.

The mix of base salary, annual incentive and long-term incentives is reviewed annually to ensure a significant portion of NEO pay is at risk based on the achievement of performance objectives or the performance of Nielsen’s share price and to ensure the right focus on short-term and long-term performance, with an emphasis on the latter; and

4.	Other factors reviewed include changes in role or responsibilities, Nielsen’s financial performance, and individual performance.

Variable Pay Is At Risk

Nielsen’s compensation programs are designed so that a significant portion of each NEO’s compensation is at risk; meaning that the compensation is dependent on the achievement of challenging annual and long-term performance goals and/or the performance of Nielsen’s share price as laid out in the charts and tables below. At risk compensation is composed of annual cash incentive awards and equity-based awards and does not include fixed pay, such as base salary. Long-term pay has historically been delivered exclusively in the form of equity to align the interests of the NEOs with the creation of value for Nielsen’s shareholders, and this was the case in 2019.

Executive Compensation Elements

Element	Purpose	Key Characteristics
Base Salary	Attract and retain top talent

•  The Nielsen Compensation Committee considers a variety of factors including: (1) Nielsen’s pay for performance philosophy, (2) peer group market data, (3) the NEO’s individual performance and contributions to the success of the business in the prior year, (4) Nielsen performance, (5) current pay mix, and (6) role changes.

Annual Incentive Plan (“AIP”)	Motivate NEOs to accomplish short-term business performance goals that contribute to long-term business objectives

•  AIP award opportunities are determined each year by reference to (1) Nielsen’s pay for performance philosophy, (2) peer group benchmarking and general market survey data, (3) the NEO’s individual performance and contributions to the success of the business in the prior year, (4) Nielsen performance, (5) current pay mix, (6) role changes, and (7) prior year award.

•  In 2019, Revenue, Adjusted EBITDA Margin and Free Cash Flow were the performance metrics for the AIP:

•  Adjusted EBITDA Margin and revenue are measured in combination with each other and represent a combined weighting of 70%; free cash flow (weighted 30%).

•  If either of the adjusted EBITDA Margin or revenue metrics fail to meet threshold (minimum) performance goals, there is no payout for the 70% portion of the AIP that is based on the achievement of these metrics.

Element	Purpose	Key Characteristics
Long-Term Incentive (“LTI”)	Deliver long-term sustainable performance and align executive rewards with long-term returns delivered to shareholders

•  LTI award values are determined each year by reference to (1) Nielsen’s pay for performance philosophy, (2) peer group benchmarking and general market survey data, (3) the NEO’s individual performance and contributions to the success of the business in the prior year, (4) Nielsen performance, (5) current pay mix, (6) role changes, and (7) prior year award.

Performance Restricted Stock Units (“PRSUs”) under Long Term Performance Plan	Alignment with long-term shareholder return

•  Subject to performance against three-year cumulative performance metrics. For 2019, they include:

•  Revenue compounded annual growth rate (“revenue CAGR”), weighted 50%

•  Adjusted Earnings per Share (“EPS”), weighted 50%

•  Relative total shareholder return acted as an overall performance modifier

•  Generally represents 60% of the annual grant-date LTI value

Restricted Stock Units (“RSUs”)	Alignment with shareholder return and retention	• Service-based equity is delivered in RSUs • Four-year service-vesting • Generally represents 40% of the annual grant-date LTI value

Performance Stock Options (“PSOs”)	Alignment with long-term shareholder return

•  Subject to a challenging stock price growth hurdle of 25% increase from the date of grant.

•  Awards vest in three equal annual installments

•  PSOs become exercisable only if:

•  Stock price goal is achieved for a period greater than or equal to 21 consecutive trading days within three years from the date of grant

•  Service vesting conditions are fulfilled

Health and Welfare Plans, Perquisites	Promote overall well-being and avoid distractions caused by unforeseen health/financial issues	• Health and Welfare plans generally available to other employees • De minimis financial planning and wellness services allowances

New Chief Legal Officer Compensation Arrangements

Mr. Callard was appointed Chief Legal Officer effective January 22, 2019 and became Chief Legal and Corporate Affairs Officer in June 2019.

His target annual compensation of $2,400,000 was positioned at the median of Nielsen’s market benchmarks and was comprised of:

Compensation Element	2019
Base Salary	$575,000
Annual Incentive	$625,000
Long-Term Incentives[1]	$1,200,000

1

Mr. Callard’s long-term incentive is comprised of 60% ($720,000) PRSUs and 40% ($480,000) service-based RSUs. PRSUs will be earned based on Nielsen achieving approved financial performance targets and vesting over the three-year period commencing January 1, 2020 provided Mr. Callard is an active employee on the vesting date. RSUs will vest in four equal annual installments commencing on the first anniversary of the grant date provided Mr. Callard is an active employee on the vesting date.

Mr. Callard also received a one-time hiring cash award of $250,000. Mr. Callard’s offer included the reimbursement of expenses incurred in financial planning of up to $15,000 and a health examination reimbursement of up to $2,500.

Summary of NEO Pay Decisions

Nielsen has a strong pay for performance culture which serves to align company goals and performance with pay outcomes for executives. Below are the highlights of NEO pay for 2019:

•	PRSU threshold performance was not met for the 2017–2019 PRSU cycle, resulting in no payouts for awards that matured on December 31, 2019.

•

2019 AIP financial performance exceeded targets resulting in overall pool funding of 107.7%. Payout as a percentage of target for Mr. Kenny was 107.7%, for Mr. Callard was 110% and for Mr. Taft was 115%. Due to their resignations, Mr. Anderson and Ms. Phillips did not receive any payout under AIP for 2019.

•	Mr. Kenny’s target compensation was unchanged between 2018 and 2019.

•	The Nielsen Compensation Committee approved an increase of $500,000 to Mr. Anderson’s LTI target in recognition of his taking over the additional responsibility as Chief Operating Officer (“COO”).

•

For the start of 2019, the Nielsen Compensation Committee approved an increase of $50,000 to Ms. Phillips’ AIP target and an increase of $150,000 to her annual LTI target. Ms. Phillips also received a one-time cash award of $300,000 in recognition of her exceptional contributions to the strategic review and re-alignment of Nielsen’s technology and operations infrastructure with each business segment driving greater end-to-end accountability. The payment of this award was subject to meeting Nielsen’s 1H financial targets.

David Kenny

Mr. Kenny has served as Nielsen’s Chief Executive Officer since December 2018. Early in 2019, Mr. Kenny was also appointed as Nielsen’s Chief Diversity Officer. There were no changes to Mr. Kenny’s target compensation in 2019. Details of Mr. Kenny’s annual compensation are set out in the tables below. Mr. Kenny also received a payment of $2.5 million in February 2019 to compensate him for the loss of a cash retention award from his former employer when he joined us and was reimbursed $40,000 for legal fees incurred in connection with accepting his position with us.

	2018 Actual	2019 Target[1]	2019 Actual[1]	% change from 2018
Base Salary	$75,000	NA	$1,300,000	NA
Annual Incentive	NA	$1,925,000	$2,073,000	NA
Long-Term Incentives	NA	$7,000,000	$7,000,000	NA

1

The amount under “2019 Target” represents the amount intended to be granted to, earned by and paid to Mr. Kenny. The amount under “2019 Actual” represents the amount actually granted to, earned by and paid to Mr. Kenny based on actual performance under the AIP. The amount for “Long-Term Incentives” is the value of the PRSU and RSU grants based on the closing price of Nielsen’s common stock on the NYSE on the grant date. The value reported in the Summary Compensation Table may differ slightly, as that represents the accounting grant date fair value. As to the PRSU portion of the “Long-Term Incentives,” the amount included above assumes target level achievement.

In 2019, Mr. Kenny was granted the following long-term incentive equity awards:

Grant Date	Grant Type	# Units	Value[1]	Performance Period
March 1, 2019	RSU	103,781	$2,800,000	NA
March 1, 2019	PRSU	155,670	$4,200,000	2019–2021

1

This is the value intended to be granted by the Nielsen Compensation Committee based on the closing price of Nielsen’s common stock on the grant date. Actual accounting grant date fair values reported in “Tables and Narrative Disclosure” will differ slightly. For the PRSUs, the amount reflected above assumes target level achievement.

David J. Anderson

Mr. Anderson served as Nielsen’s Chief Financial Officer from September 10, 2018 to December 31, 2019. In early 2019, Mr. Anderson was appointed Chief Operating Officer in addition to his CFO responsibilities. In recognition of his additional responsibilities as COO, the Nielsen Compensation Committee increased Mr. Anderson’s LTI target by $500,000.

Mr. Anderson also received a cash payment of $400,000 in March 2019 pursuant to the terms of his offer letter. Details of Mr. Anderson’s compensation are set forth in the tables below.

	2018 Actual[1]	2019 Target[2]	2019 Actual[2]		% change from 2018
Base Salary	$240,000	NA	$800,000		233%
Annual Incentive	$400,000	$800,000	$—	[3]	NA
Long-Term Incentives	$2,250,000	$2,750,000	$2,750,000		22%

1

2018 Actual represents salary amount paid to Mr. Anderson from September 10, 2018 to December 31, 2018. The annual incentive award payment made to Mr. Anderson for 2018 was a guaranteed payment under the terms of his offer letter of employment.

2

The amount under “2019 Target” represents the amount intended to be granted to, earned by and paid to Mr. Anderson. The amount under “2019 Actual” represents the amount actually granted to, earned by and paid to Mr. Anderson based on actual performance under the AIP. The amount for “Long-Term Incentives” is the value of the PRSU and RSU grants based on the closing price of Nielsen’s common stock on the NYSE on the grant date. The value reported in the Summary Compensation Table may differ slightly, as that represents the accounting grant date fair value. As to the PRSU portion of the “Long-Term Incentives,” the amount included above assumes target level achievement.

3

No annual incentive award was paid to Mr. Anderson for 2019 due to his resignation. However, under his separation agreement, a pro-rated portion of Mr. Anderson’s outstanding PRSUs (determined based upon his service from the beginning of the applicable performance period through December 31, 2019) will remain outstanding and eligible to vest. Mr. Anderson received accelerated vesting of a portion of each outstanding RSU award, determined as the number of RSUs scheduled to vest at the next vesting date pro-rated to reflect service since the last vesting date through December 31, 2019.

In 2019, Mr. Anderson was granted the following long-term incentive equity awards:

Grant Date	Grant Type	# RSUs/Options	Value[1]		Performance Period
March 1, 2019	RSUs	40,771	$1,100,000	[2]	NA
March 1, 2019	PRSUs	61,156	$1,650,000	[3]	2019-2021

1

This is the value intended to be granted by the Nielsen Compensation Committee based on the closing price of Nielsen’s common stock on the grant date. Actual accounting grant date values reported in “Tables and Narrative Disclosure” will differ slightly. As for the PRSUs, the amount reflected above assumes target level achievement.

2

Under his separation agreement, Mr. Anderson received accelerated vesting of a portion of each outstanding RSU award, determined as the number of RSUs scheduled to vest at the next vesting date pro-rated to reflect service since the last vesting date through December 31, 2019.

3

Under his separation agreement, a pro-rata portion of outstanding PRSUs (determined based upon his service from the beginning of the applicable performance period through December 31, 2019) will remain outstanding and eligible to vest through the end of the performance period.

George Callard

Mr. Callard has served as Chief Legal Officer since January 22, 2019 and became Chief Legal and Corporate Affairs Officer in June 2019. Since Mr. Callard was newly hired in 2019, no changes were made to his compensation during the year. Details of Mr. Callard’s annual compensation are set forth in the tables below. Mr. Callard was also paid a one-time hiring award of $250,000 in February 2019.

	2018 Actual	2019 Target[1]	2019 Actual[1]	% change from 2018
Base Salary	NA	NA	$528,558	NA
Annual Incentive	NA	$625,000	$690,000	NA
Long-Term Incentives	NA	$1,200,000	$1,200,000	NA

1

The amount under “2019 Target” represents the amount intended to be granted to, earned by and paid to Mr. Callard. The amount under “2019 Actual” represents the amount actually granted to, earned by and paid to Mr. Callard based on actual performance under the AIP. The amount for “Long-Term Incentives” is the value of the RSU and PRSU grants based on the closing price of Nielsen’s common stock on the NYSE on the grant date. The value reported in the Summary Compensation Table may differ slightly, as that represents the accounting grant date fair value. For the PRSU portion of the “Long-Term Incentives,” the amount included above assumes target level achievement.

In 2019, Mr. Callard was granted the following long-term incentive equity awards.

Grant Date	Grant Type	# RSUs/Options	Value[1]	Performance Period
March 1, 2019	RSUs	17,791	$480,000	NA
March 1, 2019	PRSUs	26,686	$720,000	2019-2021

1

This is the value intended to be granted by the Nielsen Compensation Committee based on the closing price of Nielsen’s common stock on the grant date. Actual accounting grant date values reported in “Tables and Narrative Disclosure” will differ slightly. For the PRSUs, the amount reflected above assumes target level achievement.

Nancy Phillips

Ms. Phillips served as Chief Human Resources Officer from January 9, 2017 to December 1, 2019, when she resigned from Nielsen. Following its annual review of Ms. Phillips’ compensation, the Nielsen Compensation

Committee increased her annual incentive target by $50,000 and her LTI target by $150,000. Details of Ms. Phillips’ annual compensation are set forth in the tables below. Ms. Phillips was also paid $300,000 in July 2019 as a one-time special cash award for her work on the Strategic Review.

	2018 Actual		2019 Target[1]	2019 Actual[1]		% change from 2018
Base Salary	$500,000		NA	$471,154		-6%
Annual Incentive	$—		$500,000	$—	[2]	0%
Long-Term Incentives	$1,300,000	[3]	$1,450,000	$1,450,000		11.5%
One-Time Long Term Retention Incentive	$2,600,000		NA	$—		NA

1

The amount under “2019 Target” represents the amount intended to be granted to, earned by and paid to Ms. Phillips. The amount under “2019 Actual” represents the amount actually granted to, earned by and paid to Ms. Phillips based on actual performance under the AIP. The amount for “Long-Term Incentives” is the value of the RSU and PRSU grants based on the closing price of Nielsen’s common stock on the NYSE on the grant date. The value reported in the Summary Compensation Table may differ slightly, as that represents the accounting grant date fair value. For the PRSU portion of the “Long-Term Incentives,” the amount included above assumes target level achievement.

2	Due to Ms. Phillips’ resignation on December 1, 2019, no annual incentive award was paid to her in 2019.

3	Due to Ms. Phillips’ resignation on December 1, 2019, she forfeited all PRSUs and RSUs subject to these grants.

In 2019, Ms. Phillips was granted the following long-term incentive equity awards:

Grant Date	Grant Type	# RSUs/Options	Value[1]	Performance Period
March 1, 2019	RSUs	21,497	$580,000	NA
March 1, 2019	PRSUs	32,246	$870,000	2019-2021

1

This is the value intended to be granted by the Nielsen Compensation Committee based on the closing price of Nielsen’s common stock on the grant date. Actual accounting grant date fair values reported in “Tables and Narrative Disclosure” will differ slightly. As to the PRSUs, the amount reflected above assumes target level achievement. Due to Ms. Phillip’s resignation on December 1, 2019, she forfeited all PRSUs and RSUs subject to these grants.

Christopher Taft

Mr. Taft was promoted to Senior Vice President and Corporate Controller and was also named duly authorized Chief Accounting Officer for the company on December 20, 2019. Details of Mr. Taft’s annual compensation are summarized in the table below. Mr. Taft was also paid a total of $75,000 as a one-time cash award in 2019 for his contributions in bringing the Strategic Review to a successful close.

	2018 Actual	2019 Target[1]	2019 Actual[1]	% change from 2018[2]
Base Salary	$257,017	NA	$281,769	10%
Annual Incentive	$60,000	$125,000	$144,000	140%
Long-Term Incentives	$50,000	$100,000	$100,000	100%
One-Time Long Term Retention Incentive	$150,000	NA	$200,000	33%

1

The amount under “2019 Target” represents the amount intended to be granted to, earned by and paid to Mr. Taft. The amount under “2019 Actual” represents the amount actually granted to, earned by and paid to Mr. Taft based on actual performance under the AIP. The amount for “Long-Term Incentives” is the value of the RSU grants based on the closing price of Nielsen’s common stock on the NYSE on the grant date. The value reported in the Summary Compensation Table may differ slightly, as that represents the accounting grant date fair value.

2

In January 2019, Mr. Taft was promoted from VP, Assistant Global Controller to VP, Interim Corporate Controller. Mr. Taft’s base salary was increased by $30,000, his 2019 annual incentive target by $45,000 and his 2019 long-term incentive target by $50,000, in recognition of his expanded responsibilities.

In 2019, Mr. Taft was granted the following long-term incentive equity awards:

Grant Date	Grant Type	# RSUs/Options	Value[1]	Performance Period
November 8, 2019	RSUs	4,914	$100,000	NA
November 8, 2019[2]	RSUs	9,828	$200,000	NA

1

This is the value intended to be granted by the Nielsen Compensation Committee based on the closing price of Nielsen’s common stock on the grant date. Actual accounting grant date values reported in “Tables and Narrative Disclosure” will differ slightly.

2

One-time long-term incentive award of time-vesting RSUs. This award was granted to Mr. Taft as a key leader who will drive leadership and engagement through the separation. Mr. Taft was not granted any PRSUs in 2019 as he did not become eligible for a PRSU grant until 2020.

PRSU Payouts Under the 2017 Long-Term Performance Plan

The performance period for Nielsen’s 2017 Long-Term Performance Plan (“LTPP”) ended on December 31, 2019. PRSU grants under this plan were made in February 2017 and their grant date fair value was disclosed in Nielsen’s 2017 proxy statement. As of December 31, 2019, no PRSUs granted under the 2017 LTPP were held by NEOS. Such PRSUs held by Ms. Phillips were forfeited at the time of her separation.

2017 LTPP Performance

Plan Metrics January 1, 2017 – December 31, 2019		Final Results Based on Performance from January 1, 2017 – December 31, 2019
Elements	Performance Target for 100% Payout	Result	Weight	Payout Percentage
Free Cash Flow[1]	$2.8 billion	$1.950 billion	60%	0%
Relative Total Shareholder Return[2]	50th Percentile	0th Percentile	40%	0%

Total Share	NA	NA	100%	0%

1

The free cash flow LTPP performance measure is the sum of free cash flow as reported in Nielsen’s Annual Report on Form 10-K for each of the fiscal years in the performance period, adjusted to eliminate foreign currency exchange translation impacts. The elimination of foreign currency exchange translation impacts for the 2017-2019 performance period reduced LTPP free cash flow performance results by $2 million. Please see Annex C for additional information on free cash flow in accordance with U.S. GAAP.

2

The relative total shareholder return LTPP performance measure is the change in Nielsen’s stock price over the three-year performance period, assuming monthly reinvestment of dividends, compared to that of a peer group of companies.

2017 LTPP Payouts

Below is a table of recent and projected future payouts under Nielsen’s LTPP. Nielsen’s variable pay programs continue to operate as intended.

	2016	2017	Projected 2018
Payout Percentage	0%	0%	0%[1]

1	Current projection of all performance metrics under the plan is not yet available.

Realizable Pay

A significant portion of executive pay is “at risk” and is dependent upon on business performance and market conditions. The actual pay earned during the year either as cash or through vesting of previously granted equity awards is referred to as “realizable pay.” Realizable pay is different from the amounts reported in the Summary Compensation Table, which uses the accounting grant date fair value for equity awards.

Nielsen defines realizable pay for any given year as the sum of:

•	Cash earned as base salary in that year;

•	Cash annual incentives and other bonuses earned in that year;

•

Intrinsic value (share price minus exercise price) of stock option awards vesting in that year using the closing price of Nielsen’s common stock as reported on the NYSE on the last trading day of that year;

•	Market value of equity awards vesting in that year using the closing price of Nielsen’s common stock as reported on the NYSE on the last trading day of that year; and

•	Value of financial planning reimbursements and executive wellness reimbursements as outlined under the “All Other Compensation” column of the Summary Compensation Table.

The table below presents the realizable pay for each of Nielsen’s NEOs for 2018 and 2019 and shows the total amount of compensation reported for each of Nielsen’s NEOs in the Summary Compensation Table for 2019.

Realizable Pay			Total Compensation in Summary Compensation Table
	2018	2019	Percentage Increase (Decrease)	2019	+/- 2019 Realizable Pay[1]
David Kenny[2]	$75,000	$9,385,364	12,414%	$12,936,400	38%
David Anderson[2]	$640,000	$1,367,466	114%	$3,557,346	160%
George Callard	NA	$1,470,058	NA	$2,712,868	85%
Nancy Phillips[2]	$624,488	$1,381,495	121%	$2,247,054	63%
Christopher Taft	NA	$523,018	NA	$810,369	55%

1	In all cases, the realized pay in 2019 is significantly lower than the values disclosed in the Summary Compensation Table.

2

The realizable pay value for Messrs. Kenny and Anderson increased in 2019 due to this being the first full year of salary. Mr. Kenny also received a bonus for 2019 performance. In addition, Messrs. Kenny and Anderson and Ms. Phillips all received value for RSUs that vested in 2019.

2019 Pay Decisions and Performance

Total Company Financial Performance

	Target	Result
Adjusted EBITDA Margin % at constant currency[1]	28.50%	28.5%
Revenue growth at constant currency[1]	1.2%	1.7%
Free Cash Flow	$550	$547MM

1

Nielsen calculates constant currency percentages by converting Nielsen’s prior-period local currency financial results using the current period foreign currency exchange rates and comparing these adjusted amounts to Nielsen’s current period reported results.

CEO Performance Assessment for David Kenny

Mr. Kenny’s performance was assessed on total Company financial performance (as described above under “—2019 Pay Decisions and Performance—Total Company Financial Performance”) and his performance against the objectives presented below.

Objectives

Deliver Nielsen’s shareholder commitments

•

Reported revenues for the full year decreased 0.3% to $6,498 million up 1.7% on a constant currency basis, exceeding the plan. The company’s practice is to focus primarily on constant currency results which are a better reflection of the underlying operating performance of the business. Adjusted EBITDA grew 1.4% on a constant currency basis compared to 2018, in line with Nielsen’s operating plan.

•

Revenues in the Connect business grew for the first time since 2016, up 0.7% on a constant currency basis to $3.057 million, driven by strong growth in Nielsen’s Measure products. The business executed on Nielsen’s transformation and strengthened Nielsen’s overall leadership position in the global CPG and retailer ecosystems. Developed markets in Connect grew at 0.2% at constant currency while emerging markets grew at 2.3% at constant currency.

•	Revenues in Nielsen’s Media business increased 2.6% on a constant currency basis to $3,441 million driven by strong performance in Audience Measurement (3.0% growth constant currency).

•	In 2019, Nielsen’s total shareholder return continued to trail broader markets, though declines were significantly mitigated compared to 2018.

•

Nielsen continued to align its portfolio with tuck-in acquisitions and divestitures. In 2019, we closed on acquisitions including Ebiquity’s Advertising Intelligence business, Sorenson Media and CCR International Research in South America. In addition, we divested Nielsen’s Music business.

Strategic review

•

On November 7, 2019, Nielsen announced its intent to spin off the Global Connect business and operate as two independent publicly traded companies. This brought an end to a strategic review process that lasted over 15 months. Mr. Kenny played a central role in the process working with the Nielsen Board of Directors and outside advisors to finalize the plan to separate the company. The review process included an in-depth analysis of Nielsen’s businesses, strategies and market opportunities.

•

In conjunction with the strategic review, Mr. Kenny also led the effort to develop fit-for-purpose capital structure targets for both companies at the time of the spin off. The quarterly dividend was adjusted from $0.35 to $0.06 per share effective December 2019. This is a key component of achieving the desired leverage ratios for each business by the time of the spin off.

Develop the leadership team

•

Mr. Kenny established a culture of accountability and organized both the Global Connect and Global Media businesses to have clear goals, transparent metrics, and alignment between internal and external reporting. This allowed many of Nielsen’s leaders to shine, and was key to delivering consistent financial results during 2019.

•	Mr. Kenny led the hiring of a new Chief Legal Officer George Callard, after Eric Dale resigned in early 2019.

•

After the conclusion of the strategic review, Mr. Kenny also led the recruitment efforts to find the right talent for the next several years in both companies. Mr. Kenny led the hiring of Chief Human Resources Officer (Laurie Lovett), CFO (Linda Zukauckas), Global Connect CEO (David Rawlinson), Global Connect Chief Marketing Officer (Jacqueline Woods), Media Chief Product Officer (Eric Bosco) and Media Chief Growth Officer and President, International (Sean Cohan).

Create a diverse and inclusive culture

•	Mr. Kenny assumed Chief Diversity Officer role in early 2019 to drive full accountability for diversity and inclusion in every aspect of Nielsen’s business.

•	Nielsen was recognized and awarded the No. 16 spot on the prestigious DiversityInc list of the 2019 Top 50 Companies for Diversity, moving up three places from 2018.

•

For the seventh consecutive year, Nielsen earned a 100% score on the Human Rights Campaign Foundation’s Corporate Equality Index and was recognized as a “Best Place to Work” for LGBTQ Equality and earned equivalent recognition from HRC Mexico’s Equidad MX Index.

•

Nielsen earned the top 100% score on the Disability Equality Index and was recognized for the fifth year as “Best Place to Work for Disability Inclusion” by DisabilityINC and the American Association of People with Disabilities.

•

Filed an amicus brief with the US Supreme Court supporting lower court decisions to not add a citizenship question to the census. This is important to the integrity of Nielsen’s measurement businesses, and to ensure all Americans are counted by Nielsen.

Strengthen relationships with Nielsen’s clients and partners

•	Met with more than 100 CEOs of Media Companies, Retailers, CPG companies, Advertisers, Agencies, Sports Leagues, and Gaming Companies.

•	Secured key extensions/renewals with P&G, J&J, Unilever Europe, KraftHeinz, Colgate, Viacom, NBCU/Comcast, Entercom, Nexstar, and Discovery.

•	Mr. Kenny also helped with Nielsen’s perception as a forward leaning company with a CEO presence in Sun Valley and Davos, where he chaired Media, Entertainment, and Culture Governors.

•

Accelerated deployment of the Nielsen Connect platform where we are live with key clients such as Coca-Cola, UNFI and Beiersdorf. The Nielsen Connect platform is an important driver of client wins and renewal discussions, including recently renewed global, multi-year partnerships with Colgate and Kimberly Clark.

•

Linear TV continues to be an important part of Nielsen’s business and Nielsen’s currency measurement, critical to Nielsen’s clients. Nielsen renewed every National TV contract that came up last year with multi-year agreements and price escalators.

Performance Assessment

The AIP formula (see under “—How Pay Decisions are Made—Annual Incentive Plan 2019”) provided Mr. Kenny with an initial AIP payout of 107.7% of his target award opportunity. In addition to Nielsen’s financial performance, the Nielsen Compensation Committee considered Mr. Kenny’s progress against challenging objectives in his first year and approved a payout of $2,073,000, or 107.7% of Mr. Kenny’s target award opportunity. Mr. Kenny also received a payment of $2.5 million in February 2019 to compensate him for the loss of a cash retention award from his former employer when he joined us.

Performance Assessment for George Callard

Mr. Callard was assessed on total company financial performance (as described above under “—2019 Pay Decisions and Performance—Total Company Financial Performance”) and his performance against the objectives presented below.

Objectives

Strategic Review

Mr. Callard played a critical role throughout the Strategic Review process managing the many legal and regulatory matters that arose in connection with the process, as well as overseeing the due diligence process.

Corporate Governance

Mr. Callard continued to lead the governance aspects of Nielsen. In addition, Mr. Callard worked on the successful addition of a new member of the Nielsen Board of Directors and the hiring of a new Chief Human Resources Officer.

Acquisitions

Mr. Callard was instrumental in the closing of several “tuck-in” acquisitions as contemplated in Nielsen’s strategic plan. All were closed on time and in alignment with expected financial parameters.

Commercial Agreements

Mr. Callard and his team were also instrumental in the successful renewal of many critical commercial agreements with key Nielsen customers as set forth in Nielsen’s strategic plan.

Compliance, Integrity, Enterprise Risk Management and Security

Mr. Callard continued to build out best-in-class governance and integrity programs. Mr. Callard restructured the Compliance, Integrity, ERM and Security functions to ensure closer collaboration among responsible personnel. Mr. Callard also elevated the Chief Information Security Officer position to provide for direct reporting into the Chief Legal Officer, as well as advocating for the establishment of two Business Information Security Officer positions—assigned respectively to the Media and Connect businesses—to better align cyber security with the commercial and product teams.

Performance Assessment

The AIP formula (see under “—How Pay Decisions are Made—Annual Incentive Plan”) provided Mr. Callard an initial AIP payout of 107.7% of his target award opportunity. In addition to Nielsen’s financial performance, the Nielsen Compensation Committee considered Mr. Callard’s progress against challenging objectives in his first year and approved a payout of $690,000, or 110% of Mr. Callard’s target award opportunity. Mr. Callard was also paid a one-time hiring award of $250,000 in February 2019.

Performance Assessment for Christopher Taft

Mr. Taft was assessed on total company financial performance (as described above under “—2019 Pay Decisions and Performance—Total Company Financial Performance”) and his performance against the objectives presented below.

Objectives

Strategic Review and Business Reorganization

Mr. Taft played a critical role in the financial diligence phase of the strategic review and led the effort on preparation of carve-out audited financial statements. Mr. Taft led the preparation of internal revisions of historical financial data that helped with the reorganization of the company into two stand-alone Global Media and Global Connect businesses.

New Lease Accounting Adoption and Implementation

Mr. Taft led the implementation of the new lease accounting standard including a system implementation, and updating of global accounting policies. With the new standard, the operating leases are now recorded on the balance sheet with a $0.5 billion impact of right of use assets and $0.6 billion impact of right of use liabilities at adoption.

Acquisitions

Mr. Taft led the accounting effort in the closing of several “tuck-in” acquisitions as contemplated in Nielsen’s strategic plan. All were closed on time and in alignment with expected financial parameters.

Corporate Governance

Mr. Taft played a key role in enhancing governance protocols for external financial reporting by improving the disclosure related controls.

Training and Development

Mr. Taft provided technical accounting training to entry-level and mid-career finance associates and actively mentored associates from the company’s financial leadership program and diverse leadership network program.

Performance Assessment

The AIP formula (see under “—How Pay Decisions are Made—Annual Incentive Plan 2019”) provided Mr. Taft an initial AIP payout of 107.7% of his target award opportunity. In addition to Nielsen’s financial performance, the Nielsen Compensation Committee considered Mr. Taft’s progress against challenging objectives as Corporate Controller and approved a payout of $144,000, or 115% of Mr. Taft’s target award opportunity.

How Pay Decisions are Made

Annual Base Salaries

Base salary is the only fixed component of Nielsen’s executive officers’ compensation. The Nielsen Compensation Committee considers benchmark compensation information for executives serving in similar positions at peer companies and general market survey data supplied by its compensation consultant, Meridian Compensation Partners, LLC (“Meridian”), to help ensure that base salaries of Nielsen’s executive officers are competitive in the marketplace and are serving their purpose to attract and retain top talent.

The Nielsen Compensation Committee considers salary increases for Nielsen’s executive officers generally in 24-36+ month intervals unless there is a change in role or circumstances that warrant consideration.

Executive officers are not involved in determining their own compensation.

Annual Incentive Plan 2019

The purpose of the AIP is to motivate executives to accomplish short-term business performance goals that contribute to long-term business objectives. The Nielsen Compensation Committee approves the applicable performance measures and performance targets under the AIP at the beginning of each year. At the beginning of the fiscal year following the end of the performance period Nielsen’s and the executives’ actual achievement under the performance measures and performance targets is reviewed and assessed, and the Nielsen Compensation Committee approves the cash amounts payable to such executives. The NEOs participate in the same incentive plan as the Nielsen’s senior managers.

In determining the target opportunity for each NEO, the Nielsen Compensation Committee considered benchmark compensation information for executives serving in similar positions at peer companies and general market benchmark data provided by Meridian; executives’ total direct compensation mix; changes in role and job responsibilities; and Nielsen’s financial performance and individual performance.

Under the AIP, the maximum potential annual incentive payout for the NEOs is 200% of their annual incentive target.

Due to their resignations, neither of Mr. Anderson nor Ms. Phillips received a payout under the AIP for 2019.

Annual Incentive Plan Payout Formula

•

The amount at which the AIP funds and is available for payouts is derived formulaically based on adjusted EBITDA margin, revenue and free cash flow performance against a target and is expressed as a “funding percentage”; see—“Performance—Payout Formula” table below.

•	Initial individual payouts are determined by applying the “funding percentage” to the individual’s target award opportunity.

•	Final individual payouts are determined after a full assessment of:

•	Each individual’s contribution to overall company performance; see “—2019 Pay Decisions and Performance—Total Company Financial Performance”;

•	Other individual quantitative performance objectives; and

•	A qualitative assessment to take into account, as appropriate, degree of difficulty, extraordinary market circumstances, and leadership impact.

•	Based on the full assessment, individual payouts may be adjusted up or down from the initial payout to ensure that total performance is reflected in the final payouts.

•	Aggregate payouts under the AIP cannot exceed the amount of the funded plan pool.

•

Adjusted EBITDA margin and revenue metrics operate in combination with each other; while free cash flow operates independently. If either of the adjusted EBITDA Margin or revenue metrics fail to meet threshold performance goals, there is no payout for the 70% portion of the AIP that is based on the achievement of these metrics.

Performance targets are aggressive and achievable

•

In establishing the adjusted EBITDA margin, revenue and free cash flow targets, the Nielsen Compensation Committee considered Nielsen’s historical performance against prior year targets and concluded that the process had been effective in establishing targets that were both aggressive and achievable.

The adjusted EBITDA margin, revenue and free cash flow performance targets are the operating plan targets approved by the Nielsen Board of Directors

•

The Nielsen Compensation Committee believes that adjusted EBITDA margin, revenue & free cash flow metrics are highly correlated to the creation of value for Nielsen’s shareholders and are an effective measure of the NEOs’ contributions to short-term performance.

Funding formula and individual payouts

•

Revenue and adjusted EBITDA margin are measured in combination with one another, not independently (70% weight). Threshold performance must be achieved for both metrics in order for either to fund. 100% funding is accomplished when both metrics meet target performance as approved by the Nielsen Compensation Committee at the beginning of the plan year. 200% funding is accomplished when both metrics meet maximum performance as approved by the Nielsen Compensation Committee at the beginning of the plan year. Funding and payouts are capped at 200%. If either of the adjusted EBITDA margin or revenue metrics fail to meet threshold performance goals, there is no payout for this portion of the AIP.

Performance—Payout Formula

			Revenue ($M)
Adjusted EBITDA Margin and Revenue Performance-Payout Matrix			Growth vs Prior Year (Index %)	Threshold $6,450 100%	Lower Mid $6,489.5 100.6%	Revenue ($M) Target $6,529 101.2%	Upper Mid $6,594 102.2%	Maximum $6,659 103.2%
Adjusted EBITDA Margin	Maximum	29.5%	100 bps	110%	130%	150%	175%	200%
	Upper Mid	29.0%	50 bps	92.5%	108.75%	125%	150%	175%
	Target	28.5%	0 bps	75%	87.5%	100%	125%	150%
	Lower Mid	28.0%	(50) bps	62.5%	75%	87.5%	108.75%	130%
	Threshold	27.5%	(100) bps	50%	62.5%	75%	92.5%	110%

•

Free Cash Flow is measured independently (30% weight). A 100% funding percentage is achieved if performance meets the performance targets as approved by the Nielsen Compensation Committee at the beginning of the plan year. If performance falls below the minimum threshold, no payouts are awarded for this portion of the AIP. Funding and payouts are capped at 200%.

	Free Cash Flow
Performance Milestones	Growth vs Prior Year (Index %)	Funding/ Initial Payout %[1]
Maximum	110.7%	200%
Exceptional	106.1%	150%
Target	101.5%	100%
Minimum	92.3%	50%
< Minimum	<92.3%	0%

1	The AIP funding percentage and initial payout percentage are determined using linear interpolation if actual performance falls between any two performance levels.

2019 Results

In February 2020, the Nielsen Compensation Committee evaluated performance under the 2019 AIP. The Nielsen Compensation Committee determined that Nielsen’s revenue performance exceeded targets while adjusted EBITDA margin and free cash flow performance met targets resulting in a funding percentage of 107.7%.

Long-Term Incentives

The purpose of long-term incentive awards is to focus executives on long-term sustainable performance and to align executive rewards with long-term returns delivered to shareholders. Currently, all long-term incentives are delivered as equity-based awards.

LTI MIX – 60% IS SUBJECT TO QUANTIFIABLE LONG-TERM PERFORMANCE GOALS

Equity-based awards are made to executives, other employees and directors pursuant to the Nielsen 2019 Stock Incentive Plan (the “2019 Plan”). Nielsen’s goal is to provide at least 50% of the NEOs’ total direct compensation pay mix in long-term equity, progressing to 60% over time, and to have 60% of the LTI subject to quantifiable long-term performance metrics, which are granted as PRSUs.

Nielsen’s practice is to grant the service-based portion of LTI as RSUs to align with market practice in the digital marketplace in which we compete for top talent and in recognition of Nielsen’s belief that RSUs incent executives to improve performance through share price appreciation. RSUs also provide a powerful retention effect.

Prior to finalizing award sizes, the Nielsen Compensation Committee considers:

•	Current financial performance and individual performance;

•	General industry market benchmarks and peer group data provided by its compensation consultant, Meridian;

•	Executives’ total direct compensation mix and prior year award values; and

•	Changes in role and job responsibilities.

Performance Restricted Stock Units Awarded Under the Long-Term Performance Plan

2019 Plan

LTPP participants are awarded a target number of PRSUs that are earned subject to Nielsen’s performance against three cumulative three-year performance metrics. For the 2019 plan, there are two core metrics. 50% of the total LTPP award opportunity will be based on three-year revenue CAGR and the remaining 50% will be based on three-year Adjusted EPS performance. Relative total shareholder return (“rTSR”) will act as a modifier such that the payout earned from the two core metrics will be adjusted by applying a multiplier whose size and direction up or down is based on Nielsen’s rTSR percentile positioning against the peer group.

Adjusted EPS is defined as U.S. GAAP EPS plus add backs which may include amortization related to acquired intangible assets, restructuring, and other non-operating items.

The performance period for the 2019 grant commenced on January 1, 2019 and ends on December 31, 2021. Grants are denominated in PRSUs and settled in Nielsen shares. Based on the performance at the end of the three-year period, executives may earn less or more than the target PRSUs granted. Revenue CAGR below 2% or Adjusted EPS performance below 97.2% of target will result in zero percent payout for that metric. Payouts for each metric are calculated independently of each other. The maximum payout for each metric is 200%.

The table below summarizes the LTPP performance-payout matrix for the 2019 cycle.

Plan Design[1]
Metric	Weight		Threshold	Target	Maximum
Revenue CAGR	50%	Performance	2% CAGR	2.5% CAGR	3.0% CAGR
		Payout	50%	100%	200%
ADJUSTED EPS	50%	Performance	97.2%	100%	102.7%
		Payout	50%	100%	200%

1	The performance metrics operate independently.

The payouts earned from the two core metrics are adjusted by applying a multiplier whose size and direction up or down is based on Nielsen’s rTSR percentile positioning against the peer group. rTSR performance between the 40th and 60th percentile of the peer group does not warrant any modification to payouts earned based on revenue and Adjusted EPS performance. If the rTSR performance falls between the 60th and 75th percentile, a multiplier of 1.15 is applied to the payout earned based on core metrics. Similarly a multiplier of 1.25 is applied for rTSR performance falling above the 75th percentile of the peer group. No upside modifier is applied if one of the core metrics does not meet threshold performance.

On the downside, if rTSR performance falls between the 25th and 40th percentile, a multiplier of 0.85 is applied to the payout earned based on core metrics. Similarly a multiplier of 0.75 is applied for rTSR performance falling below the 25th percentile of the peer group. The illustration below summarizes how the modifier works.

Relative Total Shareholder Return Peer Group

Each year, the Nielsen Compensation Committee reviews the peer group in order to determine the appropriate peer companies used to measure Nielsen’s rTSR for grants made that year under the LTPP. The peer group for determining achievement under rTSR is distinct from the peer group used to evaluate grants made that year and set compensation levels discussed under “—Compensation Practices and Governance—Benchmarking.” In their review of the peer group used to measure rTSR, the Nielsen Compensation Committee considers the following:

•	Companies in businesses similar to Nielsen and/or representative of the markets it serves;

•	Companies with similar economic profiles to Nielsen; and

•	Companies with historical stock price correlation to Nielsen’s stock price.

Based on this review, the Nielsen Compensation Committee made no changes to the 2018 rTSR peer group for 2019.

2019 LTPP Peer Group
Accenture plc	MSCI Inc.
Dun & Bradstreet Corporation	Omnicom Group, Inc.
Equifax Inc.	Publicis Groupe (ADR)
Experian plc	RELX (NV)
FactSet Research Systems Inc.	S&P Global, Inc.
IHS Markit Ltd.	Verisk Analytics, Inc.
The Interpublic Group of Companies, Inc.	Wolters Kluwer (NV/ADR)
IQVIA Holdings Inc. (formerly Quintiles IMS Holdings Inc.)	WPP plc (ADR)
Moody’s Corporation

Compensation Practices and Governance

Nielsen Compensation Committee

The Nielsen Compensation Committee regularly reviews the philosophy and goals of the executive compensation program and assesses the effectiveness of compensation practices and processes. The Nielsen Compensation Committee sets performance goals and assesses performance against these goals. The Nielsen Compensation Committee considers management’s recommendations, the peer group benchmark compensation information and general market survey data provided by its independent consultant as well as the judgment of the CEO on the performance of his direct reports. The CEO does not participate in the Nielsen Compensation Committee discussion regarding his own compensation. The Nielsen Compensation Committee makes its decisions based on its assessment of both Nielsen and individual performance against goals, as well as on its judgment as to what is in the best interests of Nielsen and its shareholders.

The responsibilities of the Nielsen Compensation Committee are described more fully in its charter, which is available on the Corporate Governance page of Nielsen’s website at www.nielsen.com/investors under Corporate Governance: Governance Documents: Nielsen Compensation Committee Charter. In fulfilling its responsibilities, the Nielsen Compensation Committee is entitled to delegate any or all of its responsibilities to subcommittees of the Nielsen Compensation Committee. The Nielsen Compensation Committee may delegate to one or more officers of Nielsen the authority to make grants and awards of cash or options or other equity securities to any non-Section 16 officer of Nielsen under its incentive-compensation or other equity-based plans as the Nielsen Compensation Committee deems appropriate and in accordance with the terms of such plan; so long as such delegation is in compliance with the relevant plan and subject to the laws of England and Wales and Nielsen’s articles of association.

Independent Compensation Consultant

The Nielsen Compensation Committee retains Meridian as its compensation consultant. Meridian has provided peer group benchmark compensation information, general market survey data, and perspectives and advice on executive and director compensation and related governance. Meridian and its affiliates did not provide any services to Nielsen or its affiliates in 2019 other than executive and director compensation consulting to the Nielsen Compensation Committee. Discussions between Meridian and Nielsen management are limited to those discussions necessary to complete work on behalf of the Nielsen Compensation Committee.

The Nielsen Compensation Committee determined that Meridian and its lead consultant for Nielsen satisfy the independence factors described in the NYSE listing rules. The Nielsen Compensation Committee also determined that the work performed by Meridian in 2019 did not raise any conflict of interest.

Benchmarking

The Nielsen Compensation Committee uses a peer group of companies, selected for their business relevance and size appropriateness to Nielsen, as one of many considerations when making executive compensation pay decisions. To account for differences in Nielsen’s size compared to market benchmarks, the market data are statistically adjusted as necessary to allow for valid comparisons to similarly-sized companies. The peer group information may also be supplemented by general industry survey data selected by Meridian to provide reasonable benchmarks for a company of Nielsen’s size and business type. After a review by the Nielsen Compensation Committee, the following are the 2019 peer group companies:

2019 Peer Group
Adobe Systems Incorporated	IHS Markit Ltd.
Alliance Data Systems Corporation	The Interpublic Group of Companies, Inc.
Automatic Data Processing, Inc.	IQVIA Holdings Inc.
Cognizant Technology Solutions Corporation	Moody’s Corporation
Equifax Inc.	Omnicom Group, Inc.
Experian plc	S&P Global, Inc.
Fiserv, Inc.	Thomson Reuters Corporation
Gartner, Inc.	Verisk Analytics, Inc.

Share Ownership Guidelines

To ensure strong alignment of executive interests with the long-term interests of shareholders, Nielsen executives are required to accumulate and maintain a meaningful level of share ownership in Nielsen.

The table below presents the guidelines and actual share ownership as of December 31, 2019 for each of Nielsen’s NEOs.

	Guideline	Guideline Shares[1]	Share Ownership[2]
Mr. Kenny	6 x salary	384,200	600,392
Mr. Anderson	3 x salary	118,200	86,175
Mr. Callard	1 x salary	28,300	18,646
Ms. Phillips	1 x salary	NA	NA
Mr. Taft	1 x salary	17,200	18,138

1	The guideline shares were reset using $20.30, the closing price of Nielsen’s common stock on the NYSE on December 31, 2019.
2	Eligible shares include beneficially-owned shares held directly or indirectly, jointly-owned shares and unvested RSUs.

Other Policies and Guidelines

Perquisites

Nielsen provides its NEOs with limited perquisites, reflected in the “All Other Compensation” column of the Summary Compensation Table and described in the footnotes. NEOs may claim financial planning and executive wellness expenses capped each year at $15,000 and $2,500, respectively. In very limited circumstances, we may permit NEOs and their family members to access Nielsen’s contractual arrangement for private aircraft for their personal use. None of the NEOs used the aircraft for personal use in 2019. In certain circumstances, where necessary for business purposes, we also provide reimbursement for relocation expenses.

Severance

Nielsen believes that severance protections play a valuable role in attracting and retaining key executive officers. The terms of Nielsen’s policy are described in further detail under “—Tables and Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Change in Control

Equity awards made in 2011 or later, under the Amended and Restated Nielsen 2010 Stock Incentive Plan (“2010 Plan”) and the Nielsen 2019 Stock Incentive Plan (“2019 Plan”) do not vest automatically solely in the event of a change in control. The treatment of unvested equity awards upon a change in control is described in further detail under “—Tables and Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

Clawback Policy

Nielsen’s clawback policy requires the CEO and his executive direct reports, in all appropriate cases, to repay or forfeit any bonus, short-term incentive award or amount, or long-term incentive award or amount awarded to the executive, and any non-vested equity-based awards previously granted to the executive if:

•

The amount of the incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement or the correction of a material error;

•	The executive engaged in intentional misconduct that caused or partially caused the need for the restatement or caused or partially caused the material error; and

•	The amount of the incentive compensation that would have been awarded to the executive, had the financial results been properly reported, would have been lower than the amount actually awarded.

Short-Sales, Hedging and Pledging Prohibition

As part of Nielsen’s securities trading policy, all employees, including Nielsen’s NEOs and non-employee directors, are prohibited from engaging in short-selling of Nielsen’s securities, trading activity designed to profit from fluctuations in the price of Nielsen’s securities or in hedging transactions involving Nielsen’s securities (including forward contracts, swaps, exchange funds, puts, calls and options). In addition, no employees, including Nielsen’s NEOs and non-employee directors, may purchase Nielsen securities on margin, borrow against any account in which Nielsen securities are held, or pledge Nielsen securities as collateral for a loan, without first obtaining preclearance.

Other Benefits

The CEO and other NEOs are eligible to participate in the health and welfare, defined contribution 401(k), and deferred compensation plans made available, per eligibility requirements, to all employees.

Tax Implications

The Nielsen Compensation Committee takes into account the various tax and accounting implications of compensation. When determining amounts of equity grants to executives and employees, the Nielsen Compensation Committee also examines the accounting cost associated with the grants.

Certain of Nielsen’s incentive compensation programs are intended to allow Nielsen to make awards to executive officers that are deductible under Section 162(m) of the Internal Revenue Code as qualifying performance-based compensation, which provision otherwise sets limits on the tax deductibility of compensation paid to a company’s most highly compensated executive officers. Commencing with Nielsen’s 2018 fiscal year, the performance-based compensation exception to the deductibility limitations under Section 162(m) no longer applies (other than with respect to certain “grandfathered” performance-based awards granted prior to November 2, 2017), and the deduction limitation under Section 162(m) generally applies to compensation paid to any of Nielsen’s then current or former named executive officers. The Nielsen Compensation Committee may continue to seek ways to limit the impact of Section 162(m) of the Internal Revenue Code. However, the Nielsen Compensation Committee believes that the tax deduction limitation should not compromise Nielsen’s ability to establish and implement compensation and incentive programs that support the compensation objectives discussed above. Accordingly, achieving these objectives and maintaining required flexibility in this regard is expected to result in compensation that is not deductible for federal income tax purposes.

TABLES AND NARRATIVE DISCLOSURE

Summary Compensation Table

The following table presents information regarding compensation to Nielsen’s NEOs for the periods indicated.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation[3] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation[4] ($) (i)	Total ($) (j)
David Kenny Chief Executive Officer and Chief Diversity Officer	2019	1,300,000	2,500,000	7,000,000	—	2,073,000	—	63,400	12,936,400
	2018	75,000	1,500,000	15,142,776	3,086,901	—	—	—	19,804,677
David Anderson Chief Financial Officer and Chief Operating Officer	2019	800,000	—	2,750,000	—	—	—	7,346	3,557,346
	2018	240,000	400,000	1,125,007	1,125,002	—	—	6,462	2,896,471
George Callard Chief Legal and Corporate Affairs Officer	2019	528,558	250,000	1,200,000	—	690,000	—	44,310	2,712,868
Nancy Phillips Chief HR Officer	2019	471,154	300,000	1,450,000	—	—	—	25,900	2,247,054
	2018	500,000	—	2,490,207	1,300,002	—	—	27,885	4,318,094
	2017	480,769	—	1,294,370	—	450,000	—	285,091	2,510,230
Christopher Taft Chief Accounting Officer	2019	281,769	75,000	300,000	—	144,000	—	9,600	810,369

1	Bonus:

For Mr. Kenny, $2,500,000 was paid in February 2019 to compensate Mr. Kenny for the loss of a cash retention award from his former employer. For 2018, the $1,500,000 amount shown was paid in December 2018 to compensate for the loss of the 2018 annual incentive payout from his former employer. For Mr. Callard, the $250,000 amount shown in 2019 was paid in February 2019 as a one-time hiring cash award. For Ms. Phillips, the $300,000 amount shown in 2019 was paid in July 2019 as a special one-time cash award due to her work on the strategic review. For Mr. Taft, $25,000 was paid in July 2019 as a one-time cash award. $50,000 was paid in November 2019 as a one-time cash award for his contributions to bring the strategic review to successful close.

2	Stock Awards:

Represents the aggregate grant date fair value of the equity-based awards granted to each NEO calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation (the “FASB ASC Topic 718”). For a discussion of the assumptions and methodologies used to value the awards reported in column (e), please see Note 12 “Stock-Based Compensation” to Nielsen’s audited consolidated financial statements, included in Nielsen’s Annual Report on Form 10-K for the year ended December 31, 2019. All numbers exclude estimates of forfeitures. No awards were subject to re-pricing or material modifications. Further, in accordance with the SEC’s rules, dividend equivalents that accrued on the executives’ RSUs and PRSUs granted in 2019 are not reported above because dividends were factored into the grant date fair value of these awards.

Values for awards made in 2019:

PRSUs – Target amounts granted on March 1, 2019 under the LTPP, based on the probable outcome of the relevant performance conditions are as follows: Messrs. Kenny — $3,832,595, Anderson — $1,505,661, Callard — $657,009 and Ms. Phillips — $793,897. The maximum award value at the date of grant are as follows: Messrs. Kenny — $7,665,191, Anderson — $3,011,321, Callard — $1,314,019 and Ms. Phillips — $1,587,793. Upon his termination, Mr. Anderson retained 20,330 PRSUs that remain eligible to vest if the applicable performance metrics are achieved. Ms. Phillips forfeited her PRSU award upon her voluntary termination from the company. Of the PRSUs granted in 2019 that vest based on achievement of the Revenue CAGR performance goals, the grant date fair value was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance achievement as of the grant date, the grant date fair value of the PRSUs that vest based on achievement of Revenue CAGR would have been: Mr. Kenny — $3,832,595; Mr. Anderson — $1,505,661; Mr. Callard — $657,009; and Ms. Phillips — $793,897. Of the PRSUs granted in 2019 that vest based on the achievement of the EPS performance goals, the grant date fair value was computed in accordance with FASB ASC Topic 718 based upon the probable outcome of the performance conditions as of the grant date. Assuming the highest level of performance achievement as of the grant date, the grant date fair value of the PRSUs that vest based on the achievement of cumulative EPS would have been: Mr. Kenny — $3,832,595; Mr. Anderson — $1,505,661; Mr. Callard — $657,009; and Ms. Phillips — $793,897. As all PRSU payouts are subject to modification based on relative TSR performance, the grant-date value of the PRSUs reflects the application of FASB ASC Topic 718 as it pertains to awards with ‘market conditions’. Regular Annual RSUs – Amounts were awarded to the NEOs on March 1, 2019 are as follows: Messrs. Kenny — $2,800,011, Anderson — $1,100,002, Callard — $480,001 and Ms. Phillips — $579,989. Ms. Phillips forfeited her RSU award upon her voluntary termination from the company. Upon termination, Mr. Anderson received accelerated vesting of 8,902 RSUs, the pro-rata portion. RSUs were granted to Mr. Taft on November 8, 2019 — $100,000. Other RSUs – RSUs were granted to Mr. Taft on November 8, 2019 — $200,000.

3	Annual incentive amounts for performance in 2019 were paid 100% in cash on March 6, 2020.

4	All Other Compensation (2019 values):
Mr. Kenny: financial planning expenses: $15,000; retirement plan contributions: $8,400; and reimbursement of legal fees incurred in connection with accepting his position at Nielsen: $40,000.
Mr. Anderson: retirement plan contributions: $7,346.
Mr. Callard: financial planning expenses: $1,500; relocation expenses: $41,152; and retirement plan contributions: $1,659.
Ms. Phillips: financial planning expenses: $15,000; executive wellness expenses: $1,500; and retirement plan contributions: $8,400.
Mr. Taft: retirement plan contributions: $8,400; and Health Savings Account Plan contributions: $1,200.

Grants of Plan-Based Awards in 2019

The following table presents information regarding grants to Nielsen’s NEOs during the fiscal year ended December 31, 2019.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]				Estimated Future Payouts Under Equity Incentive Plan Awards
Name (a)	Grant Date (c)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold[3] (#) (c)		Target[4] (#) (d)		Maximum[5] ($) (e)		All Other Stock Awards: Number of Shares of Stocks or Units (#) (i)		All Other Options Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards[6] ($) (l)
David Kenny		962,500	1,925,000	3,850,000	—		—		—		—		—	$—	—
	3/1/2019	—	—	—	77,835		155,670		311,340		—		—	$—	3,832,595
	3/1/2019	—	—	—	—		—		—		103,781		—	$—	2,800,000
David Anderson		—	—	—	—		—		—		—		—	$—	—
	3/1/2019	—	—	—	30,578	[2]	61,156	[2]	122,312	[2]	—		—	$—	1,505,661
	3/1/2019	—	—	—	—		—		—		40,771	[2]	—	$—	1,100,000
George Callard		312,500	625,000	1,250,000	—		—		—		—		—	$—	—
	3/1/2019	—	—	—	13,343		26,686		53,372		—		—	$—	793,897
	3/1/2019	—	—	—	—		—		—		17,791		—	$—	480,000
Nancy Phillips		—	—	—	—		—		—		—		—	$—	—
	3/1/2019	—	—	—	16,123	[2]	32,246	[2]	64,492	[2]	—		—	$—	793,897
	3/1/2019	—	—	—	—		—		—		21,497	[2]	—	$—	580,000
Christopher Taft		62,500	125,000	250,000	—		—		—		—		—	$—	—
	11/8/2019	—	—	—	—		—		—		4,914		—	$—	100,000
	11/8/2019	—	—	—	—		—		—		9,828	[7]	—	$—	200,000

1

Reflects the cash incentive opportunities under the AIP for 2019, assuming a 50% (threshold), 100% (target) and 200% (maximum) achievement level, as described under “ — Compensation Discussion and Analysis — How Pay Decisions Are Made — Annual

Incentive Plan 2019.” Cash incentive amounts actually earned by the NEOs in 2019 are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. The right to receive an AIP payout was forfeited by Mr. Anderson and Ms. Phillips in connection with their departures from Nielsen.

2	This equity was forfeited in part by Mr. Anderson and in total by Ms. Phillips in connection with their departures from Nielsen.

3	Represents 50% of the number of PRSUs awarded under the LTPP for February awards.

4	Represents the number of PRSUs awarded under the LTPP for February awards.

5	Represents 200% of the number of PRSUs awarded under the LTPP for February awards.

6	Represents the grant date fair values computed in accordance with FASB ASC Topic 718 of the RSUs and PRSUs. See footnote 2 to the Summary Compensation Table for additional information.

7	Represents a special one-time award of RSUs.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table presents information regarding the outstanding equity awards held by each of Nielsen’s NEOs as of December 31, 2019.

					Option Awards[5]			Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Options Unexercisable[1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2] (#)	Market Value of Shares or Units of Stock That Have Not Vested[4] ($)	Equity Incentive Plan awards: Number of unearned shares, units or other rights that have not vested[3] (#)	Equity Incentive Plan awards: market or payout value of unearned shares, units or other rights that have not vested[4] (#)
David Kenny	12/3/2018	—	—	750,000	40.00	12/3/2025	—	—	—	—
	12/3/2018	—	—	—	—	—	56,895	1,154,965	—	—
	12/3/2018	—	—	—	—	—	340,629	6,914,773	—	—
	12/3/2018	—	—	367,031	28.19	12/3/2025	—	—	—	—
	3/1/2019	—	—	—	—	—	—	—	155,670	3,160,101
	3/1/2019	—	—	—	—	—	108,770	2,208,040	—	—
David Anderson[6]	10/26/2018	—	—	—	—	—	29,449	597,816	—	—
	10/26/2018	—	—	312,429	24.60	10/26/2025	—	—	—	—
	3/1/2019	—	—	—	—	—	—	—	40,826	828,768
	3/1/2019	—	—	—	—	—	33,829	686,732	—	—
George Callard	3/1/2019	—	—	—	—	—	—	—	26,686	541,726
	3/1/2019	—	—	—	—	—	18,646	378,521	—	—
Nancy Phillips[6]	11/13/2017	—	—	—	—	—	—	—	—	—
	2/21/2018	—	—	—	—	—	—	—	—	—
	10/26/2018	—	—	—	—	—	—	—	—	—
	3/1/2019	—	—	—	—	—	—	—	—	—
Christopher Taft	10/20/2016	1,197	399	—	54.05	10/20/2023	—	—	—	—
	10/20/2016	—	—	—	—	—	200	4,062	—	—
	11/13/2017	—	—	—	—	—	767	15,562	—	—
	10/26/2018	—	—	—	—	—	1,620	32,877	—	—
	11/8/2019	—	—	—	—	—	4,929	100,058	—	—
	11/8/2019	—	—	—	—	—	9,858	200,115	—	—

1

The option awards prior to 2017 vest ratably on each of the four anniversaries following the grant date. The award of 750,000 premium stock options granted on December 3, 2018 to Mr. Kenny vest ratably over three years and carry an exercise price of $40+ requiring growth of 42%+ over the stock price on the date of grant before they become valuable. The performance stock option awards of 367,031 to Mr. Kenny and 312,429 to Mr. Anderson that were granted in 2018 vest ratably on each of the three anniversaries following the grant date and are only exercisable if the stock price growth target is achieved for 21 or more consecutive days within the three-year period.

2	The RSU awards are subject to vesting schedules as follows:

•	The October 20, 2016 award to Mr. Taft time-vests ratably on each of the four anniversaries of the grant date. The November 13, 2017 awards time-vest ratably quarterly beginning January 18, 2018.

•	October 26, 2018 awards to Mr. Anderson and to Ms. Phillips vest ratably on each of the three anniversaries of the grant date. The other October 26, 2018 award to Mr. Taft vests quarterly.

•

The Make Whole December 3, 2018 award to Mr. Kenny vests ratably on each of the four anniversaries of the grant date. The New Hire December 3, 2018 award to Mr. Kenny vests on the third anniversary of the award.

•	March 1, 2019 awards to Messrs. Kenny, Anderson and Callard and Ms. Phillips time-vest ratably on each of the four anniversaries of the grant date.

•	The November 8, 2019 award to Mr. Taft time-vests quarterly. The other November 8, 2019 award to Mr. Taft time-vests 25% on the first anniversary and 75% on the second anniversary of the grant date.

3	The PRSUs are subject to vesting as follows:

•

The February 21, 2018 awards are scheduled to vest on December 31, 2020 based on the achievement of free cash flow, Revenue CAGR and relative total shareholder return over a three-year performance period (January 1, 2018 – December 31, 2020).

•

The March 1, 2019 awards are scheduled to vest on December 31, 2021 based on the achievement of adjusted EPS and Revenue CAGR with a modifier of relative total shareholder return over a three-year performance period (January 1, 2019 – December 31, 2021).

Provided that the NEO remains employed through the end of the applicable performance period, the PRSUs become vested, earned and non-forfeitable in respect of a number of shares of Nielsen’s common stock based on the Nielsen Compensation Committee’s determination following the end of the applicable performance period of the level of achievement.

In the table above for 2019, the number and market value of PRSUs that vest based on relative total shareholder return, Revenue CAGR and free cash flow reflect target performance through December 31, 2019. The actual numbers of shares that will be distributed in respect of the PRSUs are not yet determinable. The 2018 awards are projected to pay zero.

4	Market value is based on $20.30 per share, the closing price of Nielsen’s common stock on the NYSE on December 31, 2019.

5	For information on vesting upon specified termination events or a change in control, see “—Potential Payments Upon Termination or Change in Control.”

6	In connection with their departures, Mr. Anderson and Ms. Phillips’ unvested stock options, RSUs and PRSUs were forfeited.

Option Exercises and Stock Vested in 2019

The following table presents information regarding the value realized by each of Nielsen’s NEOs upon the exercise of option awards or the vesting of stock awards during the fiscal year ended December 31, 2019.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
David Kenny	—	—	170,313	3,457,354
David Anderson	—	—	27,954	572,306
George Callard[3]	—	—	—	—
Nancy Phillips	—	—	29,204	602,994
Christopher Taft	—	—	1,096	25,628

1	Includes shares of Nielsen stock received from the vesting of previously granted RSUs.

2	Reflects the fair market value on the vesting date multiplied by the number of shares vested.

3	Mr. Callard was hired in 2019; none of his awards vested in 2019.

Nonqualified Deferred Compensation for 2019

Nielsen offers a voluntary nonqualified deferred compensation plan in the United States, which allows selected executives the opportunity to defer a significant portion of their base salary and incentive payments to a future date. Earnings on deferred amounts are determined with reference to designated mutual funds. Eligible employees may contribute up to 75% of their base salary and up to 80% of their annual incentive award.

The following table presents information regarding non-qualified deferred compensation arrangements with each of Nielsen’s NEOs during the fiscal year ended December 31, 2019.

Name	Executive Contributions in Last FY1 ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY2 ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
David Kenny	130,000	—	3,371	—	140,489
David Anderson	—	—	—	—	—
George Callard[3]	—	—	—	—	—
Nancy Phillips	—	—	—	—	—
Christopher Taft	—	—	—	—	—

1	Mr. Kenny’s 2019 contribution of $130,000 was made from salary and is included in the Salary column in the Summary Compensation Table.

2

Amounts in this column are not reported as compensation for fiscal year 2019 in the “Summary Compensation Table,” since they do not reflect above-market or preferential earnings. Deferrals may be allocated among investment options that generally mirror the investment options available under Nielsen’s qualified 401(k) plan. Of the available investment options, the rate of return during 2019 was a range from 2.04% to 31.47%.

3	Of the amount reported in this column, $130,000 was previously reported in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

The information in this section describes the potential payments and benefits that Nielsen’s NEOs would have received under the Nielsen Holdings plc Severance Policy for Section 16 Officers and United States-Based Senior Executives (the “Severance Policy”), the 2010 Plan and the 2019 Plan and the applicable award agreements thereunder, assuming the specified triggering events occurred on the last business day of fiscal 2019 (December 31, 2019).

The information below does not include: (1) payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of the NEOs; (2) distributions under Nielsen’s pension plans; and (3) distributions under Nielsen’s non-qualified deferred compensation plan.

Summary of Potential Payments Upon Termination or Change in Control

Compensation Element	Change in Control	Termination without Cause or for Good Reason Outside or Change in Control[1] Protection Period[2]	Termination without Cause or for Good Reason During the 24 Months Following a Change in Control	Termination due to Death or Disability	Retirement[3]
Severance	N/A	CEO – Pay continuation during the severance period4 consisting of two times the sum of	CEO – Pay continuation during the severance period consisting of two times the	N/A	N/A

Compensation Element	Change in Control	Termination without Cause or for Good Reason Outside or Change in Control[1] Protection Period[2]	Termination without Cause or for Good Reason During the 24 Months Following a Change in Control	Termination due to Death or Disability	Retirement[3]

base salary and the average of the annual incentive payment paid for the prior three years.

Other NEOs – Pay continuation during the severance period consisting of one times the sum of base salary and the average of the annual incentive payment paid for the prior three years.

sum of base salary and the average of the annual incentive payment paid for the prior three years.

Other NEOs – Pay continuation during the severance period consisting of two times the sum of base salary and the average of the annual incentive payment paid for the prior three years.

Annual Incentive Award	N/A	A pro rata portion of the annual incentive award payable in a lump sum for the year in which the termination takes place (based on actual performance).	A pro rata portion of the annual incentive award payable in a lump sum for the year in which the termination takes place (based on actual performance).	N/A	N/A

Health & Welfare Benefits	N/A	Continued health and welfare benefits for the NEO and his or her covered family members for the duration of the severance period.	Continued health and welfare benefits for the NEO and his or her covered family members for the duration of	N/A	N/A

Compensation Element	Change in Control	Termination without Cause or for Good Reason Outside or Change in Control[1] Protection Period[2]	Termination without Cause or for Good Reason During the 24 Months Following a Change in Control	Termination due to Death or Disability	Retirement[3]
the severance period.
Stock Options	All unvested options will vest upon a change in control if the acquiring entity does not agree to assume such options.[5]	A pro rata portion of the options that are scheduled to vest on the next vesting date following the NEO’s termination will vest upon the date of termination, with such pro-rata portion determined based on the number of days the NEO was employed from the immediately preceding vesting date through the date of termination, relative to 365 days.	If, during the two-year period following a change in control, the NEO is terminated under circumstances that would give rise to his or her right to severance under any severance policy or agreement, the assumed options will fully vest.	All unvested options that were granted in 2015 or after vest on the date of termination.	Unvested options are forfeited.
Performance Stock Options	All unvested options will vest immediately, for both service and performance conditions, upon a change in control if the acquiring entity does not agree to assume such options. If the options are assumed, the performance criteria will be considered satisfied and service vesting of the options will	A pro-rata portion of the PSOs that are scheduled to vest on the next vesting date following the NEO’s termination will service vest upon the date of termination, with such pro-rata portion determined based on the number of days the NEO was employed from the immediately	If, prior to the final Service Vesting Date and following a change in control, the NEO is terminated under circumstances that would give rise to his or her right to severance under any severance policy or agreement, assumed	All unvested options will become immediately fully vested and exercisable on the date of termination without regard to either the service or performance vesting criteria.	Unvested options are forfeited.

Compensation Element	Change in Control	Termination without Cause or for Good Reason Outside or Change in Control[1] Protection Period[2]	Termination without Cause or for Good Reason During the 24 Months Following a Change in Control	Termination due to Death or Disability	Retirement[3]
	continue to vest in accordance with their terms.	preceding vesting date through the date of termination, relative to 365 days, provided the performance vesting condition has been met prior to the Share Price Goal End Date.	options will fully vest.
Premium Stock Options

All unvested options will vest immediately upon a change in control if the acquiring entity does not agree to assume such options.

If the options are assumed, they will continue to vest in accordance with their terms.

		A pro-rata portion of the options that are scheduled to vest on the next vesting date following the NEO’s termination will vest upon the date of termination, with such pro-rata portion determined based on the number of days the NEO was employed from the immediately preceding vesting date through the date of termination, relative to 365 days.	If, during the two-year period following a change in control, the NEO is terminated under circumstances that would give rise to his or her right to severance under any severance policy or agreement, assumed options will fully vest.	All unvested options vest on the date of termination.	Unvested options are forfeited.

RSUs	All unvested RSUs will vest upon a change in control if the acquiring entity does not agree to assume such RSUs. If the RSUs are assumed, they will continue to vest in accordance with their terms.	A pro-rata portion of the RSUs that are scheduled to vest on the next vesting date following the NEO’s termination will vest upon the date of termination, with such pro-rata portion determined based	If, during the two-year period following a change in control, the NEO is terminated under circumstances that would give rise to his or her right to severance under	All unvested RSUs vest on the date of termination.	Unvested RSUs are forfeited

Compensation Element	Change in Control	Termination without Cause or for Good Reason Outside or Change in Control[1] Protection Period[2]	Termination without Cause or for Good Reason During the 24 Months Following a Change in Control	Termination due to Death or Disability	Retirement[3]
		on the number of days the NEO was employed from the immediately preceding vesting date through the date of termination, relative to 365 days.	any severance policy or agreement, assumed RSUs will fully vest.
PRSUs

All unvested PRSUs will vest upon a change in control (based on the target number of PRSUs subject to each outstanding award) if the acquiring entity does not agree to assume such PRSUs.

If the PRSUs are assumed, then they will become vested at the target level of performance (without regard to the achievement of the applicable performance criteria) on the last day of the applicable three-year performance period, if the NEO remains employed by Nielsen or its successor on such date.

		The NEO remains eligible to earn a number of PRSUs equal to the product of (i) the total number of PRSUs that would have become vested based on the level of attainment of the applicable performance goals if the NEO had remained employed through the end of the three-year performance period, and (ii) a fraction, the numerator of which is the number of days in the performance period that have elapsed through the date of termination, and the denominator of which is 1095.	If, during the two-year period following a change in control, the NEO is terminated under circumstances that would give rise to his or her right to severance under any severance policy or agreement, assumed PRSUs will vest at the target level of performance (without regard to the achievement of the applicable performance criteria).	All unvested PRSUs vest on the date of termination (based on the target number of PRSUs subject to each outstanding award).

The NEO remains eligible to earn a number of PRSUs equal to the product of (i) the total number of PRSUs that would have become vested based on the level of attainment of the applicable performance goals if the NEO had remained employed through the end of the three-year performance period, and (ii) a fraction, the numerator of which is the number of days in the performance period that have elapsed through the date of termination, and the denominator of which is 1095.

As described in the immediately preceding column, if the termination occurs following a change in

Compensation Element	Change in Control	Termination without Cause or for Good Reason Outside or Change in Control[1] Protection Period[2]	Termination without Cause or for Good Reason During the 24 Months Following a Change in Control	Termination due to Death or Disability	Retirement[3]
control, then all PRSUs subject to the award will vest at the target level upon such termination.

1

Change in control is defined in the Severance Policy and includes the acquisition of shares of Nielsen representing more than 40% of Nielsen’s capital stock; merger, consolidation or reorganization where pre-transaction shareholders do not continue to hold at least 50% of Nielsen’s voting power; change in majority of the Board within a 12-month period; and liquidation, dissolution or a material asset sale.

2	The change in control protection period is defined as the 24-month period following a change in control event.

3

“Retirement” means (i) any statutorily mandated retirement date required under applicable law or (ii) such other retirement date as may be approved by Nielsen. On a case by case basis, the Nielsen Compensation Committee may approve the continuation of vesting of unvested equity awards upon an NEO’s retirement.

4

“Severance period” means (x) for the CEO, the 24-month period immediately following the termination date and (y) for the other NEOs, if the termination date falls outside of the change in control protection period, the 12-month period immediately following the date of termination and, if the termination date falls within the change in control protection period, the 24-month period immediately following the termination date.

5	Mr. Kenny’s awards, and all awards granted under the 2019 Plan, can only be substituted for awards of stock publicly traded in the United States or UK.

The severance payments and benefits consisting of salary continuation, pro-rata annual incentive awards and health and welfare benefits continuation are provided pursuant to the terms of the U.S. Severance Policy for Section 16 Officers and Senior Executives, which applies to the CEO, CFO and other NEOs. Such payments and benefits are subject to their compliance with certain restrictive covenants as described under “–Restrictive Covenants” and their execution (without revocation) of a general waiver and release of claims.

If, on December 31, 2019, an NEO’s employment had been terminated without cause by Nielsen, or the NEO had resigned for good reason, each would have received total payments and benefits as shown in the following table:

Severance Payments and Benefits

Name	Multiple of Base Salary and Average of Prior Three-Year Bonus paid[2]	Base Salary x Multiple $	Average of Prior Three-Year Bonus paid x Multiple $	Annual Incentive Award $	Health & Welfare Benefits $	Total $
David Kenny	2x	2,600,000	3,850,000	2,073,000	16,300	8,539,300
David Anderson[1]	1x	800,000	800,000	—	8,150	1,608,150
George Callard	1x	575,000	625,000	690,000	8,150	1,898,150
Nancy Phillips[1]	1x	500,000	333,333	—	8,150	841,483
Christopher Taft	1x	350,000	85,000	144,000	8,150	587,150

1	Neither Mr. Anderson nor Ms. Phillips were entitled to severance payments and benefits in connection with their departure from Nielsen.

2

In the event of a termination by Nielsen without cause or by the NEO for good reason during the change in control protection period, the multiple of base salary and average of prior three-year bonus paid is 2x for all NEOs.

In addition, under the applicable form of award agreement under the 2010 Plan or the 2019 Plan if, on December 31, 2019, the NEO’s employment had been terminated for one of the reasons set forth in the table below, the NEO would have been entitled to receive accelerated vesting and/or post-termination continued vesting with respect to the long-term incentive awards granted to such NEO prior to such date as described in the table below and the corresponding footnotes:

	Termination Due to Death or Disability $		Termination by Nielsen without Cause or the NEO for Good Reason $		Retirement $
David Kenny
Stock Options	7,450,729	(1)	—		—
RSUs	10,277,779	(2)	7,790,559	(2)	—
PRSUs	3,160,101		—		—

Total	20,888,609		7,790,559		—

David Anderson
Stock Options	6,525,009		—		—
RSUs	1,465,258	(2)	327,520	(2)	—
PRSUs	1,241,467		—		—

Total	9,231,733		327,520		—

George Callard
Stock Options	—		—		—
RSUs	378,521	(2)	79,061	(2)	—
PRSUs	541,726	(3)	—		—

Total	920,247		79,061		—

Nancy Phillips
Stock Options	—		—		—

	Termination Due to Death or Disability $		Termination by Nielsen without Cause or the NEO for Good Reason $		Retirement $
RSUs	—		—		—
PRSUs	—		—		—

Total	—		—		—

Christopher Taft
Stock Options	—		—		—
RSUs	352,674	(2)	15,178	(2)	—
PRSUs	—		—		—

Total	352,674		15,178		—

1

The amount shown is calculated by multiplying (a) the total number of unvested options held by the NEO on December 31, 2019 that would have been accelerated on that date, as described in the “Summary of Potential Payments Upon Termination or Change in Control” table by (b) the difference between (i) $20.30, which was the closing price of a Nielsen ordinary share on the NYSE on December 31, 2019 and (ii) the applicable exercise price of the unvested options. Options that had an exercise price above the December 31, 2019 closing price are not reflected in the table.

2

The amount shown is calculated by multiplying (a) the total number of unvested RSUs held by the NEO on December 31, 2019 that would have been accelerated on that date, as described in the “Summary of Potential Payments Upon Termination or Change in Control” table by (b) $20.30, which was the closing price of a Nielsen ordinary share on the NYSE on December 31, 2019.

3

The amount shown is calculated by multiplying (a) the total target number of unvested PRSUs that were granted in 2015 or after, held by the NEO on December 31, 2019 that would have been accelerated on that date, as described in the “Summary of Potential Payments Upon Termination or Change in Control” table by (b) $20.30, which was the closing price of a Nielsen ordinary share on the NYSE on December 31, 2019.

4

No amount has been included for the pro-rata portion of the PRSUs that continue to be eligible to vest because, as of the date hereof, it is not known if, or at what level, the applicable performance metrics will be achieved. If such termination had occurred following a change in control the PRSUs would have vested at target. For these amounts, see table below “Accelerated Vesting of Equity Awards if Not Assumed in Change in Control.”

5	Ms. Phillips was not entitled to severance benefits in connection with her departure from Nielsen.

In addition, on a change in control, if the acquiring entity does not assume the awards or provide for the issuance of substitute awards on an equitable basis, any unvested options or RSUs granted in 2016 and 2017 under the Amended and Restated Nielsen 2010 Stock Incentive Plan, would become vested and exercisable in full, and any unearned, unvested PRSUs under the LTPP would become vested at 100% of the target award. Mr. Kenny’s awards, and all awards granted under the 2019 Plan, can only be substituted for awards of stock publicly traded in the United States or UK. As of December 31, 2019, the value of any accelerated vesting of options and RSUs would be as set forth in the table below.

Accelerated Vesting of Equity Awards if Not Assumed in Change in Control1, 2

Name	Grant Date	Unvested Options	Exercise Price	Unvested RSUs	Unvested PRSUs	Fair Market Value as of 12/31/2019	Value of Accelerated Unvested Options & RSUs & PRSUs
David Kenny	12/3/2018	$750,000	$40.00	—	—	$20.30	—
	12/3/2018	$—	$—	56,895	—	$20.30	$1,154,965
	12/3/2018	$—	$—	340,629	—	$20.30	$6,914,773
	12/3/2018	$367,031	$28.19	—	—	$20.30	$—
	3/1/2019	$—	$—	—	155,670	$20.30	$3,160,101
	3/1/2019	$—	$—	108,770	—	$20.30	$2,208,040

							$13,437,880

David Anderson	10/26/2018	$321,429	$24.60	—	—	$20.30	$—
	10/26/2018	$—	$—	29,449	—	$20.30	$597,815
	3/1/2019	$—	$—	—	61,156	$20.30	$1,241,467
	3/1/2019	$—	$—	42,731	—	$20.30	$867,442

							$2,706,724

George Callard	3/1/2019	$—	$—	—	26,686	$20.30	$541,726
	3/1/2019	$—	$—	18,646	—	$20.30	$378,521

							$920,247

Christopher Taft	10/20/2016	$399	$54.05	—	—	$20.30	$—
	10/20/2016	$—	$—	200	—	$20.30	$4,062
	11/13/2017	$—	$—	767	—	$20.30	$15,562
	10/26/2018	$—	$—	1,620	—	$20.30	$32,877
	11/8/2019	$—	$—	4,929	—	$20.30	$100,058
	11/8/2019	$—	$—	9,858	—	$20.30	$200,115

							$352,674

1

If the awards were assumed and the NEO was terminated under circumstances entitling him or her to severance immediately following the change in control, the executive’s equity awards would receive the same accelerated vesting treatment as shown in the table above.

2	Ms. Phillips was not entitled to severance benefits in connection with her departure from Nielsen.

Terms of Mr. Anderson’s Separation from Nielsen

In connection with Mr. Anderson’s departure, Nielsen has agreed to pay Mr. Anderson $1,300,000 payable in two installments on January 9, 2020 and July 1, 2020, subject to restrictive covenants. In addition, according to his separation agreement, the pro-rated portion of Mr. Anderson’s outstanding PRSUs will remain outstanding and eligible to vest. Mr. Anderson received accelerated vesting of a pro-rata portion of each outstanding PRSU and RSU award, determined as the number of PRSUs or RSUs scheduled to vest at the next vesting date pro-rated to reflect service since the last vesting date through December 31, 2019. Except as provided above, Mr. Anderson forfeited any outstanding unvested equity awards.

Restrictive Covenants

Pursuant to the terms of restrictive covenant agreements executed in conjunction with their offer letters, the NEOs have agreed not to disclose any Company confidential information at any time during or after their employment with Nielsen. In addition, they have agreed that, for the duration of their severance period following a termination of their employment with Nielsen, they will not solicit Nielsen’s employees or customers or materially interfere with any of Nielsen’s business relationships. They have also agreed not to act as an employee, investor or in another significant function in any business that directly or indirectly competes with any business of Nielsen.

CEO Pay Ratio Compared to Median Employee

2019 Compensation
CEO, David Kenny[1]	$12,936,400
Median Employee	$32,646
Compensation Ratio	396:1

1	Mr. Kenny has been Nielsen’s CEO since December 3, 2018

Methodology

In 2017, we identified Nielsen’s median employee using Nielsen’s global employee population as of October 1, 2017. Nielsen determined that, as of October 1, 2017, Nielsen’s employee population consisted of 47,614 individuals working across the globe. Nielsen’s employee population, after excluding Nielsen’s non-U.S. employees (2,371) and an estimated number of employees from Nielsen’s recent acquisitions (2,100), as permitted by the SEC’s rules, as described below, consisted of 43,143 individuals.

Under the SEC’s rules, we are permitted to exclude from Nielsen’s employee population used to determine the median employee up to 5% of Nielsen’s non-US associates provided that all associates from those jurisdictions are excluded. Nielsen excluded the following jurisdictions and corresponding number of associates.

Country	Employee Count
Algeria	126
Belarus	68
Kazakhstan	220
Montenegro	16
Nepal	42
Nicaragua	39
Sri Lanka	187
Tanzania	33
Tunisia	25
Uganda	34
Venezuela	158
Vietnam	1,423

Nielsen excluded from its employee population those who became employees as a result of Nielsen’s acquisitions of Gracenote, Rhiza, vBrand and Visual IQ and estimate that we excluded approximately 2,100 individuals.

After applying the permitted adjustments to Nielsen’s employee population, we consistently applied a compensation measure of base salary for the annual period from October 1, 2016 through September 30, 2017 and determined that Nielsen’s median employee is located in Latin America.

Nielsen determined that there has been no change in Nielsen’s overall employee population or employee compensation arrangements during the last completed fiscal year that would significantly impact the ratio of the total annual compensation for Nielsen’s CEO to the median of the annual total compensation of all Nielsen’s employees (other than Nielsen’s CEO) (the “CEO pay ratio”). The median employee we identified in 2017 and used in calculation Nielsen’s CEO pay ratio for 2018 is no longer with Nielsen. As permitted by SEC rules, we identified a substitute median employee whose 2017 compensation was substantially similar to the original median employee’s 2017 compensation, based on the same compensation measure used to select the original median employee. In order to calculate the ratio, we used the CEO’s 2019 total compensation reported in the Summary Compensation Table and determined the median employee’s 2019 total compensation assuming that employee’s compensation would have been reportable in the Summary Compensation Table. Such median employee’s total compensation for 2019 included base salary, annual incentive payments, the fair value of equity grants made in 2019, allowances received and Company contributions towards retirement plans.

Approximately 9% of Nielsen’s global employees are part-time and/or temporary/seasonal workers.

As of October 1, 2017, Nielsen employed approximately 22,000 employees in data operations including those who are engaged in field acquisition of data in areas where data cannot be electronically obtained and in panel administration (field and call centers). These field auditors visit smaller retail stores to measure and record inventory movement and perform price checks. Approximately 80% of these data operations employees work outside of the U.S., throughout the world.

No exemptions from Nielsen’s calculation were taken based on data privacy or cost of living.

If we were to calculate the CEO pay compared to the median employee of Nielsen’s global workforce excluding the field workers the ratio would be 254:1. The ratio of Nielsen’s CEO’s compensation to the median employee located in the United States is 123:1.

This CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on Nielsen’s records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee’s annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the CEO pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

SPINCO EXECUTIVE COMPENSATION FOLLOWING THE SEPARATION AND DISTRIBUTION

The design of SpinCo’s compensation program following the separation and distribution is an evolving process. Following the separation and distribution, the SpinCo Compensation Committee will be responsible for designing and implementing the executive compensation programs for SpinCo. This section describes compensation plans and agreements that are expected to be in effect upon completion of the separation and distribution.

Employment Agreements / Offer Letters

Prior to the effectiveness of the registration statement of which this joint proxy statement/information statement is a part, SpinCo will disclose, in accordance with the rules and regulations of the SEC, information regarding the terms of any employment agreements or offer letters with SpinCo executive officers.

SpinCo 2020 Stock Incentive Plan

Prior to the completion of the separation and distribution, SpinCo expects to adopt the SpinCo Stock Incentive Plan (“SpinCo 2020 SIP”). The purpose of the SpinCo 2020 SIP will be to give SpinCo a competitive advantage in attracting, retaining and motivating officers, employees and/or directors and to provide them with incentives that are directly linked to the future growth and profitability of SpinCo’s business. In addition, the SpinCo 2020 SIP is expected to provide for the assumption of awards pursuant to the adjustment of awards granted under current plans of Nielsen and its subsidiaries. The SpinCo 2020 SIP is expected to contain important features that are summarized below.

Plan Maximums. The SpinCo 2020 SIP specifies the maximum number of shares that may be issued under the plan and imposes limits on certain individual awards to employees and officers as follows:

•	Maximum number of shares that may be delivered pursuant to awards under the SpinCo 2020 SIP: [ ] shares plus [ ];

•	No participant (other than nonemployee directors, whose annual award limitations are set forth below) may be granted during any calendar year:

•	Stock options and SARs covering in excess of [ ] shares; or

•	Share-based awards (other than stock options and SARs) covering in excess of [ ] shares.

•	Under the SpinCo 2020 SIP, total nonemployee director compensation is capped at no more than $[ ] per individual per year.

The share maximums and share limits described above are subject to adjustment for any changes in Nielsen’s equity structure, such as a stock split, or in the event of a corporate transaction.

Shares related to awards or portions of awards outstanding under the SpinCo 2020 SIP at any time that are forfeited, terminated, canceled, or expire unexercised, withheld or tendered to satisfy tax withholding obligations, the aggregate exercise price on the exercise of Options or the purchase price for any other Award, or repurchased by Nielsen, in each case, shall become available for new awards.

Eligibility. SpinCo’s employees, directors and other service providers will be eligible to receive awards under the SpinCo 2020 SIP. The SpinCo Compensation Committee will determine, in its discretion, the participants who will be granted awards under the SpinCo 2020 SIP. With respect to SpinCo’s non-employee directors, SpinCo’s grants will be made in accordance with a grant program established pursuant to the SpinCo Board’s director compensation policy.

Administration. The SpinCo 2020 SIP will be administered by the SpinCo Compensation Committee or a subcommittee consisting solely of at least two individuals thereof. Subject to the terms of the SpinCo 2020 SIP, the SpinCo Compensation Committee will have the sole discretion, among other things, to:

•	Interpret the provisions of the SpinCo 2020 SIP;

•	Establish, amend and rescind any rules and regulations relating to the SpinCo 2020 SIP;

•	Select the individuals who will receive awards;

•	Determine the terms and conditions of awards (for example, performance criteria and other goals, if any, and vesting schedule);

•	Determine the degree of satisfaction of the vesting conditions of awards;

•	Amend the features and conditions of awards;

•	Correct any defect, supply any omission, or reconcile any inconsistency in the SpinCo 2020 SIP; and

•	Accelerate or waive the vesting conditions of awards as it deems appropriate.

Types of Awards. The SpinCo 2020 SIP will permit the award of nonstatutory stock options (“NSOs”), incentive stock options (“ISOs”), stock appreciation rights (“SARs”) and other stock-based awards. Such awards may be granted under the SpinCo 2020 SIP. The vesting of equity awards can be based on continuous service and/or performance goals.

Stock Options. A stock option is the right to acquire shares at a fixed exercise price over a fixed period of time. The SpinCo Compensation Committee will determine the terms of options, including the exercise price (provided that such per share exercise price cannot be less than the fair market value of a share on the date of grant), the vesting and the term of the option. The maximum term for options granted under the SpinCo 2020 SIP may not exceed ten years from the date of grant subject to the discretion of the SpinCo Compensation Committee to establish a shorter period. Stock options granted under the SpinCo 2020 SIP may be either ISOs or NSOs. As required by the Code and applicable regulations, ISOs are subject to various limitations not imposed on NSOs. For example, the exercise price for any ISO granted to any employee owning more than 10% of SpinCo’s common stock may not be less than 110% of the fair market value of the common stock on the date of grant and such ISO must expire not later than five years after the grant date. ISOs may not be transferred other than upon death, or to a revocable trust where the participant is considered the sole beneficiary of the stock option while it is held in trust. The maximum number of shares for which incentive stock options may be granted is [    ].

Stock Appreciation Rights. A SAR is the right to receive, upon exercise, an amount equal to the difference between the fair market value of the shares on the date of the SAR’s exercise and the fair market value of the shares covered by the exercised portion of the SAR on the date of grant. The SpinCo Compensation Committee will determine the terms of SARs, including the exercise price (provided that such per share exercise price cannot be less than the fair market value of a share on the date of grant), the vesting and the term of the SAR. The maximum term for SARs granted under the SpinCo 2020 SIP may not exceed ten years from the date of grant subject to the discretion of the SpinCo Compensation Committee to establish a shorter period.

Other Stock-Based Awards. The SpinCo 2020 SIP also provides that other equity awards which derive their value from the value of SpinCo’s shares or from increases in the value of SpinCo’s shares, including awards of restricted shares, restricted stock units, and dividend equivalent rights may be granted. Other stock-based awards may be granted alone or in addition to any other awards granted under the SpinCo 2020 SIP. Dividend equivalents granted in connection with other stock-based awards shall be subject to the same vesting conditions that apply to such other stock-based awards.

Performance Criteria. The SpinCo 2020 SIP allows for the specification of performance criteria for any awards thereunder. These performance criteria may be, but need not be, based on one or more of the following target levels of SpinCo performance (and/or performance of one or more of the SpinCo’s affiliates, divisions or operational and/or business units, business segments, administrative departments, or any combination of the foregoing) used to measure the performance of SpinCo’s executives and business lines:

•	Terms relative to a peer group or index;

•	Basic, diluted, or adjusted earnings per share;

•	Sales or revenue;

•	Earnings before interest, taxes, and other adjustments (in total or on a per share basis);

•	Cash available for distribution;

•	Adjusted net income;

•	Returns on equity, assets, capital, revenue or similar measure;

•	Level and growth of dividends;

•	The price or increase in price of common stock;

•	Total shareholder return;

•	Total assets;

•	Growth in assets, new originations of assets, or financing of assets;

•	Equity market capitalization;

•	Reduction or other quantifiable goal with respect to general and/or specific expenses;

•	Equity capital raised;

•

Mergers, acquisitions, increase in enterprise value of affiliates, subsidiaries, divisions or business units or sales of assets of affiliates, subsidiaries, divisions or business units or sales of assets; and

•	Any combination of the foregoing.

Limited Transferability of Awards. Unless otherwise determined by the SpinCo Compensation Committee, an award under the SpinCo 2020 SIP will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and in no event may an award be transferred for value or consideration. An award exercisable after the death of a participant may be exercised by the legatees, personal representatives or distributees of the participant.

Forfeiture/Clawback. The SpinCo Compensation Committee may specify in an award or a policy that will be incorporated into an award agreement by reference that the participant’s rights, payments, and benefits with respect to an award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance criteria. Such events may include termination of employment for cause, termination of the participant’s provision of services to SpinCo or any of its subsidiaries, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or restatement of SpinCo’s financial statements to reflect adverse results from those previously released financial statements, as a consequence of errors, omissions, fraud, or misconduct.

Adjustments upon Certain Events. In the event of share dividend or split, reorganization, recapitalization, merger, consolidation, spin off, combination, or transaction or exchange of shares or other corporate exchange, any equity restructuring (as defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification 718), the number or kind of shares or other securities issued or reserved for issuance pursuant to the SpinCo 2020 SIP or pursuant to outstanding awards, the maximum number of shares for which options or SARs may be granted during a fiscal year to any participant, the option price or exercise or purchase price of any award, any applicable performance measures (including, without limitation, performance criteria) and/or any other affected terms of such awards, shall each be equitably and proportionately adjusted by the SpinCo Compensation Committee.

Change in Control. Under the SpinCo 2020 SIP, there is no automatic vesting upon a change in control, unless the successor or acquiring entity in the change in control does not agree to provide for the issuance of substitute awards on an equitable basis in a manner consistent with the SpinCo 2020 SIP. For the purposes qualifying as substitute awards under the SpinCo 2020 SIP, the shares underlying any such substitute award must be denominated in shares of publicly traded stock on an established U.S. securities exchange. If at any time during the two-year period following a change in control the successor or acquiring entity terminates a participant’s employment with SpinCo and its subsidiaries under a circumstance that would give rise to the participant’s right to payment of severance compensation pursuant to an applicable severance plan, policy, arrangement or agreement, then any unvested awards issued under the SpinCo 2020 SIP will automatically be deemed exercisable or otherwise vested.

Governing Law. The SpinCo 2020 SIP shall be governed by the laws of the State of New York without regard to conflicts of laws.

Amendment and Termination of the SpinCo 2020 SIP. The SpinCo Board of Directors generally may amend or terminate the SpinCo 2020 SIP at any time and for any reason, except that it must obtain shareholder approval of material amendments, including any addition of shares or repricing of stock options or SARs after the date of their grant as required by NYSE Listing Rules.

SpinCo U.S. Severance Policy for Section 16 Officers and Senior Executives

Prior to the completion of the separation and distribution, SpinCo will adopt the SpinCo U.S. Severance Policy for Section 16 Officers and Senior Executives (the “SpinCo Severance Policy”), which will be effective immediately following the completion of the separation and distribution. The SpinCo Severance Policy will provide severance to designated executives, including the named executive officers, whose employment is terminated by SpinCo other than for cause (which is defined in the SpinCo Severance Policy), death or disability, or if the executive resigns for good reason (which is defined in the SpinCo Severance Policy).

The following is a summary of the material terms of the SpinCo Severance Policy:

If an individual covered by the SpinCo Severance Policy is terminated by SpinCo without cause or resigns for good reason (as such terms are defined in the SpinCo Severance Policy) at any time other than during the 24-month period following a change in control (the “Change in Control Protection Period”), such individual has the right to payments equal to, with respect to the SpinCo CEO, two times or, with respect to the other individuals subject to the SpinCo Severance Policy, one times the sum of the individual’s annual base salary and the average of the annual incentive payments paid to the individual in the prior three years.

If an individual covered by the SpinCo Severance Policy is terminated by SpinCo without cause or resigns for good reason during the Change in Control Protection Period, such individual has the right to payments equal to two times the sum of the individual’s annual base salary and the average of the annual incentive payments paid to the individual in the prior three years.

Change in control is defined in the SpinCo Severance Policy and includes the acquisition of SpinCo shares representing more than 40% of SpinCo’s capital stock; merger, consolidation or reorganization where pre-transaction shareholders do not continue to hold at least 50% of SpinCo’s voting power; change in majority of the SpinCo Board of Directors within a 12-month period; liquidation, dissolution or a material asset sale.

In the event that individuals subject to the SpinCo Severance Policy are entitled to receive payments that are “excess parachute payments” under the “golden parachute” excise tax rules of the Code, the SpinCo Severance Policy provides that the individual will either receive all such payments and pay any applicable excise tax or will forfeit payments such that the excise tax will not apply, whichever approach results in the best after-tax outcome for the individual.

All severance payments under the SpinCo Severance Policy are conditioned on the individual’s execution of an effective release of claims in favor of SpinCo.

Nonqualified Deferred Compensation

SpinCo expects to offer a voluntary nonqualified deferred compensation plan in the United States, which would allow selected executives the opportunity to defer a significant portion of their base salary and incentive payments to a future date. Earnings on deferred amounts are expected to be determined with reference to designated mutual funds. Eligible employees are expected to be able to contribute up to 75% of their base salary and up to 80% of their annual incentive award.

SPINCO DIRECTOR COMPENSATION FOLLOWING THE SEPARATION AND DISTRIBUTION

Following the completion of the separation and distribution, SpinCo non-employee directors will be compensated as described below.

Annual Cash Retainers

Each of SpinCo’s independent directors will be entitled to receive an annual cash retainer of $[    ]. In addition to this annual cash retainer, the Board Chairperson/Executive Chairman will be entitled to receive

annual compensation in the amount of $[    ], with either (a) half payable in quarterly cash installments and the other half payable in quarterly installments in the form of Deferred Stock Units (“DSUs”) or (b) the entire amount payable in DSUs. Chairpersons of the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee will be entitled to receive an additional annual cash retainer of $[    ], $[    ] and $[    ], respectively. All cash fees are payable quarterly.

Under the SpinCo Directors Deferred Compensation Plan, a director will be eligible to defer any or all of the amount of his or her cash retainer in the form of DSUs. The number of DSUs credited to the director’s DSU account in lieu of his or her deferred fees is based on the closing trading price of a SpinCo share on the date the cash fees would otherwise be payable.

Equity Compensation

Annual RSU Grant. On an annual basis, each non-employee director will be eligible to receive an annual grant of a number of restricted common stock units having a grant date fair market value equal to $[    ].

Share Ownership Guidelines

Directors who receive fees for their service will be required to maintain equity ownership in SpinCo equivalent to at least [    ] times their annual cash fees. Shares beneficially owned by directors, including vested and unvested DSUs and jointly owned shares, will be included in the calculation. Directors are expected to meet these guidelines within five years from the later of the adoption of the guidelines, their appointment as a director or the commencement of the receipt of director fees.

SPINCO’S RELATIONSHIP WITH NIELSEN FOLLOWING THE SEPARATION AND DISTRIBUTION

Agreements with Nielsen

Following the separation and distribution, Nielsen and SpinCo will operate separately, with each as an independent public company. In connection with the separation and prior to the distribution, SpinCo will enter into a separation and distribution agreement with Nielsen, which is referred to in this joint proxy statement/information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation and prior to the distribution, SpinCo will also enter into various other agreements to effect the separation and distribution and provide a framework for its relationship with Nielsen after the separation and distribution, including a transition services agreement, a tax matters agreement, an employee matters agreement, an intellectual property matters agreement, a trademark license agreement and a master services agreement. These agreements will provide for the allocation between SpinCo and Nielsen of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of SpinCo and its subsidiaries attributable to periods prior to, at and after the separation and distribution and will govern the relationship between SpinCo and Nielsen subsequent to the completion of the separation and distribution. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are filed as Exhibits 2.1, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7 to this joint proxy statement/information statement. You are urged to read these agreements carefully and in their entirety.

Separation Agreement

Transfer of Assets and Assumption of Liabilities

The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to each of SpinCo and Nielsen as part of the separation of Nielsen into two companies, and will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things, that, subject to the terms and conditions contained therein:

•	certain assets (whether tangible or intangible) related to the SpinCo business, which are referred to as the “SpinCo Assets,” will be transferred to SpinCo, including:

•	equity interests in certain Nielsen subsidiaries that hold assets used in the SpinCo business;

•	certain customer, distribution, supply, vendor and other contracts or agreements with third parties to the extent related to the SpinCo business;

•	rights to technology, software and intellectual property primarily used in the SpinCo business;

•	exclusive rights to information primarily related to the SpinCo business and non-exclusive rights to information related to, but not primarily related to, the SpinCo business;

•	permits primarily used in the SpinCo business;

•	rights and assets expressly allocated to SpinCo pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation and distribution;

•	other assets that are included in the SpinCo pro forma balance sheet;

•	certain liabilities primarily related to the SpinCo business or the SpinCo Assets, which are referred to as the “SpinCo Liabilities,” will be transferred to SpinCo; and

•

all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the SpinCo Assets and the SpinCo Liabilities (such assets and liabilities, other than the SpinCo Assets and the SpinCo Liabilities, referred to as the “Nielsen Assets” and the “Nielsen Liabilities,” respectively) will be retained by or transferred to Nielsen.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither SpinCo nor Nielsen will make any representation or warranty as to (i) the assets, business or liabilities transferred or assumed as part of the separation, (ii) any approvals or notifications required in connection with the transfers, (iii) the value of or the freedom from any security interests of any of the assets transferred, (iv) the absence or presence of any defenses or right of set-off or freedom from counterclaim with respect to any claim or other asset of either SpinCo or Nielsen or (v) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

Information in this joint proxy statement/information statement with respect to the assets and liabilities of Nielsen and SpinCo following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to SpinCo or Nielsen, as applicable, does not occur prior to the separation, then, until such assets or liabilities are able to be transferred or assigned, SpinCo or Nielsen, as applicable, will hold such assets on behalf and for the benefit of the other party and will pay, perform and discharge such liabilities, for which the other party will reimburse SpinCo or Nielsen, as applicable, for all commercially reasonable payments made in connection with the performance and discharge of such liabilities.

Cash Transfer from SpinCo

The separation agreement will provide that, in connection with the transfer of assets and assumption of liabilities described above, and prior to the distribution, SpinCo will make a cash transfer of $[        ] to Nielsen or one or more of its wholly owned subsidiaries.

The Distribution

The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, Nielsen will distribute to its shareholders that hold Nielsen ordinary shares as of the distribution record date all of the outstanding SpinCo ordinary shares on a pro rata basis. Nielsen shareholders will receive cash in lieu of any fractional SpinCo shares.

Conditions to the Distribution

The separation agreement will provide that the distribution is subject to satisfaction (or waiver by Nielsen) of certain conditions. These conditions are described in the section entitled “The Separation and Distribution—Conditions to the Distribution.” Nielsen has the sole discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the distribution record date, the distribution date and the distribution ratio.

Financing

The separation agreement will govern certain obligations of Nielsen and SpinCo with respect to SpinCo’s entrance into financing arrangements prior to or concurrently with the separation and distribution, including that SpinCo and/or its subsidiaries will enter into financing arrangements to borrow a principal amount of not less than $[        ] and transfer to Nielsen $[        ]. The separation agreement will provide that Nielsen and SpinCo will take all necessary actions to assure the full release and discharge of Nielsen (and its subsidiaries following the distribution) from all obligations pursuant to such financing arrangements as of no later than the distribution. SpinCo and/or its subsidiaries will generally be responsible for all costs and expenses incurred in connection with such financing arrangements.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Releases

The separation agreement will provide that SpinCo and its affiliates will release and discharge Nielsen and its affiliates from all liabilities assumed by SpinCo as part of the separation, from all acts and events occurring or failing to occur, and from all conditions existing, on or before the distribution date, relating to SpinCo’s business, and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement. Nielsen and its affiliates will release and discharge SpinCo and its affiliates from all liabilities retained by Nielsen and its affiliates as part of the separation, from all acts and events occurring or failing to occur, and from all conditions existing, on or before the distribution date, relating to Nielsen’s business (other than SpinCo’s business), and from all liabilities existing or arising in connection with the implementation of the separation, except as expressly set forth in the separation agreement.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, including the transfer documents in connection with the separation.

Indemnification

In the separation agreement, SpinCo will agree to indemnify, defend and hold harmless Nielsen, each of its affiliates and each of their respective directors, officers and employees, from and against all liabilities relating to, arising out of or resulting from:

•	the SpinCo Liabilities;

•

the failure of SpinCo or any other person to pay, perform or otherwise promptly discharge any of the SpinCo Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a Nielsen Liability, any guarantee, indemnification or contribution obligation for the benefit of SpinCo by Nielsen that survives the distribution;

•	any breach by SpinCo of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the registration statement of which this joint proxy statement/information statement forms a part, in this joint proxy statement/information statement (as amended or supplemented) or in certain disclosure documents that describe SpinCo or that describe or primarily relate to the separation, in each case other than any such statements or omissions directly relating to information regarding Nielsen (other than SpinCo) or the Nielsen special meeting, provided to SpinCo by Nielsen, for inclusion therein.

In the separation agreement, Nielsen will agree to indemnify, defend and hold harmless SpinCo, each of its affiliates and each of its respective directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:

•	the Nielsen Liabilities;

•

the failure of Nielsen or any other person to pay, perform or otherwise promptly discharge any of the Nielsen Liabilities, in accordance with their respective terms, whether prior to, at or after the distribution;

•	except to the extent relating to a SpinCo Liability, any guarantee, indemnification or contribution obligation for the benefit of Nielsen by SpinCo that survives the distribution;

•	any breach by Nielsen of the separation agreement or any of the ancillary agreements; and

•

any untrue statement or alleged untrue statement or omission or alleged omission of material fact for certain statements made explicitly in Nielsen’s name in the registration statement of which this joint proxy statement/information statement forms a part, in this joint proxy statement/information statement (as amended or supplemented), or in certain disclosure documents that describe SpinCo or that describe or primarily relate to the separation.

The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.

Insurance

The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the distribution date and will set forth procedures for the administration of insured claims and certain other insurance matters.

Further Assurances

In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, both SpinCo and Nielsen will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Dispute Resolution

The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between SpinCo and Nielsen related to the separation or distribution. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by elevation of the matter to executives of SpinCo and Nielsen. If such efforts are not successful, either SpinCo or Nielsen may submit the dispute, controversy or claim to binding arbitration, subject to the provisions of the separation agreement.

Expenses

Except as expressly set forth in the separation agreement or in any ancillary agreement, all costs and expenses incurred in connection with the separation and distribution, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation and distribution, at or prior to the distribution date will be paid by Nielsen.

Non-Competition

For a period of time after the distribution date, each of Nielsen and SpinCo will generally be restricted from engaging in businesses that compete with the other party’s businesses as of the distribution date, in each case subject to certain exceptions set forth in the separation agreement.

Other Matters

Other matters governed by the separation agreement will include access to financial and other information, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Termination

The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole discretion of Nielsen without the approval of any person, including shareholders of SpinCo or Nielsen. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other party or any other person. After the distribution date, the separation agreement may not be terminated, except by an agreement in writing signed by both Nielsen and SpinCo.

Transition Services Agreement

In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into a transition services agreement pursuant to which Nielsen and its subsidiaries will provide certain services to SpinCo and its subsidiaries, and SpinCo and its subsidiaries will provide certain services to Nielsen and its subsidiaries, in each case on an interim, transitional basis. The services to be provided under the transition services agreement relate primarily to technology functions such as infrastructure and cybersecurity. The agreed-upon charges for such services are generally intended to allow the service provider to recover all costs and expenses of providing such services.

The transition services agreement will terminate on the date on which the service provider no longer has any obligation to provide any service under the transition services agreement, with a maximum service period of 24 months. The service recipient generally may terminate a particular service prior to the scheduled expiration date, subject generally to a minimum notice period of thirty (30) calendar days.

Except in cases of breaches of confidentiality, gross negligence, fraud or willful misconduct, the liability of Nielsen and SpinCo under the transition services agreement for the services they and their subsidiaries or affiliates provide will be limited to the aggregate fees paid or payable to either party or its subsidiaries or affiliates under the transition services agreement, as applicable. The transition services agreement will also provide that the parties are not liable to each other for any consequential, special, incidental, indirect, punitive or similar damages, other than with respect to any third-party claim.

Tax Matters Agreement

SpinCo and Nielsen will enter into a tax matters agreement prior to the distribution that will govern the parties’ respective rights, responsibilities and obligations after the distribution with respect to taxes (including taxes arising in the ordinary course of business and taxes, if any, incurred as a result of any failure of the distribution or certain related transactions to qualify as tax-free), tax attributes, the preparation and filing of tax returns, tax elections, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.

The tax matters agreement will also impose certain restrictions on SpinCo and its subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets and similar transactions) intended to preserve the tax-free status of the distribution and certain related transactions. The tax matters agreement will provide special rules that allocate tax liabilities in the event either (i) the distribution fails to qualify as a transaction that is generally tax-free or (ii) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. In general, under the tax matters agreement, each party is expected to be responsible for any taxes and related amounts imposed on Nielsen or SpinCo (or their respective subsidiaries) that arise from the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the tax matters agreement. However, if such failure was the result of any acquisition of our shares, or certain of our representations, statements or undertakings being incorrect, incomplete or breached, SpinCo generally will be responsible for all taxes imposed as a result of such acquisition or breach. SpinCo’s indemnification obligations to Nielsen under the tax matters agreement are not expected to be limited in amount or subject to any cap. If SpinCo is required to pay any taxes or indemnify Nielsen and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, it may be subject to substantial liabilities.

As discussed below in the section entitled “Material U.S. Federal Income Tax Consequences,” notwithstanding any future receipt by Nielsen of the IRS private letter ruling and the opinion of its outside tax advisor, the IRS could assert that the distribution or certain related transactions, including certain internal separation transactions, do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, SpinCo or its subsidiaries, Nielsen or its subsidiaries, and Nielsen shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Nielsen or SpinCo could cause the distribution or certain related transactions to fail to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, SpinCo may be required to indemnify Nielsen for taxes and certain related amounts resulting from the distribution or certain related transactions, including certain internal separation transactions, not qualifying as tax-free.

Employee Matters Agreement

In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into an employee matters agreement pursuant to which liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters, will be allocated as between SpinCo and Nielsen. The employee matters agreement will allocate certain employee benefit obligations relating to current and former employees of the Global Connect business to SpinCo and will generally provide that SpinCo will be responsible for all obligations and liabilities that are associated with employees who continue in employment with SpinCo immediately after the distribution and former employees whose prior employment was associated with the Global Connect business.

Intellectual Property Matters Agreement

In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into an intellectual property matters agreement, pursuant to which each party will grant the other a non-exclusive, non-transferable, irrevocable, worldwide, fully paid, royalty-free license to use certain of such party’s patents and other intellectual property rights used in the other party’s business, in each case as conducted as of the effective time of the distribution. Each party will be permitted to sublicense the intellectual property rights licensed to it (except for patent licenses) to a third party in connection with the operation of such licensee party’s business in the ordinary course.

The intellectual property matters agreement will terminate upon the expiration of the last-to-expire of the intellectual property rights licensed thereunder, except that either party may terminate partially or entirely the licenses granted to the other party in the event of a material breach of the intellectual property matters agreement by the other party which continues uncured for a period of 30 days after the breaching party’s receipt of notice of such breach from the non-breaching party. The intellectual property matters agreement will also provide that the parties will not be liable to each other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages.

Trademark License Agreement

In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into a trademark license agreement, pursuant to which Nielsen will grant to SpinCo a non-exclusive, royalty-free, non-transferable, non-sublicensable right and license to use certain trademarks and licensed entity names solely to conduct the Global Connect business in the fields of global retail management, data analytics and related

market intelligence services and products to enterprise consumers, for a term of [        ] years unless earlier terminated by mutual agreement between the parties, or in the event that SpinCo commits a breach of the non-compete contained in the separation and distribution agreement. The trademark license agreement will also provide that the parties will not be liable to each other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages.

Master Services Agreement

In connection with the separation and prior to the distribution, SpinCo and Nielsen will enter into a master services agreement for a term of [            ] years, which will provide for the mutual licensing of data and the provision of certain services by SpinCo to Nielsen. The master services agreement is intended to enable the parties and their respective subsidiaries to continue using certain data and services in the operation of their businesses after the separation and distribution and during the term of such agreement. The data licensed pursuant to this agreement includes both data owned by the parties and their subsidiaries as well as third-party data. The services to be provided under the master services agreement by SpinCo to Nielsen correspond to services required by Nielsen to operate its Global Media businesses. The agreed-upon fees for the licensed data and the related services are generally intended to (i) allow the providing party to recover all costs and expenses of providing such services or licensing such data plus a mark-up over those costs and expenses or (ii) provide for a profit-sharing approach, in both cases so that the data and services will be provided on an arm’s-length basis.

The master services agreement will provide that either party may discontinue the provision of data and/or services with ninety (90) days’ prior written notice to the other party if such data or services cease to be generated or performed by such party for its own business or the business of its Affiliates.

Each party shall indemnify and hold harmless the other party from and against liabilities arising from or in connection with third party claims resulting from (a) the use, practice or exercise of the licensed data by such indemnifying party (or its subsidiaries) in breach of the master services agreement, (b) any allegation that the data licensed to the other party (or its subsidiaries) infringes, misappropriates or otherwise violates any third-party intellectual property right, (c) the gross negligence, fraud or willful misconduct of the indemnifying party or (d) any material breach of the indemnifying party’s representations and warranties. Subject to certain carve-outs, a party’s liability under the master services agreement shall not exceed the fees paid by the non-breaching party during the twelve (12) months prior to the date of the corresponding claim for indemnification. The master services agreement will also provide that the parties shall not be liable to each other for any special, exemplary, indirect, incidental, consequential or punitive damages.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax consequences of the distribution of SpinCo ordinary shares to “U.S. holders” (as defined below) of Nielsen ordinary shares. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and judicial and administrative interpretations thereof, all as in effect on the date of this joint proxy statement/information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders of shares of Nielsen ordinary shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

The distribution is conditioned, among other things, on the receipt by Nielsen of a private letter ruling from the IRS and an opinion of its outside tax advisor, in each case, satisfactory to the Nielsen Board of Directors, regarding certain U.S. federal income tax matters relating to the separation and the distribution.

This discussion assumes that the distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and the other separation-related agreements that Nielsen and SpinCo will enter into prior to the distribution and as described in this joint proxy statement/information statement, and that the IRS takes no position inconsistent with the private letter ruling and opinion described above. This discussion is not a complete description of all U.S. federal income tax consequences of the separation and the distribution, nor does it address any tax considerations under any state, local or non-U.S. tax laws or U.S. federal tax laws other than those relating to income taxes. The distribution may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws. This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder of Nielsen ordinary shares in light of its particular circumstances nor does it address tax considerations applicable to holders that are or may be subject to special treatment under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, mutual funds, certain former U.S. citizens or long-term residents of the United States, broker-dealers, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities (or the owners thereof), traders in securities who elect to apply a mark-to-market method of accounting, holders who hold Nielsen or SpinCo ordinary shares as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who acquired Nielsen or SpinCo ordinary shares upon the exercise of employee stock options or otherwise as compensation, holders whose functional currency is not the U.S. Dollar, or any holders who actually or constructively own five percent or more of Nielsen ordinary shares). This discussion also does not address any tax consequences arising under the alternative minimum tax, the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or the Foreign Account Tax Compliance Act (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Nielsen ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Nielsen ordinary shares that are partnerships and the partners in such partnerships should consult their own tax advisors as to the tax consequences of the distribution. This discussion further assumes that neither Nielsen nor SpinCo is a passive foreign investment company (“PFIC”). We believe that neither Nielsen nor SpinCo is currently a PFIC for U.S. federal income tax purposes, and we do not expect either Nielsen or SpinCo to be a PFIC at the time of the distribution. If, however, Nielsen or SpinCo is or becomes a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to your shares and on the distribution or other transactions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences to you if either Nielsen or SpinCo is considered a PFIC in any taxable year.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Nielsen ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions; or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX LAWS, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS JOINT PROXY STATEMENT/INFORMATION STATEMENT.

Assuming receipt, the IRS private letter ruling and the opinion of Nielsen’s outside tax advisor will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements, covenants and undertakings of SpinCo and Nielsen (including those relating to the past and future conduct of SpinCo and Nielsen). If any of these representations, statements, covenants or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the separation-related agreements and documents or in any documents relating to the IRS private letter ruling and/or the opinion of Nielsen’s outside tax advisor are inaccurate or not complied with by SpinCo or Nielsen, such IRS private letter ruling and/or opinion may be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding any future receipt by Nielsen of the IRS private letter ruling and the opinion of its outside tax advisor, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, covenants or undertakings upon which any IRS private letter ruling or the opinion of Nielsen’s outside tax advisor were based are false or have been violated. In addition, neither the IRS private letter ruling nor the opinion of Nielsen’s outside tax advisor will address all of the issues that are relevant to determining whether the distribution and/or certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes. An opinion of a tax advisor represents the judgment of such tax advisor and is not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of Nielsen’s outside tax advisor. Accordingly, notwithstanding any future receipt by Nielsen of the IRS private letter ruling and the opinion of its outside tax advisor, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such a challenge, Nielsen or its subsidiaries, SpinCo or its subsidiaries and Nielsen shareholders could be subject to significant U.S. federal income tax liability. Please refer to “Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.

Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction that is Generally Tax-Free Under Section 355 of the Code.

If the distribution qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, the U.S. federal income tax consequences of the distribution are as follows:

•

no gain or loss will be recognized by (and no amount will be includible in the income of) U.S. holders of Nielsen ordinary shares upon the receipt of SpinCo ordinary shares in the distribution for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of SpinCo ordinary shares (as described below);

•

the aggregate tax basis of the Nielsen ordinary shares and SpinCo ordinary shares received in the distribution (including any fractional share interest in SpinCo ordinary shares for which cash is received) in the hands of each U.S. holder of Nielsen ordinary shares immediately after the distribution will equal the aggregate tax basis of Nielsen ordinary shares held by the U.S. holder immediately before the distribution, allocated between the Nielsen ordinary shares and SpinCo ordinary shares (including any fractional share interest in SpinCo ordinary shares for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

•

the holding period of SpinCo ordinary shares received by each U.S. holder of Nielsen ordinary shares in the distribution (including any fractional share interest in SpinCo ordinary shares for which cash is received) will generally include the holding period at the time of the distribution for the Nielsen ordinary shares with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of SpinCo ordinary shares in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its Nielsen ordinary shares exceeds one year at the time of the distribution.

If a U.S. holder of Nielsen ordinary shares holds different blocks of Nielsen ordinary shares (generally shares of Nielsen ordinary shares purchased or acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of SpinCo ordinary shares received in the distribution in respect of particular blocks of Nielsen ordinary shares.

Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.

As discussed above, notwithstanding any future receipt by Nielsen of the IRS private letter ruling and the opinion of its outside tax advisor, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply and Nielsen or its subsidiaries, SpinCo or its subsidiaries and Nielsen shareholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of Nielsen or SpinCo could cause the distribution and/or certain related transactions to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, SpinCo may be required to indemnify Nielsen for taxes (and certain related amounts) resulting from the distribution and certain related transactions not qualifying as tax-free.

If the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, in general, for U.S. federal income tax purposes, Nielsen shareholders who receive SpinCo ordinary shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of SpinCo ordinary shares.

In connection with the distribution, SpinCo and Nielsen will enter into a tax matters agreement pursuant to which SpinCo will be responsible for certain liabilities and obligations following the distribution. In general, under the tax matters agreement, if the distribution were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 of the Code or if certain related transactions were to fail to qualify as tax-free under applicable law, to the extent such failure to so qualify is attributable to actions taken by Nielsen or SpinCo, then the party responsible for such failure will be responsible for all taxes imposed on Nielsen or SpinCo. However, if such failure was the result of any acquisition of our shares, or of certain of our representations, statements or undertakings being incorrect, incomplete or breached, then SpinCo generally will be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “SpinCo Relationship with Nielsen Following the Separation and Distribution—Tax Matters Agreement.” Our indemnification obligations to Nielsen under the tax matters agreement are not expected to be limited in amount or subject to any cap. If SpinCo is required to pay any taxes or indemnify Nielsen and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, it may be subject to substantial liabilities.

Backup Withholding and Information Reporting

Payments of cash to U.S. holders of Nielsen ordinary shares in lieu of fractional shares of SpinCo ordinary shares may be subject to information reporting and backup withholding (currently, at a rate of 24 percent), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

TAXATION—THE UNITED KINGDOM

The following summary of certain United Kingdom taxation matters is based on current United Kingdom tax law and the published practice of HM Revenue & Customs at the date of this joint proxy statement/information statement and is subject to any changes in law and the interpretation and application thereof, which changes could be made with retrospective effect. It deals only with shareholders of Nielsen who are not resident (or treated as resident) in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment where their Nielsen shares have been used, held or acquired for the purposes of such trade, profession or vocation, or for the purposes of such branch, agency or permanent establishment (“Non-UK Shareholders”). The summary does not purport to be a comprehensive description of all tax considerations.

Shareholders who are in any doubt as to their tax position are advised to consult an appropriate professional tax adviser.

United Kingdom withholding tax and taxation of the distribution of SpinCo ordinary shares

Nielsen will not be required to make any withholding or deduction for or on account of United Kingdom tax from the distribution of SpinCo ordinary shares to Nielsen shareholders.

Non-UK Shareholders should not be subject to United Kingdom taxation on the distribution to them of SpinCo ordinary shares.

United Kingdom stamp duty and stamp duty reserve tax

No liability to United Kingdom stamp duty or stamp duty reserve tax should be incurred by Nielsen shareholders as a result of the distribution to them of SpinCo ordinary shares.

TAXATION—THE NETHERLANDS

The following summary of certain Dutch taxation matters is based on the laws and practice in force as of the date of this joint proxy statement/information statement and is subject to any changes in law and the interpretation and application thereof, which changes could be made with retroactive effect. The following summary deals only with shareholders of Nielsen who are resident or are treated as resident in the United States for U.S. tax purposes and are not resident, nor are treated as, resident in the Netherlands for Dutch tax purposes and who do not carry on, nor are deemed to carry on an enterprise in Netherlands through a permanent establishment or representative where their Nielsen shares have been attributed to such permanent establishment or representative (“U.S. Shareholders”). This summary does not purport to be a comprehensive description of all Dutch tax considerations.

Where the summary refers to “the Netherlands” or “Dutch,” it refers only to the European part of the Kingdom of the Netherlands.

Shareholders who are in any doubt as to their tax position are advised to consult an appropriate professional tax adviser.

Dutch withholding tax and taxation of the distribution of SpinCo ordinary shares

Nielsen will not be required to make any withholding or deduction for or on account of Dutch tax from the distribution of SpinCo ordinary shares to Nielsen shareholders.

U.S. Shareholders should not be subject to Dutch taxation on the distribution to them of SpinCo ordinary shares.

Dutch stamp duty and similar taxes

No liability to stamp duty or similar taxes should be incurred in the Netherlands by Nielsen shareholders as a result of the distribution to them of SpinCo ordinary shares.

DESCRIPTION OF MATERIAL INDEBTEDNESS OF SPINCO

SpinCo intends to incur certain indebtedness prior to or concurrent with the separation. A description of such arrangements will be included in an amendment to this joint proxy statement/information statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SPINCO

Before the distribution, all of the outstanding SpinCo ordinary shares will be owned beneficially and of record by Nielsen. Following the distribution, SpinCo expects to have outstanding an aggregate of approximately [            ] ordinary shares based upon approximately [            ] Nielsen ordinary shares outstanding on [                    ], excluding treasury shares and assuming no vesting of Nielsen stock-based awards, and applying the distribution ratio.

Security Ownership of Certain Beneficial Owners

The following table reports the number of SpinCo ordinary shares that SpinCo expects will be beneficially owned, immediately following the completion of the distribution, by each person who will beneficially own more than 5% of the outstanding SpinCo ordinary shares. The table is based upon information available as of [            ] as to those persons who beneficially own more than 5% of Nielsen’s outstanding ordinary shares and an assumption that, for every one Nielsen ordinary share held by such persons, they will receive [            ] SpinCo ordinary shares.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
[ ]	[	]	[	]

(1)	[ ]

Share Ownership of Executive Officers and Directors

The following table sets forth information, as of immediately following the completion of the distribution, calculated as of [            ], based upon the distribution of [            ] SpinCo ordinary shares for every one Nielsen ordinary share, regarding (a) each expected director and named executive officer of SpinCo and (b) all of SpinCo’s expected directors and executive officers as a group. Each person listed in the following table had sole voting and investment power of the shares shown, except as noted in the footnotes below. The address of each director and executive officer shown in the table below is c/o [    ], [    ], Attn: Secretary.

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percent of Class
[ ]	[	]	[	]

*	Less than one percent.

DESCRIPTION OF SPINCO’S ORDINARY SHARES

SpinCo’s articles of association will be amended and restated prior to the completion of the distribution, including to reflect its conversion into a Dutch public limited company (naamloze vennootschap). The following is a summary of the material terms of SpinCo’s ordinary shares that will be contained in the amended and restated articles of association. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the amended and restated articles of association or Dutch law to be in effect at the time of the separation and distribution, which you must read for complete information on SpinCo’s ordinary shares as of the time of the separation and distribution. Forms of the amended and restated articles of association as they are expected to be in effect at the time of the separation and distribution are included as exhibits to SpinCo’s registration statement on Form 10, of which this joint proxy statement/information statement forms a part.

General

The current legal and commercial name of SpinCo is Nielsen SpinCo B.V. SpinCo is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), but will be converted into a Dutch public limited company (naamloze vennootschap) prior to the separation and distribution.

The following is a summary of the material terms of SpinCo’s ordinary shares, as specified in SpinCo’s articles of association and applicable Dutch law. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of SpinCo’s Ordinary Shares,” you are encouraged to read SpinCo’s articles of association, which are included as an exhibit to this joint proxy statement/information statement, as well as the applicable provisions of Dutch law. All of SpinCo’s shares will be issued fully paid and will not be subject to any further calls or assessments. There are no conversion rights, redemption provisions or sinking fund provisions relating to any of SpinCo’s ordinary shares that will be delivered in connection with the separation and distribution. Upon the liquidation, dissolution or winding up of SpinCo, holders of SpinCo’s ordinary shares are entitled to share pro rata in all assets remaining after payment of its liabilities and the liquidation preference of any then-outstanding preference shares.

Share Capital

Upon completion of the separation and distribution, the issued share capital of SpinCo is expected to comprise:

•	[ ] ordinary shares.

Issued share capital increase. Under Dutch law, a decision to increase the share capital is taken by means of resolution passed by the general meeting of shareholders, unless another corporate body has been designated by the general meeting of shareholders to do so. A designation as referred to above is only valid for a specific period of no more than five years and may from time to time be extended with a period of no more than five years. The articles of association of SpinCo provide that the SpinCo Board of Directors is authorized to increase the issued share capital for a period of five years from [            ].

Issued share capital decrease. Subject to Dutch law and the proposed statutory provisions, holders of SpinCo ordinary shares may resolve to reduce the outstanding share capital at a general meeting by cancelling shares or by reducing the nominal value of the shares. In either case, this reduction would be subject to applicable statutory provisions. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a meeting of holders of SpinCo ordinary shares if at least 50% of the issued share capital is represented at the meeting or at least a two-thirds majority of the votes cast in a meeting of holders of SpinCo ordinary shares, if less than 50% of the issued share capital is represented at the meeting. A resolution to reduce share capital requires notice to SpinCo’s creditors who have the right to object to the reduction in capital under specified circumstances.

Repurchase of shares. Subject to Dutch law and its articles of association, SpinCo may acquire shares in its own capital, if (i) the acquisition is made for no consideration or (ii) (a) SpinCo’s shareholder’s equity less the payment required to make the acquisition does not fall below the sum of the paid-up and called-up part of its capital and any reserves required to be maintained by Dutch law or SpinCo’s articles of association and (b) after the acquisition of shares, SpinCo and its subsidiaries would not hold, or hold as pledgees, shares having an aggregate par value that exceeds 50% of SpinCo’s issued share capital. SpinCo may acquire shares in its own capital if the general meeting of shareholders so resolves or resolves to grant the SpinCo Board of Directors the authority to effect such acquisition, which authority can be delegated to the SpinCo Board of Directors for a maximum period of 18 months. No votes may be cast in the general meeting of shareholders of SpinCo in respect of shares held by SpinCo or any of its subsidiaries.

Dividends

A general meeting of shareholders of SpinCo may resolve, on the proposal of the SpinCo Board of Directors, to distribute dividends or reserves, wholly or partially, in the form of shares or cash. Subject to certain exceptions, dividends may only be paid out of profits as shown in the annual financial statements as adopted by the general meeting of shareholders. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up and called-up capital and any reserves required to be maintained by Dutch law or SpinCo’s articles of association. The SpinCo Board of Directors may also resolve on the distribution of an interim dividend in the form of shares or cash; provided, that the amount of such interim dividend does not exceed the excess of SpinCo’s shareholders’ equity (eigen vermogen) over the sum of the paid-up and called-up capital and any reserves required to be maintained by Dutch law or SpinCo’s articles of association.

Distributions that have not been collected within five years after they have become due and payable will revert to SpinCo (verjaring).

The ability of SpinCo to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that it or its subsidiaries incur. Whether or not dividends are paid depends on, among other things, SpinCo’s results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that the SpinCo Board of Directors may deem relevant. Profits will be available to be distributed as dividends only if and to the extent the SpinCo Board of Directors decides not to allocate profits to SpinCo’s reserves.

SpinCo currently intends to retain future earnings to finance and grow its business. As a result, SpinCo does not expect to pay any cash dividends for the foreseeable future. All decisions regarding the payment of dividends by SpinCo will be made by the SpinCo Board of Directors from and otherwise in accordance with applicable law.

Corporate Governance

Voting Rights

Each SpinCo ordinary share confers the right to cast one vote at the general meeting of shareholders of SpinCo. Resolutions proposed to the general meeting of shareholders of SpinCo by the SpinCo Board of Directors are adopted by a simple majority of votes cast, unless another majority of votes or quorum is required by virtue of Dutch law or SpinCo’s articles of association. Voting rights may be exercised by shareholders or by a duly appointed proxy holder of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct (vruchtgebruik) or right of pledge in respect of shares shall have the voting rights attached thereto if so provided for when the usufruct (vruchtgebruik) or right of pledge was created.

Under SpinCo’s articles of association, blank votes (votes where no choice has been made), abstentions and invalid votes shall not be counted as votes cast. Further, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at the general meeting of shareholders. The chairman of the general meeting of shareholders shall determine the manner of voting and whether voting may take place by acclamation.

Subject to certain restrictions in SpinCo’s articles of association, the determination during the general meeting of shareholders made by the chairman of such general meeting with regard to the results of a vote shall be decisive. The SpinCo Board of Directors will keep a record of resolutions passed at each general meeting of the shareholders.

Shareholders’ Register

Subject to Dutch law, SpinCo must keep its shareholders’ register accurate and up-to-date. The SpinCo’s Board of Directors keeps the shareholders’ register and records names and addresses of all shareholders, showing the date on which the shares were acquired, the date of the acknowledgement by SpinCo of such acquisition of shares, as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) or a right of pledge in respect of shares. Part of the register may be kept outside of the Netherlands to comply with applicable local law or stock exchange rules. SpinCo’s shareholders’ register is available for inspection by the shareholders and others entitled to inspect the shareholders’ register pursuant to Dutch law.

General Meetings of Shareholders and Notices

A general meeting of SpinCo’s shareholders shall be held once a year within the periods required under Dutch law (i.e., before the end of June) and the [                ] listing rules to convene a general meeting of shareholders.

Extraordinary general meetings of shareholders may be held when called by the SpinCo Board of Directors, or when one or more holders of SpinCo ordinary shares collectively representing at least 10% of the issued ordinary shares request the SpinCo Board of Directors convene an extraordinary general meeting of shareholders, specifying in detail the subjects to be discussed at such meeting.

Public notice of a general meeting of shareholders or an extraordinary meeting of shareholders must be given by the SpinCo Board of Directors in accordance with Dutch law and the regulations of [                ] and the rules and regulations of the SEC. SpinCo’s articles of association will require that such notice be given no later than 15 days prior to the day of the general meeting of shareholders.

All holders of SpinCo ordinary shares are entitled to attend the general meetings and to vote, either in person or by a proxy authorized in writing. The SpinCo Board of Directors may determine that shareholders may exercise voting rights electronically at the meeting or during a period prior to the meeting (such period, to be determined by the SpinCo Board of Directors, not to exceed 28 days before the meeting), and the SpinCo Board of Directors may set reasonable conditions for the use of such electronic means of communication, to be included in the notice of such meeting.

General meetings of shareholders shall be presided over by the independent chairman of the SpinCo Board of Directors. Members of the SpinCo Board of Directors may attend general meetings of shareholders, and in these meetings, they may have an advisory vote. The chairman of the general meeting of shareholders may decide at his or her discretion to admit other persons to such meeting. The external auditor of the company may also attend the general meeting of shareholders in which the annual accounts are discussed.

Shareholder Approval of Certain Transactions

Under Dutch law, the approval at a general meeting of shareholders by a simple majority of those present or validly represented is required for any significant change in the identity or nature of the company or business of

SpinCo, including in the case of (i) a transfer of all or substantially all of its business to a third party, (ii) the entry into or termination by it or one of its subsidiaries of a significant long-term cooperation with another entity, or (iii) the acquisition or divestment by it or one of its subsidiaries of a participating interest in the capital of a company having a value of at least one-third of the amount of the assets of SpinCo.

Appointment of Directors

Members of the SpinCo Board of Directors may be appointed at a general meeting of shareholders from a list of nominees prepared by the SpinCo Board of Directors by a majority of votes cast. Directors may also be appointed at a general meeting of shareholders without such a nomination prepared by the SpinCo Board of Directors by at least a two-thirds majority of the votes cast, provided such majority represents more than one-half of SpinCo’s issued share capital.

Directors are expected to be appointed for one year and will be re-electable each year at the annual general meeting of shareholders of SpinCo.

Vacancies may be filled through adoption of a resolution of SpinCo’s general meeting of shareholders to appoint one or more directors. These appointments are being made out of a list of nominees to be drawn up by the SpinCo Board of Directors at its own discretion or by one or more shareholders who individually or jointly hold such number of shares required to propose nominees for appointment as a director of SpinCo, which number should be at least 3% of SpinCo’s issued share capital.

Removal of Directors

The members of the SpinCo Board of Directors may be suspended or dismissed at a general meeting of shareholders. If a resolution to suspend or dismiss a director is proposed by the SpinCo Board of Directors, such resolution need be adopted by a majority of the votes cast. If no such proposal is made by the SpinCo Board of Directors, then a director may be suspended or dismissed by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than one-half of SpinCo’s issued share capital.

Directors’ Duties

Each director will owe a duty to SpinCo to properly perform the duties assigned to him or her and to act in the corporate interest of SpinCo. Under Dutch law, the corporate interest extends to the interest of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Amendment of Articles of Association

SpinCo’s articles of association may only be amended by a resolution of the general meeting of shareholders upon a proposal made by the SpinCo Board of Directors. If a resolution to amend SpinCo’s articles of association is submitted to the general meeting of shareholders, it must in all cases be stated in the notice convening such general meeting. A resolution by the general meeting of shareholders to amend SpinCo’s articles of association may be adopted by a simple majority of votes cast.

Adoption of Annual Accounts

Pursuant to Dutch law, SpinCo is required to publish its annual accounts with the Dutch Chamber of Commerce (Kamer van Koophandel) within eight days after SpinCo’s shareholders’ adoption of such accounts at a general meeting of shareholders and ultimately within 12 months after the end of its fiscal year.

SpinCo’s Board of Directors will prepare its annual accounts, each year within five months after the end of its fiscal year, which period may be extended up to ten months from the end of its fiscal year by the general meeting of shareholders. The annual accounts must be accompanied by an auditor’s certificate, a management report and certain other mandatory information and will be made available for inspection by SpinCo’s shareholders at its offices within the same period. Under Dutch law, the general meeting of shareholders may appoint and, subject to certain restrictions, remove SpinCo’s independent auditor, as referred to in Section 2:393 of the Dutch Civil Code, who audits the annual accounts. If SpinCo’s shareholders at a general meeting of the shareholders fail to appoint an independent auditor, an auditor will be appointed by SpinCo’s Board of Directors. The annual accounts are adopted by SpinCo’s shareholders at the general meeting of the shareholders and will be prepared in accordance with Title 9 of Book 2 of the Dutch Civil Code.

The adoption of the annual accounts by SpinCo’s shareholders does not release SpinCo’s directors from liability for acts reflected in such accounts. Any such release from liability requires a separate shareholders’ resolution.

Limitation on Non-Residents and Exchange Controls

There are no limitations under Dutch law or SpinCo’s articles of association on non-residents of the Netherlands holding or voting SpinCo’s ordinary shares. Under Dutch law, there are currently no exchange controls applicable to the transfer of dividends or other distributions with respect to, or of the proceeds from the sale of, shares in a Dutch company to persons outside the Netherlands.

Squeeze-Out Proceedings

A shareholder who for its own account (or together with its group companies) holds at least 95% of SpinCo’s issued share capital may institute proceedings against SpinCo’s other shareholders jointly for the transfer of their shares to the shareholder who holds such 95% majority. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) (the “Enterprise Chamber”) and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the applicable provisions of Dutch law. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer by the Enterprise Chamber becomes final and irrevocable, the majority shareholder that instituted the squeeze-out proceedings shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to the majority shareholder.

Unless the addresses of all minority shareholders are known to the majority shareholder acquiring the shares, the majority shareholder is required to publish the same in a newspaper with a national circulation. A shareholder that holds a majority of SpinCo’s issued share capital, but less than the 95% required to institute the squeeze-out proceedings described above, may seek to propose and implement one or more restructuring transactions with the objective of obtaining at least 95% of SpinCo’s issued share capital so the shareholder may initiate squeeze-out proceedings. Those restructuring transactions could, among other things, include a merger or demerger involving SpinCo, a contribution of cash and/or assets against issuance of SpinCo’s shares, the issue of new shares to the majority shareholder without preemptive rights for minority shareholders or an asset sale transaction.

Depending on the circumstances, an asset sale of a Dutch public limited company (naamloze vennootschap) is sometimes used as a way to squeeze out minority shareholders, for example, after a successful tender offer through which a third party acquires a supermajority, but less than all, of the company’s shares. In such a scenario, the business of the target company is sold to a third party or a special purpose vehicle, followed by the liquidation of the target company. The purchase price is distributed to all shareholders in proportion to their respective shareholding as liquidation proceeds, thus separating the business from the company in which minority shareholders had an interest.

Any sale or transfer of all of SpinCo’s assets and its dissolution or liquidation is subject to approval by a majority of the votes cast in the general meeting of shareholders. SpinCo’s articles of association provide that the general meeting of shareholders may only adopt such resolution upon a proposal of SpinCo’s Board of Directors.

Preferential Rights

Under Dutch law, holders of SpinCo’s existing shares have preferential rights in respect of future issuances of such shares in proportion to the number of shares held by them, unless limited or excluded by mandatory provisions of Dutch law or by the SpinCo Board of Directors. Preferential rights do not apply with respect to (i) shares issued for non-cash consideration, (ii) shares issued to employees or (iii) shares issued pursuant to the exercise of share options or similar rights to subscribe for shares which were previously granted.

SpinCo’s articles of association will provide that the SpinCo Board of Directors has the irrevocable power to limit or exclude any preferential rights of SpinCo shareholders prior to any individual issuance of shares, provided that it has been authorized by the general meeting of shareholders to do so. The authority to limit or exclude preferential rights may be extended in the same manner as the authority to issue shares.

As a matter of Dutch law, resolutions of the general meeting of shareholders (i) to limit or exclude preemptive rights or (ii) to designate the SpinCo Board of Directors as the corporate body that has authority to limit or exclude preemptive rights, require an ordinary majority of the votes cast, except that at least a two-thirds majority of the votes cast is required if less than 50% of the issued share capital of SpinCo is present or represented at the relevant meeting.

The rules relating to preferential rights also apply to the granting by SpinCo of rights to subscribe for shares, such as options and warrants, but not to the issue of shares upon exercise of such rights.

Liability and Indemnification Matters

Under Dutch law, a member of SpinCo’s Board of Directors and certain other officers may be held liable for damages in the event of improper or negligent performance of their duties. They may be held jointly and severally liable for damages to SpinCo and to third parties for infringement of the articles of association or of certain provisions of the Dutch Civil Code. In certain circumstances, they may also incur additional specific civil and criminal liabilities. Directors and certain officers are or will be beneficiaries of an insurance policy held by SpinCo against certain damages resulting from their conduct when acting in their capacities as directors or officers.

SpinCo’s articles of incorporation will allow SpinCo to indemnify the members of the SpinCo Board of Directors for damages and various costs and expenses related to claims brought against them in connection with the exercise of their duties, except in the case of negligence, default, breach of duty or breach of trust in relation to SpinCo.

Anti-Takeover Provisions

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of SpinCo’s articles of incorporation may make it more difficult for a third party to acquire control of SpinCo or effect a change in SpinCo’s Board of Directors. These provisions include provisions stating that the removal or suspension of a member of SpinCo’s Board of Directors must be adopted by at least a two-thirds majority of the votes cast representing more than half of SpinCo’s issued share capital unless proposed by the SpinCo Board of Directors and the requirement that certain matters, including an amendment to SpinCo’s articles of association, may only be brought to SpinCo’s shareholders for a vote upon a proposal by the SpinCo Board of Directors.

Listing

SpinCo intends to apply to list its ordinary shares on [                ] under the symbol “[            ].”

Sale of Unregistered Securities

On March 17, 2020, SpinCo issued 100 ordinary shares to Nielsen for a total consideration of €1.00. Pursuant to Section 4(a)(2) of the Securities Act, SpinCo did not register the issuance of these ordinary shares under the Securities Act because such issuance did not constitute a public offering.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for SpinCo will be [            ].

[                    ]

COMPANY/CORPORATE LAW COMPARATIVE TABLE OF SPINCO AND NIELSEN

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc
Capitalization	Upon completion of the spin-off, the issued share capital of SpinCo is expected to comprise: • [ ] ordinary shares.	Upon completion of the spin-off, the issued share capital of Nielsen is expected to comprise: • [ ] ordinary shares.

Increase in Share Capital

Issue of shares. Under Dutch law, a decision to increase the share capital is taken by means of resolution passed by the general meeting of shareholders, unless another corporate body has been designated by the general meeting of shareholders to do so. A designation as referred to above is only valid for a specific period of no more than five years and may from time to time be extended with a period of no more than five years.

Authorized share capital increase. Under Dutch law, the general meeting of shareholders may by amending the articles of association increase the authorized share capital.

Under the Companies Act 2006 (the “UK Companies Act”), the issued share capital of Nielsen may be increased only if the Nielsen Board of Directors is authorized to allot and issue further shares either by an ordinary resolution (i.e., a majority of the votes cast) of the shareholders of Nielsen in a general meeting or Nielsen’s articles of association. Any such authorization must specify the maximum amount of shares which the Nielsen Board of Directors is authorized to issue and can last for a maximum of five years.

As to authorized share capital, English law no longer uses the concept of “authorized” share capital.

Nielsen is authorized to allot and issue further shares pursuant to an ordinary resolution passed on May 12, 2020. This authority will expire on May 12, 2025 unless renewed in advance of that date.

Preemptive Rights and Preferential Subscription Rights

Under Dutch law, holders of shares have preemptive rights in respect of future issuances of such shares in proportion to the number of shares held by them, unless limited or excluded as described below.

Preemptive rights do not apply with respect to (i) shares issued for non-cash consideration; (ii) shares issued to employees or (iii) shares issued pursuant to the exercise of share options or similar rights to subscribe for shares which were previously granted.

SpinCo’s draft articles of association provide that the SpinCo board of directors has the irrevocable power to limit or exclude any preemptive rights to which shareholders may be entitled, provided that it has been authorized by the general

Under the UK Companies Act, the issuance of “equity securities” by Nielsen that are to be paid for wholly in cash (except shares held under an employees’ share scheme) must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings on the same or more favorable terms, unless a special resolution (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding Nielsen ordinary shares that, being entitled to vote, vote on the resolution) to approve the disapplication of preemptive rights has been passed in a general meeting of shareholders.

In this context, “equity securities” generally includes the ordinary shares of Nielsen or rights to subscribe for or to

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc

meeting of shareholders to do so. The authority to limit or exclude preemptive rights may be extended in the same manner as the authority to issue shares.

As a matter of Dutch law, resolutions of the general meeting of shareholders to limit or exclude preemptive rights or to designate the board of directors as the corporate body that has authority to limit or exclude preemptive rights, require an ordinary majority of the votes cast, except that at least a two-thirds majority of the votes cast is required if less than 50% of the issued share capital is present or represented at the relevant meeting.

The rules relating to issuances of shares and preemptive rights as described above apply equally to the granting of rights to subscribe for shares, such as options and warrants, but not to the issue of shares upon exercise of such rights.

convert securities into ordinary shares.

English law permits a company’s shareholders by special resolution or a provision in a company’s articles of association to exclude preemptive rights for a period of up to five years. Nielsen’s authority to disapply preemptive rights expired on August 6, 2020.

Additionally, statutory preemptive rights under English law generally do not apply to:

•  the issuance or transfer of shares under an employees’ equity compensation plan;

•  the issuance of bonus shares (i.e., shares paid up by way of a capitalization of a company’s reserves); or

•  the issuance of equity securities that are paid up wholly or partly otherwise than in cash (i.e., pursuant to an exchange offering or payment in kind).

Distributions and Dividends

The general meeting may resolve, on the proposal of the board of directors, to distribute dividends or reserves, wholly or partially, in the form of shares. Subject to certain exceptions, dividends may only be paid out of profits as shown in the annual financial statements as adopted by the general meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up and called-up capital and any reserves required by Dutch law or the articles of association. The SpinCo Board of Directors may also resolve on the distribution of an interim dividend, provided the amount of such interim distribution does not exceed an amount equal to the amount of equity exceeding the issued share capital plus the mandatory reserves.

Distributions that have not been collected within five years after they have become due and payable will revert to the company.

Under English law, dividends may only be paid out of Nielsen’s distributable profits or distributable reserves and not out of share capital, which includes share premium (which is the excess of the consideration for the issuance of shares over the aggregate nominal amount of such shares).

A reserve arising from a court-approved reduction of capital is included in distributable profit unless the court orders otherwise. A reduction of capital may therefore be used to increase existing distributable reserves and/or reduce or eliminate accumulated realized losses to enable a company to pay a dividend.

In addition, the UK Companies Act does not permit Nielsen to pay a dividend:

•  if, at the time, the amount of Nielsen’s net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves; or

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc

The ability of SpinCo to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that it or its subsidiaries incur. Whether or not dividends are paid depends on, among other things, SpinCo’s results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that the SpinCo Board of Directors may deem relevant. Profits will be available to be distributed as dividends only if and to the extent the SpinCo Board of Directors decides not to allocate profits to SpinCo’s reserves.

•  to the extent that the dividend will reduce the net assets below such amount.

Whether a dividend can be paid must be justified by reference to Nielsen’s “relevant accounts” (which must be its individual accounts (i.e., separate stand-alone statutory accounts)). These will usually be the most recent annual accounts but may, in certain circumstances, be Nielsen’s interim accounts.

Nielsen’s articles of association permit the shareholders, by ordinary resolution, to declare final dividends. A declaration must not be made unless the members of the Nielsen Board of Directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount. In addition, the members of the Nielsen Board of Directors may declare and pay interim dividends.

Purchase and Redemption of Own Shares	As a matter of Dutch law, a public company with limited liability (naamloze vennootschap) may acquire its own shares, subject to certain provisions of Dutch law and its articles of association, if (i) the acquisition is made for no consideration or (ii)(a) the company’s shareholder’s equity less the payment required to make the acquisition does not fall below the sum of the paid- and called-up part of its capital and any reserves required to be maintained by Dutch law or the company’s articles of association and (b) in the case of listed companies, after the acquisition of shares, the company and its subsidiaries would not hold, or hold as pledgees, shares having an aggregate par value that exceeds 50% of the company’s issued share capital. SpinCo may acquire its own ordinary shares if the general meeting of shareholders so resolves or resolves to grant the board of directors the authority to effect such acquisition, which authority can be delegated to the board of directors for a maximum period of 18 months. If SpinCo repurchases any of its ordinary shares, no votes may be cast on these treasury shares.

The UK Companies Act limits a company’s ability to hold or repurchase its own shares. Because Nielsen is listed on the NYSE, Nielsen is permitted to purchase its own ordinary shares by way of an “off market purchase.” This requires that holders of Nielsen ordinary shares pass an ordinary resolution approving the terms of the contract pursuant to which the purchase(s) are to be made. Such approval may be for a specific purchase or constitute a general authority lasting for up to five years from the date of the resolution, and renewal of such approval for additional five-year terms may be sought more frequently.

Nielsen may fund the purchase of its own ordinary shares only out of distributable reserves or the proceeds of a new issue of ordinary shares made expressly for that purpose. If any premium above the nominal value of the purchased ordinary shares is paid, it must be paid out of distributable reserves.

Any ordinary shares purchased by Nielsen out of distributable reserves may be held as

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc
treasury shares. Pursuant to a special resolution passed on May 12, 2020, the Nielsen Board of Directors is authorized to repurchase shares within designated parameters in accordance with English law. This authority will expire on May 12, 2025, unless renewed in advance of that date.

Reduction of Capital	Subject to Dutch law and the proposed statutory provisions, holders of SpinCo ordinary shares may resolve to reduce the outstanding share capital at a general meeting by cancelling shares or by reducing the nominal value of the shares. In either case, this reduction would be subject to applicable statutory provisions. In order to be approved, a resolution to reduce the capital requires approval of a majority of the votes cast at a meeting of holders of SpinCo ordinary shares if at least half the issued capital is represented at the meeting or at least a two-thirds majority of the votes cast in a meeting of holders of SpinCo ordinary shares, if less than 50% of the issued share capital is present or represented. A resolution to reduce capital requires notice to the creditors of the company who have the right to object to the reduction in capital under specified circumstances.

An English company may choose to reduce its share capital so that, to the extent of the capital reduced, it may create distributable reserves for the payment of a dividend or to return surplus capital to shareholders.

Under the UK Companies Act, a public company can effect a reduction of capital only with approval from an English court. Prior to the court process, the reduction must first be approved by a special resolution of shareholders in general meeting (i.e., a resolution approved by the holders of at least 75% of the aggregate voting power of the outstanding Nielsen ordinary shares that, being entitled to vote, vote on the resolution). If the resolution is approved, the reduction must be approved by a court.

Shareholder Approval of Certain Transactions	Under Dutch law, the approval of the general meeting by simple majority of those present or validly represented is required for any significant change in the identity or nature of the company or business of SpinCo, including in the case of (i) a transfer of all or substantially all of SpinCo’s business to a third party; (ii) the entry into or termination by SpinCo or one of its subsidiaries of a significant long-term cooperation with another entity; or (iii) the acquisition or divestment by SpinCo or one of its subsidiaries of a participating interest in the capital of a company having a value of at least one-third of the amount of the assets.

Shareholder Approval. Under English law and subject to applicable U.S. securities laws and NYSE rules and regulations, where Nielsen proposes to acquire another company, approval of the holders of Nielsen ordinary shares is not required although there may be other aspects of the transaction that require shareholder approval (for example a share capital increase).

Nielsen’s articles of association specifically provide that the following matters are subject to the approval of members in a general meeting: (i) a transfer of all or substantially all of Nielsen’s business to a third party; (ii) the entry into or termination by Nielsen or one of its subsidiaries of a significant long-term cooperation with another entity; or (iii) the acquisition or divestment by Nielsen or one of its

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc
subsidiaries of a participating interest in the capital of a company having a value of at least one-third of the amount of Nielsen’s assets, as stated in its consolidated balance sheet in its latest adopted annual accounts.

Conflicts	Under Dutch law, board members cannot participate in the decision-making regarding matters in which they have a direct or indirect personal interest that conflicts with the interest of the company.	Under English law, certain transactions between a director, certain parties connected with that director and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

Squeeze-Out procedure	A shareholder who holds at least 95% of a company’s issued capital may institute proceedings against the company’s other shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Dutch Enterprise Chamber and are instituted by means of a writ of summons served upon the minority shareholders. The Dutch Enterprise Chamber will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Dutch Enterprise Chamber on the value of the shares.	English law provides for dissenters’ rights which permit a shareholder to object to a court in the context of the compulsory acquisition of minority shares pursuant to the statutory squeeze-out procedure.

Appointment of Directors

Members of the SpinCo Board of Directors may be appointed at a general meeting of shareholders from a list of nominees prepared by the SpinCo Board of Directors by a majority of votes cast. Directors may also be appointed at a general meeting of shareholders without such a nomination prepared by the SpinCo Board of Directors by at least a two-thirds majority of the votes cast, provided such majority represents more than one-half of SpinCo’s issued share capital.

Directors are expected to be appointed for one year and will be re-electable each year at the annual general meeting of shareholders of SpinCo.

Vacancies may be filled through adoption of a resolution of SpinCo’s general meeting of shareholders to appoint one or more

Directors are appointed by one of the following methods: (i) by ordinary resolution of the shareholders; (ii) at a general meeting called in order to appoint directors when there are fewer than two members of the Nielsen Board of Directors; or (iii) by a decision of the members of the Nielsen Board of Directors.

Directors that are proposed to be elected at a shareholder meeting (i.e., pursuant to methods (i) and (ii) described above) must be elected individually pursuant to separate proposals at the meeting; more than one director cannot be elected under the same shareholder proposal. Nielsen’s articles of association provide for a director appointed by the Nielsen Board of Directors (i.e., pursuant to method (iii) described above) to retire at the conclusion of the next annual

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc
	directors. These appointments are being made out of a list of nominees to be drawn up by the SpinCo Board of Directors at its own discretion or by one or more shareholders who individually or jointly hold such number of shares required to propose nominees for appointment as a director of SpinCo, which number should be at least 3% of SpinCo’s issued share capital.	general meeting after his or her appointment unless he or she is reappointed during that meeting.

Removal of Directors	The members of the SpinCo Board of Directors may be suspended or dismissed at any time at the general meeting. If a resolution to suspend or dismiss a director is proposed by the SpinCo Board of Directors, such resolution may be adopted by an absolute majority of the votes validly cast. If no such proposal is made by the board, then a director may be suspended or dismissed by the general meeting by at least a two-thirds majority of the votes cast, provided such majority represents more than half of SpinCo’s issued ordinary share capital.

Pursuant to the UK Companies Act, shareholders can remove directors by passing an ordinary resolution (i.e., passed with a majority of votes cast). Such a resolution to remove a director requires “special notice” under the UK Companies Act. Broadly, “special notice” requires that Nielsen be given notice by the proposing shareholder of the removal resolution at least 28 days prior to the meeting at which the removal resolution is to be proposed. Nielsen must then give notice to the holders of its ordinary shares at the same time as it gives notice of the relevant meeting to its shareholders or, if this is not practical (i.e., because notice of the meeting has already been given), Nielsen must give at least 14 days’ notice of the removal resolution to its shareholders.

The UK Companies Act allows the inclusion in a company’s articles of association of an additional removal process, such as one that does not require “special notice.” Nielsen’s articles of association permit the removal of a director by ordinary resolution without the need for a “special notice” and to appoint, by ordinary resolution, a person to replace him or her.

Directors’ Duties	Each director will owe a duty to SpinCo to properly perform the duties assigned to him or her and to act in the corporate interest of SpinCo. Under Dutch law, the corporate interest extends to the interest of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

The UK Companies Act codified many of the pre-existing common law and fiduciary duties that had previously existed in relation to directors under English law and imposes the following statutory director duties on directors of English companies:

•  a duty to act within his or her powers (i.e., in accordance with the articles and shareholder resolutions);

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc

•  a duty to act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

•  a duty to act in accordance with the company’s constitution and exercise powers only for the purposes for which they are conferred;

•  a duty to exercise independent judgment;

•  a duty to exercise reasonable care, skill and diligence;

•  a duty to avoid conflicts of interest;

•  a duty not to accept benefits from third parties; and

•  a duty to declare an interest in a proposed transaction with the company.

The above duties apply to all directors of an English company in all contexts, including in relation to takeovers, business combinations and other corporate transactions.

Indemnification of Directors and Officers and Insurance	SpinCo’s proposed articles of association enable SpinCo to indemnify the members of the SpinCo Board of Directors for damages and various costs and expenses related to claims brought against the members of the SpinCo Board of Directors in connection with the exercise of their duties, except in case of negligence, default, breach of duty or breach of trust by him or her in relation to the company.	Nielsen’s articles of association enable Nielsen to indemnify the directors and officers of Nielsen and to advance expenses to defend claims against directors and officers to the full extent of English law. Subject to certain limited exceptions described below, English law does not permit a company to exempt a director or certain officers from, or indemnify him or her against, liability in connection with any negligence, default, breach of duty or breach of trust by him or her in relation to the company. Indemnification is permitted for liabilities incurred in proceedings in which judgment is entered in favor of the director or officer and the director or officer is acquitted, or the director or officer is held liable, but the court finds that he or she acted honestly or reasonably and the relief should be granted.

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc
General Meetings of Shareholders

A general meeting of SpinCo’s shareholders shall be held once a year within the periods required under Dutch law (before end of June the next year) and the NYSE listing rules to convene a general meeting of shareholders. The notice period is 15 calendar days.

Extraordinary general meetings of shareholders may be held as frequently as they are called by the SpinCo Board of Directors, or whenever one or more holders of SpinCo ordinary shares collectively representing at least 10% of the issued ordinary shares request the board of directors in writing and submit the necessary court petition. Public notice of a general meeting of shareholders or an extraordinary meeting of shareholders must be given by the board of directors in accordance with Dutch law and the regulations of the NYSE, where SpinCo’s ordinary shares will be officially listed, and the rules and regulations of the SEC.

All holders of SpinCo ordinary shares are entitled to attend the general meetings, to address the general meeting and to vote, either in person or by appointing a proxy to act for them. The same applies to every pledge and usufructuary who holds voting rights on SpinCo ordinary shares. The SpinCo Board of Directors may determine that, in order to exercise the right to attend the general meeting, to address the general meeting and/or to vote at the general meetings, holders of SpinCo ordinary shares must notify SpinCo in writing through SpinCo’s transfer agent of their intention to do so, no later than on the day and at the place mentioned in the notice convening the meeting.

The SpinCo Board of Directors may determine that shareholders may attend and address the general meeting, participate in the deliberations and exercise voting rights electronically, and the SpinCo Board of Directors may set reasonable conditions for the use of such electronic means of communication.

An annual general meeting of members shall be held once a year within the periods required under English law and the NYSE listing rules to convene a general meeting of members. Pursuant to the UK Companies Act, Nielsen is required to hold an annual general meeting within six months of the day following the end of its fiscal year.

The notice required for an annual general meeting is 21 clear days unless a majority in number of those entitled to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the ordinary shares giving that right, agree to accept shorter notice. For the purposes of giving notice, “clear days” means calendar days between (and excluding) deemed receipt of the notice and the date of the meeting itself. It is anticipated that the annual general meetings of Nielsen will continue to be used for the purpose, among other things, of approving the appointment and reappointment of Nielsen’s directors and its UK statutory auditor.

Under the UK Companies Act, a general meeting (other than the annual general meeting) may be convened by the board of directors of a company or by shareholder(s) representing at least 5% of the paid-up capital of a company carrying voting rights (excluding any paid-up capital held as treasury shares) or, in certain circumstances, by the auditor of the company. Nielsen’s articles of association provide that holders of Nielsen ordinary shares be given at least 14 clear days’ notice of general meetings (other than the annual general meeting) unless a majority in number of those entitled to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the ordinary shares giving that right, agree to accept shorter notice.

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc

Holders of SpinCo ordinary shares holding 3% or more of SpinCo’s capital are entitled to request items to be put on the agenda of the general meeting, which request the company must honor, subject to limited exemptions.

Voting Rights	Each SpinCo ordinary share confers the right to cast one vote at the general meeting of shareholders. Resolutions proposed to the general meeting of shareholders by the board of directors are adopted by a simple majority of votes cast, unless another majority of votes or quorum is required by virtue of Dutch law or SpinCo’s proposed articles of association.	At a poll taken at a meeting, every qualifying shareholder present and entitled to vote on the resolution has one vote for every Nielsen ordinary share of which he or she is the holder.

Enforcement of Judgments	The Netherlands and the United States do not have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in the Netherlands is governed by the principles set forth in the Dutch statute of civil procedure. This statute provides in principle that a judgment rendered by a non-Dutch court may not be enforced in the Netherlands. Nevertheless, Dutch Courts may give force to such non-Dutch judgment without reviewing it on the merits if (i) litigants have submitted themselves to the jurisdiction of such court explicitly through their choice of competent court or implicitly by cooperating with the court procedures and (ii) the court procedures and the service of documents leading to the judgment were in accordance with the due process of law.

There are no arrangements in place between the UK and the United States relating to the reciprocal enforcement of judgments. U.S. judgments must therefore be enforced at common law and by instituting fresh legal proceedings in England and Wales. In broad terms, for a foreign judgment to be recognized by courts in England and Wales:

•  it must be for a debt or definite sum of money;

•  it must be final and conclusive in the court which pronounced it; and

•  it must have been given by a court regarded by English law as competent to do so.

It may therefore be more difficult (or impossible) to bring some types of claims against an English company. Further, a judgment may be impeached by showing that:

•  the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment;

•  the judgment was obtained through fraud;

•  the enforcement of the judgment would be contrary to the public policy of the UK; or

Item	Dutch law / SpinCo N.V.	UK law / Nielsen Holdings plc

•  the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

A criminal judgment in a U.S. court under U.S. federal securities laws may not be enforceable in the English courts on public policy grounds, and a prosecution brought before the English courts under U.S. federal securities laws may also not be permitted on public policy grounds.

WHERE YOU CAN FIND MORE INFORMATION

Nielsen

This document incorporates by reference certain business, financial and other information about Nielsen from certain documents filed with the SEC that have not been included herein or delivered herewith. Nielsen files reports (including annual, quarterly and current reports that may contain audited financial statements), proxy statements and other information with the SEC.

Copies of Nielsen’s filings with the SEC are available to investors without charge by request made to Nielsen in writing or by telephone with the following contact information:

Nielsen Holdings plc

Attention: Investor Relations

675 6th Avenue

New York, NY 10011

Telephone:    +1 (646) 654-8153

TO RECEIVE TIMELY DELIVERY OF THESE MATERIALS, YOU MUST MAKE YOUR REQUESTS NO LATER THAN FIVE BUSINESS DAYS BEFORE THE DATE OF THE NIELSEN SPECIAL MEETING.

You may also obtain printer-friendly versions of Nielsen’s SEC reports at www.ir.nielsen.com. However, Nielsen is not incorporating the information on Nielsen’s website other than the filings listed below into this joint proxy statement/information statement. Nielsen’s filings with the SEC are available to the public at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. The SEC allows certain information to be “incorporated by reference” into this document. This means that Nielsen can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information modified or superseded by information contained directly in this document or in any document subsequently filed by Nielsen that is also incorporated or deemed to be incorporated by reference herein. This document incorporates by reference the documents set forth below that Nielsen has previously filed with the SEC and any future filings by Nielsen under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, from the date of this document to the date that the Nielsen special meeting is held, except, in any such case, for any information therein that has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about Nielsen and its financial condition.

This joint proxy statement/information statement hereby incorporates by reference the following documents that Nielsen has filed with the SEC:

•

Nielsen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on February 27, 2020, as amended by Amendment No.  1 on Form 10-K/A, filed with the SEC on May 5, 2020;

•	Nielsen’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the SEC on August 5, 2020;

•	Nielsen’s Annual Proxy Statement, filed with the SEC on April 1, 2020;

•

Nielsen’s Current Reports on Form 8-K, filed with the SEC on January  14, 2020, February  13, 2020 (as amended on March 26, 2020), March 20, 2020, April  29, 2020, April  30, 2020 (Item 8.01 therein only), May  5, 2020, May 14, 2020, June  4, 2020, July 7, 2020, July 13, 2020, and July 22, 2020; and

•

The description of Nielsen’s ordinary shares contained in Nielsen’s registration statement on Form S-1, filed with the SEC on June 3, 2010, including any amendments or reports filed for the purpose of updating such description.

If you are a Nielsen shareholder and you have any questions about the separation and distribution, please contact Nielsen’s Investor Relations Department at (646) 654-8153.

NEITHER NIELSEN NOR SPINCO HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE SEPARATION AND DISTRIBUTION OR ABOUT NIELSEN OR SPINCO THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS DOCUMENT OR THE DOCUMENTS THAT NIELSEN OR SPINCO PUBLICLY FILES WITH THE SEC. THEREFORE, NEITHER NIELSEN NOR SPINCO TAKES RESPONSIBILITY FOR, NOR CAN PROVIDE ASSURANCES AS TO THE RELIABILITY OF, ANY OTHER INFORMATION THAT OTHERS MAY GIVE YOU.

THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE HEREOF. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF SUCH DOCUMENT. ANY STATEMENT CONTAINED IN THIS DOCUMENT OR IN ANY DOCUMENT INCORPORATED INTO THIS DOCUMENT BY REFERENCE AS TO THE CONTENTS OF ANY CONTRACT OR OTHER DOCUMENT REFERRED TO IN THIS DOCUMENT OR IN OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS DOCUMENT ARE NOT NECESSARILY COMPLETE AND, IN EACH INSTANCE, REFERENCE IS MADE TO THE COPY OF THE APPLICABLE CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THIS JOINT PROXY STATEMENT/INFORMATION STATEMENT OR OTHERWISE FILED WITH THE SEC. ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT WILL BE DEEMED TO BE MODIFIED OR SUPERSEDED TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE INTO THIS DOCUMENT MODIFIES OR SUPERSEDES SUCH STATEMENT. ANY STATEMENT SO MODIFIED OR SUPERSEDED WILL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THIS DOCUMENT. THE TAKING OF ANY ACTIONS CONTEMPLATED HEREBY BY NIELSEN AT ANY TIME WILL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

SpinCo

SpinCo has filed a registration statement on Form 10 with the SEC with respect to the SpinCo ordinary shares being distributed, as contemplated by this joint proxy statement/information statement. This joint proxy statement/information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to SpinCo and its ordinary shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this joint proxy statement/information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this joint proxy statement/information statement is not incorporated by reference in this joint proxy statement/information statement.

As a result of the distribution, SpinCo will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.

SpinCo intends to furnish holders of its ordinary shares with annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.

You should rely only on the information contained in this joint proxy statement/information statement or to which this joint proxy statement/information statement has referred you. SpinCo has not authorized any person to provide you with different information or to make any representation not contained in this joint proxy statement/information statement.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Nielsen Holdings plc

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Connect (a business of Nielsen Holdings plc) (the Company) as of December 31, 2019 and 2018, the related combined statements of operations, comprehensive income/(loss), changes in parent equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedule listed in the Index to Financial Statements on Page F-1 (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

New York, New York

May 7, 2020

Combined Statements of Operations for the years ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
(in millions)	2019	2018	2017
Revenues	$3,057	$3,138	$3,278

Cost of revenues, exclusive of depreciation and amortization shown separately below	1,653	1,624	1,565
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	1,086	1,214	1,228
Depreciation and amortization	249	212	214
Impairment of goodwill and other long-lived assets	1,004	1,412	—
Restructuring charges	50	100	55

Operating income/(loss)	(985)	(1,424)	216

Interest expense	(1)	(2)	(2)
Foreign currency exchange transaction gains/(losses), net	(1)	1	(7)
Other income/(expense), net	(94)	3	14

Income/(loss) before income taxes	(1,081)	(1,422)	221
Benefit/(provision) for income taxes	185	(15)	(39)

Net income/(loss)	(896)	(1,437)	182
Net income attributable to noncontrolling interests	—	—	2

Net income/(loss) attributable to Connect	$(896)	$(1,437)	$180

The accompanying notes are an integral part of these Combined Financial Statements of SpinCo.

Combined Statements of Comprehensive Income/(Loss) for the years ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
(in millions)	2019	2018	2017
Net income/(loss)	$(896)	$(1,437)	$182

Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	(104)	(129)	97
Defined benefit pension plan adjustments(1)	116	—	14

Total other comprehensive income/(loss)	12	(129)	111

Total comprehensive income/(loss)	(884)	(1,566)	293
Less: comprehensive income attributable to noncontrolling interests	—	—	2

Total comprehensive income/(loss) attributable to Connect	$(884)	$(1,566)	$291

(1)	Net of tax of $(39) million, $2 million, and $(5) million for the years ended December 31, 2019, 2018 and 2017, respectively.

The accompanying notes are an integral part of these Combined Financial Statements of SpinCo.

Combined Balance Sheets as of December 31, 2019 and 2018

	December 31,
(in millions)	2019	2018
Assets:
Current assets
Trade and other receivables, net of allowances for doubtful accounts and sales returns of $12 million and $11 million as of December 31, 2019 and 2018, respectively	$696	$711
Prepaid expenses and other current assets	163	147

Total current assets	859	858
Non-current assets
Property, plant and equipment, net	128	125
Operating lease right-of-use asset	170	—
Goodwill	331	1,337
Other intangible assets, net	2,103	2,123
Deferred tax assets	196	243
Other non-current assets	123	119

Total assets	$3,910	$4,805

Liabilities and equity:
Current liabilities
Accounts payable and other current liabilities	$612	$552
Deferred revenues	215	225
Current portion of finance lease obligations	6	6

Total current liabilities	833	783
Non-current liabilities
Long-term finance lease obligations	11	14
Deferred tax liabilities	519	580
Operating lease liabilities	134	—
Other non-current liabilities	248	501

Total liabilities	1,745	1,878

Parent equity
Net Parent investment	2,534	3,301
Accumulated other comprehensive loss, net of income taxes	(373)	(385)

Total Parent equity	2,161	2,916
Noncontrolling interests	4	11

Total liabilities, Parent equity and noncontrolling interests	$3,910	$4,805

The accompanying notes are an integral part of these Combined Financial Statements of SpinCo.

Combined Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017

	Year Ended December 31,
(in millions)	2019	2018	2017
Operating Activities:
Net income/(loss)	$(896)	$(1,437)	$182
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	30	19	27
Gain on sale of property, plant and equipment and other assets	(1)	(3)	(25)
Deferred income tax (benefit)/expense	(60)	(111)	(163)
Depreciation and amortization	249	212	214
Impairment of goodwill and other long-lived assets	1,004	1,412	—
Pension settlement cost	165	1	1
Currency exchange rate differences on financial transactions and other (gains)/losses	(11)	(9)	(18)
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
Trade and other receivables, net	10	60	48
Prepaid expenses and other assets	48	(34)	13
Accounts payable and other current liabilities	(37)	50	8
Other non-current liabilities	(293)	7	9

Net cash provided by operating activities	208	167	296

Investing Activities:
Acquisition of affiliates, net of cash acquired	(16)	(11)	(2)
Proceeds from sale of affiliates, net	—	51	—
Additions to property, plant and equipment and other assets	(43)	(36)	(39)
Additions to intangible assets	(148)	(179)	(168)
Proceeds from sale of property, plant and equipment and other assets	—	4	30

Net cash used in investing activities	(207)	(171)	(179)

Financing Activities:
Finance leases	(2)	(6)	(4)
Net transfers from/(to) Parent	1	10	(113)

Net cash (used in)/provided by financing activities	(1)	4	(117)

Net increase/(decrease) in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of period	—	—	—

Cash and cash equivalents at end of period	$—	$—	$—

Supplementary Cash Flow Disclosure:
Taxes settled through net Parent investment	$116	$107	$141

The accompanying notes are an integral part of these Combined Financial Statements of SpinCo.

Combined Statements of Changes in Parent Equity and Noncontrolling Interests for the years ended December 31, 2019, 2018 and 2017

(in millions)	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance as of January 1, 2017 (unaudited)	$4,511	$(367)	$15	$4,159
Net income	180	—	2	182
Other comprehensive income	—	111	—	111

Total comprehensive income	180	111	2	293

Net transfers to Parent	(21)	—	—	(21)

Balance as of December 31, 2017	$4,670	$(256)	$17	$4,431

Balance as of December 31, 2017	$4,670	$(256)	$17	$4,431
Net loss	(1,437)	—	—	(1,437)
Other comprehensive loss	—	(129)	—	(129)

Total comprehensive loss	(1,437)	(129)	—	(1,566)

Equity transactions with noncontrolling interests	—	—	(6)	(6)
Net transfers from Parent	68	—	—	68

Balance as of December 31, 2018	$3,301	$(385)	$11	$2,927

Balance as of December 31, 2018	$3,301	$(385)	$11	$2,927
Net loss	(896)	—	—	(896)
Other comprehensive income	—	12	—	12

Total comprehensive loss	(896)	12	—	(884)

Equity transactions with noncontrolling interests	—	—	(7)	(7)
Net transfers from Parent	129	—	—	129

Balance as of December 31, 2019	$2,534	$(373)	$4	$2,165

The accompanying notes are an integral part of these Combined Financial Statements of SpinCo.

Notes to Combined Financial Statements of SpinCo

(1)	Background and Nature of Operations

On November 7, 2019, Nielsen Holdings plc (“Nielsen”) announced the completion of its strategic review and its intention to separate its Nielsen Global Connect business (“Connect”) from its Nielsen Global Media business. The separation will occur through a pro rata distribution to the Nielsen shareholders of all of the outstanding ordinary shares of [                ], a public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands (“SpinCo”), currently a wholly owned subsidiary of Nielsen, that will hold the Connect business. The separation of SpinCo and its business from Nielsen and the proposed interim distribution in specie of SpinCo ordinary shares to Nielsen shareholders are subject to a number of conditions, including Nielsen shareholder approval. References to “SpinCo” in the Combined Financial Statements of SpinCo (as defined below) refer to Nielsen’s Global Connect business, the predecessor to SpinCo.

SpinCo is a global data analytics and measurement company, with a broad geographic presence in approximately 100 countries and services covering approximately 90% of the world’s population, according to population estimates published by the United Nations. Through its measurement, SpinCo believes that it has the best and most comprehensive understanding of the world’s consumer. SpinCo takes this understanding and delivers trusted data, advanced solutions and essential insights to manufacturers and retailers, so they can make more informed marketing and merchandising decisions. SpinCo’s information on consumer behavior allows its retail and CPG clients to quickly identify opportunities for growth, reduce inefficiencies and strengthen their position in the marketplace. SpinCo invented the concept of market share when, in 1935, its auditors first surveyed store shelves to determine sales patterns, and SpinCo builds upon that industry-defining innovation today.

SpinCo provides these trusted technology-driven products and services to over 20,000 clients:

•

Retail Measurement: SpinCo combines detailed sales data with online and offline partner data, in-house expertise and the latest technology to produce the most accurate view of the marketplace. Clients across nearly every retail industry use SpinCo’s information and insights to make manufacturing, marketing, distribution and sales decisions.

•

Consumer Panel Measurement: SpinCo’s consumer panels collect data from more than 250,000 household panelists across 24 countries, using a combination of in-home scanners and mobile applications to record purchases, to help its clients understand consumer purchasing trends.

•

Analytics: SpinCo’s Connect platform provides a growing selection of automated consumer intelligence and actionable insights that help clients identify unmet consumer needs, improve workflow and make smarter decisions throughout their development and marketing cycles.

•

Loyalty: A global leader in loyalty data processing, SpinCo allows its retail clients to understand and act on consumer data sets. SpinCo’s technology also allows retailers to easily share customer data and analytics with their manufacturer partners for mutual growth.

•

Advisory Services: SpinCo provides its clients with a suite of customized research services as well as consumer and industry studies to better understand consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing and marketing mix.

SpinCo has two major product offerings: Measure and Predict/Activate. The Measure product offering consists of SpinCo’s Retail Measurement and Consumer Panel Measurement products, and the Predict/Activate product offering includes Analytics, Loyalty and Advisory Services products. SpinCo presents these operations in the Combined Financial Statements of SpinCo in one reportable segment.

SpinCo holds leading positions in all major developed markets, as well as emerging markets, including China, India, Russia and Latin America. In 2019, 62% of SpinCo’s revenues came from developed markets and 38% came from emerging markets. SpinCo’s revenue streams are characterized by multi-year contracts, client diversity and high contract renewal rates. At the beginning of each year, approximately 60% of SpinCo’s revenue base for the upcoming year is typically committed under existing client agreements. SpinCo’s top five clients represented approximately 16% of its revenues for the year ended December 31, 2019, and the average length of relationship with these clients is over 30 years. No single client accounted for 5% or more of SpinCo’s revenues in 2019.

SpinCo’s investments in developing markets with a rising middle class, as well as its trusted reputation and breadth of solutions make it particularly suited to take advantage of future growth opportunities in consumer behavior measurement.

The accompanying combined financial statements (the “Combined Financial Statements of SpinCo”) present the assets, liabilities, revenues, and expenses directly attributable to the Connect business, as well as certain allocations by Nielsen. SpinCo does not operate as a separate, stand-alone entity and is consolidated into Nielsen’s financial reporting, and is currently presented as a reportable segment within Nielsen’s financial results.

(2)	Basis of Presentation

Throughout the periods covered by the Combined Financial Statements of SpinCo, the Connect business operated as a reportable segment of Nielsen. However, stand-alone financial statements have not been historically prepared for the Connect business. The accompanying Combined Financial Statements of SpinCo have been prepared from Nielsen’s historical accounting records in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) and are presented on a stand-alone basis as if the operations of the Connect business had been conducted independently from Nielsen. As there is no direct ownership relationship among the various legal entities comprising the Connect business, Nielsen and its subsidiaries’ net investment in the operations of the Connect business is shown in lieu of stockholders’ equity in the Combined Balance Sheets of SpinCo. However, the Combined Financial Statements of SpinCo may not be indicative of the financial position, results of operations and cash flows of SpinCo in the future or if it had operated independently of Nielsen.

The Combined Statements of Operations of SpinCo include all revenues and costs directly attributable to SpinCo as well as an allocation of expenses from Nielsen related to centralized facilities, technology functions, and administrative services. Nielsen allocates costs to SpinCo using methodologies that management believes are appropriate and reasonable, including a pro rata basis of revenue or headcount. Such amounts are not necessarily representative of costs that would have been incurred if SpinCo had operated independently of Nielsen.

The Combined Balance Sheets of SpinCo include the attribution of certain assets and liabilities that have been historically held at the corporate level by Nielsen, but are specifically identifiable or allocable to SpinCo. Nielsen’s cash management and financing activities are centralized. Accordingly, no cash and cash equivalents, third-party and intercompany debt, or related interest expense have been pushed down to the Combined Financial Statements of SpinCo.

Transactions between Nielsen and SpinCo are considered to be effectively settled at the time the transaction is recorded. The net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity as net transfers from/(to) Parent and in the Combined Balance Sheets of SpinCo as net Parent investment.

As further described in Note 3 – (“Summary of Significant Accounting Policies”) and Note 18 – (“Income Taxes”) to the Combined Financial Statements of SpinCo, current and deferred income taxes and related tax expense have been determined following the separate return methodology and by applying Accounting Standard Codification Topic 740, Income Taxes (“ASC 740”).

(3)	Summary of Significant Accounting Policies

These Combined Financial Statements of SpinCo have been prepared in accordance with U.S. GAAP. The significant accounting policies described below, together with other notes that follow, are an integral part of the Combined Financial Statements of SpinCo.

Preparation of Financial Statements

The preparation of the Combined Financial Statements of SpinCo in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements of SpinCo and the reported amounts of revenues and expenses, including allocations of costs as discussed above, during the reporting periods. Management’s estimates are based on historical experience, facts and circumstances available at the time and various other assumptions that are believed to be reasonable. Actual results could differ from those estimates.

Basis of Combination

The Combined Financial Statements of SpinCo present the financial position, operations, net Parent investment and cash flows of SpinCo. All significant balances and transactions between entities in the Connect business have been eliminated in these Combined Financial Statements of SpinCo. See Note 16 (“Relationship with Nielsen and Related Entities”) to the Combined Financial Statements of SpinCo for further discussion. All other significant balances between Nielsen (excluding Connect) and Connect are included in net Parent investment in the Combined Balance Sheets.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are reflected as selling, general and administrative expenses in the Combined Statements of Operations. These costs include all brand advertising, telemarketing, direct mail and other sales promotions associated with marketing research services. Advertising and marketing costs totaled $8 million, $9 million and $8 million for the years ended December 31, 2019, 2018, and 2017, respectively.

Research and Development Costs

Research and development costs, which were not material for any periods presented, are expensed as incurred.

Deferred Costs

Incremental direct costs incurred related to establishing or significantly expanding a panel in a designated market and costs incurred to build the infrastructure to service new clients are deferred at the point when SpinCo determines them to be recoverable. Until this is determined, the costs are expensed as incurred. These deferred costs are typically amortized through cost of revenues over the original contract period beginning when the panel or infrastructure to service new clients is ready for its intended use.

Comprehensive Income/(Loss)

Comprehensive income/(loss) is reported in the accompanying Combined Statements of Comprehensive Income/(Loss) and consists of Net income/(loss) and other gains and losses, net of tax affecting equity that are excluded from Net income/(loss).

Other Income/(Expense), Net

Other income/(expense), net includes nonservice-related pension costs as well as cross-charges relating to pensions on shared plans and depreciation and amortization on shared assets.

Accounts Receivable

SpinCo extends non-interest-bearing trade credit to its customers in the ordinary course of business. To minimize credit risk, ongoing credit evaluations of clients’ financial conditions are performed. An estimate of the allowance for doubtful accounts is made when collection of the full amount is no longer probable.

SpinCo has accounts receivable that are not collateralized. SpinCo services high-quality clients dispersed across many geographic areas. SpinCo analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends in determining the allowance for doubtful accounts.

During the years ended December 31, 2019, 2018 and 2017, SpinCo sold $139 million, $50 million and $36 million, respectively, of accounts receivables to third parties. As of December 31, 2019, 2018 and 2017, $18 million, $24 million and $26 million, respectively, of previously sold receivables remained outstanding. The sales were accounted for as true sales, without recourse. SpinCo maintains servicing responsibilities of the majority of the receivables sold during the year, for which the related costs are not significant. The proceeds of $139 million, $50 million and $36 million from the sales were reported as a component of the changes in Trade and other receivables, net, within operating activities in the Combined Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017, respectively.

Net Parent Investment

In the Combined Balance Sheets, the net Parent investment represents Nielsen’s historical investment in SpinCo, accumulated net earnings after taxes, and the net effect of transactions with Nielsen.

Earnings per share data has not been presented in the accompanying Combined Financial Statements of SpinCo because SpinCo does not operate as a separate legal entity with its own capital structure.

Foreign Currency Translation

SpinCo has significant investments outside the United States, primarily in the Eurozone, Canada and the United Kingdom. Therefore, changes in the value of foreign currencies affect the Combined Financial Statements of SpinCo when translated into U.S. dollars. The functional currency for substantially all subsidiaries outside the U.S. is the local currency. Financial statements for these subsidiaries are translated into U.S. dollars at period-end exchange rates as to the assets and liabilities and at monthly average exchange rates as to revenues, expenses and cash flows. For these countries, currency translation adjustments are recognized in net Parent investment as a component of Accumulated other comprehensive loss, net of income taxes, whereas transaction gains and losses are recognized in Foreign currency exchange transaction gains/(losses), net, in the Combined Statements of Operations.

Other Significant Accounting Policies

The following table includes other significant accounting policies that are described in other Notes to Combined Financial Statements, of SpinCo, including the related note:

Significant Accounting Policies	Note(s)
Revenue Recognition	5
Leases	7
Goodwill and Other Intangible Assets	8
Property, Plant and Equipment	11
Impairment of Long-Lived Assets	8 & 11
Fair Value Measurements	12
Pensions and Other Post-Retirement Benefits	14
Investment in Affiliates	15
Stock-Based Compensation	17
Income Taxes	18

(4)	Summary of Recent Accounting Pronouncements

Leases

Effective January 1, 2019, SpinCo adopted the new lease accounting standard using the transition method approved by the FASB on July 30, 2018, which allows companies to apply the provisions of the new leasing standard as of January 1, 2019, without adjusting the comparative periods presented. In addition, SpinCo elected the package of practical expedients permitted under the transition guidance within the new standard. This allowed SpinCo to carry forward the historical lease classification. Adoption of this standard resulted in the recording of net operating lease right-of-use (“ROU”) assets of $0.2 billion (amount is net of lease incentives and ASC 420 cease-use liabilities) and corresponding operating lease liabilities of $0.3 billion. Financial position for reporting periods beginning on or after January 1, 2019, are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported in accordance with previous guidance. See Note 7 (“Leases”) to the Combined Financial Statements of SpinCo for further discussion.

Income Taxes

In February 2018, the FASB issued an ASU, “Reclassification of Certain Tax Effects From Accumulated Comprehensive Income.” The new standard gives companies the option to reclassify stranded tax effects caused by the newly enacted TCJA from accumulated other comprehensive income (“AOCI”) to retained earnings. The new standard became effective for SpinCo on January 1, 2019. SpinCo is electing to not reclassify stranded income tax effects of the TCJA from AOCI to net Parent investment.

Financial Instruments—Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments.” The standard significantly changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. The new standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2019. SpinCo does not expect the adoption of this ASU to have a material impact on the Combined Financial Statements of SpinCo.

Compensation—Retirement Benefits—Defined Benefit Plans—General

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), which amends the current disclosure requirements regarding defined benefit pensions and other post-retirement plans and allows for the removal of certain disclosures, while adding certain new disclosure requirements. This standard is effective for fiscal years beginning after December 15, 2020, and allows for early adoption. SpinCo does not expect this new standard to have a significant impact on SpinCo’s disclosures.

Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which amends and aims to simplify accounting disclosure requirements regarding a number of topics, including: intraperiod tax allocation, accounting for deferred taxes when there are changes in consolidation of certain investments, tax basis step-up in an acquisition and the application of effective rate changes during interim periods, among other improvements. This standard is effective for fiscal years beginning after December 15, 2020, and allows for early adoption. SpinCo is assessing the impact of this new standard on SpinCo’s Combined Balance Sheets, Combined Statements of Operations and its future disclosures.

(5)	Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer. SpinCo recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer, which generally occurs over time. Substantially all of SpinCo’s customer contracts are non-cancelable and nonrefundable.

The following is a description of principal activities from which SpinCo generates its revenues.

SpinCo’s revenue is primarily derived from its measurement services, which include its core tracking and scan data (primarily transactional measurement data and consumer behavior information) and analytical services to businesses in the fast-moving consumer goods industry, as well as thousands of traditional trade retailers that have significant presence in emerging markets. SpinCo tracks billions of sales transactions per month in retail outlets globally, and its data is used to measure sales and market share. Revenues for these services are recognized over the period during which the performance obligations are satisfied as the customer receives and consumes the benefits provided by SpinCo and control of the services are transferred to the customer.

SpinCo also provides a wide and growing selection of consumer intelligence and analytical services that help clients make smarter business decisions throughout their product development and marketing cycles. SpinCo draws actionable insights from its retail market and consumer panel measurement data sets and its online behavioral information, as well as a variety of other proprietary data sets such as product and store reference data. SpinCo’s performance under these arrangements do not create an asset with an alternative use to SpinCo and generally include an enforceable right to payment for performance completed to date; as such, revenue for these services is typically recognized over time. Revenue for contracts that do not include an enforceable right to payment for performance completed to date is recognized at a point in time when the performance obligation is satisfied, generally upon delivery of the services, and when control of the service is transferred to the customer.

SpinCo enters into cooperation arrangements with certain of its customers, under which the customer provides SpinCo with its data in exchange for SpinCo’s services. SpinCo records these transactions at fair value, which is determined based on the fair value of goods or services received, if reasonably estimable. If not reasonably estimable, SpinCo considers the fair value of the goods or services surrendered.

The table below sets forth SpinCo’s revenue disaggregated by major product offerings and by timing of revenue recognition.

	Year Ended December 31,
(in millions)	2019	2018	2017
Major Product Offerings
Measure	$2,161	$2,211	$2,233
Predict/Activate	896	927	1,045

Total	$3,057	$3,138	$3,278

Timing of Revenue Recognition
Products transferred at a point in time	$290	$316	$301
Products and services transferred over time	2,767	2,822	2,977

Total	$3,057	$3,138	$3,278

Contract Assets and Liabilities

Contract assets represent SpinCo’s rights to consideration in exchange for services transferred to a customer that have not been billed as of the reporting date. While SpinCo’s rights to consideration are generally unconditional at the time its performance obligations are satisfied, under certain circumstances the related billing occurs in arrears, generally within one month of the services being rendered.

At the inception of a contract, SpinCo generally expects the period between when it transfers its services to its customers and when the customer pays for such services will be one year or less.

Contract liabilities relate to advance consideration received or the right to consideration that is unconditional from customers for which revenue is recognized when the performance obligation is satisfied and control transferred to the customer.

The table below sets forth SpinCo’s contract assets and contract liabilities from contracts with customers.

	Year Ended December 31,
(in millions)	2019	2018
Contract assets	$133	$127
Contract liabilities	$215	$225

The increase in the contract assets balance during the period was primarily due to $118 million of revenue recognized that was not billed, in accordance with the terms of the contracts, as of December 31, 2019, offset by $111 million of contract assets included in the December 31, 2018 balance that were invoiced to SpinCo’s clients and therefore transferred to trade receivables.

The decrease in the contract liability balance during the period was primarily due to $206 million of advance consideration received or the right to consideration that is unconditional from customers for which revenue was not recognized during the period, offset by $216 million of revenue recognized during the period that had been included in the December 31, 2018 contract liability balance.

Transaction Price Allocated to the Remaining Performance Obligations

As of December 31, 2019, approximately $1.9 billion of revenue is expected to be recognized from remaining performance obligations that are unsatisfied (or partially unsatisfied) for SpinCo’s services. This amount excludes variable consideration allocated to performance obligations related to sales- and usage-based royalties on licenses of intellectual property.

SpinCo expects to recognize revenue on approximately 89% of these remaining performance obligations through December 31, 2021, with the balance recognized thereafter.

Deferred Costs

Incremental direct costs incurred to build the infrastructure to service new contracts are capitalized as a contract cost. As of December 31, 2019 and 2018, the balances of such capitalized costs were $11 million and $18 million, respectively. These costs are typically amortized through cost of revenues over the original contract period beginning when the infrastructure to service new clients is ready for its intended use. The amortization of these costs for the years ended December 31, 2019 and 2018, was $8 million and $23 million, respectively. There was no impairment loss recorded in any of the periods presented.

(6)	Business Acquisitions and Dispositions

For the year ended December 31, 2019, SpinCo paid cash consideration of $16 million associated with current period acquisitions, net of cash acquired. Had these 2019 acquisitions occurred as of January 1, 2019, the impact on SpinCo’s results of operations would not have been material.

In December 2016, SpinCo completed the sale of Claritas, a business focusing on consumer segmentation insights, for cash consideration of $34 million and a note receivable of $60 million. The note is payable at any time over three years and bears interest at 3% in year one, 5% in year two and 7% in year three. In 2017, upon finalization of working capital and other settlement matters SpinCo reduced the note receivable to $51 million and recorded a charge of $13 million to Other income/(expense), net in the Combined Statements of Operations. In December 2018, SpinCo received $51 million as payment for the note receivable.

SpinCo participates in Nielsen’s centralized cash management and financing programs. The cash receipt in December 2018 of $51 million from the payment for the note was transferred to centralized accounts that are maintained by Nielsen. As cash is received by Nielsen, it is accounted for by SpinCo through net Parent investment in the Combined Balance Sheets. Refer to Note 16 (“Relationship with Nielsen and Related Entities”) to the Combined Financial Statements of SpinCo for further discussion.

There were no discontinued operations for the years ended December 31, 2019, 2018 and 2017.

(7)	Leases

All significant lease arrangements are generally recognized at lease commencement. Operating lease ROU assets and lease liabilities are recognized at commencement. An ROU asset and corresponding lease liability are not recorded for leases with an initial term of 12 months or less (such lease, a “short-term lease”) and SpinCo recognizes lease expense for these leases as incurred over the lease term. ROU assets represent SpinCo’s right to use an underlying asset during the reasonably certain lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. SpinCo’s lease terms may include options to extend or terminate the lease when it is reasonably certain that SpinCo will exercise that option. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. SpinCo uses the rate implicit in the lease for the discount rate when determining the present value of lease payments whenever that rate is readily determinable. If the rate is not readily determinable, SpinCo uses its incremental borrowing rate, which is updated periodically, based on the information available at commencement date. The operating lease ROU asset also includes any lease payments related to initial direct cost and prepayments and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term. SpinCo has lease agreements with lease and non-lease components, which are generally accounted for together.

Connect has operating and finance leases for real estate facilities, servers, computer hardware, and other equipment. SpinCo’s leases have remaining lease terms of one year to 30 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year.

The components of lease expense were as follows:

(in millions)	Year Ended December 31, 2019
Lease cost
Finance lease cost:
Amortization of right-of-use assets	$6
Interest on lease liabilities	1

Total finance lease cost	7
Operating lease cost	69
Short-term lease costs	4

Sublease income	(1)

Total lease cost	$79

SpinCo recognized rental income received under subleases from operating leases of $1 million for each of the years ended December 31, 2019, 2018 and 2017. At December 31, 2019, SpinCo had aggregate future proceeds to be received under operating lease sublease guarantees of $4 million.

Supplemental balance sheet information related to leases was as follows:

(in millions, except lease term and discount rate)	December 31, 2019
Operating leases
Operating lease right-of-use assets	$170

Other current liabilities	56
Operating lease liabilities	134

Total operating lease liabilities	$190

Finance leases
Property, plant and equipment, gross	$65
Accumulated depreciation	(37)

Property, plant and equipment, net	28

Other intangible assets, gross	1
Accumulated amortization	—

Other intangible assets, net	1

Current finance lease obligations	6
Long-term finance lease obligations	11

Total finance lease liabilities	$17

Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in finance leases	(1)
Operating cash flows used in operating leases	(64)
Financing cash flows used in finance leases	(2)
Right-of-use assets obtained in exchange for new finance lease liabilities	1
Right-of-use assets obtained in exchange for new operating lease liabilities	29
Weighted-average remaining lease term—finance leases	4 years
Weighted-average remaining lease term—operating leases	8 years
Weighted-average discount rate—finance leases	6.2%
Weighted-average discount rate—operating leases	4.5%

Annual maturities of SpinCo’s lease liabilities are as follows:

(in millions)	Operating Leases	Finance Leases
2020	$69	$3
2021	46	2
2022	30	2
2023	17	2
2024	13	2
Thereafter	50	8

Total lease payments	$225	$19
Less imputed interest	(35)	(2)

Total	$190	$17

(8)	Goodwill and Other Intangible Assets

Goodwill

Goodwill and other indefinite-lived intangible assets, consisting of certain trade names and trademarks, are each tested for impairment on an annual basis and whenever events or circumstances indicate that the carrying amount of such asset may not be recoverable. For goodwill, SpinCo has one reporting unit and has designated October 1 as the date in which the annual assessment is performed as this timing corresponds with the development of SpinCo’s formal budget and business plan review. SpinCo reviews the recoverability of its goodwill by comparing the reporting unit’s estimated fair value with the respective carrying amount. The estimates of fair value are determined using a combination of valuation techniques, primarily an income approach using a discounted cash flow analysis supplemented by a market-based approach.

A discounted cash flow analysis requires the use of various assumptions, including expectations of future cash flows, growth rates, discount rates and tax rates in developing the present value of future cash flow projections. The market-based approach utilizes available market comparisons such as indicative industry multiples that are applied to current year revenue and earnings as well as recent comparable transactions.

SpinCo conducted the annual assessment as of October 1, 2019 and concluded that there was no impairment.

Prior to the annual assessment date, in connection with Nielsen’s strategic review, there were indications that the fair value of SpinCo was lower than the carrying value. SpinCo considered this as well as other factors to be interim indicators of impairment and determined that it was more likely than not that the SpinCo reporting unit was impaired. Management performed an updated impairment analysis of SpinCo as of September 30, 2019. As a result of this analysis, SpinCo concluded that the fair value was less than the carrying value and recorded a non-cash goodwill impairment charge of $1,004 million during the third quarter of 2019. The primary inputs for determining the estimated fair value were inputs from the strategic review process, market values for comparable entities and updated intrinsic values.

In performing the annual impairment assessment as of October 1, 2018, SpinCo concluded that the fair value was less than the carrying value. Ongoing challenging conditions in SpinCo’s operating environment and Nielsen’s review and analysis of strategic alternatives resulted in downward revisions of management’s forecasts on future projected earnings and cash flows. Given these declines and overall market conditions, SpinCo reassessed the market comparable data inputs used in the market-based approach and selected the lower end of the range of indicative industry multiples. Additionally, such conditions resulted in the use of a higher discount rate in SpinCo’s valuation. As a result of all of these factors, the fair value calculated was less than the carrying value and SpinCo recorded a non-cash goodwill impairment charge of $1,411 million during the fourth quarter of 2018.

Goodwill is stated at historical cost less accumulated impairment losses, if any.

The table below summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2018, respectively.

(in millions)
Balance, January 1, 2018	$2,844
Acquisitions, divestitures and other adjustments	11
Impairment	(1,411)
Effect of foreign currency translation	(107)

Balance, December 31, 2018	1,337
Acquisitions, divestitures and other adjustments	8
Impairment	(1,004)
Effect of foreign currency translation	(10)

Balance, December 31, 2019	$331

Cumulative impairments	$2,415

At December 31, 2019, $16 million of goodwill is expected to be deductible for income tax purposes.

Other Intangible Assets

Intangible assets with finite lives are stated at historical cost, less accumulated amortization and impairment losses. These intangible assets are amortized on a straight-line basis over the estimated useful lives, which are reviewed annually.

SpinCo has purchased and internally developed software to facilitate its global information processing, financial reporting and client access needs. Costs that are related to the conceptual formulation and design of software programs are expensed as incurred. Costs that are incurred to produce the finished product after technological feasibility has been established are capitalized as an intangible asset and are amortized over the estimated useful life. If events or changes in circumstances indicate that the carrying value of software may not be recovered, a recoverability analysis is performed based on estimated undiscounted cash flows to be generated from the software in the future. If the analysis indicates that the carrying value is not recoverable from the future cash flows, the software cost is written down to estimated fair value and an impairment is recognized. These estimates are subject to revision as market conditions and as SpinCo’s assessments change.

The impairment test for other indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of trade names and trademarks are determined using a “relief from royalty” discounted cash flow valuation methodology. Significant assumptions inherent in this methodology include estimates of royalty rates and discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets. Assumptions about royalty rates are based on the rates at which comparable trade names and trademarks are being licensed in the marketplace. There was no impairment noted in any period presented with respect to SpinCo’s indefinite-lived intangible assets. As of the October 1, 2019 assessment, one of SpinCo’s indefinite-lived intangible assets had a fair value that exceeded its carrying value by less than 10%.

SpinCo is required to assess whether the value of amortizable intangible assets have been impaired whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. SpinCo does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows expected to be derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If impairment is considered to exist based on undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require SpinCo to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. These estimates are subject to revision as market conditions and SpinCo’s assessments change.

There was no impairment or indicators of impairment noted in 2019 and 2017 with respect to SpinCo’s amortizable intangible assets.

SpinCo’s impairment assessments resulted in the recognition of a non-cash internally developed software asset impairment charge of $1 million during 2018.

The tables below summarize the carrying value of such intangible assets and their estimated useful lives for December 31, 2019, and 2018, respectively:

			Gross Amounts	Accumulated Amortization
(in millions)	Estimated Useful Lives	Weighted Average	December 31, 2019	December 31, 2019
Indefinite-lived intangibles:
Trade names and trademarks			$1,218	$—

Amortized intangibles:

Trade names and trademarks	5-20 years	12 years	40	(25)
Customer-related intangibles	6-25 years	21 years	560	(308)
Covenants-not-to-compete	1-7 years	3 years	11	(10)
Computer software	3-10 years	5 years	1,213	(599)
Patents and other	3-10 years	6 years	35	(32)

Total			$1,859	$(974)

			Gross Amounts	Accumulated Amortization
(in millions)	Estimated Useful Lives	Weighted Average	December 31, 2018	December 31, 2018
Indefinite-lived intangibles:

Trade names and trademarks			$1,218	$—

Amortized intangibles:

Trade names and trademarks	5-20 years	12 years	38	(22)
Customer-related intangibles	6-25 years	21 years	555	(275)
Covenants-not-to-compete	1-7 years	3 years	11	(10)
Computer software	3-10 years	5 years	1,481	(878)
Patents and other	3-10 years	6 years	35	(30)

Total			$2,120	$(1,215)

The amortization expense for years ended December 31, 2019, 2018 and 2017 was $208 million, $169 million and $167 million, respectively. These amounts include amortization expense associated with computer software of $168 million, $124 million and $123 million for the years ended December 31, 2019, 2018 and 2017, respectively. Additionally, amortization expense for intangible assets of Nielsen utilized by SpinCo recorded in Other income/(expense), net amounted to $3 million, $2 million and $1 million for the years ended December 31, 2019, 2018 and 2017, respectively.

All other intangible assets are subject to amortization. Future amortization expense is estimated to be as follows:

(in millions)
For the year ending December 31:
2020	$141
2021	119
2022	90
2023	71
2024	66
Thereafter	398

Total	$885

(9)	Changes in Accumulated Other Comprehensive Loss by Component

The table below summarizes the changes in accumulated other comprehensive income/(loss), net of tax, by component for the year ended December 31, 2019.

(in millions)	Currency Translation Adjustments	Post- Employment Benefits	Total
Balance as of December 31, 2018	$(140)	$(245)	$(385)

Net current period other comprehensive loss	(104)	116	12

Balance as of December 31, 2019	$(244)	$(129)	$(373)

The table below summarizes the changes in accumulated other comprehensive income/(loss), net of tax, by component for the year ended December 31, 2018.

(in millions)	Currency Translation Adjustments	Post- Employment Benefits	Total
Balance as of January 1, 2018	$(11)	$(245)	$(256)

Net current period other comprehensive loss	(129)	—	(129)

Balance as of December 31, 2018	$(140)	$(245)	$(385)

(10)	Trade and Other Receivables, Net

Trade and Other Receivables, net consists of the following:

	December 31,
(in millions)	2019	2018
Trade accounts receivable	$575	$595
Unbilled accounts receivable under contracts	133	127

Gross accounts receivable	708	722
Less: allowance for doubtful accounts	12	11

Total Trade and Other Receivables, net	$696	$711

(11)	Property, Plant and Equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation and impairment losses. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives.

SpinCo is required to assess whether the value of long-lived assets, including buildings, improvements, technical and other equipment have been impaired whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. SpinCo does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of assets that are held and used is measured by comparing the sum of the future undiscounted cash flows expected to be derived from an asset (or a group of assets) to their carrying value. If the carrying value of the asset (or the group of assets) exceeds the sum of the future undiscounted cash flows, impairment is considered to exist. If impairment is considered to exist based on undiscounted cash flows, the impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or groups of assets) require SpinCo to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. These estimates are subject to revision as market conditions and SpinCo’s assessments change. There was no impairment or indicators of impairment noted in any period presented with respect to SpinCo’s finite long-lived assets.

The following table summarizes the carrying value of property, plant and equipment, including the associated useful lives for the years ended December 31, 2019 and 2018, respectively:

	December 31,
(in millions)	Estimated Useful Lives	2019	2018
Land and buildings	25-50 years	$171	$161
Information and communication equipment	3-10 years	310	295
Furniture, equipment and other	3-10 years	71	78

		552	534
Less: accumulated depreciation and amortization		(424)	(409)

Total Property, Plant and Equipment, net		$128	$125

Depreciation expense from operations related to property, plant and equipment was $41 million, $43 million and $47 million for the years ended December 31, 2019, 2018 and 2017, respectively.

The above amounts include amortization expense on assets under finance leases and other financing obligations of $6 million for each of the years ended December 31, 2019, 2018 and 2017. Finance leases and other financing obligations are composed primarily of land and buildings and information and communication equipment. See Note 7 (“Leases”) to the Combined Financial Statements of SpinCo for further information on finance leases.

(12)	Fair Value Measurements

SpinCo’s investments include investments in affiliates and a trading asset portfolio maintained to generate returns to offset changes in certain liabilities related to deferred compensation arrangements. The carrying value of SpinCo’s investments approximate fair value, except for certain differences with respect to investments accounted for at cost. The fair value of SpinCo’s investments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

In addition, SpinCo has accounts receivable that are not collateralized. SpinCo services high-quality clients dispersed across many geographic areas. SpinCo analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends in determining the allowance for doubtful accounts.

For SpinCo’s investments, SpinCo assesses declines in the value of individual investments to determine whether such a decline is other than temporary, and thus the investment is impaired by considering available evidence. No impairment charge was recorded for the years ended December 31, 2019, 2018 and 2017.

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, SpinCo considers the principal or most advantageous market in which SpinCo would transact, and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date; and

Level 3: Pricing inputs that are generally unobservable and may not be corroborated by market data.

Financial Assets and Liabilities Measured on a Recurring Basis

SpinCo’s financial assets and liabilities are measured and recorded at fair value, except for equity method investments and cost method investments. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. SpinCo’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

SpinCo participates in a deferred compensation plan to provide certain members of a select group of management or highly compensated employees a means to defer receipt of compensation and to have such deferred amounts treated as if invested in specified investment vehicles to enhance the competitiveness of SpinCo’s executive compensation program and, therefore, its ability to attract and retain key personnel necessary for the continued success and progress of SpinCo.

Deferred compensation liabilities consist of participants’ deferrals, which are invested in a variety of participant directed stock and bond mutual funds and are classified as equity securities. Changes in the fair value of these securities are measured using quoted prices in active markets based on the market price per unit multiplied by the number of units held exclusive of any transaction costs. A corresponding adjustment for changes in fair value of the equity securities is also reflected in the changes in fair value of the deferred compensation obligation. SpinCo’s deferred compensation liabilities measured at fair value on a recurring basis was $2 million as of both December 31, 2019 and 2018.

Plan assets for deferred compensation plans are composed of investments in mutual funds, which are intended to fund liabilities arising from deferred compensation plans. These investments are carried at fair value, which is based on quoted market prices at period end in active markets. These investments are classified as equity securities with any gains or losses resulting from changes in fair value recorded in Other income/(expense), net in the Combined Statements of Operations. SpinCo’s plan assets for deferred compensation measured at fair value on a recurring basis was $2 million as of both December 31, 2019 and 2018.

There were no financial assets or liabilities measured at fair value using Level 2 or Level 3 inputs on a recurring basis as of December 31, 2019 and 2018.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

SpinCo is required, on a nonrecurring basis, to adjust the carrying value for certain assets using fair value measurements. SpinCo’s equity method investments, and nonfinancial assets, such as goodwill, intangible assets, and property, plant and equipment, are measured at fair value when there is an indicator of impairment and recorded at fair value only when an impairment charge is recognized.

SpinCo did not measure any material nonfinancial assets or liabilities at fair value during the years ended December 31, 2019 and 2018.

(13)	Restructuring Activities

Productivity Initiatives

Restructuring charges are primarily related to programs associated with SpinCo’s plans to reduce selling, general and administrative expenses and consolidate operating centers, as well as automation initiatives. These charges primarily relate to employee separation packages. The amounts are calculated based on salary levels and past service periods. Severance costs are generally charged to earnings when planned employee terminations are approved.

A summary of the changes in the liabilities for restructuring activities is provided below:

(in millions)	Total Initiatives
Balance at January 1, 2017	$47

Charges	55
Non-cash charges and other adjustments	2
Payments	(61)

Balance at December 31, 2017	43

Charges	100
Non-cash charges and other adjustments	(1)
Payments	(96)

Balance at December 31, 2018	46

Reclassification of ASC 420 real estate restructuring to right-of-use asset(1)	(8)
Charges(2)	42
Non-cash charges and other adjustments	—
Payments	(54)

Balance at December 31, 2019	$26

(1)	Upon adoption of ASC 842, the real estate operating lease ASC 420 liabilities were reclassified and presented as a reduction of the related operating lease right-of-use asset.
(2)	Excludes charges related to operating lease right-of-use assets of $8 million. Includes $6 million of adjustments related to changes in previous productivity initiatives.

Of the $26 million in remaining liabilities for restructuring actions, $22 million is expected to be paid within one year and is classified as a current liability within the Combined Balance Sheets as of December 31, 2019.

(14)	Pensions and Other Post-Retirement Benefits

Nielsen sponsors both funded and unfunded defined benefit pension plans (the “Pension Plans” or “plans”) and post-retirement medical plans for some of its employees in the Netherlands, the United States and other international locations. Where permitted by applicable law, Nielsen reserves the right to change, modify or discontinue the pension plans. Nielsen offers plans that are shared among its businesses, including the Connect business. In these cases, the participation of employees in these plans is reflected in these financial statements as though SpinCo participates in a multiemployer plan with Nielsen. A proportionate share of the net periodic benefit cost is recorded in Other income/(expense), net in the Combined Statements of Operations. Assets and liabilities of such plans are retained by Nielsen. The amount of net periodic benefit costs reflected in the Combined Statements of Operations relating to these multiemployer plans were $8 million, $4 million and $2 million for the years ended December 31, 2019, 2018 and 2017, respectively.

For plans that are not shared among Nielsen businesses and provide the majority of pension benefits to the employees of the Connect business, the projected benefit obligation and related net periodic benefit costs are reflected within the Combined Financial Statements of SpinCo as though SpinCo participates in a single employer plan. The amount of net periodic benefit costs reflected within the Combined Statements of Operations for the single employer plans was $165 million, $4 million and $3 million for the years ended December 31, 2019, 2018 and 2017, respectively.

A proportionate share of the net periodic benefit cost will be charged to Nielsen for the participation of employees from other Nielsen businesses for both service and nonservice related costs. Service costs are recorded in Selling, general and administrative expenses and nonservice costs are recorded in Other income/(expense), net in the Combined Statements of Operations as though Nielsen participates in a Connect pension plan. The amount of net periodic benefit costs charged to Nielsen and reflected as income in the Combined Statements of Operations for service charges were $1 million, $3 million and $4 million for the years ended December 31, 2019, 2018 and 2017, respectively. The amount of net periodic benefit costs charged to Nielsen and reflected as Other income/(expense), net in the Combined Statements of Operations for nonservice charges were $63 million, $(3) million and $(4) million for the years ended December 31, 2019, 2018 and 2017, respectively. The $63 million charge to Nielsen in 2019 primarily relates to pension settlements.

For the single employer plans of SpinCo, the determination of benefit obligations and expenses is based on actuarial models. To measure benefit costs and obligations using these models, critical assumptions are made with regard to the discount rate, the expected return of plan assets and the assumed rate of compensation increases. These assumptions are reviewed at least annually.

Net periodic benefit costs primarily represent the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets. Differences between this expected return and the actual return on these plan assets and actuarial changes are not recognized in the Combined Statements of Operations, unless the accumulated differences and changes exceed a certain threshold. SpinCo recognizes obligations for contributions to defined contribution pension plans as expenses in the Combined Statements of Operations as they are incurred.

The discount rate is the rate at which the benefit obligations could be effectively settled. The discount rate is set by reference to market yields on high-quality corporate bonds.

SpinCo uses the spot-rate approach to calculate the discount rate for its retirement benefit pension plans. Under the spot-rate approach, SpinCo uses individual spot rates along the yield curve that correspond with the timing of each future cash outflow for benefit payments to calculate interest cost and service cost within net periodic benefit costs.

During 2019, certain of SpinCo’s pension plans contracted with insurance companies and transferred $578 million of outstanding defined benefit pension obligations and related pension assets for approximately 5,900 retirees and beneficiaries in the Netherlands to these insurance companies. These insurance companies are now required to pay and administer the retirement benefits owed to these retirees and beneficiaries. These transactions have no impact on the amount, timing, or form of the monthly retirement benefit payments to the covered retirees and beneficiaries. These transactions resulted in a non-cash charge to Other income/(expense), net of $165 million in the Combined Statements of Operations and did not impact cash flows in 2019.

	December 31,
(in millions)	2019	2018
Change in projected benefit obligation
Benefit obligation at beginning of period	$1,216	$1,348
Service cost	12	14
Interest cost	24	23
Plan participants’ contributions	1	2
Actuarial loss/(gain)	108	(54)
Benefits paid	(52)	(54)
Premiums paid	—	(1)
Curtailments	(4)	—
Settlements	(578)	(4)
Amendments	1	1
Effect of foreign currency translation	—	(60)
Plan combinations	—	1

Benefit obligation at end of period	$728	$1,216

	December 31,
(in millions)	2019	2018
Change in plan assets
Fair value of plan assets at beginning of period	$1,090	$1,247
Actual return on plan assets	127	(60)
Employer contributions	24	20
Plan participants’ contributions	1	2
Benefits paid	(52)	(54)
Expenses paid	—	(4)
Premiums paid	—	(1)
Settlements	(578)	(4)
Effect of foreign currency translation	(1)	(57)
Plan combinations	1	1

Fair value of plan assets at end of period	612	1,090

Funded status	$(116)	$(126)

	Year ended December 31,
(in millions)	2019	2018
Amounts recognized in the Combined Balance Sheets
Pension assets included in other non-current assets	26	16
Accrued benefit liability included in other non-current liabilities	(142)	(142)

Net amount recognized	$(116)	$(126)

Amounts recognized in Other Comprehensive Income/(Loss), before tax
Net loss/(gain)	20	13
Settlement loss	(165)	(1)
Amortization of net loss	(5)	(9)

Total recognized in other comprehensive income/(loss)	$(150)	$3

Amounts not yet reflected in net periodic benefit cost and included in Accumulated Other Comprehensive Loss, before tax
Unrecognized losses	$165	$316

The total accumulated benefit obligation and minimum liability changes for the Pension Plans were as follows:

	December 31,
(in millions)	2019	2018
Accumulated benefit obligation	$698	$1,191

Pension Plans with Accumulated Benefit Obligation in Excess of Plan Assets	December 31,
(in millions)	2019	2018
Projected benefit obligation	$507	$1,148
Accumulated benefit obligation	493	1,131
Fair value of plan assets	397	1,039

Pension Plans with Projected Benefit Obligation in Excess of Plan Assets	December 31,
(in millions)	2019	2018
Projected benefit obligation	$562	$1,148
Accumulated benefit obligation	698	1,191
Fair value of plan assets	451	1,039

Net periodic benefit cost for the years ended December 31, 2019, 2018 and 2017, respectively, includes the following components:

	Year ended December 31,
(in millions)	2019	2018	2017
Service cost	$12	$14	$16
Interest cost	24	23	21
Expected return on plan assets	(41)	(44)	(46)
Settlement loss recognized	165	1	1
Amortization of prior service costs	(1)	(1)	(1)
Amortization of net loss	7	10	12
Curtailment (gain)/loss recognized	(1)	1	—

Net periodic benefit cost	$165	$4	$3

The weighted average assumptions underlying the pension computations were as follows:

	Year ended December 31,
	2019	2018	2017
Pension benefit obligation:
Discount rate	1.9%	2.3%	2.1%
Rate of compensation increase	1.1%	1.5%	1.6%
Net periodic pension costs:
Discount rate	2.6%	2.1%	2.1%
Rate of compensation increase	1.1%	1.5%	1.6%
Expected long-term return on plan assets	4.4%	4.0%	4.2%

SpinCo’s pension plans’ weighted average asset allocations by asset category are as follows:

	December 31,
	2019	2018
Equity securities	48%	29%
Fixed income securities	42	54
Other	10	17

Total	100%	100%

The primary objective with regard to the investment of the Pension Plans’ assets is to ensure that in each individual plan, sufficient funds are available to satisfy future benefit obligations. For this purpose, asset and liability management studies are made periodically at each pension fund. For each of the Pension Plans, an appropriate mix is determined on the basis of the outcome of these studies, taking into account the national rules and regulations. The overall target asset allocation among all plans for 2019 was 48% equity securities, 42% fixed income securities, and 10% other investments as reflected in the table above.

Equity securities primarily include investments in U.S. and non U.S. companies. Fixed income securities include corporate bonds of companies from diversified industries and mortgage-backed securities. Insurance contracts are categorized as level 3 and are valued based on contractual terms.

Assets at fair value (see Note 12 (“Fair Value Measurements”) to the Combined Financial Statements of SpinCo for additional information on fair value measurement and the underlying fair value hierarchy) as of December 31, 2019 and 2018 are as follows:

(in millions)	December 31, 2019				December 31, 2018
Asset Category	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and equivalents	$9	$—	$—	$9	$28	$1	$—	$29
Equity securities—U.S.	16	—	—	16	13	—	—	13
Equity securities—Global	25	86	—	111	27	181	—	208
Equity securities—non-U.S.	9	36	—	45	9	32	—	41
Real estate	—	—	21	21	—	—	40	40
Corporate bonds	7	64	—	71	6	255	—	261
Debt issued by national, state or local government	38	39	—	77	30	194	—	224
Insurance/other	—	6	—	6	—	1	86	87

Total assets at fair value, excluding NAV per share practical expedient at December 31, 2019 and December 31, 2018	$104	$231	$21	$356	$113	$664	$126	$903

The following presents SpinCo’s total fair value of plan assets including the net asset value (“NAV”) per share practical expedient:

(in millions)	December 31, 2019	December 31, 2018
Fair value of investments, excluding NAV per share practical expedient	$356	$903

Fair value of investments, using NAV per share practical expedient
Asset Category
Cash	5	$4
Equity securities—U.S.	28	20
Equity securities—Global	37	25
Corporate debt securities or bonds	—	—
Debt issued by national, state or local government	9	9
Liability driven investments	71	52
Real estate	5	6
Private equity and hedge funds	69	53
Insurance and other	32	18

Total assets at fair value including NAV per share practical expedient at December 31, 2019 and December 31, 2018	$612	$1,090

The following is a summary of changes in the fair value of the Pension Plans’ Level 3 assets for the years ended December 31, 2019 and 2018:

(in millions)	Real Estate	Insurance/ other	Total
Balance, end of year December 31, 2017	$45	$98	$143
Actual return on plan assets:
(Sales)/investments	(4)	(6)	(10)
Effect of foreign currency translation	(1)	(6)	(7)

Balance, end of year December 31, 2018	$40	$86	$126
Actual return on plan assets:
(Sales)/investments	(1)	—	(1)
Settlements	(18)	(86)	(104)
Effect of foreign currency translation	—	—	—

Balance, end of year December 31, 2019	$21	$—	$21

Real estate investment valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. The valuation methodology is applied consistently from period to period.

Other types of investments categorized as Level 3 are primarily insurance contracts and are valued based on contractual terms.

Contributions to the Pension Plans in 2020 are expected to be approximately $17 million.

Estimated future benefit payments are as follows:

(in millions)	Total
For the years ending December 31,
2020	$22
2021	23
2022	24
2023	24
2024	25
2025-2029	149

Defined Contribution Plans

SpinCo also offers defined contribution plans to certain participants, primarily in the United States. In the United States, SpinCo contributes cash to each employee’s retirement account in an amount up to 3% of compensation (subject to IRS limitations). No contributions are made in shares of Nielsen’s ordinary shares. Total expenses related to defined contribution plans amount to $21 million, $23 million and $25 million for the years ended December 31, 2019, 2018 and 2017, respectively.

(15)	Investment in Affiliates

As of December 31, 2019 and 2018, SpinCo had investments in affiliates of approximately $9 million and $8 million, respectively.

Obligations between SpinCo and its affiliates are regularly settled in cash in the ordinary course of business. SpinCo had net receivables from its affiliates of approximately $1 million for both years ended December 31, 2019 and 2018.

(16)	Relationship with Nielsen and Related Entities

Historically, SpinCo has been managed and operated in the normal course of business consistent with other affiliates of Nielsen. Accordingly, certain shared costs have been allocated to SpinCo and reflected as expenses in the Combined Statements of Operations. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Nielsen expenses attributable to SpinCo for purposes of the Combined Financial Statements of SpinCo. However, the expenses reflected in the Combined Statements of Operations may not be indicative of the actual expenses that would have been incurred during the periods presented if SpinCo historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the Combined Statements of Operations may not be indicative of related expenses that will be incurred in the future by SpinCo.

General Corporate Overhead Allocation

Nielsen provides facilities, information services and certain corporate and administrative services to SpinCo. Expenses relating to these services have been allocated to SpinCo and are reflected in the Combined Statements of Operations. Where direct assignment was not possible or practical, these costs were allocated on a pro rata basis of revenues, headcount or other measures. The following table summarizes the components of general allocated corporate expenses for the years ended December 31, 2019, 2018 and 2017 respectively.

	Year ended December 31,
(in millions)	2019	2018	2017
Cost of revenues	$88	$122	$119
Selling, general and administrative expenses, exclusive of depreciation and amortization	158	166	180

Total	$246	$288	$299

Cash Management and Financing

SpinCo participates in Nielsen’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems, which are operated by Nielsen. Cash receipts are transferred to centralized accounts which are also maintained by Nielsen. As cash is disbursed and received by Nielsen, it is accounted for by SpinCo through net Parent investment in the Combined Balance Sheets.

Historically, SpinCo has received funding from Nielsen for SpinCo’s operating and investing cash needs. Nielsen’s third-party debt and the related interest expense have not been allocated to SpinCo for any of the periods presented as SpinCo is not the legal obligor of the debt and Nielsen’s borrowings were not directly attributable to SpinCo.

Intercompany Receivables/Payables

All significant intercompany transactions between SpinCo and Nielsen (and its non-Connect businesses) have been included in the Combined Financial Statements of SpinCo and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions have been accounted for through net Parent investment in the Combined Balance Sheets and is reflected in the Combined Statements of Cash Flow as a financing activity.

The following table summarizes the components of the Net transfers from/(to) Parent for the years ended December 31, 2019, 2018 and 2017, respectively.

	Year ended December 31,
(in millions)	2019	2018	2017
Cash pooling and general financing activities	$(299)	$(388)	$(552)
Corporate allocations	246	288	299
Income taxes	116	107	141
SpinCo to Parent cross-charges (1)	(75)	(4)	(5)
Parent to SpinCo cross-charges (1)	13	7	4

Net cash distributed from/(to) Parent	1	10	(113)
Stock-based compensation	30	19	27
Asset transfers from Parent	17	27	6
Deferred taxes settled through net Parent investment	(2)	(1)	(1)
Pension settlement loss	165	1	1
Other (gains)/losses	(11)	(9)	(18)
Other	(71)	21	77

Net transfers from/(to) Parent	$129	$68	$(21)

(1)

Reflects cross-charges between Nielsen and SpinCo relating to pensions on shared plans and depreciation and amortization on shared assets. The $75 million of SpinCo to Parent cross-charges for the year ended December 31, 2019 primarily relates to pension settlements.

(17)	Stock-Based Compensation

Nielsen maintains a number of stock-based compensation programs at the corporate level in which SpinCo’s employees participate. All awards granted under the program relate to Nielsen’s ordinary shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that SpinCo would have experienced as an independent, publicly traded company for the periods presented.

Nielsen measures the cost of all stock-based payments, including stock options, at fair value on the grant date and recognizes such costs within the combined statements of operations; however, no expense is recognized for stock-based payments that do not ultimately vest. Nielsen recognizes the expense of its options that cliff vest using the straight-line method. For those that vest over time, an accelerated graded vesting is used.

Nielsen has an equity-based, management compensation plan (“EPP”) to align compensation for certain key executives with the performance of SpinCo. Under this plan, certain of SpinCo’s executives may be granted stock options, stock appreciation rights, restricted stock and dividend equivalent rights in the shares of SpinCo or purchase its shares. In connection with the completion of Nielsen’s initial public offering of ordinary shares on January 31, 2011 (and further amended), SpinCo implemented the Nielsen 2010 Stock Incentive Plan (the “SIP”) and suspended further grants under the EPP. The SIP is the source of new equity-based awards permitting SpinCo to grant to its key employees, directors and other service providers the following types of awards: incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and other awards valued in whole or in part by reference to shares of Nielsen’s ordinary shares and performance-based awards denominated in shares or cash.

The stock-based compensation expense is included within the Combined Statements of Operations within the Selling, general and administrative expenses, exclusive of depreciation and amortization line item.

In the years ended December 31, 2019, 2018 and 2017, SpinCo incurred $30 million, $19 million and $27 million of stock-based compensation expense, respectively.

(18)	Income Taxes

Although SpinCo was historically included in the consolidated income tax returns of Nielsen, SpinCo’s income taxes are computed and reported herein under the “separate return method.” Use of the separate return method may result in differences when the sum of the amounts allocated to stand-alone tax provisions are compared with amounts presented in the Combined Financial Statements of SpinCo. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Certain tax attributes, e.g., net operating loss carryforwards, which were actually reflected in Nielsen’s consolidated financial statements, may or may not exist at the stand-alone SpinCo level.

In general, the taxable income (loss) of the various Connect business entities was included in Nielsen’s consolidated tax returns, where applicable, in jurisdictions around the world. As such, separate income tax returns were not prepared for certain Connect business entities. Consequently, income taxes currently payable are deemed to have been remitted to Nielsen, through net Parent investment, in the period that the liability arose, and income taxes currently receivable are deemed to have been received from Nielsen in the period that a refund could have been recognized had SpinCo been a separate taxpayer.

SpinCo provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the Combined Statements of Operations as an adjustment to income tax expense in the period that includes the enactment date.

SpinCo records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Such tax positions are, based solely on their technical merits, more likely than not to be sustained upon examination by taxing authorities and reflect the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon settlement with the applicable taxing authority with full knowledge of all relevant information. SpinCo recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

On December 22, 2017, the TCJA was signed into law and significantly changed the way the U.S. taxes corporations. The TCJA reduced the U.S. federal corporate income tax rate from 35 percent to 21 percent and created a territorial-style taxing system. The TCJA required companies to pay a one-time transition tax on earnings of certain foreign subsidiaries that were previously deferred and also created new taxes on certain types of foreign earnings. As of December 31, 2017, SpinCo made a reasonable estimate of the (a) effects on its existing deferred tax balances, and (b) the one-time transition tax. Consequently, SpinCo’s fourth quarter of 2017 and full year 2017 results of operations reflected a non-cash provisional net benefit of $112 million. SpinCo finalized its accounting for the TCJA in December of 2018, including the effects of global intangible low taxed income (“GILTI”). The 2018 expense of $37 million primarily consists of an $4 million tax expense related to GILTI, in addition to a $71 million tax expense related to the establishment of a valuation allowance on deferred tax assets related to foreign tax credits that are not more likely than not to be realized as a result of the TCJA, offset by a $38 million benefit related to the reduction of withholding taxes associated with the one-time transition tax.

The TCJA imposed a U.S. tax on GILTI that is earned by certain foreign affiliates owned by a U.S. shareholder and was intended to tax earnings of a foreign corporation that are deemed to be in excess of a certain threshold return. As of December 31, 2018, SpinCo has made a policy decision and elected to treat taxes on GILTI as a current period expense and have reflected as such within the financial statements as of December 31, 2019 as well.

As part of an intercompany restructuring during the year ended December 31, 2018, Nielsen transferred certain intellectual property assets between wholly owned legal entities in non-U.S. tax jurisdictions. As the impact of the transfer was the result of an intra-entity transaction, the resulting gain on the transfer was eliminated for purposes of Nielsen’s consolidated financial statements. The transferring entity recognized a gain on the transfer of assets that was not subject to income tax in its local jurisdiction. In accordance with ASU No. 2016-16 “Intra-Entity Transfers of Assets Other than Inventory,” which SpinCo adopted in the first quarter of 2018, and as further described in Note 4 (“Summary of Recent Accounting Pronouncements”) to the Combined Financial Statements of SpinCo, SpinCo recorded an income tax benefit of approximately $151 million.

The components of income before income taxes and equity in net income of affiliates, were:

	Year ended December 31,
(in millions)	2019	2018	2017
UK	$6	$4	$16
Non-UK	(1,087)	(1,426)	205

Income before income taxes and equity in net income of affiliates	$(1,081)	$(1,422)	$221

The above amounts for UK and non-UK activities were determined based on the location of the taxing authorities.

The (benefit)/provision for income taxes attributable to the income before income taxes and equity in net income of affiliates consisted of:

	Year ended December 31,
(in millions)	2019	2018	2017
Current
UK	$—	$(1)	$(1)
Non-UK	(125)	127	203

	(125)	126	202

Deferred
UK	2	5	1
Non-UK	(62)	(116)	(164)

	(60)	(111)	(163)

Total	$(185)	$15	$39

SpinCo’s provision for income taxes for the years ended December 31, 2019, 2018 and 2017 was different from the amount computed by applying the statutory UK federal income tax rates to the underlying income before income taxes and equity in net income of affiliates as a result of the following.

	Year ended December 31,
(in millions)	2019	2018	2017
Income/(loss) before income taxes and equity in net income/(loss) of affiliates	$(1,081)	$(1,422)	$221

UK statutory tax rate	19.00%	19.00%	19.25%

(Benefit)/Provision for income taxes at the UK statutory rate	$(206)	$(270)	$43
Impairment of goodwill and long lived assets	191	268	—
Tax impact on distributions from foreign subsidiaries	7	7	(3)
Effect of operations in non-UK jurisdictions	9	23	(13)
Tax impact of global licensing arrangements	(11)	8	50
U.S. state and local taxation	(12)	8	3
Withholding and other taxation	20	24	26
Changes in estimates for uncertain tax positions and audit settlements	(218)	17	30
Changes in valuation allowances	4	6	6
Effect of change in deferred tax rates	32	8	1
Share-based Compensation	2	2	1
Other, net	(2)	(2)	6
Tax impact due to US Tax Reform[1]	—	37	(112)
Tax Impact of Intercompany Restructuring	—	(120)	—
Return to Provision Adjustments	(1)	(1)	1

Total (benefit)/provision for income taxes	$(185)	$15	$39

Effective tax rate (benefit) and expense	(17.1)%	1.1%	17.7%

[1]	This includes the impact of GILTI.

The components of current and non-current deferred income tax assets/(liabilities) were:

(in millions)	December 31, 2019	December 31, 2018
Deferred tax assets:
Net operating loss carryforwards	$126	$45
Capital loss carryforwards	42	42
Accrued expenses	10	12
Employee benefits	24	29
Tax credit carryforward	77	76
Share-based payments	3	3
Other assets	—	1

Total deferred tax asset	282	208
Valuation allowances	(145)	(140)

Deferred tax assets, net of valuation allowances	137	68

Deferred tax liabilities:
Intangible assets	(304)	(264)
Fixed asset and computer software depreciation	(108)	(89)
Deferred Revenue/Costs	(1)	(7)
Unremitted earnings	(43)	(45)
Other liabilities	(4)	—

Total deferred tax liability	(460)	(405)

Net deferred tax liability	$(323)	$(337)

Realization of deferred tax assets is based, in part, on SpinCo’s judgment and various factors including reversal of deferred tax liabilities, and SpinCo’s ability to generate future taxable income in jurisdictions where such assets have arisen and potential tax planning strategies. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future.

At December 31, 2019 and 2018 SpinCo had net operating loss carryforwards of approximately $592 million and $214 million, respectively, which began to expire at varying periods and some of which are indefinite. In addition, SpinCo had tax credit carryforwards of approximately $77 million and $76 million at December 31, 2019 and 2018, respectively.

In certain jurisdictions, SpinCo has operating losses and other tax attributes that, due to the uncertainty of achieving sufficient profits to utilize these operating loss carryforwards and tax credit carryforwards, SpinCo currently believes it is more likely than not that a portion of these losses will not be realized. Therefore, SpinCo has a valuation allowance of approximately $145 million and $140 million at December 31, 2019 and 2018, respectively, related to net operating loss carryforwards, tax credit carryforwards and deferred tax assets related to other temporary differences.

With respect to the outside basis differences of “domestic” subsidiaries, in each taxing jurisdiction where a tiered ownership structure exists, SpinCo has confirmed that one or more viable tax planning strategies exists in each separate taxing jurisdiction that it could, and would—if required—employ to eliminate any income tax liability on such outside basis differences. In addition, resulting from TCJA, SpinCo no longer asserts that all foreign undistributed earnings will be permanently reinvested, but rather SpinCo will, over time, remit up foreign earnings and has provisioned for withholding taxes related to those earnings.

At December 31, 2019 and 2018, SpinCo had gross uncertain tax positions of $32 million and $202 million, respectively. SpinCo has also accrued interest and penalties associated with these unrecognized tax benefits as of December 31, 2019 and 2018 of $19 million and $84 million, respectively.

Estimated interest and penalties related to the underpayment of income taxes is classified as a component of benefit (provision) for income taxes in the Combined Statement of Operations. It is reasonably possible that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits, along with related interest and penalties. Furthermore, the amounts ultimately paid may differ from the amounts accrued. An estimate of any possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of gross uncertain tax positions is as follows:

(in millions)	December 31, 2019	December 31, 2018	December 31, 2017
Balance as of the beginning of period	$202	$195	$179
Additions for current year tax positions	—	15	7
Additions for tax positions of prior years	2	—	10
Reductions for lapses of statute of limitations	(172)	(8)	(1)
Reductions for tax positions of prior years	—	—	—

Balance as of the end of the period	$32	$202	$195

Throughout 2019, ongoing federal and international audits were effectively settled in certain tax jurisdictions and the impact was recorded accordingly the financial statements.

If the balance of SpinCo’s uncertain tax positions is sustained by the taxing authorities in SpinCo’s favor, the reversal of the entire balance would reduce SpinCo’s effective tax rate in future periods.

Nielsen and, in some cases, the Connect business file numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. While the Connect business has a limited history of tax audits on a stand-alone basis, Nielsen is routinely audited by the U.S. Federal and many state and foreign taxing authorities. With few exceptions, Nielsen is no longer subject to U.S. federal income tax examinations for 2015 and prior periods. In addition, Nielsen has subsidiaries in various states, provinces and countries that are currently under audit for years ranging from 2007 through 2018.

(19)	Supplemental Cash Flow Information

Finance lease interest expense settled through net Parent investment was $1 million, $2 million and $2 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

(20)	Commitments and Contingencies

Sublease guarantees

SpinCo provides sublease guarantees in accordance with certain agreements pursuant to which SpinCo guarantees all rental payments upon default of rental payment by the sublessee. To date, SpinCo has not been required to perform under such arrangements does not anticipate making any significant payments related to such guarantees and, accordingly, no amounts have been recorded.

Other Contractual Obligations

SpinCo has entered into operating leases and other contractual obligations to secure real estate facilities, agreements to purchase data processing services and leases of computers and other equipment used in the ordinary course of business and various outsourcing contracts. These agreements are not unilaterally cancelable by SpinCo, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.

The amounts presented below represent the minimum annual payments under SpinCo’s purchase obligations that have initial or remaining non-cancelable terms in excess of one year. These purchase obligations include data processing, building maintenance, equipment purchasing, photocopiers, land and mobile telephone service, computer software and hardware maintenance, and outsourcing.

(in millions)	Operating Leases	Other Contractual Obligations(1)	Total
For the year ended December 31,
2020	$69	$176	$245
2021	46	46	92
2022	30	5	35
2023	17	3	20
2024	13	—	13
Thereafter	50	—	50

Total	$225	$230	$455

(1)

Other contractual obligations represents obligations under agreement, which are not unilaterally cancelable by SpinCo, are legally enforceable and specify fixed or minimum amounts or quantities of goods and services at fixed or minimum prices. SpinCo generally requires purchase orders for vendor and third-party spending. The amounts presented above represent the minimum future annual services covered by purchase obligations including data processing, building maintenance, equipment purchasing, photocopiers, land and mobile telephone service, computer software and hardware maintenance, and outsourcing.

Total expenses incurred under operating leases were $69 million, $55 million and $59 million for the years ended December 31, 2019, 2018 and 2017, respectively. SpinCo recognized rental income received under subleases of $1 million for each of the years ended December 31, 2019, 2018 and 2017. At December 31, 2019, SpinCo had aggregate future proceeds to be received under operating non-cancelable subleases of $4 million.

SpinCo also has minimum commitments under non-cancelable finance leases. See Note 7 (“Leases”) to the Combined Financial Statements of SpinCo for more information on finance leases.

SpinCo is subject to litigation and other claims in the ordinary course of business, some of which include claims for substantial sums. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, SpinCo does expect the ultimate disposition of these matters will not have a material adverse effect on its operations or financial condition. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect SpinCo’s future results of operations or cash flows in a particular period.

(21)	Additional Financial Information

Accounts payable and other current liabilities

(in millions)	December 31, 2019	December 31, 2018
Trade payables	$119	$130
Personnel costs	152	113
Current portion of restructuring liabilities	22	42
Data and professional services	158	167
Current portion of operating leases	56	—
Other current liabilities[1]	105	100

Total accounts payable and other current liabilities	$612	$552

[1]	Other includes multiple items, none of which are individually significant.

(22)	Segments

SpinCo evaluated segment reporting in accordance with ASC 280 and concluded that it operates as a single operating segment and a single reportable segment. SpinCo aligns its operating segments in order to conform to management’s internal reporting structure. SpinCo operates as a complete unit - from the conception of a product, through the collection of the data, into the technology and operations, all the way to the data being sold and delivered to the client. The reporting structure of the SpinCo Business is and has historically been centralized under one Chief Operating Decision Maker (“CODM”), which evaluates SpinCo’s operating financial results to assess its performance as a combined business.

Business Segment Information

	Year ended December 31,
(in millions)	2019	2018	2017
Revenues	$3,057	$3,138	$3,278
Operating income/(loss)	(985)	(1,424)	216
Depreciation and amortization	249	212	214
Restructuring charges	50	100	55
Impairment of goodwill and other long-lived assets	1,004	1,412	—
Share-based compensation expense	30	19	27
Other items (1)	4	23	23
Adjusted EBITDA (2)	352	342	535

	December 31,
(in millions)	2019	2018
Total Assets	$3,910	$4,805

(1)

For the year ended December 31, 2019 and 2018, Other items primarily consist of business optimization costs, including strategic review costs and transaction-related costs. For the year ended December 31, 2017, Other items primarily consists of transaction-related costs and business optimization costs.

(2)	The Company’s CODM uses Adjusted EBITDA to measure performance from period to period.

	Year ended December 31,
(in millions)	2019	2018	2017
Capital expenditures	$191	$215	$207

Geographic Segment Information

(in millions)	Revenues (1)	Long-Lived Assets (2)
2019
U.S.	$844	$1,946
North and South America, excluding the U.S.	498	218
The Netherlands	33	2
Other Europe, United Kingdom, Middle East & Africa	1,056	291
Asia Pacific	626	105

Total	$3,057	$2,562

(in millions)	Revenues (1)	Long-Lived Assets (2)
2018
U.S.	$864	$2,422
North and South America, excluding the U.S.	519	443
The Netherlands	33	2
Other Europe, United Kingdom, Middle East & Africa	1,093	519
Asia Pacific	629	199

Total	$3,138	$3,585

(in millions)	Revenues (1)
2017
U.S.	$965
North and South America, excluding the U.S.	536
The Netherlands	33
Other Europe, United Kingdom, Middle East & Africa	1,088
Asia Pacific	656

Total	$3,278

(1)	Revenues are attributed to geographic areas based on the location of customers.
(2)	Long-lived assets include property, plant and equipment, goodwill and other intangibles assets.

No single client accounted for 10% or more of SpinCo’s revenue for the years ended December 31, 2019, 2018 and 2017.

(23)	Subsequent Events

The Combined Financial Statements of SpinCo have been derived from the financial statements of Nielsen. Management has evaluated subsequent events through May 7, 2020 for disclosure or recognition in the Combined Financial Statements of SpinCo and concluded there were no subsequent events that required recognition or disclosure other than those provided.

COVID-19

In March 2020, the global outbreak of the novel coronavirus (“COVID-19”) was categorized as a pandemic by the World Health Organization and has negatively affected the global economy, disrupted global supply chains, resulted in significant travel and transport restrictions, including mandated closures and orders to “shelter-in-place,” and created significant disruption of the financial markets.

SpinCo has established a global task force to ensure execution of its key priorities during the COVID-19 pandemic—the health and safety of its global workforce, maintaining its financial position with ample liquidity, and continuity of critical business processes.

SpinCo has taken measures to protect the health and safety of its employees, their families and SpinCo’s clients, with a large majority of SpinCo’s worldwide workforce working from home. SpinCo has halted in-store field research and in-person client engagements in its markets and is adapting processes and developing innovative solutions to ensure continuity of critical business processes. In addition, SpinCo is sharing retail measurement data with several government entities to support its communities.

As of the year ended December 31, 2019, SpinCo was not impacted by COVID-19; however, by the end of its first quarter, SpinCo started to experience slowing momentum. These headwinds have continued into the second quarter, with pressure primarily on SpinCo’s non-subscription projects.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law. The CARES Act provides a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants, and investments. The CARES Act is not expected to have a material impact on the Combined Financial Statements of SpinCo, and SpinCo continues to monitor any effects that may result from the CARES Act.

SpinCo believes it has a sound plan in place to mitigate the financial impacts of the COVID-19 pandemic in the face of ongoing economic uncertainty. SpinCo has taken aggressive cost actions to date and continues to closely monitor the situation. SpinCo has sufficient liquidity to satisfy its cash needs and will take additional actions as required.

Schedule II—Valuation and Qualifying Accounts

For the Years ended December 31, 2019, 2018 and 2017

(in millions)	Balance Beginning of Period	Charges to Expense	Deductions	Effect of Foreign Currency Translation	Balance at End of Period
Allowance for accounts receivable and sales returns
For the year ended December 31, 2017	$10	$1	$—	$1	$12
For the year ended December 31, 2018	$12	$1	$(1)	$(1)	$11
For the year ended December 31, 2019	$11	$1	$—	$—	$12

(in millions)	Balance Beginning of Period	Charges to Expense	Charged to Other Accounts	Effect of Foreign Currency Translation	Balance at End of Period
Valuation allowance for deferred taxes
For the year ended December 31, 2017	$16	$6	$—	$1	$23
For the year ended December 31, 2018	$23	$118	$—	$(1)	$140
For the year ended December 31, 2019	$140	$4	$—	$1	$145

Condensed Combined Statements of Operations for the six months ended June 30, 2020 and 2019

(Unaudited)

	Six Months Ended June 30,
(in millions)	2020	2019
Revenues	$1,402	$1,509

Cost of revenues, exclusive of depreciation and amortization shown separately below	791	801
Selling, general and administrative expenses, exclusive of depreciation and amortization shown separately below	526	576
Depreciation and amortization	140	123
Impairment of goodwill and other long–lived assets	4	—
Restructuring charges	63	26

Operating income/(loss)	(122)	(17)

Interest expense	—	(1)
Foreign currency exchange transaction gains/(losses), net	—	(1)
Other income/(expense), net	4	2

Income/(loss) before income taxes	(118)	(17)
Benefit/(provision) for income taxes	(8)	27

Net income/(loss)	(126)	10
Net income/(loss) attributable to noncontrolling interests	1	—

Net income/(loss) attributable to Connect	$(127)	$10

The accompanying notes are an integral part of these Condensed Combined Financial Statements of SpinCo.

Condensed Combined Statements of Comprehensive Income/(Loss) for the

six months ended June 30, 2020 and 2019

(Unaudited)

	Six Months Ended June 30,
(in millions)	2020	2019
Net income/(loss)	$(126)	$10

Other comprehensive income/(loss), net of tax:
Foreign currency translation adjustments	40	(48)
Defined benefit pension plan adjustments(1)	—	(13)

Total other comprehensive income/(loss)	40	(61)

Total comprehensive income/(loss)	(86)	(51)
Less: comprehensive income attributable to noncontrolling interests	1	—

Total comprehensive income/(loss) attributable to Connect	$(87)	$(51)

(1)	Net of tax of zero for the six months ended June 30, 2020 and 2019, respectively.

The accompanying notes are an integral part of these Condensed Combined Financial Statements of SpinCo.

Condensed Combined Balance Sheets as of June 30, 2020 and December 31, 2019

(in millions)	June 30, 2020	December 31, 2019
	(Unaudited)
Assets:
Current assets
Trade and other receivables, net of allowances for doubtful accounts and sales returns of $16 million and $12 million as of June 30, 2020 and December 31, 2019, respectively	$660	$696
Prepaid expenses and other current assets	171	163

Total current assets	831	859
Non–current assets
Property, plant and equipment, net	104	128
Operating lease right–of–use asset	157	170
Goodwill	343	331
Other intangible assets, net	2,068	2,103
Deferred tax assets	195	196
Other non–current assets	125	123

Total assets	$3,823	$3,910

Liabilities and equity:
Current liabilities
Accounts payable and other current liabilities	$594	$612
Deferred revenues	227	215
Current portion of finance lease obligations	5	6

Total current liabilities	826	833
Non–current liabilities
Long–term finance lease obligations	9	11
Deferred tax liabilities	535	519
Operating lease liabilities	132	134
Other non–current liabilities	257	248

Total liabilities	1,759	1,745

Parent equity
Net Parent investment	2,392	2,534
Accumulated other comprehensive loss, net of income taxes	(333)	(373)

Total Parent equity	2,059	2,161
Noncontrolling interests	5	4

Total liabilities, Parent equity and noncontrolling interests	$3,823	$3,910

The accompanying notes are an integral part of these Condensed Combined Financial Statements of SpinCo.

Condensed Combined Statements of Cash Flows for the six months ended June 30, 2020 and 2019

(Unaudited)

	Six Months Ended June 30,
(in millions)	2020	2019
Operating Activities:
Net income/(loss)	$(126)	$10
Adjustments to reconcile net income to net cash provided by operating activities:
Share–based compensation expense	15	15
Gain on sale of property, plant and equipment and other assets	(2)	(1)
Deferred income tax (benefit)/expense	16	16
Depreciation and amortization	140	123
Impairment of goodwill and other long–lived assets	4	—
Currency exchange rate differences on financial transactions and other (gains)/losses
	(2)	(5)
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:
Trade and other receivables, net	28	(65)
Prepaid expenses and other assets	—	19
Accounts payable and other current liabilities	(3)	(93)
Other non–current liabilities	10	(57)

Net cash provided by/(used in) operating activities	80	(38)

Investing Activities:
Acquisition of affiliates, net of cash acquired	(25)	(15)
Additions to property, plant and equipment and other assets	(4)	(12)
Additions to intangible assets	(81)	(71)

Net cash used in investing activities	(110)	(98)

Financing Activities:
Finance leases	(1)	(1)
Net transfers from/(to) Parent	31	137

Net cash provided by/(used in) financing activities	30	136

Net increase/(decrease) in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of period	—	—

Cash and cash equivalents at end of period	$—	$—

Supplementary Cash Flow Disclosure:
Taxes settled through net Parent investment	$39	$49

The accompanying notes are an integral part of these Condensed Combined Financial Statements of SpinCo.

Condensed Combined Statements of Changes in Parent Equity and Noncontrolling

Interests for the six months ended June 30, 2020 and 2019

(Unaudited)

(in millions)	Net Parent Investment	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance as of December 31, 2018	$3,301	$(385)	$11	$2,927
Net income	10	—	—	10
Other comprehensive loss	—	(61)	—	(61)

Total comprehensive loss	10	(61)	—	(51)

Equity transactions with noncontrolling interests	—	—	(7)	(7)
Net transfers from Parent	209	—	—	209

Balance as of June 30, 2019	$3,520	$(446)	$4	$3,078

Balance as of December 31, 2019	$2,534	$(373)	$4	$2,165
Net income/(loss)	(127)	—	1	(126)
Other comprehensive income	—	40	—	40

Total comprehensive loss	(127)	40	1	(86)

Equity transactions with noncontrolling interests	—	—	—	—
Net transfers to Parent	(15)	—	—	(15)

Balance as of June 30, 2020	$2,392	$(333)	$5	$2,064

The accompanying notes are an integral part of these Condensed Combined Financial Statements of SpinCo.

Notes to Condensed Combined Financial Statements of SpinCo

(1)	Background and Nature of Operations

On November 7, 2019, Nielsen Holdings plc (“Nielsen”) announced the completion of its strategic review and its intention to separate its Nielsen Global Connect business (“Connect”) from its Nielsen Global Media business. The separation will occur through a pro rata distribution to the Nielsen shareholders of all of the outstanding ordinary shares of [                 ], a public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands (“SpinCo”), currently a wholly owned subsidiary of Nielsen, that will hold the Connect business. The separation of SpinCo and its business from Nielsen and the proposed interim distribution in specie of SpinCo ordinary shares to Nielsen shareholders are subject to a number of conditions, including Nielsen shareholder approval. References to “SpinCo” in the Condensed Combined Financial Statements refer to Nielsen’s Global Connect business, the predecessor to SpinCo.

SpinCo is a global data analytics and measurement company, with a broad geographic presence in approximately 100 countries and services covering approximately 90% of the world’s population, according to population estimates published by the United Nations. Through its measurement, SpinCo believes that it has the best and most comprehensive understanding of the world’s consumer. SpinCo takes this understanding and delivers trusted data, advanced solutions and essential insights to manufacturers and retailers, so they can make more informed marketing and merchandising decisions. SpinCo’s information on consumer behavior allows its retail and CPG clients to quickly identify opportunities for growth, reduce inefficiencies and strengthen their position in the marketplace. SpinCo invented the concept of market share when, in 1935, its auditors first surveyed store shelves to determine sales patterns, and SpinCo builds upon that industry-defining innovation today.

SpinCo provides these trusted technology-driven products and services to over 20,000 clients:

•

Retail Measurement: SpinCo combines detailed sales data with online and offline partner data, in-house expertise and the latest technology to produce the most accurate view of the marketplace. Clients across nearly every retail industry use SpinCo’s information and insights to make manufacturing, marketing, distribution and sales decisions.

•

Consumer Panel Measurement: SpinCo’s consumer panels collect data from more than 250,000 household panelists across 24 countries, using a combination of in-home scanners and mobile applications to record purchases, to help its clients understand consumer purchasing trends.

•

Analytics: SpinCo’s Connect platform provides a growing selection of automated consumer intelligence and actionable insights that help clients identify unmet consumer needs, improve workflow and make smarter decisions throughout their development and marketing cycles.

•

Loyalty: A global leader in loyalty data processing, SpinCo allows its retail clients to understand and act on consumer data sets. SpinCo’s technology also allows retailers to easily share customer data and analytics with their manufacturer partners for mutual growth.

•

Advisory Services: SpinCo provides its clients with a suite of customized research services as well as consumer and industry studies to better understand consumer attitudes and purchasing behavior, to evaluate and understand why marketing campaigns succeed or fail, and to address issues such as promotions, pricing and marketing mix.

SpinCo has two major product offerings: Measure and Predict/Activate. The Measure product offering consists of SpinCo’s Retail Measurement and Consumer Panel Measurement products, and the Predict/Activate product offering includes Analytics, Loyalty and Advisory Services products. SpinCo presents these operations in the Combined Financial Statements of SpinCo in one reportable segment.

SpinCo holds leading positions in all major developed markets, as well as emerging markets, including China, India, Russia and Latin America. In 2019, 62% of SpinCo’s revenues came from developed markets and 38% came from emerging markets. SpinCo’s revenue streams are characterized by multi-year contracts, client diversity and high contract renewal rates. At the beginning of each year, approximately 60% of SpinCo’s revenue base for the upcoming year is typically committed under existing client agreements, which provides us with a greater degree of stability for our revenue and allows us to more effectively manage our profitability and cash flow. SpinCo’s top five clients represented approximately 16% of its revenues for the year ended December 31, 2019, and the average length of relationship with these clients is over 30 years. No single client accounted for 5% or more of SpinCo’s revenues in 2019.

SpinCo’s investments in developing markets with a rising middle class, as well as its trusted reputation and breadth of solutions make it particularly suited to take advantage of future growth opportunities in consumer behavior measurement.

On June 30, 2020, SpinCo announced a broad-based optimization plan (the “Restructuring Plan”) to drive permanent cost savings and operational efficiencies, as well as to position us for greater profitability and growth. SpinCo expects the Restructuring Plan to be substantially completed in 2020.

The accompanying condensed combined financial statements (the “Condensed Combined Financial Statements of SpinCo”) present the assets, liabilities, revenues, and expenses directly attributable to the Connect business, as well as certain allocations by Nielsen. SpinCo does not operate as a separate, stand-alone entity and is consolidated into Nielsen’s financial reporting, and is currently presented as a reportable segment within Nielsen’s financial results.

(2)	Basis of Presentation

The accompanying Condensed Combined Financial Statements of SpinCo are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly SpinCo’s financial position and the results of operations and cash flows for the periods presented in conformity with U.S. GAAP. All amounts are presented in U.S. Dollars (“$”) except for where expressly stated as being in other currencies, e.g., Euros (“€”).

Throughout the periods covered by the Condensed Combined Financial Statements of SpinCo, the Connect business operated as a reportable segment of Nielsen. However, stand-alone financial statements have not been historically prepared for the Connect business. The accompanying Condensed Combined Financial Statements have been prepared from Nielsen’s historical accounting records in conformity with U.S. GAAP and are presented on a stand-alone basis as if the operations of the Connect business had been conducted independently from Nielsen. As there is no direct ownership relationship among the various legal entities comprising the Connect business, Nielsen and its subsidiaries’ net investment in the operations of the Connect business is shown in lieu of stockholders’ equity in the Condensed Combined Balance Sheets. However, the Condensed Combined Financial Statements of SpinCo may not be indicative of the financial position, results of operations and cash flows of SpinCo in the future or if it had operated independently of Nielsen.

The Condensed Combined Statements of Operations include all revenues and costs directly attributable to SpinCo as well as an allocation of expenses from Nielsen related to centralized facilities, technology functions, and administrative services. Nielsen allocates costs to SpinCo using methodologies that management believes are appropriate and reasonable, including a pro rata basis of revenue or headcount. Such amounts are not necessarily representative of costs that would have been incurred if SpinCo had operated independently of Nielsen.

The Condensed Combined Balance Sheets include the attribution of certain assets and liabilities that have been historically held at the corporate level by Nielsen, but are specifically identifiable or allocable to SpinCo. Nielsen’s cash management and financing activities are centralized. Accordingly, no cash and cash equivalents, third-party and intercompany debt, or related interest expense have been pushed down to the Condensed Combined Financial Statements of SpinCo.

Transactions between Nielsen and SpinCo are considered to be effectively settled at the time the transaction is recorded. The net effect of the settlement of these intercompany transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity as net transfers from/(to) Parent and in the Condensed Combined Balance Sheets as net Parent investment.

(3)	Summary of Significant Accounting Policies

The significant accounting policies are described in Note 3 to the annual Combined Financial Statements of SpinCo included elsewhere in this joint proxy statement/information statement. There have been no other material changes to the significant accounting policies for the six months ended June 30, 2020 other than those described below.

Accounts Receivable

SpinCo extends non-interest-bearing trade credit to its customers in the ordinary course of business. To minimize credit risk, ongoing credit evaluations of client’s financial condition are performed. Effective January 1, 2020, SpinCo adopted ASU, “Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. Prior to the adoption, an estimate of the allowance for doubtful accounts was made when collection of the full amount was no longer probable (incurred loss) or returns were expected. Subsequent to the adoption, as noted in Note 4, the allowance for doubtful accounts is made when collection of the full amounts is no longer probable by also incorporating reasonable and supportable forecasts (expected loss).

During the six months ended June 30, 2020, SpinCo sold $65 million of accounts receivables to third parties and recorded an immaterial loss on the sale to interest expense, net in the Condensed Combined Statement of Operations. As of June 30, 2020 and December 31, 2019, $0 million and $18 million, respectively, of previously sold receivables remained outstanding. The sales were accounted for as true sales, without recourse. SpinCo maintains servicing responsibilities of the majority of the receivables sold during the year, for which the related costs are not significant. The proceeds of $65 million from the sales were reported as a component of the changes in Trade and other receivables, net within operating activities in the Condensed Combined Statements of Cash Flows for the six months ended June 30, 2020.

(4)	Summary of Recent Accounting Pronouncements

Financial Instruments – Credit Losses

Effective January 1, 2020, SpinCo adopted ASU, “Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”. The standard significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard replaced the “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities are required to record allowances rather than reduce the carrying amount under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. Upon adoption, this new standard did not have a significant impact on SpinCo’s Combined Balance Sheets and Combined Statements of Operations.

Compensation—Retirement Benefits—Defined Benefit Plans—General

In August 2018, the FASB issued ASU No. 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20), which amends the current disclosure requirements regarding defined benefit pensions and other post-retirement plans and allows for the removal of certain disclosures, while adding certain new disclosure requirements. This standard is effective for fiscal years beginning after December 15, 2020 and allows for early adoption. SpinCo does not expect this new standard to have a significant impact on its disclosures.

Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes which amends and aims to simplify accounting disclosure requirements regarding a number of topics including: intraperiod tax allocation, accounting for deferred taxes when there are changes in consolidation of certain investments, tax basis step-up in an acquisition and the application of effective rate changes during interim periods, amongst other improvements. This standard is effective for fiscal years beginning after December 15, 2020 and allows for early adoption. SpinCo is assessing the impact of this new standard on SpinCo’s Combined Balance Sheets, Combined Statements of Operations and its future disclosures.

(5)	Revenue Recognition

Revenue is measured based on the consideration specified in a contract with a customer. SpinCo recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer, which generally occurs over time. Substantially all of SpinCo’s customer contracts are non-cancelable and non-refundable.

The following is a description of principal activities from which SpinCo generates its revenues.

SpinCo’s revenue is primarily derived from its measurement services, which include its core tracking and scan data (primarily transactional measurement data and consumer behavior information) and analytical services to businesses in the fast-moving consumer goods industry, as well as thousands of traditional trade retailers that have significant presence in emerging markets. SpinCo tracks billions of sales transactions per month in retail outlets globally, and its data is used to measure sales and market share. Revenues for these services are recognized over the period during which the performance obligations are satisfied as the customer receives and consumes the benefits provided by SpinCo and control of the services are transferred to the customer.

SpinCo also provides a wide and growing selection of consumer intelligence and analytical services that help clients make smarter business decisions throughout their product development and marketing cycles. SpinCo draws actionable insights from its retail market and consumer panel measurement data sets and its online behavioral information, as well as a variety of other proprietary data sets such as product and store reference data. SpinCo’s performance under these arrangements do not create an asset with an alternative use to SpinCo and generally include an enforceable right to payment for performance completed to date; as such, revenue for these services is typically recognized over time. Revenue for contracts that do not include an enforceable right to payment for performance completed to date is recognized at a point in time when the performance obligation is satisfied, generally upon delivery of the services, and when control of the service is transferred to the customer.

SpinCo enters into cooperation arrangements with certain of its customers, under which the customer provides SpinCo with its data in exchange for SpinCo’s services. SpinCo records these transactions at fair value, which is determined based on the fair value of goods or services received, if reasonably estimable. If not reasonably estimable, SpinCo considers the fair value of the goods or services surrendered.

The table below sets forth SpinCo’s revenue disaggregated by major product offerings and by timing of revenue recognition.

	Six Months Ended June 30,
(in millions)	2020	2019
Major Product Offerings
Measure	$1,005	$1,085
Predict/Activate	397	424

Total	$1,402	$1,509

Timing of Revenue Recognition
Products transferred at a point in time	$136	$139
Products and services transferred over time	1,266	1,370

Total	$1,402	$1,509

Contract Assets and Liabilities

Contract assets represent SpinCo’s rights to consideration in exchange for services transferred to a customer that have not been billed as of the reporting date. While SpinCo’s rights to consideration are generally unconditional at the time its performance obligations are satisfied, under certain circumstances the related billing occurs in arrears, generally within one month of the services being rendered.

At the inception of a contract, SpinCo generally expects the period between when it transfers its services to its customers and when the customer pays for such services will be one year or less.

Contract liabilities relate to advance consideration received or the right to consideration that is unconditional from customers for which revenue is recognized when the performance obligation is satisfied and control transferred to the customer.

The table below sets forth SpinCo’s contract assets and contract liabilities from contracts with customers.

(in millions)	June 30, 2020	December 31, 2019
Contract assets	$137	$133
Contract liabilities	$227	$215

The increase in the contract assets balance during the period was primarily due to $107 million of revenue recognized that was not billed, in accordance with the terms of the contracts, as of June 30, 2020, offset by $101 million of contract assets included in the December 31, 2019 balance that were invoiced to SpinCo’s clients and therefore transferred to trade receivables.

The increase in the contract liability balance during the period was primarily due to $175 million of advance consideration received or the right to consideration that is unconditional from customers for which revenue was not recognized during the period, offset by $164 million of revenue recognized during the period that had been included in the December 31, 2019 contract liability balance.

Transaction Price Allocated to the Remaining Performance Obligations

As of June 30, 2020, approximately $1.9 billion of revenue is expected to be recognized from remaining performance obligations that are unsatisfied (or partially unsatisfied) for SpinCo’s services. This amount excludes variable consideration allocated to performance obligations related to sales- and usage-based royalties on licenses of intellectual property.

SpinCo expects to recognize revenue on approximately 77% of these remaining performance obligations through December 31, 2021, with the balance recognized thereafter.

Deferred Costs

Incremental direct costs incurred to build the infrastructure to service new contracts are capitalized as a contract cost. As of June 30, 2020 and December 31, 2019, the balances of such capitalized costs were $10 million and $11 million, respectively. These costs are typically amortized through cost of revenues over the original contract period beginning when the infrastructure to service new clients is ready for its intended use. The amortization of these costs for the six months ended June 30, 2020 and 2019 was $2 million and $4 million, respectively. There was no impairment loss recorded in any of the periods presented.

Expected Credit Losses

SpinCo is required to measure expected credit losses on trade accounts receivable. SpinCo considered the asset’s contractual life, the risk of loss and reasonable and supportable forecasts of future economic conditions. The estimate of expected credit losses reflects the risk of loss, even if management believes no loss was incurred as of the measurement date.

The following schedule represents the allowance for doubtful accounts rollforward incorporating expected credit losses as of June 30, 2020.

(in millions)	Balance Beginning of Period	Charges to Expense	Deductions	Effect of Foreign Currency Translation	Balance at End of Period
Allowance for accounts receivable
For the six months ended June 30, 2020	$4	$1	$(1)	$—	$4

(6)	Business Acquisitions

For the six months ended June 30, 2020, SpinCo paid cash consideration of $25 million associated with current period acquisitions, net of cash acquired. Had these 2020 acquisitions occurred as of January 1, 2020, the impact on SpinCo’s results of operations would not have been material.

For the six months ended June 30, 2019, SpinCo paid cash consideration of $15 million associated with current period acquisitions, net of cash acquired. Had these 2019 acquisitions occurred as of January 1, 2019, the impact on SpinCo’s results of operations would not have been material.

(7)	Leases

All significant lease arrangements are generally recognized at lease commencement. Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at commencement. An ROU asset and corresponding lease liability are not recorded for leases with an initial term of 12 months or less (short term lease) and SpinCo recognizes lease expense for these leases as incurred over the lease term. ROU assets represent SpinCo’s right to use an underlying asset during the reasonably certain lease term, and lease liabilities represent its obligation to make lease payments arising from the lease. SpinCo’s lease terms may include options to extend or terminate the lease when it is reasonably certain that SpinCo will exercise that option. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. SpinCo uses the rate implicit in the lease for the discount rate when determining the present value of lease payments whenever that rate is readily determinable. If the rate is not readily determinable, SpinCo uses its incremental borrowing rate, which is updated periodically, based on the information available at commencement date. The operating lease ROU asset also includes any lease payments related to initial direct cost and prepayments and excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term. SpinCo has lease agreements with lease and non-lease components, which are generally accounted for together.

SpinCo has operating and finance leases for real estate facilities, servers, computer hardware, and other equipment. SpinCo’s leases have remaining lease terms of one year to 30 years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year.

The components of lease expense were as follows:

	Six Months Ended June 30,
(in millions)	2020	2019
Lease cost
Finance lease cost:
Amortization of right–of–use assets	$4	$3
Interest on lease liabilities	—	1

Total finance lease cost	4	4
Operating lease cost	33	32
Short–term lease costs	—	—
Sublease income	(1)	—

Total lease cost	$36	$36

Supplemental balance sheet information related to leases was as follows:

(in millions, except lease term and discount rate)	June 30, 2020	December 31, 2019
Operating leases
Operating lease right–of–use assets	$157	$170
Other current liabilities	50	56
Operating lease liabilities	132	134

Total operating lease liabilities	$182	$190

Finance leases
Property, plant and equipment, gross	$63	$65
Accumulated depreciation	(39)	(37)

Property, plant and equipment, net	24	28

Other intangible assets, gross	—	1
Accumulated amortization	—	–

Other intangible assets, net	—	1

Current finance lease obligations	5	6
Long-term finance lease obligations	9	11

Total finance lease liabilities	$14	$17

	Six Months Ended June 30,
	2020	2019
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows used in finance leases	(1)	(1)
Operating cash flows used in operating leases	(33)	(38)
Financing cash flows used in finance leases	(1)	(1)
Right–of–use assets obtained in exchange for new finance lease liabilities	1	1
Right–of–use assets obtained in exchange for new operating lease liabilities	16	25
Weighted–average remaining lease term––finance leases	4 years	3 years
Weighted–average remaining lease term––operating leases	7 years	9 years
Weighted–average discount rate—finance leases	5.96%	6.50%
Weighted–average discount rate—operating leases	4.29%	4.50%

Annual maturities of SpinCo’s lease liabilities are as follows:

(in millions)	Operating Leases	Finance Leases
For July 1, 2020 to December 31, 2020	$35	$1
2021	51	2
2022	40	2
2023	24	1
2024	18	1
2025	10	1
Thereafter	38	6

Total lease payments	216	14
Less imputed interest	(34)	—

Total	$182	$14

(8)	Goodwill and Other Intangible Assets

Goodwill

During the first quarter of 2020, despite the excess fair value identified in SpinCo’s 2019 impairment assessment, SpinCo determined that impacts of the COVID-19 pandemic indicated that there was a triggering event for an interim assessment. As a result, the Company reviewed SpinCo’s previous forecasts and assumptions based on SpinCo’s current projections that are subject to various risks and uncertainties, including: forecasted revenues, expenses and cash flows, including the duration and extent of impact to SpinCo’s business from the COVID-19 pandemic, current discount rates, the reduction in Nielsen’s market capitalization, and observable market transactions.

Based on SpinCo’s interim impairment assessment as of March 31, 2020, SpinCo has determined that the estimated fair value of the reporting unit exceeded its carrying value (including goodwill), thus no impairment was recorded. Based on SpinCo’s second quarter results and projections, there were no indicators of impairment during the second quarter of 2020. SpinCo will continue to closely evaluate and report on any indicators of future impairments.

The table below summarizes the changes in the carrying amount of goodwill for the six months ended June 30, 2020:

(in millions)
Balance, January 1, 2020	$331
Acquisitions, divestitures and other adjustments	20
Effect of foreign currency translation	(8)

Balance, June 30, 2020	$343

At June 30, 2020, $14 million of goodwill is expected to be deductible for income tax purposes.

Other Intangible Assets

	June 30, 2020
(in millions)	Gross Amounts	Accumulated Amortization
Indefinite–lived intangibles:
Trade name and trademark	$1,218	$—

Amortized intangibles:
Trade name and trademark	41	(26)
Customer–related intangibles	547	(315)
Covenants–not–to–compete	11	(11)
Computer software	1,307	(706)
Patents and other	35	(33)

Total	$1,941	$(1,091)

	December 31, 2019
(in millions)	Gross Amounts	Accumulated Amortization
Indefinite–lived intangibles:
Trade name and trademark	$1,218	$—

Amortized intangibles:
Trade name and trademark	40	(25)
Customer–related intangibles	560	(308)
Covenants–not–to–compete	11	(10)
Computer software	1,213	(599)
Patents and other	35	(32)

Total	$1,859	$(974)

During the first quarter of 2020, SpinCo concluded that there was a triggering event for an interim assessment of the indefinite-lived intangibles. SpinCo performed the interim assessment of the trade name and trademark and concluded that the estimated fair value exceeded its carrying value. The indefinite-lived intangible asset had a fair value that exceeded its carrying value by less than 5%. SpinCo will continue to closely evaluate and report on any indicators of future impairments.

During the second quarter of 2020, Nielsen decided to exit smaller, underperforming markets and non-core businesses, and concluded that this decision represented an impairment indicator for the long-lived assets within those markets and businesses. To the extent that the carrying value of the assets exceeded the sum of the future undiscounted cash flows, SpinCo measured an impairment charge using a discounted cash flow method for estimation of the asset’s fair value. During the second quarter of 2020 SpinCo recognized a non-cash impairment charge associated with amortizable intangibles of $1 million.

The amortization expense for the six months ended June 30, 2020 and 2019 was $120 million and $102 million respectively. These amounts include amortization expense associated with computer software of $101 million and $81 million for the six months ended June 30, 2020 and 2019, respectively. Additionally, amortization expense for intangible assets of Nielsen utilized by SpinCo recorded in Other income/(expense), net amounted to $1 million for the six months ended June 30, 2020 and 2019.

At June 30, 2020, the net book value of purchased software and internally developed software was $2 million and $598 million, respectively.

(9)	Changes in Accumulated Other Comprehensive Loss by Component

The table below summarizes the changes in accumulated other comprehensive income/(loss), net of tax, by component for the six months ended June 30, 2020.

(in millions)	Currency Translation Adjustments	Post- Employment Benefits	Total
Balance as of December 31, 2019	$(244)	$(129)	$(373)

Net current period other comprehensive income	40	—	40

Balance as of June 30, 2020	$(204)	$(129)	$(333)

The table below summarizes the changes in accumulated other comprehensive income/(loss), net of tax, by component for the six months ended June 30, 2019.

(in millions)	Currency Translation Adjustments	Post- Employment Benefits	Total
Balance as of December 31, 2018	$(140)	$(245)	$(385)

Net current period other comprehensive loss	(48)	(13)	(61)

Balance as of June 30, 2019	$(188)	$(258)	$(446)

(10)	Trade and Other Receivables, Net

Trade and Other Receivables, net consists of the following:

(in millions)	June 30, 2020	December 31, 2019
Trade accounts receivable	$539	$575
Unbilled accounts receivable under contracts	137	133

Gross accounts receivable	676	708
Less: allowances for doubtful accounts and sales returns	16	12

Total Trade and Other Receivables, net	$660	$696

(11)	Fair Value Measurements

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, SpinCo considers the principal or most advantageous market in which SpinCo would transact, and also considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date;

Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date; and

Level 3: Pricing inputs that are generally unobservable and may not be corroborated by market data.

Financial Assets and Liabilities Measured on a Recurring Basis

SpinCo’s financial assets and liabilities are measured and recorded at fair value, except for equity method investments and cost method investments. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. SpinCo’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy. In addition, SpinCo records changes in the fair value of equity investments with readily determinable fair values in net income rather than in accumulated other comprehensive income/(loss). Investments that do not have readily determinable fair values are recognized at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The adjustments related to the observable price changes will also be recognized in net income.

SpinCo participates in a deferred compensation plan to provide certain members of a select group of management or highly compensated employees a means to defer receipt of compensation and to have such deferred amounts treated as if invested in specified investment vehicles to enhance the competitiveness of SpinCo’s executive compensation program and, therefore, its ability to attract and retain key personnel necessary for the continued success and progress of SpinCo.

Deferred compensation liabilities consist of participants’ deferrals, which are invested in a variety of participant directed stock and bond mutual funds and are classified as equity securities. Changes in the fair value of these securities are measured using quoted prices in active markets based on the market price per unit multiplied by the number of units held exclusive of any transaction costs. A corresponding adjustment for changes in fair value of the equity securities is also reflected in the changes in fair value of the deferred compensation obligation. SpinCo’s deferred compensation liabilities measured at fair value on a recurring basis was $2 million as of both June 30, 2020 and December 31, 2019.

Plan assets for deferred compensation plans are composed of investments in mutual funds, which are intended to fund liabilities arising from deferred compensation plans. These investments are carried at fair value, which is based on quoted market prices at period end in active markets. These investments are classified as equity securities with any gains or losses resulting from changes in fair value recorded in Other income/(expense), net in the Condensed Combined Statements of Operations. SpinCo’s plan assets for deferred compensation measured at fair value on a recurring basis was $2 million as of both June 30, 2020 and December 31, 2019.

There were no financial assets or liabilities measured at fair value using Level 2 or Level 3 inputs on a recurring basis as of June 30, 2020 and December 31, 2019, respectively.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

During the second quarter of 2020, Nielsen concluded that the decision to exit smaller, underperforming markets and non-core businesses was an impairment indicator for the long-lived assets within those exits. Where the carrying value of the assets exceeded the sum of the future undiscounted cash flows, SpinCo measured an impairment charge using a discounted cash flow method for estimation of the asset’s fair value. During the second quarter of 2020 we recognized a pre-tax non-cash impairment charge associated with long-lived assets of $4 million, including $1 million of definite-lived intangible assets and $3 million of Property, plant and equipment.

SpinCo did not measure any material nonfinancial assets or liabilities at fair value as of June 30, 2020 and December 31, 2019.

(12)	Restructuring Activities

Optimization Initiatives

In June 2020, SpinCo announced a broad-based optimization plan to drive permanent cost savings and operational efficiencies, as well as to position SpinCo for greater profitability and growth. SpinCo expects the plan to be substantially completed in 2020.

SpinCo incurred $55 million of restructuring charges in the second quarter of 2020. These charges mostly represent severance costs related to employee separation packages. The amounts are calculated based on salary levels and past service periods. Severance costs are generally charged to earnings when planned employee terminations are approved.

A summary of the changes in the liabilities for restructuring activities is provided below:

(in millions)	Total Initiatives
Balance at December 31, 2019	$26

Charges(1)	60
Payments	(22)
Effect of foreign currency translation and other adjustments	(1)

Balance at June 30, 2020	$63

(1)	Excludes charges related to operating lease right-of-use assets of $3 million.

SpinCo recorded $63 million in restructuring charges primarily relating to the optimization initiatives referenced above for the six months ended June 30, 2020.

SpinCo recorded $26 million in restructuring charges for the six months ended June 30, 2019, primarily relating to programs associated with SpinCo’s plans to reduce selling, general and administrative expenses as well as automation initiatives. These charges primarily related to severance costs associated with employee separation packages.

Of the $63 million in remaining liabilities for restructuring actions at June 30, 2020, $56 million is expected to be paid within one year and is classified as a current liability within the Condensed Combined Balance Sheets as of June 30, 2020.

(13)	Relationship with Nielsen and Related Entities

Historically, SpinCo has been managed and operated in the normal course of business consistent with other affiliates of Nielsen. Accordingly, certain shared costs have been allocated to SpinCo and reflected as expenses in the Condensed Combined Statements of Operations. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Nielsen expenses attributable to SpinCo for purposes of the Condensed Combined Financial Statements of SpinCo. However, the expenses reflected in the Condensed Combined Statements of Operations may not be indicative of the actual expenses that would have been incurred during the periods presented if SpinCo historically operated as a separate, stand-alone entity. In addition, the expenses reflected in the Condensed Combined Statements of Operations may not be indicative of related expenses that will be incurred in the future by SpinCo.

General Corporate Overhead Allocation

Nielsen provides facilities, information services and certain corporate and administrative services to SpinCo. Expenses relating to these services have been allocated to SpinCo and are reflected in the Condensed Combined Statements of Operations. Where direct assignment was not possible or practical, these costs were allocated on a pro rata basis of revenues, headcount or other measures. The following table summarizes the components of general allocated corporate expenses for the six months ended June 30, 2020 and 2019, respectively.

	Six Months ended June 30,
(in millions)	2020	2019
Cost of revenues	$41	$44
Selling, general and administrative expenses, exclusive of depreciation and amortization	57	78

Total	$98	$122

Cash Management and Financing

SpinCo participates in Nielsen’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems, which are operated by Nielsen. Cash receipts are transferred to centralized accounts which are also maintained by Nielsen. As cash is disbursed and received by Nielsen, it is accounted for by SpinCo through net Parent investment in the Condensed Combined Balance Sheets.

Historically, SpinCo has received funding from Nielsen for SpinCo’s operating and investing cash needs. Nielsen’s third-party debt and the related interest expense have not been allocated to SpinCo for any of the periods presented as SpinCo is not the legal obligor of the debt and Nielsen’s borrowings were not directly attributable to SpinCo.

Intercompany Receivables/Payables

All significant intercompany transactions between SpinCo and Nielsen (and its non-Connect businesses) have been included in these Condensed Combined Financial Statements of SpinCo and are considered to be effectively settled for cash at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions have been accounted for through net Parent investment in the Condensed Combined Balance Sheets and is reflected in the Condensed Combined Statements of Cash Flow as a financing activity.

The following table summarizes the components of the Net transfers from/(to) Parent for the six months ended June 30, 2020 and 2019, respectively.

	Six Months ended June 30,
(in millions)	2020	2019
Cash pooling and general financing activities	$(103)	$(35)
Corporate allocations	98	122
Income taxes	39	49
SpinCo to Parent cross-charges(1)	(5)	(4)
Parent to SpinCo cross-charges(1)	2	5

Net cash distributed from/(to) Parent	31	137
Share-based compensation	15	15
Asset transfers from/(to) Parent	(8)	4
Other (gains)/losses	(2)	(5)
Other	(51)	58

Net transfers from/(to) Parent	$(15)	$209

(1)	Reflects cross-charges between Nielsen and SpinCo relating to pensions on shared plans and depreciation and amortization on shared assets.

(14)	Income Taxes

The effective tax rates before discrete tax items for the six months ended June 30, 2020 and 2019 were -2% ($2 million tax expense) and 62% ($11 million tax benefit), respectively. The tax rate for the six months ended June 30, 2020 was lower than the statutory rate as a result of tax rate differences in other jurisdictions where SpinCo files tax returns and increases in valuation allowances, withholding taxes, and other foreign taxes. The tax rate for the six months ended June 30, 2019 was higher than the statutory rate as a result of the impact of tax rate differences in other jurisdictions where SpinCo files tax returns and withholding taxes. For the six months ended June 30, 2020, the total tax expense was $8 million which includes discrete items recognized in the period, such as the impact of foreign tax settlements and restructuring. For the six months ended June 30, 2019, the total tax benefit was $27 million which includes the favorable impact of releasing certain tax contingencies and other discrete items recognized in the period.

The estimated liability for unrecognized tax benefits as of December 31, 2019 was $32 million. If the Company’s tax positions are favorably sustained by the taxing authorities, the reversal of the underlying liabilities would reduce SpinCo’s effective tax rate in future periods. The Parent and, in some cases, the Connect business files numerous consolidated and separate income tax returns in the U.S. and in many state and foreign jurisdictions. The Parent is no longer subject to U.S. Federal income tax examination for 2015 and prior periods. In addition, the Parent has subsidiaries in various states, provinces and countries that are currently under audit for years ranging from 2007 through 2019.

To date, the Parent is not aware of any material adjustments not already accrued related to any of the current Federal, state or foreign audits under examination.

(15)	Commitments and Contingencies

The Company is subject to litigation and other claims in the ordinary course of business, some of which include claims for substantial sums. Accruals have been recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be determined, SpinCo does expect the ultimate disposition of these matters will not have a material adverse effect on its operations or financial condition. However, depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect SpinCo’s future results of operations or cash flows in a particular period.

(16)	Segments

SpinCo evaluated segment reporting in accordance with ASC 280 and concluded that it operates as a single operating segment and a single reportable segment. SpinCo aligns its operating segments in order to conform to management’s internal reporting structure. SpinCo operates as a complete unit - from the conception of a product, through the collection of the data, into the technology and operations, all the way to the data being sold and delivered to the client. The reporting structure of the SpinCo Business is and has historically been centralized under one Chief Operating Decision Maker (‘CODM’), which evaluates SpinCo’s operating financial results to assess its performance as a combined business.

Business Segment Information

	Six Months ended June 30,
(in millions)	2020	2019
Revenues	$1,402	$1,509
Operating income/(loss)	(122)	(17)
Depreciation and amortization	140	123
Restructuring charges	63	26
Impairment of goodwill and other long-lived assets	4	—
Share-based compensation expense	15	15
Other items(1)	17	7
Adjusted EBITDA(2)	117	154

(in millions)	June 30, 2020	December 31, 2019
Total Assets	$3,823	$3,910

(1)	For the periods ended June 30, 2020 and 2019, Other items primarily consist of business optimization costs, including strategic review costs and transaction-related costs.
(2)	The Company’s CODM uses Adjusted EBITDA to measure performance from period to period.

(17)	Subsequent Events

The Condensed Combined Financial Statements of SpinCo have been derived from the financial statements of Nielsen. Management has evaluated subsequent events through September 4, 2020 for disclosure or recognition in the Condensed Combined Financial Statements of SpinCo and concluded there were no subsequent events that required recognition or disclosure other than those provided.

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